UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 21, 2026

WEREWOLF THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40366	82-3523180
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

303 Wyman Street, Suite 300
Waltham MA	02451
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 952-0555

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	HOWL	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On August 21, 2026, Werewolf Therapeutics, Inc., a Delaware corporation (“Werewolf”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Ambros Therapeutics, Inc., a Delaware corporation (“Ambros”), Werewolf, and Wave Atlantis Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Werewolf (“Merger Sub”).

Pursuant to the Merger Agreement, and upon the terms and subject to the satisfaction of the conditions described therein, Merger Sub will be merged with and into Ambros, with Ambros surviving as a wholly owned subsidiary of Werewolf (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Subject to the terms and conditions of the Merger Agreement, (i) immediately prior to the effective time of the Merger (the “Effective Time”), the then-outstanding shares of Ambros preferred stock, par value $0.00001 per share, will be converted into shares of Ambros common stock, par value $0.00001 per share (“Ambros Common Stock”) and (ii) at the Effective Time, each then-outstanding share of Ambros Common Stock (excluding shares held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Werewolf common stock, par value $0.0001 per share (“Werewolf Common Stock”), calculated in accordance with the exchange ratio as set forth in the Merger Agreement and subject to any election pursuant to the terms of the Merger Agreement to receive pre-funded warrants to acquire Werewolf Common Stock with an exercise price of $0.0001 per share (“Merger Pre-Funded Warrants”) in lieu of any shares of Werewolf Common Stock in excess of the Beneficial Ownership Limitation (as defined in the Merger Agreement). In addition, at the Effective Time, each then-outstanding option to purchase shares of Ambros Common Stock will be assumed by Werewolf and converted into an option to acquire Werewolf Common Stock, with the number of underlying shares and exercise price adjusted in accordance with the exchange ratio as set forth in the Merger Agreement.

At the closing of the Merger (the “Closing” and such date, the “Closing Date”), on a pro forma basis and based upon the number of shares of Werewolf Common Stock and Merger Pre-Funded Warrants and pre-funded warrants to purchase shares of Werewolf Common Stock with an exercise price of $0.001 per share expected to be issued in connection with the Concurrent PIPE Financing (as defined below) (“PIPE Pre-Funded Warrants” and, together with the Merger Pre-Funded Warrants, the “Pre-Funded Warrants”), pre-merger equityholders of Werewolf, other than those participating in the private placement, are expected to own approximately 6.8% of the combined company, pre-merger Ambros stockholders are expected to own approximately 71.7% of the combined company and Investors (as defined below) participating in the private placement are expected to own approximately 21.5% of the combined company, in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) an implied valuation for Werewolf of $47.5 million, (ii) a valuation for Ambros of $500.0 million, and (iii) the relative capitalization of Werewolf and Ambros. The percentage of the combined company that each party’s equity holders will own following the Closing is subject to certain adjustments as described in the Merger Agreement.

The Merger Agreement contains representations and warranties of the parties regarding their respective businesses. The Merger Agreement also contains certain covenants made by each of Werewolf and Ambros, including non-solicitation restrictions binding each party and its representatives (subject to certain exceptions as further described in the Merger Agreement) and restrictions on the operation of each party’s business between the date of the Merger Agreement and the Closing.

In connection with the Merger, Werewolf, in cooperation with Ambros, will prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”), which will contain a proxy statement to be used by Werewolf to solicit approval of the applicable stockholder matters at a special meeting of Werewolf stockholders (the “Werewolf Stockholder Meeting”). Promptly after the Form S-4 is declared effective, Ambros will, in cooperation with Werewolf, solicit an action by written consent from the requisite Ambros stockholders to approve the Merger Agreement and Contemplated Transactions. At the Werewolf

Stockholder Meeting, Werewolf stockholders will be asked to approve, among other matters, (i) the issuance of Werewolf Common Stock in the Merger and the resulting change of control for purposes of The Nasdaq Stock Market (“Nasdaq”) rules, (ii) if required, the issuance of securities in the Concurrent PIPE Financing pursuant to Nasdaq Listing Rule 5635(d) (clauses (i) and (ii), the “Nasdaq Proposals”), and (iii) amendments to Werewolf’s certificate of incorporation (including a name change (the “Name Change Proposal”), a reverse stock split (the “Reverse Stock Split Proposal” and, together with the Nasdaq Proposals and the Name Change Proposal, the “Werewolf Stockholder Matters”) and an increase in authorized Werewolf Common Stock), and (iv) the equity plan proposals described in the Merger Agreement. Werewolf’s obligation to call, give notice of and hold the Werewolf Stockholder Meeting is not limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer, any Acquisition Proposal or Acquisition Inquiry (each as defined in the Merger Agreement), or certain specified events relating to a change in the recommendation of the Werewolf board of directors.

The Closing is subject to certain closing conditions, including: (i) the approval by the requisite Ambros stockholders of the adoption and approval of the Merger Agreement and the Contemplated Transactions; (ii) the approval by the requisite Werewolf stockholders of the Werewolf Stockholder Matters; (iii) the existing shares of Werewolf Common Stock having been continually listed on Nasdaq and the approval of the listing of the shares of Werewolf Common Stock and the shares of Werewolf Common Stock underlying the Pre-Funded Warrants on Nasdaq; (iv) the Securities Purchase Agreement (as defined below) being in full force and effect with cash proceeds of not less than $100.0 million (less applicable expenses) having been received by Werewolf; (v) the effectiveness of the Form S-4; and (vi) Final Werewolf Net Cash (as defined in the Merger Agreement) being greater than $0. The Closing is also subject to other specified customary closing conditions of each party, including the accuracy of each party’s representations and warranties, subject to applicable materiality qualifications, compliance by each party with its covenants under the Merger Agreement in all material respects, respectively, delivery of certain customary closing documents by each of Werewolf and Ambros, and no Werewolf material adverse effect or Ambros material adverse effect having occurred since the date of the Merger Agreement that is continuing, respectively.

Either party may be required to pay a termination fee in the event of termination of the Merger Agreement in certain circumstances. A termination fee of $20.0 million may become payable by Ambros to Werewolf if the Merger Agreement is terminated by (a) Werewolf following certain specified events relating to a change in the recommendation of the Ambros board of directors or certain other actions by Ambros relating to an acquisition proposal, (b) by Ambros concurrently with Ambros’s entry into a definitive agreement with respect to a Superior Offer (as defined in the Merger Agreement), subject to certain requirements set forth in the Merger Agreement, or (c) in certain circumstances following termination of the Merger Agreement if an acquisition proposal with respect to Ambros had been made prior to such termination and Ambros enters into or consummates an Acquisition Transaction (as defined in the Merger Agreement) within 12 months following such termination. A termination fee of $1.9 million may become payable by Werewolf to Ambros if the Merger Agreement is terminated by (a) Ambros following certain specified events relating to a change in the recommendation of the Werewolf board of directors or certain other actions by Werewolf relating to an acquisition proposal or (b) in certain circumstances following termination of the Merger Agreement if an acquisition proposal with respect to Werewolf had been made prior to such termination and Werewolf enters into or consummates an Acquisition Transaction within 12 months following such termination.

Support Agreements

Concurrently with the execution of the Merger Agreement, the executive officers and directors of Werewolf holding approximately 1.4% of the outstanding Werewolf Common Stock entered into support agreements (the “Werewolf Support Agreements”) in favor of Ambros, providing among other things, that such officers and directors will vote all of their eligible shares of Werewolf capital stock in favor of, among other things the Werewolf Stockholder Matters.

Concurrently with the execution of the Merger Agreement, certain officers and directors and certain other stockholders of Ambros holding approximately 71.3% of the outstanding Ambros Common Stock (on an as-converted basis) entered into support agreements (the “Ambros Support Agreements” and, together with the Werewolf Support Agreements, the “Support Agreements”) in favor of Werewolf, providing among other things, that such officers, directors and stockholders will vote all of their shares of Ambros capital stock, among other things, in favor of approving the Merger Agreement and Contemplated Transactions.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and certain other stockholders of Ambros entered into lock-up agreements (the “Ambros Lock-Up Agreements”), pursuant to which, subject to specified exceptions, such persons accepted certain restrictions on transfers of the shares of Werewolf Common Stock, Merger Pre-Funded Warrants, and any other securities convertible into or exercisable or exchangeable for Werewolf Common Stock, in each case, received in connection with the Merger for the 180-day period following the Effective Time.

Pre-Funded Warrants

Each PIPE Pre-Funded Warrant and each Merger Pre-Funded Warrant has an exercise price of $0.001 per share of Werewolf Common Stock. The Pre-Funded Warrants will be exercisable at any time and from time to time on or after the Effective Time until exercised in full. A holder (together with its affiliates and other attribution parties) may not exercise any portion of a Pre-Funded Warrant to the extent that, immediately after giving effect to such exercise, the holder would own more than a specified percentage of the outstanding common stock of the combined company (9.99%), which percentage may be increased at the holder’s option (not to exceed 19.99%) upon 61 days’ notice, subject to the terms of the Pre-Funded Warrants.

The foregoing descriptions of the Merger Agreement, the form of PIPE Pre-Funded Warrant, the form of Merger Pre-Funded Warrant, the form of Werewolf Support Agreement, the form of Ambros Support Agreement, and the form of Ambros Lock-Up Agreement, (collectively, the “Agreements”), do not purport to be complete and are qualified in their entirety by reference to those Agreements, which are filed as Exhibits 2.1, 4.1, 4.2, 10.1, 10.2, and 10.3, respectively, to this Current Report on Form 8-K and are incorporated herein by reference. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by each of Werewolf and Ambros in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Agreements were used for the purpose of allocating risk between the parties thereto rather than establishing matters as facts. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.

Werewolf Contingent Value Rights Agreement

In connection with the Merger and immediately prior to the Effective Time, Werewolf is expected to enter into a Contingent Value Rights Agreement (the “CVR Agreement”), with a nationally recognized rights agent agreed to between Werewolf and Ambros (“Rights Agent”) pursuant to which Werewolf will distribute to each holder of Werewolf Common Stock of record as of the close of business on the last business day prior to the Effective Time one non-transferable contingent value right (each, a “CVR”) for each outstanding share of Werewolf Common Stock held by such stockholder as of such date. Each CVR represents the right to receive contingent cash payments (any such cash payments, “CVR Payment Amounts”) in respect of certain of Werewolf’s legacy assets, consisting of Werewolf’s conditionally activated INDUKINE programs, WTX-124 and WTX-330 (together, the “Legacy Assets”), pursuant to the terms and conditions of the CVR Agreement.

The CVR Payment Amounts, if any, will become payable to the Rights Agent for subsequent distribution to the CVR holders in accordance with the terms of the CVR Agreement. In the event that no such proceeds are received during the CVR Term (as defined in the CVR Agreement), holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that the CVR holders will receive any payments with respect to the CVR Agreement.

The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights. The CVRs are solely contractual rights and will not constitute equity or ownership interests in Werewolf, or any of its respective affiliates, and Werewolf has agreed to cooperate, including by making changes to the CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act of 1934, as amended (the “Exchange Act”), or applicable state securities or “blue sky” laws. The CVRs are not transferable except in limited circumstances specified in the CVR Agreement.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, which is attached hereto as Exhibit 10.6 and incorporated herein by reference.

Concurrent PIPE Financing

Concurrently with entering into the Merger Agreement, Werewolf entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain qualified institutional buyers or accredited investors (the “Investors”). Pursuant to the Securities Purchase Agreement, and subject to the terms and conditions therein, Werewolf agreed to sell, and the Investors agreed to purchase, immediately prior to the Closing of the Merger, shares of Werewolf Common Stock (the “Shares”) and, in the case of certain Investors, in lieu of shares of Werewolf Common Stock, PIPE Pre-Funded Warrants (together with the Shares, the “Securities”) for an aggregate purchase price of $150.0 million (the “Concurrent PIPE Financing”). The closing of the Concurrent PIPE Financing is anticipated to occur immediately prior to the Closing of the Merger, subject to the satisfaction of customary closing conditions.

The purchase price per Share of Werewolf Common Stock will be determined prior to Closing, and will equal the aggregate gross proceeds of the Concurrent PIPE Financing divided by the number of shares of Werewolf Common Stock allocated to the Investors pursuant to the framework in the Merger Agreement. Werewolf is obligated to notify the Investors of the purchase price at least three business days prior to Closing. The purchase price per share of Werewolf Common Stock underlying each PIPE Pre-Funded Warrant will be equal to the purchase price of one share of Werewolf Common Stock, less the $0.001 exercise price.

The PIPE Pre-Funded Warrants will be exercisable at any time and from time to time on or after the Effective Time until exercised in full. A holder (together with its affiliates and other attribution parties) may not exercise any portion of a PIPE Pre-Funded Warrant to the extent that, immediately after giving effect to such exercise, the holder would own more than a specified percentage of the outstanding common stock of the combined company (ranging from 4.99% to 9.99%, as applicable), which percentage may be increased or decreased at the holder’s option (not to exceed 19.99%) upon 61 days’ notice, subject to the terms of the PIPE Pre-Funded Warrants.

The Securities Purchase Agreement contains customary representations and warranties of Werewolf and the Investors, and certain customary conditions to closing.

Werewolf has also agreed to enter into a registration rights agreement (the “Registration Rights Agreement”) with the Investors at the closing of the Concurrent PIPE Financing. Pursuant to the Registration Rights Agreement, the combined company will prepare and file a resale registration statement with the SEC within 45 calendar days following the Closing Date. The combined company will use its reasonable best efforts to cause such registration statement to become effective at the earliest possible date but no later than the earlier of the 75th calendar day following the initial filing date of the registration statement if the SEC notifies the combined company that it will review the registration statement and the third business day after the date the combined company is notified that the SEC will not review the registration statement.

The combined company will also agree to, among other things, indemnify the Investors, their members, shareholders, directors, officers, partners, employees, managers, agents, representatives and advisors under the Registration Rights Agreement from certain liabilities and pay all fees and expenses (excluding underwriting discounts and selling commissions and all similar fees and commissions relating to an Investor’s disposition of its Registrable Securities (as defined in the Registration Rights Agreement)) incident to the combined company’s obligations under the Registration Rights Agreement.

Werewolf and Ambros engaged Leerink Partners LLC, Piper Sandler & Co., Cantor Fitzgerald & Co., Wells Fargo Securities, LLC and LifeSci Capital LLC as placement agents for the Concurrent PIPE Financing, and agreed to pay customary placement fees and reimburse certain expenses of the placement agents.

The foregoing descriptions of the Securities Purchase Agreement, the PIPE Pre-Funded Warrants and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the form of Securities Purchase Agreement, the form of PIPE Pre-Funded Warrant and the form of Registration Rights Agreement, which are filed as Exhibits 10.4, 4.1 and 10.5, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

The offering and sale of the Shares and the PIPE Pre-Funded Warrants in the Concurrent PIPE Financing will be made in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act. The Investors represented that they are qualified institutional buyers or accredited investors, as such term is defined in Rule 501(a) of Regulation D under the Securities Act, and that they are acquiring the securities for investment purposes only and not with a view to any resale, distribution or other disposition of the securities in violation of the U.S. federal securities laws.

The securities to be issued in the Concurrent PIPE Financing will not be registered under the Securities Act or any state securities laws upon issuance and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements. The offering and sale of the securities in the Concurrent PIPE Financing did not involve a public offering.

Neither this Current Report on Form 8-K nor any of the exhibits attached hereto is an offer to sell or the solicitation of an offer to buy any securities of Werewolf or Ambros.

Item 7.01	Regulation FD Disclosure

On August 21, 2026, Werewolf and Ambros issued a press release announcing the execution of the Merger Agreement and the Securities Purchase Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K. In addition, Werewolf and Ambros made available a presentation to be used with investors to discuss the proposed Merger. A copy of the corporate presentation is attached hereto as Exhibit 99.2 to this Current Report on Form 8-K.

The information in Item 7.01 of this Current Report on Form 8-K, including the information in the press release attached as Exhibit 99.1 and the corporate presentation attached as Exhibit 99.2 to this Current Report on Form 8-K is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section. Furthermore, the information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 8-K, shall not be deemed to be incorporated by reference in the filings of Werewolf under the Securities Act.

Use of Website to Distribute Material Non-Public Information

Werewolf’s Investor Relations website is https://investors.werewolftx.com/. Werewolf uses its Investor Relations website as a means of disclosing material non-public information and for the purpose of complying with its disclosure obligations under Regulation FD. Therefore, Werewolf encourages investors, the media and others interested in Werewolf to review the information it posts on its Investor Relations website.

Important Additional Information and Where to Find It

In connection with the proposed transaction between Werewolf and Ambros, Werewolf will file relevant materials with the SEC, including the Form S-4, which will include a proxy statement relating to the proposed transaction, and a prospectus, of Werewolf (the “Proxy Statement/Prospectus”). This Current Report on Form 8-K and the exhibits filed or furnished herewith are not a substitute for the Proxy Statement/Prospectus or any other document which Werewolf may file with the SEC or send to stockholders of Werewolf or Ambros in connection with the proposed transaction. The Proxy Statement/Prospectus will be mailed to stockholders of Werewolf. INVESTORS AND SECURITYHOLDERS OF WEREWOLF ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WEREWOLF, AMBROS AND THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain free copies of the Form S-4 and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Werewolf through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Werewolf will also be available free of charge on Werewolf’s website at https://investors.werewolftx.com/financial-information/sec-filings.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits filed or furnished herewith are for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Werewolf or Ambros, or the solicitation of a proxy, consent, any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an applicable exemption from the registration requirements thereof, and otherwise in accordance with applicable law.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS FILED OR FURNISHED HEREWITH ARE TRUTHFUL OR COMPLETE.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any securityholder of Werewolf or Ambros. However, Werewolf and Ambros and each of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Werewolf may be found in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 27, 2026 and in subsequent documents filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. Such documents can be obtained free of charge from the sources indicated above.

Cautionary Statements Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Exchange Act. In this context, forward-looking statements often address expected future business and financial performance and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “will,” “would,” “target,” and similar expressions. Forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond Werewolf’s and Ambros’s control and are not guarantees of future results, including statements about the potential transaction, the structure, timing and completion of the potential transaction, the expected ownership structure of the combined company, the expected listing of the combined company’s common stock on Nasdaq, the Concurrent PIPE Financing, future financial and operating results, potential contingent value right payments, and combined company strategy and operations. These forward-looking statements reflect Werewolf’s and Ambros’s management’s, as applicable, good faith judgment based on facts and factors currently known to them. Werewolf and Ambros caution investors not to place undue reliance on any such forward-looking statements.

These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: (i) the satisfaction or waiver of closing conditions to the potential transaction in the anticipated timeframe or at all; (ii) the risk that the Concurrent PIPE Financing may not be completed in a timely manner or at all; (iii) the risk that the potential transaction disrupts current plans and operations or diverts management’s attention from ongoing business operations and makes it more difficult to maintain business and operational relationships; (iv) the risk that the anticipated benefits and synergies of the potential transaction will not be realized or will take longer to realize than expected; (v) the magnitude of transaction costs associated with the potential transaction and the Concurrent PIPE Financing; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; and (vii) those additional risks and uncertainties set forth more fully under the caption “Risk Factors” in Werewolf’s most recently filed Quarterly Report on Form 10-Q filed with the SEC, and elsewhere in Werewolf’s filings and reports with the SEC. Forward-looking statements necessarily involve assumptions that, if they do not materialize or prove correct, could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements contained in this Current Report on Form 8-K are made as of the date hereof, and neither Werewolf nor Ambros undertake any duty to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

Item 9.01	Financial Statements and Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of August 21, 2026, by and among Ambros Therapeutics, Inc., Werewolf Therapeutics, Inc., and Wave Atlantis Merger Sub, Inc.

4.1	Form of PIPE Pre-Funded Warrant

4.2	Form of Merger Pre-Funded Warrant

10.1	Form of Werewolf Stockholder Support Agreement

10.2	Form of Ambros Stockholder Support Agreement

10.3	Form of Ambros Lock-Up Agreement

10.4	Form of Securities Purchase Agreement, dated as of August 21, 2026, by and among Werewolf Therapeutics, Inc. and each of the Investors listed on Exhibit A thereto

10.5	Form of Registration Rights Agreement

10.6	Form of CVR Agreement

99.1	Press Release issued on August 21, 2026

99.2	Corporate Presentation dated August 21, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain schedules and attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Werewolf agrees to provide, on a supplemental basis, a copy of any omitted schedules and attachments to the SEC or its staff upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Werewolf Therapeutics, Inc.

Date: August 21, 2026	By:	/s/ Daniel J. Hicklin
Daniel J. Hicklin, Ph.D.
President, Chief Executive Officer and Director

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

AMBROS THERAPEUTICS, INC.

WEREWOLF THERAPEUTICS, INC.

and

WAVE ATLANTIS MERGER SUB, INC.

Dated as of August 21, 2026

i

(continued)

(continued)

(continued)

v

EXHIBITS

Exhibit A	Form of Werewolf Stockholder Support Agreement
Exhibit B	Form of Ambros Stockholder Support Agreement
Exhibit C	Form of Ambros Lock-Up Agreement
Exhibit D	Form of Ambros Stockholder Written Consent
Exhibit E	Form of Securities Purchase Agreement
Exhibit F	Form of CVR Agreement
Exhibit G	Form of Merger Pre-Funded Warrant

SCHEDULES

Schedule 1	Werewolf Supporting Stockholders
Schedule 2	Ambros Supporting Stockholders
Schedule 3	Legacy Assets

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 21, 2026, by and among AMBROS THERAPEUTICS, INC., a Delaware corporation (“Ambros”), WEREWOLF THERAPEUTICS, INC., a Delaware corporation (“Werewolf”), and WAVE ATLANTIS MERGER SUB, INC., a Delaware corporation and a direct, wholly owned subsidiary of Werewolf (“Merger Sub”). Certain capitalized terms used in this Agreement are defined in Section 1.1.

RECITALS

WHEREAS, Ambros and Werewolf intend to effect a strategic combination of their businesses in accordance with this Agreement and Delaware Law;

WHEREAS, Ambros and Werewolf intend, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Delaware Law, to effect a merger of Merger Sub with and into Ambros (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and Ambros will become a direct wholly owned Subsidiary of Werewolf;

WHEREAS, the board of directors of Ambros (the “Ambros Board”) has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Ambros and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and the other actions contemplated by this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Ambros vote to adopt this Agreement and thereby approve the Contemplated Transactions, including the Merger;

WHEREAS, the board of directors of Werewolf (the “Werewolf Board”) has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Werewolf and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Werewolf vote to adopt this Agreement and thereby approve the Contemplated Transactions at a special meeting of Werewolf stockholders;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of its sole stockholder and Merger Sub, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub adopt this Agreement and thereby approve the Contemplated Transactions, including the Merger;

WHEREAS, the sole stockholder of Merger Sub has determined that the Agreement and the Contemplated Transactions are in the best interest of Merger Sub, and such stockholder has adopted this Agreement and approved the Contemplated Transactions, including the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Ambros’ willingness to enter into this Agreement, the officers and directors of Werewolf set forth on Schedule 1 hereto (solely in their capacity as stockholders of Werewolf, the “Werewolf Supporting Stockholders”) are executing support agreements in favor of Ambros in substantially the form attached hereto as Exhibit A (the “Werewolf Stockholder Support Agreements”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Werewolf Common Stock in favor of the Werewolf Stockholder Matters;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Werewolf’s willingness to enter into this Agreement, the stockholders, officers and directors of Ambros set forth on Schedule 2 hereto (solely in their capacity as stockholders of Ambros) (the “Ambros Supporting Stockholders”) are executing support agreements in favor of Werewolf in substantially the form attached hereto as Exhibit B (the “Ambros Stockholder Support Agreements”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Ambros Capital Stock in favor of this Agreement and the Contemplated Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Werewolf’s willingness to enter into this Agreement, the stockholders, officers and directors of Ambros set forth in Section A of the Ambros Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Ambros Lock-Up Agreements”);

WHEREAS, it is expected that promptly after the Registration Statement is declared effective under the Securities Act, the stockholders of Ambros sufficient to adopt and approve this Agreement, the Merger and the Contemplated Transactions as required under Delaware Law and Ambros’ Organizational Documents will execute and deliver an action by written consent in order to obtain the Required Ambros Stockholder Approval in substantially the form attached hereto as Exhibit D (each, an “Ambros Stockholder Written Consent”), and upon delivery of the Ambros Stockholder Written Consent, the Required Ambros Stockholder Approval will have been obtained;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain investors have executed a Securities Purchase Agreement by and among Werewolf and the Persons named therein (representing an aggregate commitment not less than the Concurrent PIPE Financing Amount), pursuant to which such Persons will have agreed to purchase the number of shares of Werewolf Common Stock or PIPE Pre-Funded Warrants in lieu thereof set forth therein in connection with the Concurrent PIPE Financing in substantially the form attached hereto as Exhibit E (the “Securities Purchase Agreement”); and

WHEREAS, each of the parties hereto intends that, for United States federal income tax purposes, the Merger will qualify as (i) a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations, with respect to which each of Ambros, Merger Sub and Werewolf, are a “party to a reorganization” under Section 368(b) of the Code, and this Agreement is intended to constitute, and is hereby adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) and

1.368-3(a) or (ii) a tax-deferred exchange governed by Section 351(a) of the Code (the “Intended Tax Treatment”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATIVE PROVISIONS

1.1  Definitions. For purposes of this Agreement (including this Section 1.1):

“2026 Werewolf Equity Incentive Plan” shall mean an equity incentive plan of Werewolf in form and substance as agreed to by Ambros and Werewolf (such agreement not to be unreasonably withheld, conditioned or delayed by either Party), reserving for issuance a number of shares of Werewolf Common Stock to be mutually agreed upon by Ambros and Werewolf (such agreement not to be unreasonably withheld, conditioned or delayed by either Party).

“2026 Werewolf ESPP” shall mean an “employee stock purchase plan” of Werewolf in form and substance as agreed to by Ambros and Werewolf (such agreement not to be unreasonably withheld, conditioned or delayed by either Party), reserving for issuance a number of shares of Werewolf Common Stock to be mutually agreed upon by Ambros and Werewolf (such agreement not to be unreasonably withheld, conditioned or delayed by either Party).

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any “standstill” provision.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Ambros or any of its Affiliates, on the one hand, or Werewolf or any of its Affiliates, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal, other than, as applicable, solely with respect to the Concurrent PIPE Financing or a Permitted Werewolf Asset Disposition.

“Acquisition Proposal” means, with respect to any party hereto, any proposal or offer, whether written or oral, from any Person (other than an offer or proposal made or submitted by or on behalf of Ambros or any of its Affiliates, on the one hand, or by or on behalf of Werewolf or any of its Affiliates, on the other hand, to the other Party) providing for an Acquisition Transaction (in each case other than the exercise or repurchase of existing equity interests).

“Acquisition Transaction” means any transaction or series of related transactions involving (other than, as applicable, the Concurrent PIPE Financing, a Permitted Werewolf Asset Disposition or any equity financing transaction contemplated by Section 5.1):

(i)

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Person or

“group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its Subsidiaries or (ii) in which a party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its Subsidiaries; or

(ii)

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its Subsidiaries, taken as a whole.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Aggregate Valuation” means the sum of (A) the Ambros Equity Value, plus (B) the Werewolf Valuation, plus (C) the Concurrent PIPE Financing Proceeds.

“Ambros Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Ambros Equity Value by (B) the Aggregate Valuation.

“Ambros Associate” means any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Ambros or any of its Subsidiaries.

“Ambros Balance Sheet” means the unaudited interim balance sheet of Ambros for the three months ended June 30, 2026.

“Ambros Capital Stock” means Ambros Common Stock and Ambros Preferred Stock.

“Ambros Capitalization Representations” means the representations and warranties of Ambros set forth in Section 3.6.

“Ambros Common Stock” means the common stock, $0.00001 par value per share, of Ambros.

“Ambros Contract” means any Contract: (i) to which Ambros or any of its Subsidiaries is a Party, (ii) by which Ambros or any of its Subsidiaries, or any Ambros IP Rights or any other asset of Ambros, is or may become bound or under which Ambros or any of its Subsidiaries has, or may become subject to, any obligation or (iii) under which Ambros or any of its Subsidiaries has or may acquire any right or interest.

“Ambros Employee Plan” means any Employee Plan that Ambros or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through,

or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability with respect to (including on account of an ERISA Affiliate), or (v) utilizes to provide benefits to or otherwise cover any Ambros Associate (or their spouses, dependents, or beneficiaries).

“Ambros Equity Plan” means the 2024 Equity Incentive Plan of Ambros, as amended from time to time.

“Ambros Equity Value” means $500,000,000.

“Ambros Exchange Ratio” means the quotient (rounded to four decimal places) obtained by dividing (i) the number of Ambros Merger Shares by (ii) the number of Ambros Outstanding Shares.

“Ambros Fundamental Representations” means the representations and warranties of Ambros set forth in Sections 3.1, 3.2, 3.3, 3.6 and 3.21.

“Ambros IP Rights” means any and all Intellectual Property rights that are owned or purported to be owned, whether wholly or jointly with others, or controlled by Ambros or any of its Subsidiaries (“Ambros Owned IP Rights”), or licensed or sublicensed by Ambros or any of its Subsidiaries (“Ambros Licensed IP Rights”).

“Ambros IP Rights Agreement” means any Contract governing, related to or pertaining to any Ambros IP Rights other than any confidential information provided under confidentiality agreements.

“Ambros Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of an Ambros Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Ambros or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been an Ambros Material Adverse Effect: (i) the announcement of this Agreement, the pendency or the consummation of the Contemplated Transactions, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom or with respect thereto (other than, in the case of this clause (i), for purposes of Section 3.5(b)), (ii) the taking of any action, or the failure to take any action, by Ambros that is expressly required to be taken or not taken under the terms of this Agreement, (iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in, or any compliance with GAAP or applicable Law or the interpretation thereof (provided that this clause (iv) does not exclude any Effect resulting from any underlying noncompliance with GAAP or applicable Law), (v) general economic, financial and capital markets, political conditions or conditions, including any instability in the banking sector, including the failure or placement into receivership of any financial institution, in each case generally affecting the industries in which Ambros and its Subsidiaries operate or any changes in the conditions thereof, (vi) any change in the cash position of Ambros and its Subsidiaries which results from operations in the Ordinary Course of Business, or any failure of Ambros to meet any projections, business plans or forecasts (provided that, this clause (vi) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in an Ambros Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Ambros Material Adverse Effect)), or (vii) with respect to any Ambros Product Candidate, in each case, to the extent not involving any wrongdoing by Ambros or its Subsidiaries, (a) any rejection or refusal of, any request to refile or any delay in obtaining or making any regulatory application or filing or any adverse finding from a dispute resolution process with any Governmental Authority, (b) any pre-clinical or clinical studies, tests or results or announcements thereof, (c) any decision or action by any Governmental Authority (or other payor) with respect to pricing and/or reimbursement, (d) any delay, hold or termination of any clinical trial or any delay, hold or termination of any planned application for marketing approval, or (e) other than with respect to Ambros Product Candidates that have received marketing approval, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse effects, adverse events or safety observations, but excluding in the case of this clause (e) side effects, adverse effects, adverse events or safety observations events that result in a broad based product recall of, or withdrawal from the market of, any Ambros Product Candidate; provided, however, that any Effect referred to in clauses (i) through (v) may be taken into account (unless not excluded by another clause of this definition) to the extent that the impact of any such Effect on Ambros and its Subsidiaries, taken as a whole, is materially and disproportionately adverse relative to the impact of such Effect on companies operating in the industry in which Ambros and its Subsidiaries operate, and then such Effect may be taken into account solely to the extent of such disproportionate impact.

“Ambros Merger Shares” means the product determined by multiplying (i) the Post-Closing Werewolf Shares times (ii) the Ambros Allocation Percentage.

“Ambros Option” means each option to purchase shares of Ambros Common Stock granted by Ambros including, without limitation, under the Ambros Equity Plan.

“Ambros Outstanding Shares” means, the total number of shares of Ambros Common Stock outstanding immediately prior to the Effective Time (after giving effect to the Ambros Preferred Stock Conversion and the conversion of any outstanding convertible notes of Ambros) expressed on a fully-diluted and as-converted to Ambros Common Stock on a “treasury method” basis and assuming, without limitation or duplication, the issuance of all shares of Ambros Common Stock that would be issued assuming the acceleration and exercise and conversion of all Ambros Options outstanding as of immediately prior to the Effective Time.

“Ambros Preferred Stock” means, collectively, the Ambros Series A-1 Preferred Stock and the Ambros Series A-2 Preferred Stock.

“Ambros Registered IP” means any and all Ambros IP Rights that are registered, filed, issued or otherwise granted under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Ambros Series A-1 Preferred Stock” means the preferred stock, $0.00001 par value per share, of Ambros, designated as Series A-1 Preferred Stock.

“Ambros Series A-2 Preferred Stock” means the preferred stock, $0.00001 par value per share, of Ambros, designated as Series A-2 Preferred Stock.

“Ambros Triggering Event” shall be deemed to have occurred if: (i) there shall have occurred any Ambros Board Adverse Recommendation Change; (ii) the Ambros Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; (iii) Ambros shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement); (iv) Ambros or any director or officer of Ambros shall have willfully breached any of the provisions set forth in Section 5.4 or Section 6.2; or (v) Ambros or the Ambros Board committing to take or cause to occur, or publicly propose to take or cause to occur, any of the foregoing actions.

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Cash and Cash Equivalents” means all (i) unrestricted cash and cash equivalents and (ii) marketable securities (determined net of any sales discount or commission), in each case determined in accordance with GAAP.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Concurrent PIPE Financing” means the issuance and sale of shares of Werewolf Common Stock and PIPE Pre-Funded Warrants in a private placement to be consummated immediately prior to or substantially concurrently with the Effective Time pursuant to the Securities Purchase Agreement.

“Concurrent PIPE Financing Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (i) the Concurrent PIPE Financing Proceeds by (ii) the Aggregate Valuation.

“Concurrent PIPE Financing Amount” means $150,000,000.

“Concurrent PIPE Financing Merger Shares” means the product determined by multiplying (i) the Post-Closing Werewolf Shares by (ii) the Concurrent PIPE Financing Allocation Percentage.

“Concurrent PIPE Financing Proceeds” means the gross proceeds resulting from the Concurrent PIPE Financing.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of June 3, 2026, by and between Ambros and Werewolf.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by this Agreement, including the CVR Agreement and the Concurrent PIPE Financing.

“Contract” means, with respect to any Person, any written or oral agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (i) each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; (ii) any other plan, program, policy, agreement or arrangement providing for stock options, stock purchases, restricted stock, restricted stock units, phantom equity, other equity or equity-based incentives, bonuses, commissions, severance, retention, deferred compensation, change in control, transaction, supplemental income, vacation, retirement, pension, profit-sharing, post-retirement health and welfare, disability, fringe benefit, sick, vacation or paid time-off, life insurance, perquisites, medical, dental, vision, employee assistance, health savings accounts, flexible spending accounts, Section 125 “cafeteria”, or similar benefits; and (iii) all other plans, programs, policies, agreements or arrangements (whether written or unwritten) providing compensation or benefits to any current or former employee, officer, director, individual independent contractor and other non-employee service provider.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity, part of the same “controlled group” as such Entity or under common control with such Entity under Sections 414(b),(c),(m) or (o) of the Code or 4001(b)(1) of ERISA, as applicable.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fraud” shall mean common law fraud under the Laws of the State of Delaware.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign, supra-national or other government or institution, (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (iv) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means any and all intellectual property and similar proprietary rights of any kind or nature, whether protected, created or arising under any Law, throughout the world, including any and all state, United States, international and/or foreign or other territorial or regional rights in, arising out of or associated with any of the following: (i) United States, foreign and international patents, patent applications, including all provisional applications, non-provisional applications, substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions, supplementary protection certificates, reexaminations, term extensions, confirmations, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (ii) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs or other names and locators associated with the internet, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith and symbolized thereby, (iii) works of authorship (whether or not copyrightable) and all copyrights, copyrightable works, derivative works, including registrations and applications for registration thereof, and all renewals, extensions, restorations or reversions of the foregoing, including all rights of authorship, use, publication, publicity, reproduction, distribution, income, performance and transformation, (iv) software, including all source code, object code, firmware, development tools files, records and data, all media on which any of the foregoing is recorded, and all related documentation, (v) all inventions, invention disclosures, improvements, formulae, customer lists, trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common Law), know-how (including recipes, specifications, formulae, manufacturing and other processes, operating procedures, methods, techniques and all research and development information), technology, technical data, databases, data collections, confidential information and other proprietary rights and intellectual property, whether patentable or not, and all documentation relating to any of the foregoing, (vi) registrations, applications, extensions, restorations and renewals of any of the foregoing in any jurisdiction, (vii) all United States and foreign rights arising under or associated with any of the foregoing, (viii) all rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world and (ix) all other rights similar or pertaining to, or tangible embodiments of, any of the foregoing in any country worldwide.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to any Person, (i) an executive officer of such Person; and (ii) any employee of such Person, that reports directly to the chief executive officer of such Person.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Lookback Date” means (i) as it relates to Werewolf, its Subsidiaries and Affiliates, January 1, 2024, and (ii) as it relates to Ambros, its Subsidiaries and Affiliates, September 4, 2024.

“Merger Pre-Funded Warrants” has the meaning set forth in Section 2.4.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Multiple Employer Plan” means a “multiple employer plan” as described in Section 413(c) of ERISA.

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

“Nasdaq” means The Nasdaq Stock Market.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of Ambros and Werewolf, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of association, formation, incorporation or organization or limited partnership, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Out of the Money Werewolf Options” means Werewolf Options with a per share exercise price equal to or greater than the closing sale price of one share of Werewolf Common Stock as reported on Nasdaq on the last trading day immediately preceding the Effective Time, in each case as equitably adjusted to reflect the Werewolf Reverse Stock Split, if any.

“Party” or “Parties” means Ambros, Merger Sub, and Werewolf.

“Payoff Indebtedness” has the meaning set forth in Section 6.18.

“Permitted Werewolf Asset Disposition” means a sale, license, transfer or other disposition of solely any or all of Werewolf’s legacy pipeline assets set forth on Schedule 3 hereto (the “Legacy Assets”).

“Permitted Werewolf Asset Disposition Agreement” means a Contract executed by Werewolf providing for a Permitted Werewolf Asset Disposition entered into from and after the date hereof in accordance with this Agreement, including following receipt of the consent of Ambros.

“Permitted Encumbrance” means (i) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Ambros Balance Sheet or the Werewolf Balance Sheet, as applicable, in accordance with GAAP, (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Ambros or Werewolf, as applicable, (iii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iv) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (v) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies,(vi) liens arising under applicable securities Law, and (vii) non-exclusive licenses of Intellectual Property granted by Werewolf or Ambros, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means (i) data and information concerning an identifiable natural person, or (ii) any information that constitutes “personal data”, “personal information”, “personally identifiable information” or similar term as defined by applicable Privacy Laws.

“PIPE Pre-Funded Warrants” means the pre-funded warrants to purchase shares of Werewolf Common Stock substantially in the form attached to the Securities Purchase Agreement, which form is attached hereto as Exhibit E.

“Post-Closing Werewolf Shares” means the total number of shares of Werewolf Common Stock outstanding immediately after the Effective Time expressed on a fully-diluted basis, subject to the assumptions set forth on Section 1.1 of the Ambros Disclosure Schedule, including the Ambros Merger Shares, the Concurrent PIPE Financing Merger Shares and the shares of Werewolf Common Stock issuable upon exercise of the Pre-Funded Warrants.

“Pre-Funded Warrants” means the Merger Pre-Funded Warrants and the PIPE Pre-Funded Warrants.

“Privacy Laws” mean Laws relating to the privacy, security, collection, use or other processing of Personal Information.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Section 382 Study” means an up-to-date, detailed analysis or report issued by a “Big 4” accounting firm regarding the usability of net operating loss carryforwards or other similar Tax attributes under Section 382 of the Code or similar provisions of applicable state or local Tax Law.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Specified Stockholders” means the Werewolf stockholders party to the Werewolf Stockholder Support Agreements.

“Subsidiary” means, with respect to a Person, an Entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (i) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement and (ii) is on terms and conditions that the Ambros Board or the Werewolf Board, as applicable, determines in good faith, based on all relevant factors (including the likelihood of consummation thereof and the financing terms and any termination or break-up fees and conditions to consummation thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Ambros’ stockholders or Werewolf’s stockholders, as applicable, than the terms of the Contemplated Transactions and is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party).

“Tax” means (i) any U.S. federal, state or local or non-U.S. tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, environmental tax, withholding tax, imputed underpayment amount, payroll tax, customs duty, escheat, unclaimed property, alternative or add-on minimum or other tax or similar charge (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof) and (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, pursuant to a Contract, through operation of Law or Treasury Regulations Section 1.1502-6(a) (or any similar provision of Law or any predecessor or successor thereof) or otherwise.

“Tax Return” means any return (including any information return), report, statement, declaration, claim or refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any attachment, amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Expenses” means, with respect to Werewolf, the aggregate amount (without duplication) of all costs, fees, Taxes and expenses incurred by Werewolf and its Subsidiaries, or for which Werewolf and any of its Subsidiaries are or may become liable in connection with the Merger and the CVR Agreement and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Merger and the CVR Agreement, including (i) the maximum amount of brokerage fees and commissions, finders’ fees and financial advisory fees, and any fees and expenses of legal counsel, accountants, consultants, tax advisors, transfer agents, proxy solicitor and other advisors of Werewolf payable by Werewolf and its Subsidiaries; (ii) the maximum amount of CVR Fees (which shall include estimated CVR payment distribution fees); (iii) any Taxes actually incurred by Werewolf with respect to the payment of any other item listed in this definition of Transaction Expenses; and (iv) all amounts payable or expected to be paid pursuant to Transaction Litigation (net of any amounts payable or expected to be paid pursuant to any insurance policies of Werewolf); provided, however, that Transaction Expenses shall specifically exclude (A) any fees and expenses in respect of the Concurrent PIPE Financing and (B) 50% of all Nasdaq fees associated with the Nasdaq Listing Application, in each case of clauses (A) and (B), which shall be payable by Ambros and its Subsidiaries.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar law.

“Werewolf Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Werewolf Valuation by (B) the Aggregate Valuation.

“Werewolf Associate” means any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Werewolf or any of its Subsidiaries.

“Werewolf Authorized Common Stock Increase” means the increase of the authorized capital stock of Werewolf a number of shares of Werewolf Common Stock mutually agreeable to Werewolf and Atlantis, with no change to the amount of authorized Werewolf Preferred Stock, upon receipt of, and subject in all respects to, approval of the Werewolf stockholders and filing of the necessary amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware.

“Werewolf Balance Sheet” means the unaudited interim balance sheet of Werewolf for the three months ended June 30, 2026.

“Werewolf Capitalization Representations” means the representations and warranties of Werewolf set forth in Section 4.6.

“Werewolf Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of Werewolf, on behalf of Werewolf and not in his or her personal capacity, certifying Werewolf Net Cash as of the Anticipated Closing Date.

“Werewolf Common Stock” means the common stock, $0.0001 par value per share, of Werewolf.

“Werewolf Contract” means any Contract: (i) to which Werewolf is a party, (ii) by which Werewolf or any Werewolf IP Rights or any other asset of Werewolf is or may become bound or under which Werewolf has, or may become subject to, any obligation or (iii) under which Werewolf has or may acquire any right or interest.

“Werewolf Covered Person” means, with respect to Werewolf as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Werewolf Employee Plan” means any Employee Plan that Werewolf or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability with respect to (including on account of an ERISA Affiliate), or (v) utilizes to provide benefits to or otherwise cover any Werewolf Associate (or their spouses, dependents, or beneficiaries).

“Werewolf Equity Plans” means the Werewolf 2021 Stock Incentive Plan, the Werewolf 2017 Stock Incentive Plan, the Werewolf ESPP and the Werewolf Inducement Stock Option Agreement entered into between Werewolf and a certain executive officer relating to an inducement stock option award granted on May 1, 2025, in each case as amended from time to time.

“Werewolf Equity Value” means $47,500,000.

“Werewolf ESPP” means the Werewolf 2021 Employee Stock Purchase Plan, as amended from time to time.

“Werewolf Fundamental Representations” means the representations and warranties of Werewolf set forth in Sections 4.1, 4.2, 4.3, and 4.21.

“Werewolf IP Rights” means any and all Intellectual Property rights that are owned or purported to be owned, whether wholly or jointly with others, or controlled by Werewolf or any of its Subsidiaries (“Werewolf Owned IP Rights”), or licensed or sublicensed to Werewolf or any of its Subsidiaries (“Werewolf Licensed IP Rights”).

“Werewolf IP Rights Agreement” means any Contract governing, related or pertaining to any Werewolf IP Rights other than any confidential information provided under confidentiality agreements.

“Werewolf Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Werewolf Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Werewolf or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been a Werewolf Material Adverse Effect: (i) the announcement of this Agreement the pendency or the consummation of the Contemplated Transactions, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom or with respect thereto (other than, in the case of this clause (i), for purposes of Section 4.5(b)), (ii) the taking of any action, or the failure to take any action, by Werewolf that is expressly required under the terms of this Agreement, (iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in, or any compliance with, GAAP or applicable Law or the interpretation thereof (provided that this clause (iv) does not exclude any Effect resulting from any underlying noncompliance with GAAP or applicable Law), (v) general economic, financial and capital markets, political conditions or conditions, including any instability in the banking sector, including the failure or placement into receivership of any financial institution, in each case generally affecting the industries in which Werewolf and its Subsidiaries operate, (vi) any change in the stock price or trading volume of Werewolf Common Stock, (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Werewolf Common Stock may be taken into account in determining whether a Werewolf Material Adverse Effect has occurred, unless such Effect is otherwise excepted from this definition of Werewolf Material Adverse Effect), (vii) any failure of Werewolf to meet any projections, business plans or forecasts (provided that, this clause (vii) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in a Werewolf Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Werewolf Material Adverse Effect)), (viii) with respect to any Legacy Asset or any of Werewolf’s competitors’ or potential competitors’ product candidates, products or programs, in each case, to the extent not involving any wrongdoing by Werewolf or its Subsidiaries, (a) any rejection or refusal of, any request to refile or any delay in obtaining or making any regulatory application or filing or any adverse finding from a dispute resolution process with any Governmental Authority, (b) any pre-clinical or clinical studies, tests or results or announcements thereof, (c) any decision or action by any Governmental Authority (or other payor) with respect to pricing and/or reimbursement, (d) any delay, hold or termination of any clinical trial or any delay, hold or termination of any planned application for marketing approval, or (e) other than with respect to Werewolf Product Candidates that have received marketing approval, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse effects, adverse events or safety observations, but excluding in the case of this clause (e) side effects, adverse effects, adverse events or safety observations events that result in a broad based product recall of, or withdrawal from the market of, any Werewolf Product Candidate, (ix) any change in the cash position of Werewolf and its Subsidiaries resulting from operations in the Ordinary Course of Business or (x) the consummation of any Permitted Werewolf Asset Disposition pursuant to and in accordance with the terms of the applicable Permitted Werewolf Asset Disposition Agreement; provided, however, that any Effect referred to in clauses (i) through (v) may be taken into account (unless not excluded by another clause of this definition) to the extent that the impact of any such Effect on Werewolf and its Subsidiaries, taken as a whole, is materially and disproportionately adverse relative to the impact of such Effect on companies operating in the industry in which Werewolf and its Subsidiaries operate, and then such Effect may be taken into account solely to the extent of such disproportionate impact.

“Werewolf Net Cash” means, as of the Closing, without duplication, (i) Werewolf’s Cash and Cash Equivalents determined in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Werewolf Balance Sheet; minus (w) any accrued and unpaid Taxes of Werewolf or its Affiliates for taxable periods (or portions thereof) ending on or before the Closing Date (including any Taxes arising from or payable in connection with any Permitted Werewolf Asset Disposition consummated prior to the Closing), which shall be computed without taking into account any net operating loss carryforwards or other similar Tax attributes if Werewolf has not delivered the Section 382 Study pursuant to Section 2.8(a), minus (x) total short and long term Liabilities whether absolute, contingent or otherwise, in each case recorded on the Werewolf Balance Sheet in which such items were historically determined as of the Closing (including for the avoidance of doubt Transaction Expenses of Werewolf (including any post-Closing fees related to the Rights Agent and the Legacy Asset Consultant) and CVR Fees accrued and unpaid as of Closing) to the extent unpaid as of Closing, accounts payable and accrued expenses, the cost of a D&O insurance “tail” policy, lease termination costs (if any), notice payments, penalties or other payments to be made by Werewolf in order to terminate any existing agreement to which Werewolf is a party and any other Wind-Down Estimated Expenses) and net financial obligations associated with lease payments that require a cash payment or future cash payment to settle, minus (y) any change in control payments and severance to employees (including associated payroll taxes) that are to be paid by Werewolf in connection with, or at the time of, the Closing, including in connection with the termination of its then employees who were employed with Werewolf prior to the Closing (if any), minus (z) 50% of financial printer and EDGARization expenses associated with SEC filings relating to the Contemplated Transactions and 50% of SEC filing and registration fees, plus (ii) 100% of all Nasdaq fees associated with the Nasdaq Listing Application, to the extent paid by Werewolf. For avoidance of doubt, (1) the Cash and Cash Equivalents received in the Concurrent PIPE Financing and any fees, commissions, discounts, expenses or other costs incurred in connection with the Concurrent PIPE Financing (including placement agent fees, legal fees and other transaction expenses), shall be excluded from the calculation of Werewolf Net Cash and (2) to the extent Werewolf has agreed that any amounts in the definition of Werewolf Net Cash shall be borne by a third party, including pursuant to existing Contractual arrangements, such amounts shall not be deducted from the calculation of Werewolf Net Cash. For the avoidance of doubt, CVR Fees shall be deducted only once in the calculation of Werewolf Net Cash and shall not also be deducted from any amounts payable under the CVR Agreement. In addition, if the closing of any Permitted Werewolf Asset Disposition involving Werewolf or any of its Subsidiaries (as consented by Ambros) occurs prior to the Closing of the Merger, then any deduction, reserve, holdback, offset or other adjustment that would otherwise have been permitted or required to be made against, or funded out of, the consideration payable in respect of such other transaction after its closing (including any reserve for indemnification obligations, any unpaid Transaction Expenses or other unpaid fees and expenses of Werewolf in connection with such other transaction, and any unpaid Taxes of Werewolf arising from or payable in connection with such other transaction) under the CVR Agreement shall instead, to the extent not otherwise actually paid or funded prior to the Closing, be deducted from Werewolf’s Cash and Cash Equivalents in the calculation of Werewolf Net Cash.

“Werewolf Option” means each option to purchase shares of Werewolf Common Stock granted by Werewolf, including, without limitation, under the Werewolf Equity Plans, but, for the avoidance of doubt, excluding the Werewolf ESPP.

“Werewolf Outstanding Shares” means the total number of shares of Werewolf Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis and assuming, without limitation or duplication, the issuance of shares of Werewolf Common Stock that would be issued assuming the acceleration and exercise and conversion of all Werewolf Options outstanding as of immediately prior to the Effective Time (assuming cashless exercise), and the exclusion of shares of Werewolf Common Stock otherwise reserved for issuance or held by Werewolf as treasury stock or owned by Ambros or any of its Subsidiaries or any Subsidiary of Werewolf immediately prior to the Effective Time; provided, however, that any shares of Werewolf Common Stock issued in the Concurrent PIPE Financing will not be included for the purpose of calculating the number of Werewolf Outstanding Shares; provided, further, that no Out of the Money Werewolf Options shall be included in the total number of shares of Werewolf Common Stock outstanding for purposes of determining the Werewolf Outstanding Shares.

“Werewolf Preferred Stock” means the preferred stock of Werewolf, par value $0.0001 per share.

“Werewolf Registered IP” means any and all Werewolf IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Werewolf Reverse Stock Split” means, subject to the approval by the Werewolf stockholders of an amendment to the Organizational Documents of Werewolf authorizing the same, a reverse stock split of all outstanding shares of Werewolf Common Stock at a reverse stock split ratio mutually agreed to by Ambros and Werewolf that is effected by Werewolf for the purpose of maintaining compliance with Nasdaq listing standards or for the combined company to meet the initial listing standards of Nasdaq or otherwise if deemed advisable by Ambros.

“Werewolf Target Net Cash” means $30,000,000.

“Werewolf Triggering Event” shall be deemed to have occurred if: (i) there shall have occurred any Werewolf Board Adverse Recommendation Change, (ii) the Werewolf Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal, (iii) Werewolf shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.4); (iv) the Werewolf Board shall have failed to recommend against any Acquisition Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement thereof; (v) the Werewolf Board shall have failed to publicly announce its recommendation against any Acquisition Proposal that is not a tender offer or exchange offer within 10 Business Days after the public announcement or disclosure thereof; (vi) the Werewolf Board shall have failed to publicly reaffirm the Werewolf Board Recommendation within ten (10) Business Days after Ambros so requests in writing, provided, that Ambros may only make such request once every ten (10) Business Days unless there has been an Acquisition Proposal or any modification or amendment thereof; (vii) Werewolf or any director or officer of Werewolf shall have willfully breached any of the provisions set forth in Section 5.4 or Section 6.3; or (viii) Werewolf or the Werewolf Board committing to take or cause to occur, or publicly propose to take or cause to occur, any of the foregoing actions.

“Werewolf Valuation” means the Werewolf Equity Value; provided, that if the Final Werewolf Net Cash is above or below the Werewolf Target Net Cash, then the Werewolf Valuation will be adjusted (up or down, as applicable) on a dollar-for-dollar basis by the difference of (i) the Final Werewolf Net Cash and (ii) the Werewolf Target Net Cash (and, if Final Werewolf Net Cash is a negative number, the Werewolf Valuation will be adjusted down on a dollar-for-dollar basis by an amount equal to the sum of Werewolf Target Net Cash plus the absolute value of Final Werewolf Net Cash; provided that, unless Werewolf has materially breached its representations, warranties, covenants and agreements under this Agreement, in no event shall the Werewolf Valuation be less than $5.5 million). For the avoidance of doubt, the Concurrent PIPE Financing Proceeds shall not be included in the calculation or determination of the Werewolf Valuation or any component thereof. Set forth on Section 1.1 on the Ambros Disclosure Schedule is an illustrative example of the calculation of the Ambros Merger Shares.

“Wind-Down Estimated Expenses” means any estimated costs or expenses that may become payable in connection with either (i) the divestiture of any of the Legacy Assets or (ii) any wind-down of Werewolf’s activities related to any of the Legacy Assets that may become payable from and after the Closing if the Legacy Assets are not divested as provided by the CVR Agreement.

(iii)	Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	2.8(e)
Agreement	Preamble
Allocation Certificate	6.13
Anticipated Closing Date	2.8(a)
Anti-Corruption Laws	4.28
Assumed Ambros Option	2.4(g)
Ambros	Preamble
Ambros Board	Recitals
Ambros Board Adverse Recommendation Change	6.2(b)
Ambros Board Recommendation	6.2(b)
Ambros Closing Certificate	7.3(d)
Ambros Disclosure Schedule	Article III
Ambros Financial Statements	3.7(a)
Ambros Intervening Event	6.2(c)
Ambros IT Systems	3.22(b)
Ambros Lock-Up Agreements	Recitals
Ambros Material Contract	3.13(a)
Ambros Permits	3.14(b)
Ambros Privacy Policies	3.22(a)
Ambros Product Candidates	3.14(d)
Ambros Real Estate Leases	3.11
Ambros Regulatory Permits	3.14(d)
Ambros Stockholder Support Agreements	Recitals
Ambros Stockholder Written Consent	Recitals
Ambros Supporting Stockholders	Recitals
Ambros Termination Fee	8.3(b)
Capitalization Date	4.6(a)
Cash Determination Time	2.8(a)
Certificate of Merger	2.1
Closing	2.2

Term	Section
Closing Date	2.2
Code	Recitals
Costs	6.6(a)
Current Offering Period	5.6
CVR	2.5(a)
CVR Agreement	2.5(a)
CVR Fees	2.5(d)
Delivery Date	2.8(a)
Designated Parties	4.27(b)
Dispute Notice	2.8(b)
Disqualifying Event	4.23
Dissenting Shares	2.11
D&O Indemnified Parties	6.6(a)
D&O tail policy	6.6(d)
DPA	4.29
Drug Regulatory Agency	3.14(a)
Effective Time	2.1
Enforcement Action	4.28
Equity Plan Proposals	6.16
Exchange Agent	2.7(a)
Export Control Laws	4.26
FCPA	3.25
FDA	3.14(a)
FDCA	3.14(a)
Final Werewolf Net Cash	2.8(c)
Form S-4	6.1(a)
Government Official	4.28
Intended Tax Treatment	Recitals
Investors	4.25(a)
Legacy Asset Consultant	2.5(c)
Liability	3.9
Merger	Recitals
Merger Sub	Preamble
Merger Sub Board	Recitals
Nasdaq Listing Application	6.8(a)
Ordinary Course Agreement	3.16(f)
Outbound Investment Security Program	4.30(a)
Outside Date	8.1(b)
PCAOB	3.7(e)
PCAOB Auditor	3.7(e)
Permitted Alternative Agreement	8.1(k)

Term	Section
Permitted Encumbrances	3.16(d)
PHSA	3.14(a)
Pre-Closing Distribution	2.5(a)
Pre-Closing Period	5.1(a)
Registration Statement	6.1(a)
Required Ambros Stockholder Approval	3.4
Required Werewolf Stockholder Approval	4.4(a)
Response Date	2.8(b)
Restricted Countries	4.27(b)
Rights Agent	2.5(a)
Sanctioned Parties	4.27(b)
Sanctions	4.27(a)
Securities Purchase Agreement	Recitals
Surviving Corporation	2.1
Termination Fees	8.3(c)
Transaction Litigation	6.4(b)
Transaction Litigation Party	6.4(b)
Transfer Taxes	6.7(a)
Werewolf	Preamble
Werewolf Authorized Share Increase Proposal	6.3(a)(iii)
Werewolf Board	Recitals
Werewolf Board Adverse Recommendation Change	6.3(c)
Werewolf Board Recommendation	6.3(c)
Werewolf Certifications	4.7(a)
Werewolf Common Stock	4.6(a)
Werewolf Contingent Workers	4.17(b)
Werewolf Disclosure Schedule	Article IV
Werewolf Intervening Event	6.3(d)
Werewolf IT Systems	4.24(b)
Werewolf Material Contract	4.13(a)
Werewolf Material Contracts	4.13(a)
Werewolf Net Cash Calculation	2.8(a)
Werewolf Net Cash Schedule	2.8(a)
Werewolf Notice Period	6.3(d)
Werewolf Permits	4.14(b)
Werewolf Privacy Policies	4.24(a)
Werewolf Product Candidates	4.14(d)
Werewolf Proxy Statement	6.1(a)
Werewolf Real Estate Leases	4.11
Werewolf Regulatory Permits	4.14(d)
Werewolf SEC Documents	4.7(a)
Werewolf Stockholder Matters	6.3(a)(iii)

Term	Section
Werewolf Stockholder Meeting	6.3(a)
Werewolf Stockholder Support Agreements	Recitals
Werewolf Supporting Stockholders	Recitals
Werewolf Termination Fee	8.3(c)
Withholding Agent	2.10

1.2  Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Ambros Disclosure Schedule or the Werewolf Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Article III or Article IV respectively. The disclosures in any section or subsection of the Ambros Disclosure Schedule or the Werewolf Disclosure Schedule shall qualify other sections and subsections in Article III or Article IV respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 11:59 p.m. (New York City time) on the date that is two (2)

calendar days prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions. The inclusion of any information in the Ambros Disclosure Schedule or Werewolf Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in an Ambros Material Adverse Effect or Werewolf Material Adverse Effect, as the case may be, or is outside the Ordinary Course of Business.

ARTICLE II

THE MERGER

2.1  The Merger. Upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of Delaware Law, at the Closing, Werewolf and Ambros shall cause Merger Sub to be merged with and into Ambros, whereupon the separate existence of Merger Sub shall cease and Ambros shall continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Werewolf (the “Surviving Corporation”). Werewolf and Ambros shall cause the Merger to be consummated and effective under Delaware Law by executing and filing with the Secretary of State of the State of Delaware a certificate of merger, satisfying the applicable requirements of Delaware Law in a form mutually agreed by Werewolf and Ambros (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger and the acceptance by the Secretary of State of the State of Delaware, or at such later time as may be specified in such Certificate of Merger with the consent of Werewolf and Ambros (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.2  Closing. Subject to the satisfaction or waiver of the conditions set forth in this Agreement, the consummation of the Merger (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures, (a) no later than the second Business Day after all the conditions precedent set forth in Article VII shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be so satisfied)) or (b) at such other time, date and place as the Parties may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

2.3  Organizational Documents; Directors and Officers. At the Effective Time:

(a)  the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at or immediately prior to the Effective Time, the Surviving Corporation shall file an amendment to its certificate of incorporation to change the name of the Surviving Corporation to “Ambros Merger Sub,” or such other name as shall be mutually agreed upon by Werewolf and Ambros prior to filing such amendment;

(b)  the certificate of incorporation of Werewolf shall be identical to the certificate of incorporation of Werewolf immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at or immediately prior to the Effective Time, Werewolf shall file an amendment to its certificate of incorporation (the “Werewolf Charter Amendment”) to: (i) change the name of Werewolf to “Ambros Therapeutics, Inc.”; (ii) effect the Werewolf Reverse Stock Split; (iii) subject to the approval of the Werewolf Authorized Share Increase Proposal, effect the Werewolf Authorized Common Stock Increase; and (iv) make such other changes as shall be mutually agreed upon by Werewolf and Ambros prior to filing such amendment;

(c)  the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation in such bylaws shall reflect the name identified in Section 2.3(a)), until thereafter amended as provided by the DGCL and such bylaws;

(d)  the Parties shall act in compliance with Section 6.10 (including, to the extent necessary, procuring the resignation or removal of any directors or officers of Werewolf immediately prior to the Effective Time) so that, as of the Effective Time, the directors and officers of Werewolf, each to hold office in accordance with the certificate of incorporation and bylaws of Werewolf, shall consist of the Persons set forth in Section 6.10(a)(i) of the Ambros Disclosure Schedule after giving effect to the provisions of Section 6.10, or such other Persons as shall be designated by Ambros in its sole discretion; and

(e)  the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Merger Sub.

2.4  Conversion of Shares of Ambros.

(a)  Immediately prior to the Effective Time, all issued and outstanding Ambros Preferred Stock shall be converted into Ambros Common Stock in accordance with, and pursuant to the terms and conditions of, the Organizational Documents of Ambros (the “Ambros Preferred Stock Conversion”).

(b)  At the Effective Time (after giving effect to the Ambros Preferred Stock Conversion), by virtue of the Merger and without any further action on the part of Ambros, Werewolf, Merger Sub, or any stockholder of Werewolf or Ambros, subject to Section 2.4(d), each share of Ambros Common Stock outstanding immediately prior to the Effective Time (excluding Dissenting Shares, as defined below) shall be automatically converted solely into the right to receive a number of shares of Werewolf Common Stock equal to the Ambros Exchange Ratio. Werewolf shall issue a number of shares of Werewolf Common Stock equal to the Ambros Exchange Ratio for each share of Ambros Common Stock outstanding immediately prior to the Effective Time (excluding Dissenting Shares, as defined below); provided, however, that if a holder of Ambros Capital Stock sends written notice to Werewolf and Ambros at least ten (10) Business Days prior to the Closing, (i) setting forth such holder’s holdings of Ambros Capital Stock in sufficient detail to evidence that the aggregate number of shares of Werewolf Common Stock to be issued to such holder at Closing (including Werewolf Common Stock to be issued in connection with the Concurrent PIPE Financing) would result in such holder and its affiliates beneficially owning, immediately after giving effect to the Merger and the Concurrent PIPE Financing, a number of shares of Werewolf Common Stock (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) in excess of 9.99% of the Werewolf Common Stock issued and outstanding immediately after giving effect to the Merger and the Concurrent PIPE Financing (the “Beneficial Ownership Limitation”) (if any), and (iii) electing to receive pre-funded warrants in lieu of any shares of Werewolf Common Stock in excess of the Beneficial Ownership Limitation (such excess shares, the “Remaining Entitlement”), then Werewolf shall issue to such holder in lieu of the issuance of shares of Werewolf Common Stock to which such holder would otherwise receive by virtue of the Merger (x) shares of Werewolf Common Stock up to the Beneficial Ownership Limitation and (y) pre-funded warrants, substantially in the form attached hereto as Exhibit G , to purchase a number of shares of Werewolf Common Stock (the “Merger Pre-Funded Warrants”) upon exercise of such Merger Pre-Funded Warrants equal to the Remaining Entitlement, in such manner to provide any such holder of Ambros Common Stock with the same economic effect as contemplated by this Agreement. If any stockholder shall fail to make any such election, such stockholder shall receive the Remaining Entitlement in the form of Werewolf Common Stock. For the avoidance of doubt, no holder of Ambros Common Stock whose ownership of Werewolf Common Stock upon Closing will be below the Beneficial Ownership Limitation shall have the right to elect to receive the Merger Pre-Funded Warrants. Other than as used in this Section 2.4(b), references to Werewolf Common Stock issued as consideration in the Merger in any other provision of this Agreement shall be deemed to also reference Merger Pre-Funded Warrants issued as consideration in the Merger unless inconsistent with such provision.

(c)  If any Ambros Common Stock underlying any restricted stock award agreement or other similar agreement with Ambros outstanding immediately prior to the Effective Time is unvested or is subject to a repurchase option or a risk of forfeiture, then the shares of Werewolf Common Stock issued in exchange for such Ambros Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions, and such shares of Werewolf Common Stock shall accordingly be marked with appropriate legends. From and after the Closing, Werewolf shall be entitled to exercise any such repurchase option or other right set forth in any such restricted stock award agreement or other agreement without any further action by Werewolf, Merger Sub or any holder of Ambros Capital Stock.

(d)  No fractional shares of Werewolf Common Stock shall be issued in connection with the Merger, and no certificates, book-entry credits, scrip or warrants representing fractional shares of Werewolf Common Stock (or Merger Pre-Funded Warrants in lieu thereof) shall be issued. For purposes of determining the number of shares of Werewolf Common Stock (or Merger Pre-Funded Warrants in lieu thereof) issuable to any holder of Ambros Common Stock pursuant to this Agreement, all shares of Ambros Common Stock held by such holder immediately prior to the Effective Time shall be aggregated, and the aggregate number of shares of Werewolf Common Stock issuable to such holder shall be rounded up to the nearest whole share. No cash shall be paid in lieu of any fractional share of Werewolf Common Stock that is so rounded up.

(e)  At the Effective Time, by virtue of the Merger and without any further action on the part of Ambros, Werewolf, Merger Sub, or any stockholder of Ambros, each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. If applicable, each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation until presented for transfer or exchange.

(f)  If, between the date of this Agreement and the Effective Time, the outstanding Ambros Common Stock or Werewolf Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Werewolf Reverse Stock Split to the extent such split has not been previously taken into account in calculating the Ambros Exchange Ratio), combination or exchange of shares or other like change, the Ambros Merger Shares and the Concurrent PIPE Financing Merger Shares shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Ambros Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split (including the Werewolf Reverse Stock Split), combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit Ambros or Werewolf to take any action with respect to Ambros Common Stock or Werewolf Common Stock that is prohibited or not expressly permitted by the terms of this Agreement.

(g)  At the Effective Time, each Ambros Option outstanding and unexercised immediately prior to the Effective Time shall automatically without any further action on the part of Ambros, Werewolf, Merger Sub, or any holder of an Ambros Option, be assumed and converted into an option (an “Assumed Ambros Option”) to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Ambros Equity Plan and option agreement applicable to such Ambros Option immediately prior to the Effective Time, the number of shares of Werewolf Common Stock determined by multiplying the number of shares of Ambros Common Stock subject to such Ambros Option immediately prior to the Effective Time by the Ambros Exchange Ratio, rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Ambros Option immediately prior to the Effective Time by the Ambros Exchange Ratio, rounding up to the nearest whole cent; provided, that the conversion of the Ambros Options will be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion will not constitute a “modification” of such Ambros Options for purposes of Section 409A or Section 424 of the Code. As of the Effective Time, Werewolf will assume the Ambros Equity Plan; provided, further, that (i) the terms of the Assumed Ambros Options shall be further amended as may be necessary to reflect such assumption and conversion of the Ambros Options into Assumed Ambros Options (such as by making any change in control or similar definition relate to Werewolf instead of Ambros and having any provision that provides for the adjustment of Ambros Options upon the occurrence of certain corporate events of Ambros relate to similar corporate events of Werewolf instead); and (ii) the Werewolf Board or a committee thereof shall succeed to the authority and responsibility of the Ambros Board or any committee thereof with respect to each Assumed Ambros Option.

2.5  Contingent Value Right; Process for Pre-Closing Permitted Werewolf Asset Disposition Agreements.

(a)  Immediately prior to the Effective Time, Werewolf shall declare a distribution (the “Pre-Closing Distribution”) to holders of Werewolf Common Stock of record the right to receive one non-transferable contingent value right (each, a “CVR”) for each outstanding share of Werewolf Common Stock held by such stockholder (less applicable withholding Taxes), each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit F, to be entered into between Werewolf and such nationally recognized rights agent agreed to between Werewolf and Ambros) (the “Rights Agent”), with such revisions thereto requested by the Rights Agent that are not, individually or in the aggregate, materially detrimental to the holders of CVRs and reasonably acceptable to Werewolf and Ambros (the “CVR Agreement”). The record date for the Pre-Closing Distribution shall be the close of business on the last Business Day prior to the Effective Time (prior to giving effect to the Werewolf Reverse Stock Split) and the payment date for the Pre-Closing Distribution shall be three (3) Business Days after the Effective Time; provided that the payment of such distribution may be conditioned upon the occurrence of the Effective Time. For the avoidance of doubt, the number of CVRs issuable to each holder of Werewolf Common Stock shall be determined based on the number of shares of Werewolf Common Stock held by such holder as of the record date on a pre-Werewolf Reverse Stock Split basis. In connection with the Pre-Closing Distribution, Werewolf shall cause the CVR Agreement to be duly authorized, executed and delivered by Werewolf and the Rights Agent.

(b)  The CVRs are solely contractual rights and shall not constitute equity or ownership interests in Werewolf, Ambros or any of their respective Affiliates, and Werewolf and Ambros shall cooperate, including by making changes to the CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or applicable state securities or “blue sky” Laws. Notwithstanding anything to the contrary herein or in the CVR Agreement, none of Werewolf, Ambros or any of their respective Affiliates shall owe any fiduciary or other duties to any holder of CVRs, except to the extent expressly set forth in the CVR Agreement.

(c)  Prior to the Closing Date, Werewolf shall engage a consultant (the “Legacy Asset Consultant”) mutually agreed by, and pursuant to an agreement on terms and conditions acceptable to, each of the Parties to oversee, market and negotiate the Permitted Werewolf Asset Disposition as set forth in the CVR Agreement; provided that any definitive agreement for such Permitted Werewolf Asset Disposition shall remain subject to Ambros’ prior written approval (prior to the Closing) or Werewolf’s prior written approval (following the Closing) as provided in clause (d) below or the CVR Agreement, respectively. The Legacy Asset Consultant shall provide Werewolf with periodic reporting on the status of monetization efforts relating to the Legacy Assets and such other information as requested by Werewolf following the Effective Time as provided in the CVR Agreement.

(d)  As of the date hereof, neither Werewolf nor any of its Subsidiaries is party to, or bound by, any Permitted Werewolf Asset Disposition Agreements. Notwithstanding anything to the contrary set forth in this Agreement (but subject to the provisions of this Section 2.5(d)), prior to the Effective Time, Werewolf shall not, nor shall it permit any of its Subsidiaries, to enter into, or become bound by, any Permitted Werewolf Asset Disposition Agreement without Ambros’ prior written consent. Prior to Werewolf or any of its Subsidiaries entering into or becoming bound by any Permitted Werewolf Asset Disposition Agreement, Werewolf shall seek consent thereto from Ambros and shall provide a summary of the material terms and conditions of the proposed Permitted Werewolf Asset Disposition thereunder and written copies of any proposed transaction agreements related thereto and all other information within the possession or control of Werewolf reasonably requested by Ambros with respect to such proposed Permitted Werewolf Asset Disposition.

(e)  Werewolf agrees to pay all costs and fees of the Rights Agent, the Legacy Asset Consultant and any other relevant CVR relates costs and expenses contemplated by this Section 2.5, otherwise in this Agreement or in the CVR Agreement (the “CVR Fees”).

2.6  Closing of Transfer Books. At the Effective Time, (i) all Ambros Common Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.4, and all holders of certificates representing Ambros Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of Ambros (other than the right to receive Ambros Merger Shares or Merger Pre-Funded Warrants in lieu thereof) and (ii) the stock transfer books of Ambros shall be closed with respect to all Ambros Common Stock (including any Ambros Common Stock underlying Ambros Options) outstanding immediately prior to the Effective Time. No further transfer of any such Ambros Common Stock shall be made on such stock transfer books after the Effective Time.

2.7  Surrender of Ambros Common Stock.

(a)  On or prior to the Closing Date, Werewolf and Ambros shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Werewolf shall deposit with the Exchange Agent, for the benefit of the holders of Ambros Common Stock evidence of book-entry shares representing the shares of Werewolf Common Stock issuable pursuant to Section 2.4 in exchange for Ambros Common Stock, together with one or more certificates representing shares of Werewolf Common Stock in an amount sufficient to satisfy any elections made by holders of certificated Ambros Common Stock to receive certificated shares of Werewolf Common Stock pursuant to Section 2.7(b).

(b)  Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Ambros Common Stock that were converted into the right to receive Ambros Merger Shares or Merger Pre-Funded Warrants in lieu thereof: (i) a letter of transmittal in customary form and containing such provisions as Werewolf may reasonably specify, including, in the case of any holder of a certificate that immediately prior to the Effective Time represented outstanding shares of Ambros Common Stock (an “Ambros Certificate”), an option for such holder to elect to receive its Ambros Merger Shares (or Merger Pre-Funded Warrants in lieu thereof) in certificated form in lieu of book-entry form and (ii) instructions for effecting the surrender of Ambros Common Stock (including, where applicable, any Ambros Certificates) in exchange for the Ambros Merger Shares or Merger Pre-Funded Warrants in lieu thereof (the “Letter of Transmittal”). Upon execution and delivery of a duly executed Letter of Transmittal and, in the case of a holder surrendering an Ambros Certificate, such Ambros Certificate (or an affidavit of loss in lieu thereof), together with such other documents as may be reasonably required by the Exchange Agent or Werewolf, the holder of such Ambros

Common Stock shall be entitled to receive in exchange therefor (x) book-entry shares representing Ambros Merger Shares (in a number of whole shares of Werewolf Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.4, or Merger Pre-Funded Warrants in lieu thereof or (y) if such holder has validly elected to receive certificated shares in accordance with this Section 2.7(b), one or more certificates representing such number of whole shares of Werewolf Common Stock. Until so surrendered, each Ambros Certificate shall be deemed, for all purposes, to represent only the right to receive the Ambros Merger Shares (or Merger Pre-Funded Warrants in lieu thereof) issuable in respect thereof pursuant to this Agreement .

(c)  No dividends or other distributions declared or made with respect to Werewolf Common Stock with a record date after the Effective Time shall be paid to the holder of any Ambros Common Stock with respect to the shares of Werewolf Common Stock or Merger Pre-Funded Warrants in lieu thereof that such holder has the right to receive in the Merger until such holder delivers a duly executed Letter of Transmittal (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d)  Any shares of Werewolf Common Stock deposited with the Exchange Agent that remain undistributed to holders of Ambros Common Stock as of the date that is 180 days after the Closing Date shall be delivered to Werewolf upon demand, and any holders of Ambros Common Stock who have not theretofore delivered a duly executed Letter of Transmittal in accordance with this Section 2.7 shall thereafter look only to Werewolf for satisfaction of their claims for Werewolf Common Stock and any dividends or distributions with respect to shares of Werewolf Common Stock.

(e)  No Party shall be liable to any former holder of any Ambros Common Stock or to any other Person with respect to any shares of Werewolf Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.8  Calculation of Net Cash.

(a)  Not less than fifteen (15) Business Days prior to the anticipated date for Closing as mutually agreed in good faith by Werewolf and Ambros (the “Anticipated Closing Date”), Werewolf will deliver to Ambros a certificate that includes a (i) schedule (the “Werewolf Net Cash Schedule”, and the date of delivery of the Werewolf Net Cash Schedule, the “Delivery Date”) setting forth, in reasonable detail, Werewolf’s good faith, estimated calculation of Werewolf Net Cash (the “Werewolf Net Cash Calculation”), including a good faith estimate of the CVR Fees, at the close on business of the Anticipated Closing Date (the “Cash Determination Time”) prepared and signed by Werewolf’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Werewolf) and (ii) the Section 382 Study. Werewolf shall make available to Ambros (electronically to the greatest extent possible), as reasonably requested by Ambros, the work papers and back-up materials (including, without limitation, documentation supporting the calculation of any accrued and unpaid Taxes of Werewolf or its Affiliates for taxable periods (or portions thereof) ending on or before the Closing

Date) used or useful in preparing the Werewolf Net Cash Schedule and, if reasonably requested by Ambros, Werewolf’s accountants and counsel at reasonable times and upon reasonable notice. Set forth on Section 2.8(a) of the Werewolf Disclosure Schedule is an illustrative example of Werewolf Net Cash calculation calculated on a hypothetical basis as of the date described therein.

(b)  Within ten (10) Business Days after the Delivery Date (the last day of such period, the “Response Date”), Ambros shall have the right to dispute any part of the Werewolf Net Cash Calculation by delivering a written notice to that effect to Werewolf (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature and amounts of any proposed revisions to the Werewolf Net Cash Calculation.

(c)  If, on or prior to the Response Date, (i) Ambros notifies Werewolf in writing that it has no objections to the Werewolf Net Cash Calculation or (ii) if prior to 5:00 p.m. (New York City time) on the Response Date, Ambros has failed to deliver a Dispute Notice as provided in Section 2.8(b), then the Werewolf Net Cash Calculation as set forth in the Werewolf Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Werewolf Net Cash at the Cash Determination Time (the “Final Werewolf Net Cash”) for purposes of this Agreement.

(d)  If Ambros delivers a Dispute Notice on or prior to 5:00 p.m. (New York City time) on the Response Date, then Representatives of Werewolf and Ambros shall promptly, and in no event later than one calendar day after the delivery of the Dispute Notice, meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Werewolf Net Cash, which agreed upon Werewolf Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Werewolf Net Cash for purposes of this Agreement.

(e)  If Representatives of Werewolf and Ambros are unable to negotiate an agreed-upon determination of Final Werewolf Net Cash pursuant to Section 2.8(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Werewolf and Ambros may mutually agree upon), then any remaining disagreements as to the calculation of Werewolf Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Werewolf and Ambros (the “Accounting Firm”). The Accounting Firm shall act as an expert and not as an arbitrator and shall resolve only those matters that remain in dispute and that have been submitted to the Accounting Firm in accordance with this Section 2.8(e). The Accounting Firm shall make its determination in accordance with the applicable definitions and provisions of this Agreement, including the definition of Werewolf Net Cash, and shall not make any determination on the basis of principles of equity, independent legal standards or any other basis inconsistent with this Agreement. Werewolf shall promptly deliver to the Accounting Firm all work papers and back-up materials used in preparing the Werewolf Net Cash Schedule, and Werewolf and Ambros shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. Werewolf and Ambros shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Werewolf and Ambros. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm, and the Accounting Firm shall not assign a value to any item greater than the highest value claimed by either party or lower than the lowest value claimed by either party with respect to such item. The determination of the amount of Werewolf Net Cash made by the Accounting Firm shall be made in writing delivered to each of Werewolf and Ambros, shall be final and binding on Werewolf and Ambros and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Werewolf Net Cash for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.8(e). The fees and expenses of the Accounting Firm shall be allocated between Werewolf and Ambros in the same proportion that the disputed amount of Werewolf Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of Werewolf Net Cash. If this Section 2.8(e) applies as to the determination of the Final Werewolf Net Cash described in Section 2.8(a), upon resolution of the matter in accordance with this Section 2.8(e), the Parties shall not be required to determine Werewolf Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Werewolf or Ambros may require a redetermination of the Final Werewolf Net Cash if the Closing Date is more than five (5) calendar days after the Anticipated Closing Date or if there shall occurred any closing of any Permitted Werewolf Asset Disposition. Notwithstanding anything to the contrary in this Section 2.8, if the process for determining Final Werewolf Net Cash could reasonably be expected to extend past the Outside Date, then notwithstanding the time periods provided for in this Agreement, each of the Parties shall use commercially reasonable efforts to cooperate with the other to expedite the process for calculating Final Werewolf Net Cash in a manner reasonably acceptable to each of the Parties and designed to facilitate the occurrence of the Closing prior to the Outside Date.

2.9  Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Ambros, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of Ambros, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

2.10 Withholding. Each of the Exchange Agent, Werewolf and the Surviving Corporation (each, a “Withholding Agent”) shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law; provided, however, that if any Withholding Agent determines that any payment to any stockholder of Ambros hereunder is subject to deduction and/or withholding (other than with respect to compensatory payments, or as a result of a failure (i) by Ambros to deliver the certificate described in Section 6.7(b) or (ii) by any stockholder to deliver an IRS Form W-9 or applicable IRS Form W-8), then the applicable Withholding Agent shall (x) provide written notice to Ambros as soon as reasonably practicable after such determination (and in no event later than three (3) Business Days prior to undertaking such deduction and/or withholding), and (y) cooperate with Ambros in good faith prior to the Closing to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. To the extent such amounts are so deducted or withheld, and timely remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.11  Appraisal Rights.Notwithstanding any provision of this Agreement to the contrary, shares of Ambros Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Ambros Common Stock in accordance with Delaware Law (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the consideration described in Section 2.4 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Ambros Common Stock held by them in accordance with Delaware Law, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under Delaware Law. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Ambros Common Stock under Delaware Law (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Section 2.4. Ambros shall give Werewolf prompt written notice of any demands by dissenting stockholders received thereby, withdrawals of such demands and any other instruments served thereupon and any material correspondence received thereby in connection with such demands, and Werewolf shall have the right to direct all negotiations and proceedings with respect to such demands; provided that Ambros shall have the right to participate in such negotiations and proceedings. Neither Ambros nor Werewolf shall, except with the other party’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF AMBROS

Except as set forth in the written disclosure schedule delivered by Ambros to Werewolf (the “Ambros Disclosure Schedule”), Ambros represents and warrants to Werewolf as follows:

3.1  Due Organization; Subsidiaries.

(a)  Each of Ambros and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. All of Ambros’ Subsidiaries are directly or indirectly wholly-owned by Ambros.

(b)  Each of Ambros and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an Ambros Material Adverse Effect.

(c)  Except as set forth on Section 3.1(c) of the Ambros Disclosure Schedule, Ambros has no Subsidiaries and Ambros does not directly or indirectly own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity. Ambros is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Ambros has not agreed and is not obligated to make, nor is Ambros bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Ambros has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2  Organizational Documents. Ambros has delivered to Werewolf accurate and complete copies of Ambros’ and its Subsidiaries’ Organizational Documents. Neither Ambros nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

3.3  Authority; Binding Nature of Agreement.

(a)  Each of Ambros and its Subsidiaries has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Ambros Board (at meetings duly called and held or by written consent in lieu thereof in accordance with the Organizational Documents of Ambros) has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Ambros and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Ambros vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Ambros and assuming the due authorization, execution and delivery by Werewolf, constitutes the legal, valid and binding obligation of Ambros, enforceable against Ambros in accordance with its terms, subject to the Enforceability Exceptions.

3.4  Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of capital stock of Ambros, voting together as a single class on an as-converted to Common Stock basis (as required by Delaware Law), and (ii) the Requisite Holders (as defined in Ambros’ Amended and Restated Certificate of Incorporation) (the “Required Ambros Stockholder Approval”), is sufficient to adopt and approve this Agreement and approve the Contemplated Transactions, and no other vote of the holders of any class or series of Ambros Capital Stock is necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

3.5  Non-Contravention; Consents.

(a)  Subject to obtaining the Required Ambros Stockholder Approval and the filing of the Certificate of Merger required by Delaware Law, neither (x) the execution, delivery or performance of this Agreement by Ambros, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i)  contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Ambros or its Subsidiaries;

(ii)  contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Ambros or its Subsidiaries, or any of the assets owned or used by Ambros or its Subsidiaries, is subject;

(iii)  contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Ambros or its Subsidiaries or that otherwise relates to the business of Ambros, or any of the assets owned, leased or used by Ambros;

(iv)  contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Ambros Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Ambros Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Ambros Material Contract, (C) accelerate the maturity or performance of any Ambros Material Contract or (D) cancel, terminate or modify any term of any Ambros Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v)  result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Ambros or its Subsidiaries (except for Permitted Encumbrances).

(b)  Except for (i) any Consent set forth on Section 3.5 of the Ambros Disclosure Schedule under any Ambros Contract, (ii) the Required Ambros Stockholder Approval, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to Delaware Law and (iv) such Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Ambros nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c)  The Ambros Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of Delaware Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.6  Capitalization.

(a)  The authorized capital stock of Ambros consists of (i) 54,000,000 shares of Ambros Common Stock of which 11,608,333 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 34,476,913 shares of Ambros Preferred Stock of which 26,686,702 shares have been designated Ambros Series A-1 Preferred Stock of which 26,686,702 shares have been issued and are outstanding as of the date of this Agreement and of which

7,790,211 shares have been designated Ambros Series A-2 Preferred Stock of which 7,790,211 shares have been issued and are outstanding as of the date of this Agreement. Ambros does not hold any shares of its capital stock in its treasury.

(b)  All of the outstanding shares of Ambros Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than under applicable securities Laws. None of the outstanding shares of Ambros Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. All of the outstanding shares of Ambros Common Stock are subject to a right of first refusal in favor of Ambros. Except as contemplated herein, there is no Ambros Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Ambros Common Stock. Ambros is not under any obligation, nor is Ambros bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Ambros Common Stock or other securities.

(c)  Except for the Ambros Equity Plan and the Ambros Options granted thereunder, Ambros does not have any stock incentive plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person and there were no other equity or equity-based awards outstanding as of the date of this Agreement. As of the date of this Agreement, Ambros has reserved 7,660,768 shares of Ambros Common Stock for issuance under the Ambros Equity Plan, of which 43,333 shares have been issued and are outstanding pursuant to the exercise of Ambros Options, 5,997,167 shares are subject to outstanding Ambros Options, 1,565,000 shares have been issued and are outstanding in the form of restricted stock, and 55,268 shares remain available for future grant pursuant to the Ambros Equity Plan. Section 3.6(c) of the Ambros Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each outstanding Ambros Option, including: (i) the name of the holder, (ii) the number of shares of Ambros Common Stock subject to such Ambros Option, (iii) the per share exercise price, (iv) the date of grant, (v) the applicable vesting schedule, including any acceleration provisions, and the number of vested and unvested shares, (vi) the expiration date, and (vii) whether each Ambros Option is intended to be an “incentive stock option”; (as defined in the Code) or a non-qualified stock option. Ambros has made available to Werewolf accurate and complete copies of the following: (A) the standard form of agreement evidencing Ambros Options; and (B) each agreement evidencing an Ambros Option that does not conform in all material respects to the standard form agreement. All Ambros Options have been granted with an exercise price equal to the “fair market value” of the underlying share on the date of grant of such option, as determined in accordance with Section 409A of the Code, and no Ambros Option is subject to Section 409A of the Code. Each Ambros Option was duly authorized no later than the date on which such Ambros Option was to be effective by all necessary company action.

(d)  Except as set forth on Section 3.6(c) of the Ambros Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Ambros, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Ambros, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Ambros is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Ambros.

(e)  All outstanding shares of Ambros Common Stock, and other securities of Ambros have been issued and granted in compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

3.7  Financial Statements.

(a)  Section 3.7(a) of the Ambros Disclosure Schedule includes true, correct and complete copies of (i) the Ambros Balance Sheet, (ii) Ambros’ unaudited consolidated statements of income and cash flow for the three and six months ended June 30, 2026, and (iii) Ambros’ unaudited balance sheet and the related unaudited statements of income and cash flow for the years ended December 31, 2025 and December 31, 2024 (collectively, the “Ambros Financial Statements”).

(b)  The Ambros Financial Statements (i) were prepared in accordance with GAAP applied on a consistent basis unless otherwise noted therein throughout the periods indicated, (ii) fairly present, in all material respects, the financial position of Ambros as of the respective dates thereof and the results of operations and cash flows of Ambros for the periods covered thereby and (iii) when delivered by Ambros for inclusion in the Registration Statement (as defined below) for filing with the SEC following the date of this Agreement in accordance with Section 6.1, shall comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof. Other than as expressly disclosed in the Ambros Financial Statements, there has been no material change in Ambros’ accounting methods or principles that would be required to be disclosed in Ambros’ financial statements in accordance with GAAP. The books of account and other financial records of Ambros and each of its Subsidiaries are true and complete in all material respects.

(c)  There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Ambros, the Ambros Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls.

(d)  Ambros maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Ambros maintains records that in reasonable detail accurately and fairly reflect Ambros’ transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Ambros Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Ambros’ assets that could have a material effect on Ambros’ financial statements. Ambros has evaluated the effectiveness of Ambros’ internal control over financial reporting and, to the extent required by applicable Law, presented its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such financial reporting based on such evaluation. Ambros has disclosed to Ambros’ auditors and the Audit Committee of the Ambros Board (and made available to Werewolf a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Ambros’ ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Ambros or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Ambros Financial Statements filed prior to the date hereof, Ambros’ internal control over financial reporting is effective and Ambros has not identified any material weaknesses in the design or operation of Ambros’ internal control over financial reporting.

(e)  Ambros’ auditor has at all times since the Lookback Date been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Ambros, “independent” with respect to Ambros within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Ambros, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board (“PCAOB”) thereunder (such firm, the “PCAOB Auditor”).

3.8  Absence of Changes. Except as set forth on Section 3.8 of the Ambros Disclosure Schedule, since January 1, 2026, Ambros and its Subsidiaries have conducted their business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Ambros Material Adverse Effect or (b) action, event or occurrence that would have required Consent of Werewolf pursuant to Section 5.1 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9  Absence of Undisclosed Liabilities. Neither Ambros nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Ambros Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Ambros or its Subsidiaries since the date of the Ambros Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Ambros or any of its Subsidiaries under Ambros Contracts (excluding Liabilities from breach thereof), (d) Liabilities incurred in connection with the Contemplated Transactions and (e) Liabilities listed in Section 3.9 of the Ambros Disclosure Schedule.

3.10  Title to Assets. Each of Ambros and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Ambros Balance Sheet and (b) all other tangible assets reflected in the books and records of Ambros as being owned by Ambros. All of such assets are owned or, in the case of leased assets, leased by Ambros or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. Neither Ambros nor any of its Subsidiaries owns or has ever owned any real property. Ambros has made available to Werewolf (a) an accurate and complete list of all real properties with respect to which Ambros directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Ambros or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Ambros Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12 Intellectual Property.

(a)  Section 3.12(a) of the Ambros Disclosure Schedule is an accurate, true and complete listing of all Ambros Registered IP, including for each item (i) the record owner(s) (and name of any other Person with an ownership interest in such item of Ambros Registered IP and the nature of such ownership interest, if any), jurisdiction, status, and registration or application number of each item, as applicable, (ii) all filing, registration, issuance and grant dates and (iii) any actions that are required to be taken within 180 days of the date hereof for any Ambros Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of or response to any documents, applications or certificates, for the purposes of prosecuting, obtaining, perfecting, maintaining or renewing any Ambros Registered IP. Section 3.12(a) of the Ambros Disclosure Schedule also sets forth, as of the date of this Agreement, a list of all internet domain names with respect to which Ambros or any of its Subsidiaries are the registrant and, with respect to each domain name, the record owner of such domain name and if different, the legal and beneficial owner(s) of such domain name and the applicable domain name registrar. All Ambros Registered IP is subsisting and in full force and effect and, to Ambros’ Knowledge, all Ambros Registered IP (other than pending applications) is valid and enforceable. All fees due to, and all documents, powers and other filings required to be filed with, a Governmental Authority with respect to any such Ambros Registered IP have been fully and timely paid and filed as necessary for the filing, prosecuting, obtaining grant of and maintaining such item of Ambros Registered IP.

(b)  Section 3.12(b) of the Ambros Disclosure Schedule is a true, correct and complete listing of all Ambros Contracts pursuant to which any Ambros IP Rights are licensed to Ambros (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Ambros’ or its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other applicable materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Ambros or its Subsidiaries and their respective employees in Ambros’ standard form thereof). To the Knowledge of Ambros, each Ambros Contract listed in Section 3.12(b) of the Ambros Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Ambros, its Subsidiaries and each other party thereto, and is enforceable against Ambros, its Subsidiaries and each other party thereto in accordance with its terms. To the Knowledge of Ambros, neither Ambros, its Subsidiaries, nor, to the Knowledge of Ambros, any other party to any Ambros Contract listed in Section 3.12(b) of the Ambros Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of breach under, or intention to terminate (including by non-renewal), any Ambros Contract listed in Section 3.12(b) of the Ambros Disclosure Schedule, except as would not reasonably be expected to have, individually or in the aggregate, an Ambros Material Adverse Effect.

(c)  Section 3.12(c) of the Ambros Disclosure Schedule is a true, correct and complete listing of each Ambros Contract pursuant to which any Person has been granted any license, sublicense, option or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Ambros IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Ambros IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Ambros’ or its Subsidiaries’ benefit). To the Knowledge of Ambros, each Ambros Contract listed in Section 3.12(c) of the Ambros Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Ambros, its Subsidiaries and each other party thereto, and is enforceable against Ambros, its Subsidiaries and each other party thereto in accordance with its terms. Neither Ambros, its Subsidiaries nor, to the Knowledge of Ambros, any other party to any Ambros Contract listed in Section 3.12(c) of the Ambros Disclosure Schedule has provided or received any written notice of breach under, or intention to terminate (including by non-renewal), any Ambros Contract listed in Section 3.12(c) of the Ambros Disclosure Schedule.

(d)  Except as identified on Section 3.12(d) of the Ambros Disclosure Schedule, neither Ambros nor any of its Subsidiaries is bound by, and no Ambros Owned IP Rights are subject to, and to the Knowledge of Ambros, no Ambros Licensed IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Ambros or any of its Subsidiaries to use, exploit, assert, or enforce any Ambros IP Rights anywhere in the world.

(e)  (i) Ambros or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Ambros IP Rights (other than (A) Ambros Licensed IP Rights, or co-owned rights each as identified in Section 3.12(b) of the Ambros Disclosure Schedule, and (B) any non-customized software that (1) is licensed to Ambros or its Subsidiaries solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Ambros’ or its Subsidiaries’ products or services, (ii) all Ambros Owned IP Rights and, to the Knowledge of Ambros, other Ambros IP Rights that are exclusively licensed to Ambros are free and clear of any Encumbrances (other than Permitted Encumbrances) and (iii) Ambros owns, or has a valid and enforceable right pursuant to a binding written Contract to use, all material Ambros IP Rights currently used or practiced by Ambros. Without limiting the generality of the foregoing:

(i)  To the Knowledge of Ambros, all documents and instruments necessary to register or apply for or renew registration of Ambros Registered IP owned by Ambros, and all documents and instruments necessary to register or apply for or renew registration of Ambros Registered IP exclusively licensed to Ambros, have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority. To the Knowledge of Ambros, Ambros has filed all statements of use and paid all renewal and maintenance fees, annuities and other fees with respect to the Ambros Registered IP owned by Ambros that are due or payable as of the date of this Agreement, and to the Knowledge of Ambros, all documents and instruments necessary to register or apply for or renew registration of Ambros Registered IP exclusively licensed to Ambros.

(ii)  Except for instances that would not reasonably be expected to have, individually or in the aggregate, an Ambros Material Adverse Effect, to the Knowledge of Ambros each Person who is or was an employee, contractor or consultant of Ambros or any of its Subsidiaries and who is or was involved in the creation, discovery, reduction to practice or development of any Intellectual Property for Ambros or any of its Subsidiaries has signed a valid, enforceable written agreement containing a present assignment of all right, title and interest in and to such Intellectual Property to Ambros or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Ambros and its Subsidiaries.

(iii)  To the Knowledge of Ambros, no current or former member, officer, director, or employee of Ambros or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Ambros IP Rights purported to be owned by Ambros. To the Knowledge of Ambros, no current employee of Ambros or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Ambros or such Subsidiary or (B) in material breach of any Contract with any former employer or other Person concerning Ambros IP Rights purported to be owned by Ambros or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Ambros IP Rights purported to be owned by Ambros or such Subsidiary.

(iv)  Except as identified on Section 3.12(e)(iv) of the Ambros Disclosure Schedule, no funding, facilities, or personnel of any Governmental Authority or any educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Ambros Owned IP Rights, or, to the Knowledge of Ambros, any Ambros Licensed IP Rights. Except as identified on Section 3.12(e)(iv) of the Ambros Disclosure Schedule, to the Knowledge of Ambros, no Governmental Authority or any educational or research institution has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, commercialization of, or right to royalties or other payments for any Ambros Owned IP Rights, or, to the Knowledge of Ambros, any Ambros Licensed IP Rights.

(v)  Ambros and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect, maintain and enforce its rights in all proprietary information that Ambros or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi)  Neither Ambros nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Ambros IP Rights to any other Person.

(vii)  To the Knowledge of Ambros, each item of Ambros IP Right has been duly maintained and is not expired, abandoned or cancelled. To the Knowledge of Ambros, each of the Patents included in the Ambros IP Rights identifies each and every inventor of the claims thereof as determined in accordance with the applicable laws of the jurisdiction in which such Patent is issued or pending. To the Knowledge of Ambros, each of Ambros and its Subsidiaries and their respective patent counsel have complied with its duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Ambros IP Rights for which Ambros or any of its Subsidiaries is responsible for prosecuting.

(viii)  To the Knowledge of Ambros, the Ambros IP Rights constitute all Intellectual Property material to or necessary for Ambros to conduct its business as currently conducted or currently proposed to be conducted as of the date hereof ; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(f)  Ambros has delivered, or made available to Werewolf, a complete and accurate copy of all material Ambros IP Rights Agreements.

(g)  To the Knowledge of Ambros, the conduct of the business of Ambros as has been conducted since the Lookback Date and as is currently being conducted, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Ambros (i) has not violated, and does not presently violate, any license or agreement between Ambros or its Subsidiaries and any Person in any material respect, and, (ii) to the Knowledge of Ambros, has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any valid and issued Patents or other Intellectual Property of any other Person, which infringement would reasonably be expected to have an Ambros Material Adverse Effect. To the Knowledge of Ambros, since the Lookback Date, no Person has engaged in the unauthorized use of, or has infringed, misappropriated or otherwise violated any Patents within the Ambros IP Rights, or otherwise violating any Ambros IP Rights Agreement.

(h)  As of the date of this Agreement and since the Lookback Date, neither Ambros nor any of its Subsidiaries is or has been a party to any, or is the subject of any pending or, to the Knowledge of Ambros, threatened in writing, Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, offer for sale, license or dispose of any Ambros IP Rights. None of the Ambros Owned IP Rights, and to the Knowledge of Ambros, any Ambros Licensed IP Rights, have been adjudged invalid or unenforceable in whole or part, and all Ambros Owned IP Rights, and to the Knowledge of Ambros, all Ambros Licensed IP Rights, are in full force and effect. Neither Ambros nor any of its Subsidiaries have received any written notice asserting that any Ambros IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Ambros or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(i)  To the Knowledge of Ambros, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Ambros conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have an Ambros Material Adverse Effect. To the Knowledge of Ambros, none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Ambros or its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Ambros in accordance with GAAP. Section 3.12(i) of the Ambros Disclosure Schedule sets forth all material unregistered trademarks included in the Ambros IP Rights.

(j)  Except (i) as would not reasonably be expected to have an Ambros Material Adverse Effect, (ii) as may be set forth in Section 3.12(j) of the Ambros Disclosure Schedule or (iii) as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by Ambros, to the Knowledge of Ambros, (A) neither Ambros nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Ambros or any of its Subsidiaries, taken as a whole and (B) neither Ambros nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(k)  None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance by Ambros of its obligations hereunder conflict or will conflict with, alter or impair any of Ambros’ rights in, to and under any material Ambros IP Rights or the validity, enforceability, priority, scope or duration of any material Ambros IP Rights. Without limiting the foregoing, to the Knowledge of Ambros, neither Ambros nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant, assignment, or transfer to any other Person of any license or other right to or in any Ambros IP Rights, (ii) result in breach of, default under or termination of such Contract with respect to any Ambros IP Rights, (iii) alter, encumber, impair or extinguish, or result in any Encumbrance with respect to the right of Ambros or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Ambros IP Rights or portion thereof, or (iv) result in Ambros or any of its Subsidiaries being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or to any obligation to grant any rights in or to any Ambros IP Rights, except, in each of (i), (ii), (iii) and (iv), for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in an Ambros Material Adverse Effect.

3.13 Agreements, Contracts and Commitments.

(a)  Section 3.13(a) of the Ambros Disclosure Schedule lists the following Ambros Contracts in effect as of the date of this Agreement (each, an “Ambros Material Contract” and collectively, the “Ambros Material Contracts”):

(i)   each Ambros Contract for the employment or engagement of any individual on an employee, consulting or other basis that provides for annual base compensation in excess of $500,000;

(ii)  each Ambros Contract with any Ambros Associate that provides for retention, change in control, transaction or other similar payments or benefits, whether or not payable as a result of the Contemplated Transactions;

(iii)     each Ambros Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(iv)   each Ambros Contract containing (A) any covenant limiting the freedom of Ambros or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture, or distribution of Ambros’ products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(v)   each Ambros Contract (A) pursuant to which any Person granted Ambros an exclusive license under any Intellectual Property, or (B) pursuant to which Ambros granted any Person an exclusive license under any Ambros IP Rights;

(vi)   each Ambros Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $500,000 pursuant to its express terms and not cancelable without penalty;

(vii)  each Ambros Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $500,000 after the date of this Agreement;

(viii) each Ambros Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000 or creating any material Encumbrances with respect to any assets of Ambros or any loans or debt obligations with officers or directors of Ambros;

(ix)  each Ambros Contract requiring payment by or to Ambros after the date of this Agreement in excess of $500,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Ambros, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Ambros or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Ambros or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Ambros or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Ambros or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Ambros or any of its Subsidiaries, in each case, except for Ambros Contracts entered into in the Ordinary Course of Business;

(x)   each Ambros Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Ambros in connection with the Contemplated Transactions;

(xi)  each Ambros Contract to which Ambros or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Ambros or such Subsidiary in excess of $500,000;

(xii)  an Ambros Real Estate Lease;

(xiii)  a Contract disclosed in or required to be disclosed in Section 3.12(a) or Section 3.12(b) of the Ambros Disclosure Schedule;

(xiv)  each Ambros Contract requiring the payment of, or including obligations or interests involving (A) any research, regulatory or commercial milestones, or other milestone-based or periodic payments, (B) any royalty, earn-out, dividend or similar arrangement based on the revenues or profits of, or sales of products or services by, Ambros or its Subsidiaries;

(xv)   each Ambros Contract with any sole-source supplier, single-source supplier or limited-source supplier with respect to any material raw material, active pharmaceutical ingredient, drug substance, drug product, component, product candidate, manufacturing, fill-finish, testing, clinical supply or other material goods or services used in the conduct of the business of Ambros or its Subsidiaries, in each case, where, to the Knowledge of Ambros, there are no reasonably available substitute sources on commercially reasonable terms; and

(xvi) any other Ambros Contract that is not terminable at will (with no penalty or payment) by Ambros or any of its Subsidiaries, and (A) which involves payment or receipt by Ambros or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate or (B) that is material to the business or operations of Ambros and its Subsidiaries taken as a whole.

(b)  Ambros has delivered or made available to Werewolf accurate and complete copies of all Ambros Material Contracts, including all amendments thereto. There are no Ambros Material Contracts that are not in written form. Ambros has not, nor to the Knowledge of Ambros, as of the date of this Agreement, has any other party to an Ambros Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Ambros Material Contract in such manner as would permit any other party to cancel or terminate any such Ambros Material Contract, or would permit any other party to seek damages which would reasonably be expected to have an Ambros Material Adverse Effect. As to Ambros and its Subsidiaries, as of the date of this Agreement, each Ambros Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Ambros Material Contract to change, any material amount paid or payable to Ambros under any Ambros Material Contract or any other material term or provision of any Ambros Material Contract.

3.14 Compliance; Permits; Restrictions.

(a)  Ambros and each of its Subsidiaries is, and since the Lookback Date has been, in material compliance with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), Food and Drug Administration (“FDA”) regulations adopted thereunder or any other applicable Law promulgated by the FDA or other Governmental Authority responsible for regulation of the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or biologic products (“Drug Regulatory Agency”). No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Ambros, threatened against Ambros or any of its Subsidiaries. There is no agreement or Order binding upon Ambros or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Ambros or any of its Subsidiaries, any acquisition of material property by Ambros or any of its Subsidiaries or the conduct of business by Ambros or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Ambros’ ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)  Each of Ambros and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Ambros as currently conducted (collectively, the “Ambros Permits”). Section 3.14(b) of the Ambros Disclosure Schedule identifies each Ambros Permit. Each of Ambros and its Subsidiaries is in material compliance with the terms of Ambros Permits. No Legal Proceeding is pending or, to the Knowledge of Ambros, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Ambros Permit.

(c)  There are no Legal Proceedings pending or, to the Knowledge of Ambros, threatened in writing with respect to an alleged material violation by Ambros or any of its Subsidiaries of the FDCA, PHSA and FDA regulations adopted thereunder, the Controlled Substances Act or any other applicable Law promulgated by a Drug Regulatory Agency.

(d)  Each of Ambros and its Subsidiaries holds all required material Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Ambros as currently conducted, and, as applicable, the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Ambros Product Candidates”) (collectively, the “Ambros Regulatory Permits”) and no such Ambros Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any material, adverse manner, in each case (i) and (ii) by a Drug Regulatory Agency. Ambros has timely maintained and is in compliance in all material respects with the Ambros Regulatory Permits and neither Ambros nor any of its Subsidiaries has, since the Lookback Date, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Ambros Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Ambros Regulatory Permit.

(e) As of the date of this Agreement, all clinical, pre-clinical and other studies and tests conducted by or, to the Knowledge of Ambros, on behalf of, or sponsored by, Ambros or its Subsidiaries, in which Ambros or its Subsidiaries or their respective product candidates, including the Ambros Product Candidates, have participated, were and, if still pending, are being conducted in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312, 45 C.F.R. Part 46, and all other applicable Laws governing informed consent, institutional review boards and the protection of human subjects. Neither Ambros nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring or, to the Knowledge of Ambros, threatening any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Ambros or any of its Subsidiaries or in which Ambros or any of its Subsidiaries or its current product candidates, including the Ambros Product Candidates, have participated.

(f) Neither Ambros nor any of its Subsidiaries, and, to the Knowledge of Ambros, any contract manufacturer in relation to its activities with respect to any Ambros Product Candidate, is the subject of any pending or, to the Knowledge of Ambros, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other applicable Law. To the Knowledge of Ambros, neither Ambros nor any of its Subsidiaries nor any contract manufacturer in relation to its activities with respect to any Ambros Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of Ambros’ business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto, or any other applicable Law. Neither Ambros nor any of its Subsidiaries, nor their officers, directors, employees or to the Knowledge of Ambros, their agents, have been or currently is debarred or excluded under (i) 21 U.S.C. Section 335a, (ii) 42 U.S.C. § 1320a 7, or (iii) any other applicable Law. None of Ambros, any of its Subsidiaries, and to the Knowledge of Ambros, any contract manufacturer in relation to its activities with respect to any Ambros Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a, (ii) 42 U.S.C. § 1320a-7, or (iii) any other applicable Law. To the Knowledge of Ambros, no debarment or exclusionary claims, actions, proceedings or investigations in respect of Ambros’ and its Subsidiaries’ business or Ambros Product Candidates are pending or threatened against Ambros, any of its Subsidiaries, and to the Knowledge of Ambros, any contract manufacturer in relation to its activities with respect to any Ambros Product Candidate, or any of its respective officers, employees or agents. Neither Ambros nor any of its Subsidiaries is a party to or has any reporting obligations under any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar Orders with or imposed by any Governmental Authority.

(g)  All manufacturing operations conducted by, or to the Knowledge of Ambros, for the benefit of, Ambros or its Subsidiaries in connection with any Ambros Product Candidate, since the Lookback Date, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680 and 1271 and the applicable respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h)  No manufacturing site owned by Ambros or its Subsidiaries, and to the Knowledge of Ambros, no manufacturing site of a contract manufacturer or laboratory, with respect to any Ambros Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has since the Lookback Date received any unresolved Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting material noncompliance with the FDCA, PHSA or any applicable Law, and, to the Knowledge of Ambros, neither the FDA nor any other Governmental Authority is considering such action.

3.15 Legal Proceedings; Orders.

(a)  There is no pending Legal Proceeding and, to the Knowledge of Ambros, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Ambros or any of its Subsidiaries or any Ambros Associate (in his or her capacity as such) or any of the material assets owned or used by Ambros or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)  There is no Order to which Ambros or any of its Subsidiaries, or any of the material assets owned or used by Ambros or any of its Subsidiaries, is subject. To the Knowledge of Ambros, no officer or other Key Employee of Ambros or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Ambros or any of its Subsidiaries or to any material assets owned or used by Ambros or any of its Subsidiaries.

3.16 Tax Matters.

(a)  Each of Ambros and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where Ambros or any of its Subsidiaries does not file a particular type of Tax Return that Ambros or any of its Subsidiaries is subject to taxation by that jurisdiction that would require the filing of such a Tax Return.

(b)  All income and other material amounts of Taxes due and owed by Ambros and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of Ambros and each of its Subsidiaries for periods (or portions thereof) ending on or prior to the date of the Ambros Balance Sheet do not materially exceed the accruals for current Taxes set forth on the Ambros Balance Sheet. Since the date of the Ambros Balance Sheet, neither Ambros nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)  Each of Ambros and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d)  There are no Encumbrances for material Taxes (other than Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of Ambros or any of its Subsidiaries.

(e)  No deficiencies for a material amount of Taxes with respect to Ambros or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any Liability in respect of Taxes of Ambros or any of its Subsidiaries. Neither Ambros nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f)  Neither Ambros nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial Contracts entered into in the Ordinary Course of Business with vendors, customers, lenders, or landlords (an “Ordinary Course Agreement”).

(g)  Neither Ambros nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Ambros). Neither Ambros nor any of its Subsidiaries has any Liability for the Taxes of any Person (other than Ambros) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(h)  Since the Lookback Date, neither Ambros nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code .

(i) Neither Ambros nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither Ambros nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount, advance payments or deferred revenue received or accrued outside the Ordinary Course of Business on or prior to the Closing Date; or (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(k)  Neither Ambros nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification.

(l)  Neither Ambros nor any of its Subsidiaries has taken or knowingly failed to take any action, nor to the Knowledge of Ambros, are there any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.17 Employee and Labor Matters; Benefit Plans.

(a)  Neither Ambros nor any of its Subsidiaries is a party to, bound by the terms of, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, works council or labor organization representing any Ambros Associate, and there are no labor unions, works council or labor organizations representing or, to the Knowledge of Ambros, purporting to represent or seeking to represent any Ambros Associates, including through the filing of a petition for representation election.

(b)  Section 3.17(b) of the Ambros Disclosure Schedule lists all material Ambros Employee Plans.

(c)  As applicable with respect to each material Ambros Employee Plan, Ambros has made available to Werewolf, true and complete copies of (i) the plan document, including all amendments thereto, and in the case of an unwritten Employee Plan, a written description of all material terms thereof, (ii) all related trust instruments or other funding-related documents and insurance contracts, (iii) the summary plan description and each summary of material modifications thereto, (iv) the financial statements for the most recent year for which such financial statements are available (in audited form, if available or required by ERISA) and, where applicable, annual reports required to be filed with any Governmental Authority (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) written results of any required compliance testing for the three most recent plan years, and (vii) all material, non-routine notices, filings or correspondence during the past three years with any Governmental Authority.

(d)  Each Ambros Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter with respect to such qualified status from the IRS to the effect that such plan is qualified under Section 401(a) of the Code. To the Knowledge of Ambros, nothing has occurred that would reasonably be expected to cause the loss of the qualified status of any such Ambros Employee Plan or the Tax exempt status of any related trust.

(e)  Each Ambros Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Laws, including, without limitation, the Code and ERISA. No material Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Ambros, threatened with respect to any Ambros Employee Plan. All material payments and/or contributions required to have been made with respect to all Ambros Employee Plans have been made or accrued on the financial statements of Ambros in accordance with the terms of the applicable Ambros Employee Plan and applicable Law and neither Ambros nor any Ambros ERISA Affiliate has any material Liability for any such unpaid contributions with respect to any Ambros Employee Plan.

(f)  Neither Ambros, any of its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has any Liability with respect to, or has in the past six (6) years, maintained, contributed to, has been required to contribute to, or has had any Liability with respect to (i) any “employee benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any Multiple Employer Plan, or (iv) any Multiple Employer Welfare Arrangement.

(g)  No Ambros Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state Law requirement (the full cost of which is borne by such Person or such Person’s dependents or beneficiaries) or (ii) continuation coverage through the end of the month in which such termination or retirement occurs.

(h)  No Ambros Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(i)  Each Ambros Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder, and no compensation has been or would reasonably be expected to be includable in the gross income of any Ambros Associate as a result of the operation of Section 409A of the Code.

(j)  Ambros and its Subsidiaries are, and since the Lookback Date have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, worker classification, tax withholding, unemployment compensation, workers’ compensation, prohibited discrimination, harassment, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), pay equity, affirmative action, restrictive covenants, compensation, and hours of work. Except as would not reasonably be expected to have, individually or in the aggregate, an Ambros Material Adverse Effect, there are no, and since the Lookback Date there have been no, Legal Proceedings pending or, to the Knowledge of Ambros, threatened against Ambros or any of its

Subsidiaries relating to any labor or employment matters or any Ambros Associate. Ambros is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(k)  Since the Lookback Date, (i) Ambros has not taken any action which would constitute a “plant closing”, “collective dismissal”, “group dismissal”, “group termination”, “mass termination”, or “mass layoff” within the meaning of the WARN Act, (ii) issued any written notification of a plant closing or mass layoff required by the WARN Act (nor has Ambros or any of its Subsidiaries been under any requirement or obligation to issue any such notification), or (iii) incurred any Liability or obligation under the WARN Act that remains unsatisfied.

(l)  Since the Lookback Date, there has not been, nor to the Knowledge of Ambros has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, or any similar activity or dispute, affecting Ambros or its Subsidiaries.

(m)  There is no contract, agreement, plan or arrangement to which Ambros or any of its Subsidiaries is a party or by which it is bound to provide any Ambros Associate with the right to a gross up, indemnification, or reimbursement for any excise or additional Taxes incurred pursuant to Section 4999 or Section 409A of the Code.

(n)  None of the execution and delivery of this Agreement, the stockholder approval of this Agreement, or the consummation of the Contemplated Transactions (either alone or in conjunction with any other event, including without limitation, a termination of employment) would result in any (i) payment or benefit (including severance, forgiveness of indebtedness or otherwise) becoming due to Ambros Associate, (ii) increase in any benefits or the compensation payable under any Ambros Employee Plan, (iii) acceleration of the time of payment, funding or vesting of any such compensation or benefits or any loan forgiveness under any Ambros Employee Plan, (iv) restriction on the right of Ambros or any of its Subsidiaries or, after the consummation of Contemplated Transactions, the Surviving Corporation, to merge, amend, terminate or transfer any Ambros Employee Plan, or (v) “parachute payment” (within the meaning of Section 280G of the Code).

3.18 Environmental Matters. Since the Lookback Date, Ambros and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Ambros of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in an Ambros Material Adverse Effect. Neither Ambros nor any of its Subsidiaries has received since the Lookback Date, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Ambros or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Ambros, there are no circumstances that may prevent or interfere with Ambros’ or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have an Ambros Material Adverse Effect. To the Knowledge of Ambros: (a) no current or prior owner of any property leased or controlled by Ambros or any of its Subsidiaries has received since the Lookback Date, any written notice or other communication relating to property owned or leased at any time by Ambros or any of its

Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Ambros or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (b) neither Ambros nor any of its Subsidiaries has any material Liability under any Environmental Law.

3.19 Insurance. Ambros has made available to Werewolf accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Ambros and its Subsidiaries. Each of such insurance policies is in full force and effect and Ambros and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since the Lookback Date, neither Ambros nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Ambros and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Ambros or such Subsidiary for which Ambros or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Ambros of its intent to do so.

3.20 Transactions with Affiliates. Section 3.20 of the Ambros Disclosure Schedule describes any material transactions or relationships, since the Lookback Date, between, on one hand, Ambros and, on the other hand, any executive officer or director of Ambros or any of such executive officer’s or director’s immediate family members, owner of more than five percent of the voting power of the outstanding shares of Ambros Common Stock or to the Knowledge of Ambros, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Ambros) in the case of each of Item 404 of Regulation S-K under the Securities Act.

3.21 No Financial Advisors. Except as set forth on Section 3.21 of the Ambros Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Ambros.

3.22 Privacy and Data Security.

(a)  Since the Lookback Date, Ambros and its Subsidiaries have complied with all applicable Privacy Laws and the applicable terms of any Ambros Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Ambros or any of its Subsidiaries in connection with the operation of Ambros’ and its Subsidiaries’ business, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Ambros Material Adverse Effect. To the Knowledge of Ambros, except as would not reasonably be expected to have, individually or in the aggregate, an Ambros Material Adverse Effect, Ambros and its Subsidiaries have implemented, maintained and complied with commercially reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws and Ambros Contracts, concerning the privacy, security, collection and use of Personal Information (the “Ambros Privacy Policies”). To the Knowledge of Ambros, as of the date hereof, no claims have been, in writing, asserted or threatened against Ambros by any Person alleging a material violation of Privacy Laws, Ambros Privacy Policies and/or the applicable terms of any Ambros Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of Ambros, there have been no data security incidents or personal data breaches related to Personal Information in the custody or control of Ambros or any service provider acting on behalf of Ambros, where such incident or breach would result in a notification obligation to any Person under applicable Law or pursuant to the terms of any applicable Ambros Contract.

(b)  The information technology assets and equipment of Ambros and its Subsidiaries (collectively, “Ambros IT Systems”) are reasonably adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Ambros and its Subsidiaries as currently conducted, and to the Knowledge of Ambros, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Ambros and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards to protect Personal Information processed by or on behalf of Ambros and its Subsidiaries, any other material confidential information of Ambros or its Subsidiaries and the integrity and security of Ambros IT Systems used in connection with their businesses, and during the past three years, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or Liability or the duty to notify any other Person under applicable Law or applicable Ambros Contract.

3.23 Export Control Laws. Ambros has conducted any export transactions in compliance in all material respects with applicable provisions of United States export control laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and the export control laws and regulations of any other applicable jurisdiction, including the United Kingdom and European Union (collectively, “Export Control Laws”). Without limiting the foregoing: (a) Ambros has obtained all required export licenses and other approvals and timely filed any other required filings to the extent required pursuant to Export Control Laws; (b) Ambros is in compliance in all material respects with the terms of all applicable export licenses, filing requirements or other approvals; (c) there are no pending or, to the Knowledge of Ambros, threatened claims or investigations against Ambros with respect to Export Control Laws; and (d) to the Knowledge of Ambros there are no actions, conditions, or circumstances pertaining to Ambros’s export transactions that would reasonably be expected to give rise to any material future claims.

3.24 Sanctions.

(a)  Since the Lookback Date, Ambros and its Subsidiaries have complied with applicable laws and regulations pertaining to trade and economic sanctions administered by the United States, European Union, or United Kingdom (collectively, “Sanctions”).

(b)  None of Ambros, its Subsidiaries, or their respective directors, officers, employees, or, to the Knowledge of Ambros, Ambros’s or its Subsidiaries’ agents are: (i)

organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (“Restricted Countries”); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, European Union, or United Kingdom, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK’s Consolidated Sanctions List (collectively, “Designated Parties”); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such persons are prohibited pursuant to applicable Sanctions (collectively, “Sanctioned Parties”).

(c)  Since April 24, 2019, none of Ambros, its Subsidiaries, or any of their respective officers, directors, or employees: (i) have been the subject or target of any investigation, prosecution, other enforcement action, or government inquiry related to Sanctions violations; or (ii) submitted a voluntary self-disclosure to any U.S. or other relevant government agency regarding actual or potential Sanctions violations.

(d)  Ambros maintains policies and procedures reasonably designed to promote compliance with applicable Sanctions.

3.25 Foreign Corrupt Practices Act. To the Knowledge of Ambros, none of Ambros’s or its Subsidiaries, nor any of their directors, officers, employees or agents (in each case, while acting in such capacities), have directly or indirectly made, offered, promised, or authorized any payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as defined in the U.S. Foreign Corrupt Practices Act (the “FCPA”)), foreign political party or official thereof or candidate for foreign political office (each, a “Government Official”) for the purpose of (i) influencing any official act or decision of such Government Official, (ii) inducing such Government Official to do or omit to do any act in violation of their lawful duty, (iii) inducing such Government Official to use their influence to affect any act or decision of a governmental authority, or (iv) securing any improper advantage, in the case of (i)-(iv) above in order to assist Ambros or its Subsidiaries in obtaining or retaining business for or with, or directing business to, any person. Neither Ambros nor its Subsidiaries, nor any of their directors, officers, employees or, to the Knowledge of Ambros, agents (in each case, while acting in such capacities), have made or authorized any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment of funds or received or retained any funds in violation of any applicable Anti-Corruption Law (as defined below). Ambros represents that it has maintained, and has caused its subsidiaries to maintain, systems of internal controls (accounting systems, purchasing systems and billing systems) and written policies reasonably designed to ensure compliance with the FCPA or any other applicable anti-bribery or anti-corruption law (collectively, “Anti-Corruption Laws”), and reasonably designed to ensure that all books and records of Ambros accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. Neither Ambros nor, to the Knowledge of Ambros, any of its officers, directors, or employees, are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to applicable Anti-Corruption Laws (“Enforcement Action”).

3.26 CFIUS. Ambros does not engage in (a) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA. Ambros has no current intention of engaging in such activities in the future.

3.27 Not a Covered Outbound Investment.

(a)  Ambros either is (i) not a “person of a country of concern” or (ii) not engaged in any “covered activity,” as these terms are defined in 31 C.F.R. Part 850, as implemented or revised from time to time (the “Outbound Investment Security Program”).

(b)  Ambros has no intention of becoming a “person of a country of concern” that engages in any “covered activity.”

(c)  Ambros is not, and does not intend to become, a person that directly or indirectly holds a board seat or a voting or equity interest in, or any contractual power to direct or cause the direction of the management of policies of, any “covered foreign person” as defined in the Outbound Investment Security Program.

3.28 No Other Representations or Warranties. Ambros hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Werewolf nor any other person on behalf of Werewolf makes any express or implied representation or warranty with respect to Werewolf or with respect to any other information provided to Ambros, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Werewolf set forth in Article IV (in each case as qualified and limited by the Werewolf Disclosure Schedule)) none of Ambros, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF WEREWOLF

Except (i) as set forth in the written disclosure schedule delivered by Werewolf to Ambros (the “Werewolf Disclosure Schedule”) or (ii) as disclosed in the Werewolf SEC Documents filed with the SEC on or before the day that is one (1) Business Day prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Werewolf SEC Documents shall not be deemed disclosed for purposes of Sections 4.1(a), 4.1(b), 4.3, 4.4 or 4.6. Werewolf represents and warrants to Ambros as follows:

4.1  Due Organization; Subsidiaries.

(a)  Each of Werewolf and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. All of Werewolf’s Subsidiaries are directly or indirectly wholly owned by Werewolf.

(b)  Each of Werewolf and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Werewolf Material Adverse Effect.

(c)  Except as set forth on Section 4.1(c) of the Werewolf Disclosure Schedule, Werewolf has no Subsidiaries and Werewolf does not directly or indirectly own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity. Werewolf is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Werewolf has not agreed and is not obligated to make, nor is Werewolf bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Werewolf has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2  Organizational Documents. Werewolf has delivered to Ambros accurate and complete copies of the Organizational Documents of Werewolf and its Subsidiaries. Neither Werewolf nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

4.3  Authority; Binding Nature of Agreement.

(a)  Each of Werewolf and its Subsidiaries has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Werewolf Board (at meetings duly called and held or by written consent in lieu thereof in accordance with the Organizational Documents of Werewolf) has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Werewolf and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Werewolf vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Werewolf, and assuming the due authorization, execution and delivery by Ambros, constitutes the legal, valid and binding obligation of Werewolf, enforceable against Werewolf, in accordance with its terms, subject to the Enforceability Exceptions.

(b)  The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of its sole stockholder and Merger Sub, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Merger Sub, and assuming the due authorization, execution and delivery by Werewolf and Ambros, constitutes the legal, valid and binding obligation of Merger Sub, enforceable against Merger Sub, in accordance with its terms, subject to the Enforceability Exceptions.

4.4  Vote Required.

(a)  The affirmative vote of the holders of a majority of the shares of Werewolf Common Stock outstanding on the record date for the Werewolf Stockholder Meeting and entitled to vote thereon, voting as a single class, is the only vote of the holders of any class or series of Werewolf capital stock necessary to approve the Contemplated Transactions (the “Required Werewolf Stockholder Approval”).

(b)  The vote or Consent of Werewolf as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve the Merger and adopt this Agreement, which Consent shall be given immediately following the execution of this Agreement.

4.5  Non-Contravention; Consents.

(a)  Subject to obtaining the Required Werewolf Stockholder Approval and the filing of the Certificate of Merger required by Delaware Law, neither (x) the execution, delivery or performance of this Agreement by Werewolf, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i)  contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Werewolf or its Subsidiaries;

(ii)  contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Werewolf or its Subsidiaries, or any of the assets owned or used by Werewolf or its Subsidiaries, is subject;

(iii)  contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Werewolf or its Subsidiaries or that otherwise relates to the business of Werewolf, or any of the assets owned, leased or used by Werewolf;

(iv)  contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Werewolf Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Werewolf Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Werewolf Material Contract, (C) accelerate the maturity or performance of any Werewolf Material Contract or (D) cancel, terminate or modify any term of any Werewolf Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v)  result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Werewolf or its Subsidiaries (except for Permitted Encumbrances).

(b)  Except for (i) any Consent set forth on Section 4.5 of the Werewolf Disclosure Schedule under any Werewolf Contract, (ii) the Required Werewolf Stockholder Approval, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to Delaware Law and (iv) such Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Werewolf nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c)  The Werewolf Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of Delaware Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6  Capitalization.

(a)  As of the date of this Agreement, the authorized capital stock of Werewolf consists of (i) 200,000,000 shares of common stock, par value $0.0001 per share (“Werewolf Common Stock”), and (ii) 5,000,000 shares of Werewolf Preferred Stock, par value $0.0001 per share. As of August 17, 2026 (the “Capitalization Date”), 48,599,066 shares of Werewolf Common Stock were issued and are outstanding and no shares of Preferred Stock were issued and outstanding. Werewolf does not hold any shares of its capital stock in its treasury. Upon receipt of, and subject in all respects to, approval of the Werewolf stockholders and filing of the necessary amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware, the authorized capital stock of Werewolf shall be increased to account for the Werewolf Authorized Common Stock Increase.

(b)  All of the outstanding shares of Werewolf Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than under applicable securities Laws. None of the outstanding shares of Werewolf Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Werewolf Common Stock is subject to any right of first refusal in favor of Werewolf. Except as contemplated herein, there is no Werewolf Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Werewolf Common Stock. Werewolf is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Werewolf Common Stock or other securities.

(c)  Except for the Werewolf Equity Plans and the Werewolf Options granted thereunder and the Werewolf ESPP, Werewolf does not have any stock incentive plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person and there were no other equity or equity-based awards outstanding as of the date of this Agreement. As of the Capitalization Date, Werewolf has reserved 15,321,133 shares of Werewolf Common Stock for issuance under the Werewolf Equity Plans, of which 8,105,975 shares are subject to outstanding Werewolf Options and 7,215,158 shares remain available for future grant pursuant to the Werewolf Equity Plans. Section 4.6(c) of the Werewolf Disclosure Schedule sets forth a true and complete list, as of the Capitalization Date, of each outstanding Werewolf Option, including: (i) the name of the holder, (ii) the number of shares of Werewolf Common Stock subject to such Werewolf Option, (iii) the exercise price per share, as applicable, (iv) the date of grant, (v) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares, (vi) the expiration date, as applicable, and (vii) whether such Werewolf Option is intended to be an “incentive stock option”; (as defined in the Code) or a non-qualified stock option. Werewolf has made available to Ambros accurate and complete copies of the following: (A) the standard form of agreement evidencing Werewolf Options; and (B) each agreement evidencing a Werewolf Option that does not conform in all material respects to the standard form agreement. All Werewolf Options have been granted with a per-share exercise price of not less than the “fair market value” of the underlying share on the date of grant of such option, as determined in accordance with Section 409A of the Code, and no Werewolf Option is subject to Section 409A of the Code. Each Werewolf Option was duly authorized no later than the date on which such Werewolf Option was to be effective by all necessary company action.

(d)  Except as set forth on Section 4.6(c) of the Werewolf Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Werewolf, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Werewolf, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Werewolf is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Werewolf.

(e)  All outstanding shares of Werewolf Common Stock and other securities of Werewolf have been issued and granted in compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f)  Neither Werewolf nor Merger Sub owns any shares of Ambros Capital Stock. Neither of Werewolf or Merger Sub nor any of their respective Affiliates is an “interested stockholder” of Ambros as defined in Section 203(c) of Delaware Law.

4.7  SEC Filings; Financial Statements.

(a)  Werewolf has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act, or, in the case of any such filing not made on a timely basis, has otherwise complied with the applicable requirements of Rule 12b-25 under the Exchange Act and subsequently made such filing, since the Lookback Date (the “Werewolf SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Werewolf SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Werewolf SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Werewolf SEC Documents (collectively, the “Werewolf Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)  The financial statements (including any related notes) contained or incorporated by reference in the Werewolf SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Werewolf as of the respective dates thereof and the results of operations and cash flows of Werewolf for the periods covered thereby. Other than as expressly disclosed in the Werewolf SEC Documents filed prior to the date hereof, there has been no material change in Werewolf’s accounting methods or principles that would be required to be disclosed in Werewolf’s financial statements in accordance with GAAP. The books of account and other financial records of Werewolf and each of its Subsidiaries are true and complete in all material respects.

(c)  Werewolf’s auditor has at all times during the past three (3) years been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Werewolf, “independent” with respect to Werewolf within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Werewolf, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the PCAOB thereunder.

(d)  Except as set forth on Section 4.7(d) of the Werewolf Disclosure Schedule, Werewolf has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of Werewolf Common Stock on Nasdaq. Werewolf has not disclosed any unresolved comments in the Werewolf SEC Documents.

(e)  There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Werewolf, the Werewolf Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f)  Except as set forth on Section 4.7(f) of the Werewolf Disclosure Schedule, Werewolf is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.

(g)  Werewolf maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-l5(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Werewolf maintains records that in reasonable detail accurately and fairly reflect Werewolf’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Werewolf Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Werewolf’s assets that could have a material effect on Werewolf’s financial statements. Werewolf has evaluated the effectiveness of Werewolf’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Werewolf SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Werewolf has disclosed to Werewolf’s auditors and the Audit Committee of the Werewolf Board (and made available to Ambros a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Werewolf’s ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Werewolf or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Werewolf SEC Documents filed prior to the date hereof, Werewolf’s internal control over financial reporting is effective and Werewolf has not identified any material weaknesses in the design or operation of Werewolf’s internal control over financial reporting.

(h)  Werewolf’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by Werewolf in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Werewolf’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Werewolf Certifications and such disclosure controls and procedures are effective. Werewolf has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-l5 of the Exchange Act.

(i)  Werewolf has not been and is not currently a “shell company” as defined under Section 12b-2 of the Exchange Act.

4.8  Absence of Changes. Except as set forth on Section 4.8 of the Werewolf Disclosure Schedule, since January 1, 2026, Werewolf and its Subsidiaries have conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Werewolf Material Adverse Effect or (b) action, event or occurrence that would have required Consent of Ambros pursuant to Section 5.2 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9  Absence of Undisclosed Liabilities. Neither Werewolf nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Werewolf Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Werewolf or its Subsidiaries since the date of the Werewolf Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Werewolf or any of its Subsidiaries under Werewolf Contracts (excluding Liabilities from breach thereof), (d) Liabilities incurred in connection with the Contemplated Transactions and the Securities Purchase Agreement and (e) Liabilities listed in Section 4.9 of the Werewolf Disclosure Schedule.

4.10 Title to Assets. Each of Werewolf and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Werewolf Balance Sheet and (b) all other tangible assets reflected in the books and records of Werewolf as being owned by Werewolf. All of such assets are owned or, in the case of leased assets, leased by Werewolf or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Neither Werewolf nor any of its Subsidiaries owns or has ever owned any real property. Werewolf has made available to Ambros (a) an accurate and complete list of all real properties with respect to which Werewolf directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Werewolf or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Werewolf Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12 Intellectual Property.

(a)  Section 4.12(a) of the Werewolf Disclosure Schedule is an accurate, true and complete listing of all Werewolf Registered IP, including for each item (i) the record owner(s) (and name of any other Person with an ownership interest in such item of Werewolf Registered IP and the nature of such ownership interest, if any), jurisdiction, status, and registration or application number of each item, as applicable, (ii) all filing, registration, issuance and grant dates and (iii) any actions that are required to be taken within 180 days of the date hereof for any Werewolf Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of or response to any documents, applications or certificates, for the purposes of prosecuting, obtaining, perfecting, maintaining or renewing any Werewolf Registered IP. Section 4.12(a) of the Werewolf Disclosure Schedule also sets forth, as of the date of this Agreement, a list of all internet domain names with respect to which Werewolf or any of its Subsidiaries are the registrant and, with respect to each domain name, the record owner of such domain name and if different, the legal and beneficial owner(s) of such domain name and the applicable domain name registrar. All Werewolf Registered IP is subsisting and in full force and effect and, to the Knowledge of Werewolf, all Werewolf Registered IP (other than pending applications) is valid and enforceable. All fees due to, and all documents, powers and other filings required to be filed with, a Governmental Authority with respect to any such Werewolf Registered IP have been fully and timely paid and filed as necessary for the filing, prosecuting, obtaining grant of and maintaining such item of Werewolf Registered IP.

(b)  Section 4.12(b) of the Werewolf Disclosure Schedule is a true, correct and complete listing of all Werewolf Contracts pursuant to which any Werewolf IP Rights are licensed to Werewolf (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Werewolf’s or its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other applicable materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Werewolf or its Subsidiaries and their respective employees in Werewolf’s standard form thereof). To the Knowledge of Werewolf, each Werewolf Contract listed in Section 4.12(b) of the Werewolf Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Werewolf, its Subsidiaries and each other party thereto, and is enforceable against Werewolf, its Subsidiaries and each other party thereto in accordance with its terms. To the Knowledge of Werewolf, neither Werewolf, its Subsidiaries, nor, to the Knowledge of Werewolf, any other party to any Werewolf Contract listed in Section 4.12(b) of the Werewolf Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of breach under, or intention to terminate (including by non-renewal), any Werewolf Contract listed in Section 4.12(b) of the Werewolf Disclosure Schedule, except as would not reasonably be expected to have, individually or in the aggregate, a Werewolf Material Adverse Effect.

(c)  Section 4.12(c) of the Werewolf Disclosure Schedule is a true, correct and complete listing of each Werewolf Contract pursuant to which any Person has been granted any license, sublicense, option or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Werewolf IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Werewolf IP

Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Werewolf’s or its Subsidiaries’ benefit). To the Knowledge of Werewolf, each Werewolf Contract listed in Section 4.12(c) of the Werewolf Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Werewolf, its Subsidiaries and each other party thereto, and is enforceable against Werewolf, its Subsidiaries and each other party thereto in accordance with its terms. Neither Werewolf, its Subsidiaries nor, to the Knowledge of Werewolf, any other party to any Werewolf Contract listed in Section 4.12(c) of the Werewolf Disclosure Schedule has provided or received any written notice of breach under, or intention to terminate (including by non-renewal), any Werewolf Contract listed in Section 4.12(c) of the Werewolf Disclosure Schedule.

(d)  Except as identified on Section 4.12(d) of the Werewolf Disclosure Schedule, neither Werewolf nor any of its Subsidiaries is bound by, and no Werewolf Owned IP Rights are subject to, and to the Knowledge of Werewolf, no Werewolf Licensed IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Werewolf or any of its Subsidiaries to use, exploit, assert, or enforce any Werewolf IP Rights anywhere in the world.

(e)  (i) Werewolf or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Werewolf IP Rights (other than (A) Werewolf Licensed IP Rights, or co-owned rights each as identified in Section 4.12(c) of the Werewolf Disclosure Schedule and (b) any non-customized software that (1) is licensed to Werewolf or its Subsidiaries solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Werewolf’s or its Subsidiaries’ products or services), (ii) all Werewolf Owned IP Rights and, to the Knowledge of Werewolf, other Werewolf IP Rights that are exclusively licensed to Werewolf are free and clear of any Encumbrances (other than Permitted Encumbrances) and (iii) Werewolf owns, or has a valid and enforceable right pursuant to a binding written Contract to use, all material Werewolf IP Rights currently used or practiced by Werewolf. Without limiting the generality of the foregoing:

(i)  To the Knowledge of Werewolf, all documents and instruments necessary to register or apply for or renew registration of Werewolf Registered IP owned by Werewolf, and all documents and instruments necessary to register or apply for or renew registration of Werewolf Registered IP exclusively licensed to Werewolf, have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority. To the Knowledge of Werewolf, Werewolf has filed all statements of use and paid all renewal and maintenance fees, annuities and other fees with respect to the Werewolf Registered IP that are Werewolf owned Intellectual Property Rights that are due or payable as of the date of this Agreement, and to the Knowledge of Werewolf, all documents and instruments necessary to register or apply for or renew registration of Werewolf Registered IP exclusively licensed to Werewolf.

(ii)  Except for instances that would not reasonably be expected to have, individually or in the aggregate, a Werewolf Material Adverse Effect, to the Knowledge of Werewolf each Person who is or was an employee, contractor or consultant of Werewolf or any of its Subsidiaries and who is or was involved in the creation, discovery, reduction to practice or development of any Intellectual Property for Werewolf or any of its Subsidiaries has signed a valid, enforceable written agreement containing a present assignment of all right, title and interest in and to such Intellectual Property to Werewolf or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Werewolf and its Subsidiaries.

(iii)  To the Knowledge of Werewolf, no current or former member, officer, director, or employee of Werewolf or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Werewolf IP Rights purported to be owned by Werewolf. To the Knowledge of Werewolf, no current employee of Werewolf or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Werewolf or such Subsidiary or (B) in material breach of any Contract with any former employer or other Person concerning Werewolf IP Rights purported to be owned by Werewolf or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Werewolf IP Rights purported to be owned by Werewolf or such Subsidiary.

(iv)  No funding, facilities, or personnel of any Governmental Authority or any educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Werewolf Owned IP Rights, or, to the Knowledge of Werewolf, any Werewolf Licensed IP Rights. To the Knowledge of Werewolf, no Governmental Authority or educational or research institution has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, commercialization of, or right to royalties or other payments for any Werewolf Owned IP Rights, or, to the Knowledge of Werewolf, any Werewolf Licensed IP Rights.

(v)  Werewolf and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect, maintain and enforce its rights in all proprietary information that Werewolf or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi)  Neither Werewolf nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Werewolf IP Rights to any other Person.

(vii)  To the Knowledge of Werewolf, each item of Werewolf IP Right has been duly maintained and is not expired, abandoned or cancelled. To the Knowledge of Werewolf, each of the Patents included in the Werewolf IP Rights identifies each and every inventor of the claims thereof as determined in accordance with the applicable laws of the jurisdiction in which such Patent is issued or pending. To the Knowledge of Werewolf, each of Werewolf and its Subsidiaries and their respective patent counsel have complied with its duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Werewolf IP Rights for which Werewolf or any of its Subsidiaries is responsible for prosecuting.

(viii)  To the Knowledge of Werewolf, the Werewolf IP Rights constitute all Intellectual Property material to or necessary for Werewolf to conduct its business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(f)  Werewolf has delivered, or made available to Ambros, a complete and accurate copy of all material Werewolf IP Rights Agreements.

(g)  To the Knowledge of Werewolf, the conduct of the business of Werewolf as has been conducted since the Lookback Date and as is currently being conducted, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Werewolf, (i) has not violated and does not presently violate, any license or agreement between Werewolf or its Subsidiaries and any Person in any material respect, and (ii) to the Knowledge of Werewolf, has not infringed, misappropriated, or otherwise violated, and does not infringe, misappropriate or otherwise violate any valid and issued Patents or other Intellectual Property of any other Person, which infringement would reasonably be expected to have a Werewolf Material Adverse Effect. To the Knowledge of Werewolf, since the Lookback Date, no Person has engaged in the unauthorized use of, or has infringed, misappropriated, or otherwise violated any Patents within the Werewolf IP Rights, or otherwise violating any Werewolf IP Rights Agreement.

(h)  As of the date of this Agreement and since the Lookback Date, neither Werewolf nor any of its Subsidiaries is or has been a party to any, or is the subject of any pending or, to the Knowledge of Werewolf, threatened in writing, Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, offer for sale, license or dispose of any Werewolf IP Rights. None of the Werewolf Owned IP Rights, and to the Knowledge of Werewolf, any Werewolf Licensed IP Rights, have been adjudged invalid or unenforceable in whole or part, and all Werewolf Owned IP Rights, and to the Knowledge of Werewolf, all Werewolf Licensed IP Rights, are in full force and effect. Neither Werewolf nor any of its Subsidiaries have received any written notice asserting that any Werewolf IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Werewolf or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(i)  To the Knowledge of Werewolf, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Werewolf conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have a Werewolf Material Adverse Effect. To the Knowledge of Werewolf, none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Werewolf or its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Werewolf in accordance with GAAP. Section 4.12(i) of the Werewolf Disclosure Schedule sets forth all material unregistered trademarks included in the Werewolf IP Rights.

(j)  Except (i) as would not reasonably be expected to have a Werewolf Material Adverse Effect, (ii) as may be set forth in Section 4.12(j) of the Werewolf Disclosure Schedule or (iii) as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by Werewolf, to the Knowledge of Werewolf, (A) neither Werewolf nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Werewolf or any of its Subsidiaries, taken as a whole and (B) neither Werewolf nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(k)  None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance by Werewolf of its obligations hereunder conflict or will conflict with, alter or impair any of Werewolf’s rights in, to and under any material Werewolf IP Rights or the validity, enforceability, priority, scope or duration of any material Werewolf IP Rights. Without limiting the foregoing, to the Knowledge of Werewolf, neither Werewolf nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant, assignment or transfer to any other Person of any license or other right to or in any Werewolf IP Rights, (ii) result in breach of, default under or termination of such Contract with respect to any Werewolf IP Rights, (iii) alter, encumber impair or extinguish, or result in any Encumbrance with respect to the right of Werewolf or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Werewolf IP Rights or portion thereof or (iv) result in Werewolf or any of its Subsidiaries being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or to any obligation to grant any rights in or to any Werewolf IP Rights, except, in each of (i), (ii), (iii) and (iv), for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Werewolf Material Adverse Effect.

4.13 Agreements, Contracts and Commitments.

(a)  Section 4.13 of the Werewolf Disclosure Schedule lists the following Werewolf Contracts in effect as of the date of this Agreement other than the Securities Purchase Agreement (each, a “Werewolf Material Contract” and collectively, the “Werewolf Material Contracts”):

(i)  each Werewolf Contract for the employment or engagement of any individual on an employee, consulting or other basis that provides for annual base compensation in excess of $250,000;

(ii)  each Werewolf Contract with any Werewolf Associate that provides for retention, change in control, transaction or other similar payments or benefits, whether or not payable as a result of the Contemplated Transactions;

(iii)  each Werewolf Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(iv)  each Werewolf Contract containing (A) any covenant limiting the freedom of Werewolf or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture, or distribution of Werewolf’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(v)   each Werewolf Contract (A) pursuant to which any Person granted Werewolf an exclusive license under any Intellectual Property, or (B) pursuant to which Werewolf granted any Person an exclusive license under any Werewolf IP Rights;

(vi)  each Werewolf Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;

(vii)  each Werewolf Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $250,000 after the date of this Agreement;

(viii)  each Werewolf Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of Werewolf or any loans or debt obligations with officers or directors of Werewolf;

(ix)  each Werewolf Contract requiring payment by or to Werewolf after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Werewolf, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Werewolf or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Werewolf or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Werewolf or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Werewolf or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Werewolf or any of its Subsidiaries, in each case, except for Werewolf Contracts entered into in the Ordinary Course of Business;

(x)  each Werewolf Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Werewolf in connection with the Contemplated Transactions;

(xi)  each Werewolf Contract to which Werewolf or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Werewolf or such Subsidiary in excess of $250,000;

(xii)  a Werewolf Real Estate Lease;

(xiii)  a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Werewolf Disclosure Schedule;

(xiv)  each Werewolf Contract requiring the payment of, or including obligations or interests involving (A) any research, regulatory or commercial milestones, or other milestone-based or periodic payments, (B) any royalty, earn-out, dividend or similar arrangement based on the revenues or profits of, or sales of products or services by, Werewolf or its Subsidiaries;

(xv)  each Werewolf Contract with any sole-source supplier, single-source supplier or limited-source supplier with respect to any material raw material, active pharmaceutical ingredient, drug substance, drug product, component, product candidate, manufacturing, fill-finish, testing, clinical supply or other material goods or services used in the conduct of the business of Werewolf or its Subsidiaries, in each case, where, to the Knowledge of Werewolf, there are no reasonably available substitute sources on commercially reasonable terms; or

(xvi)  any other Werewolf Contract that is not terminable at will (with no penalty or payment) by Werewolf or any of its Subsidiaries, and (A) which involves payment or receipt by Werewolf or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate or (B) that is material to the business or operations of Werewolf and its Subsidiaries taken as a whole.

(b)  Werewolf has delivered or made available to Ambros accurate and complete copies of all Werewolf Material Contracts, including all amendments thereto. There are no Werewolf Material Contracts that are not in written form. Werewolf has not, nor, to Werewolf’s Knowledge as of the date of this Agreement, has any other party to a Werewolf Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Werewolf Material Contract in such manner as would permit any other party to cancel or terminate any such Werewolf Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Werewolf Material Adverse Effect. As to Werewolf and its Subsidiaries, as of the date of this Agreement, each Werewolf Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Werewolf Material Contract to change, any material amount paid or payable to Werewolf under any Werewolf Material Contract or any other material term or provision of any Werewolf Material Contract.

4.14 Compliance; Permits; Restrictions.

(a)  Werewolf and each of its Subsidiaries is, and since the Lookback Date, has been in material compliance with all applicable Laws, including the FDCA, the PHSA, FDA regulations adopted thereunder or any other applicable Law promulgated by the FDA or other Drug Regulatory Agency. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Werewolf, threatened against Werewolf or any of its Subsidiaries. There is no agreement or Order binding upon Werewolf or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Werewolf or any of its Subsidiaries, any acquisition of material property by Werewolf or any of its Subsidiaries or the conduct of business by Werewolf or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Werewolf’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)  Each of Werewolf and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Werewolf as currently conducted (collectively, the “Werewolf Permits”). Section 4.14(b) of the Werewolf Disclosure Schedule identifies each Werewolf Permit. Each of Werewolf and its Subsidiaries is in material compliance with the terms of the Werewolf Permits. No Legal Proceeding is pending or, to the Knowledge of Werewolf, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Werewolf Permit.

(c)  There are no Legal Proceedings pending or, to the Knowledge of Werewolf, threatened in writing with respect to an alleged material violation by Werewolf or any of its Subsidiaries of the FDCA, PHSA, FDA regulations adopted thereunder, the Controlled Substances Act or any other applicable Law promulgated by a Drug Regulatory Agency.

(d)  Each of Werewolf and its Subsidiaries holds all required material Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Werewolf as currently conducted, and, as applicable, the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Werewolf Product Candidates”) (collectively, the “Werewolf Regulatory Permits”) and no such Werewolf Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any material, adverse manner, in the case of each of (i) and (ii) by a Drug Regulatory Agency. Werewolf has timely maintained and is in compliance in all material respects with the Werewolf Regulatory Permits and neither Werewolf nor any of its Subsidiaries has, since the Lookback Date, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Werewolf Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Werewolf Regulatory Permit.

(e)  As of the date of this Agreement, all clinical, pre-clinical and other studies and tests conducted by or, to the Knowledge of Werewolf, on behalf of, or sponsored by, Werewolf or its Subsidiaries, in which Werewolf or its Subsidiaries or their respective product candidates, including the Werewolf Product Candidates, have participated, were and, if still pending, are being conducted in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312, 45 C.F.R. Part 46, and all other applicable Laws governing informed consent, institutional review boards, and the protection of human subjects. Other than as set forth on Section 4.14(e) of the Werewolf Disclosure Schedule, neither Werewolf nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug

Regulatory Agency requiring, or, to the Knowledge of Werewolf, threatening any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Werewolf or any of its Subsidiaries or in which Werewolf or any of its Subsidiaries or its current product candidates, including the Werewolf Product Candidates, have participated.

(f)  Neither Werewolf nor any of its Subsidiaries, and, to the Knowledge of Werewolf, any contract manufacturer in relation to its activities with respect to any Werewolf Product Candidate, is the subject of any pending or, to the Knowledge of Werewolf, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other applicable Law. To the Knowledge of Werewolf, neither Werewolf nor any of its Subsidiaries nor any contract manufacturer in relation to its activities with respect to any Werewolf Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of Werewolf’s business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto, or any other applicable Law. Neither Werewolf nor any of its Subsidiaries, nor their officers, directors, employees or to the Knowledge of Werewolf, their agents, have been or currently is debarred or excluded under (i) 21 U.S.C. Section 335a, (ii) 42 U.S.C. § 1320a 7, or (iii) any other applicable Law. None of Werewolf, any of its Subsidiaries, and to the Knowledge of Werewolf, any contract manufacturer in relation to its activities with respect to any Werewolf Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a (ii) 42 U.S.C. § 1320a-7, or (iii) any other applicable Law. To the Knowledge of Werewolf, no debarment or exclusionary claims, actions, proceedings or investigations in respect of Werewolf’s or its Subsidiaries’ business or Werewolf Product Candidates are pending or threatened against Werewolf, any of its Subsidiaries, and to the Knowledge of Werewolf, any contract manufacturer in relation to its activities with respect to any Werewolf Product Candidate, or any of its respective officers, employees or agents. Neither Werewolf nor any of its Subsidiaries is a party to or has any reporting obligations under any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar Orders with or imposed by any Governmental Authority.

(g)  All manufacturing operations conducted by, or to the Knowledge of Werewolf, for the benefit of, Werewolf or its Subsidiaries in connection with any Werewolf Product Candidate, since the Lookback Date, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680 and 1271, and the applicable respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h)  No manufacturing site owned by Werewolf or its Subsidiaries, and to the Knowledge of Werewolf, no manufacturing site of a contract manufacturer or laboratory, with respect to any Werewolf Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has since the Lookback Date, received any unresolved Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting material noncompliance with the FDCA, PHSA or any applicable Law, and, to the Knowledge of Werewolf, neither the FDA nor any other Governmental Authority is considering such action.

4.15 Legal Proceedings; Orders.

(a)  Except as set forth in Section 4.15 of the Werewolf Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Werewolf, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Werewolf or any of its Subsidiaries or any Werewolf Associate (in his or her capacity as such) or any of the material assets owned or used by Werewolf or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)  There is no Order to which Werewolf or any of its Subsidiaries, or any of the material assets owned or used by Werewolf or any of its Subsidiaries is subject. To the Knowledge of Werewolf, no officer or other Key Employee of Werewolf or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Werewolf or any of its Subsidiaries or to any material assets owned or used by Werewolf or any of its Subsidiaries.

4.16 Tax Matters.

(a)  Each of Werewolf and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where Werewolf or any of its Subsidiaries does not file a particular type of Tax Return that Werewolf or any of its Subsidiaries is subject to taxation by that jurisdiction that would require the filing of such a Tax Return.

(b)  All income and other material amounts of Taxes due and owing by Werewolf and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of Werewolf and each of its Subsidiaries for periods (or portions thereof) ending on or prior to the date of the Werewolf Balance Sheet do not materially exceed the accruals for current Taxes set forth on the Werewolf Balance Sheet. Since the date of the Werewolf Balance Sheet, neither Werewolf nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)  Each of Werewolf and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d)  There are no Encumbrances for material Taxes (other than Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of Werewolf or any of its Subsidiaries.

(e)  No deficiencies for a material amount of Taxes with respect to Werewolf or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any Liability in respect of Taxes of Werewolf or any of its Subsidiaries. Neither Werewolf nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f)  Neither Werewolf nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than Ordinary Course Agreements.

(g)  Neither Werewolf nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Werewolf). Neither Werewolf nor any of its Subsidiaries has any Liability for the Taxes of any Person (other than Werewolf) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(h)  Since the Lookback Date, neither Werewolf nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i)  Neither Werewolf nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(j)  Neither Werewolf nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount, advance payments or deferred revenue received or accrued outside the Ordinary Course of Business on or prior to the Closing Date; or (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(k)  Neither Werewolf nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification.

(l)  Neither Werewolf nor any of its Subsidiaries has taken or knowingly failed to take any action, nor to the Knowledge of Werewolf, are there any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.17 Employee and Labor Matters; Benefit Plans.

(a)  Section 4.17(a) of the Werewolf Disclosure Schedule contains a complete and accurate list of all Werewolf employees as of the date of this Agreement, setting forth for each employee: job title; classification as exempt or non-exempt for wage and hour purposes; annual base salary, hourly rate or other rates of compensation; target bonus opportunity; full-time or part-time status; date of hire; business location; status (i.e., active or inactive and if inactive, the type of leave and estimated duration); and any visa or work permit status and the date of expiration, if applicable.

(b)  Section 4.17(b) of the Werewolf Disclosure Schedule contains a complete and accurate list of all of the individual independent contractors, consultants, temporary employees, leased employees or other agents employed or used by Werewolf and classified by Werewolf as other than employees, or compensated other than through wages paid by Werewolf through Werewolf’s payroll department (“Werewolf Contingent Workers”), showing for each Werewolf Contingent Worker such individual’s engagement date, role in the business, work location, and fee or compensation arrangements.

(c)  Neither Werewolf nor any of its Subsidiaries is a party to, bound by the terms of, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, works council or labor organization representing any Werewolf Associate, and there are no labor unions, works council or labor organizations representing or, to the Knowledge of Werewolf, purporting to represent or seeking to represent any Werewolf Associates, including through the filing of a petition for representation election.

(d)  Section 4.17(d) of the Werewolf Disclosure Schedule lists all material Werewolf Employee Plans.

(e)  As applicable with respect to each material Werewolf Employee Plan, Werewolf has made available to Ambros, true and complete copies of (i) the plan document, including all amendments thereto, and in the case of an unwritten Employee Plan, a written description of all material terms thereof, (ii) all related trust instruments or other funding-related documents and insurance contracts, (iii) the summary plan description and each summary of material modifications thereto, (iv) the financial statements for the most recent year for which such financial statements are available (in audited form, if available or required by ERISA) and, where applicable, annual reports required to be filed with any Governmental Authority (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) written results of any required compliance testing for the three most recent plan years, and (vii) all material, non-routine notices, filings or correspondence during the past three years with any Governmental Authority.

(f)  Each Werewolf Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter with respect to such qualified status from the IRS to the effect that such plan is qualified under Section 401(a) of the Code. To the Knowledge of Werewolf, nothing has occurred that would reasonably be expected to cause the loss of the qualified status of any such Werewolf Employee Plan or the Tax exempt status of any related trust.

(g)  Each Werewolf Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Laws, including, without limitation, the Code and ERISA. No material Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Werewolf, threatened with respect to any Werewolf Employee Plan. All material payments and/or contributions required to have been made with respect to all Werewolf Employee Plans have been made or accrued on the financial statements of Werewolf in accordance with the terms of the applicable Werewolf Employee Plan and applicable Law and neither Werewolf nor any Werewolf ERISA Affiliate has any material Liability for any such unpaid contributions with respect to any Werewolf Employee Plan.

(h)  Neither Werewolf, any of its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has any Liability with respect to, or has in the past six (6) years, maintained, contributed to, has been required to contribute to, or has had any Liability with respect to (i) any “employee benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any Multiple Employer Plan, or (iv) any Multiple Employer Welfare Arrangement.

(i)  No Werewolf Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state Law requirement (the full cost of which is borne by such Person or such Person’s dependents or beneficiaries) or (ii) continuation coverage through the end of the month in which such termination or retirement occurs.

(j)  No Werewolf Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(k)  Each Werewolf Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code, and applicable guidance thereunder, and no compensation has been or would reasonably be expected to be includable in the gross income of any Werewolf Associate as a result of the operation of Section 409A of the Code.

(l)  Werewolf and its Subsidiaries are, and since the Lookback Date have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, worker classification, tax withholding, unemployment compensation, workers’ compensation, prohibited discrimination, harassment, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), pay equity, affirmative action, restrictive covenants, compensation, and hours of work. Except as would not reasonably be expected to have, individually or in the aggregate, a Werewolf Material Adverse Effect, there are no, and since the Lookback Date there have been no, Legal Proceedings pending or, to the Knowledge of Werewolf, threatened against Werewolf or any of its Subsidiaries relating to any labor or employment matters or any Werewolf Associate. Werewolf is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(m)  Since the Lookback Date, (i) Werewolf has not taken any action which would constitute a “plant closing”, “collective dismissal”, “group dismissal”, “group termination”, “mass termination”, or “mass layoff” within the meaning of the WARN Act, (ii) issued any written notification of a plant closing or mass layoff required by the WARN Act (nor has Werewolf or any of its Subsidiaries been under any requirement or obligation to issue any such notification), or (iii) incurred any Liability or obligation under the WARN Act that remains unsatisfied.

(n)  Since the Lookback Date, there has not been, nor to the Knowledge of Werewolf has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Werewolf or its Subsidiaries.

(o)  There is no contract, agreement, plan or arrangement to which Werewolf or any of its Subsidiaries is a party or by which it is bound to provide any Werewolf Associate with the right to a gross up, indemnification, or reimbursement for any excise or additional Taxes incurred pursuant to Section 4999 or Section 409A of the Code.

(p)  None of the execution and delivery of this Agreement, the stockholder approval of this Agreement, or the consummation of the Contemplated Transactions (either alone or in conjunction with any other event, including without limitation, a termination of employment) would result in any (i) payment or benefit (including severance, forgiveness of indebtedness or otherwise) becoming due to Werewolf Associate, (ii) increase in any benefits or the compensation payable under any Werewolf Employee Plan, (iii) acceleration of the time of payment, funding or vesting of any such compensation or benefits or any loan forgiveness under any Werewolf Employee Plan, (iv) restriction on the right of Werewolf or any of its Subsidiaries or, after the consummation of Contemplated Transactions, the Surviving Corporation, to merge, amend, terminate or transfer any Werewolf Employee Plan, or (v) “parachute payment” (within the meaning of Section 280G of the Code).

(q)  To the Knowledge of Werewolf, all individuals who provide or have provided services to Werewolf or any of its Subsidiaries since the Lookback Date have been properly classified for all purposes (including for purposes of Tax withholding, employee benefits and applicable Law) as employees or independent contractors, as the case may be, and no Werewolf Associate who has been classified as an independent contractor or non-employee would reasonably be expected to be reclassified as an employee. Except as would not reasonably be expected to have, individually or in the aggregate, a Werewolf Material Adverse Effect, neither Werewolf nor any of its Subsidiaries has any material Liability arising from or relating to the misclassification of any individual as an independent contractor or as exempt from overtime pay requirements.

(r)  Since the Lookback Date, (i) there have been no written, and to the Knowledge of Werewolf, no oral, claims, complaints, charges, investigations, inquiries, audits, or Legal Proceedings pending or, to the Knowledge of Werewolf, threatened against Werewolf or any of its Subsidiaries before any Governmental Authority, or internal formal complaint proceedings, alleging unlawful discrimination, harassment (including sexual harassment), hostile work environment, retaliation, or other unlawful employment practices with respect to any current or former Werewolf Associate or applicant for employment, and (ii) neither Werewolf nor any of its Subsidiaries has entered into any settlement agreement relating to any such allegation. To the Knowledge of Werewolf, no current officer or Key Employee of Werewolf or any of its Subsidiaries has been found to have engaged in sexual harassment or other unlawful discriminatory conduct.

4.18 Environmental Matters. Since the Lookback Date, Werewolf and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Werewolf of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Werewolf Material Adverse Effect. Neither Werewolf nor any of its Subsidiaries has received since the Lookback Date, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Werewolf or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Werewolf, there are no circumstances that may prevent or interfere with Werewolf’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Werewolf Material Adverse Effect. To the Knowledge of Werewolf: (a) no current or prior owner of any property leased or controlled by Werewolf or any of its Subsidiaries has received since the Lookback Date, any written notice or other communication relating to property owned or leased at any time by Werewolf or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Werewolf or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (b) neither Werewolf nor any of its Subsidiaries has any material Liability under any Environmental Law.

4.19 Insurance. Werewolf has made available to Ambros accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Werewolf and its Subsidiaries. Each of such insurance policies is in full force and effect and Werewolf and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since the Lookback Date, neither Werewolf nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Werewolf and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Werewolf or such Subsidiary for which Werewolf or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Werewolf or any of its Subsidiaries of its intent to do so.

4.20 Transactions with Affiliates. Except as set forth in the Werewolf SEC Documents filed prior to the date of this Agreement, since the date of Werewolf’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Werewolf pursuant to Item 404 of Regulation S-K promulgated by the SEC that has not otherwise been reported.

4.21 No Financial Advisors. Except as set forth on Section 4.21 of the Werewolf Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Werewolf.

4.22 Opinion of Financial Advisor. Piper Sandler & Co. has delivered to the Werewolf Board its opinion, to the effect that, as of the date of such opinion and based on and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Ambros Exchange Ratio in the Merger (without giving effect to the Werewolf Reverse Stock Split) is fair, from a financial point of view, to Werewolf. A written copy of such opinion shall be delivered within two (2) Business Days to Ambros after the date of this Agreement for informational purposes only.

4.23 Valid Issuance; No Bad Actor. The Werewolf Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable. To the Knowledge of Werewolf, as of the date of this Agreement and as of the Closing, no “bad actor”; disqualifying event described in Rule 506(d)(l)(i)-(viii) of the Securities Act (a “Disqualifying Event”) is applicable to Werewolf or, to Werewolf’s Knowledge, any Werewolf Covered Person, except for a Disqualifying Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable.

4.24 Privacy and Data Security.

(a)  Werewolf and its Subsidiaries have complied with all applicable Privacy Laws and the applicable terms of any Werewolf Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Werewolf or any of its Subsidiaries in connection with the operation of Werewolf’s and its Subsidiaries’ business, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Werewolf Material Adverse Effect. To the Knowledge of Werewolf, except as would not reasonably be expected to have, individually or in the aggregate, a Werewolf Material Adverse Effect, Werewolf and its Subsidiaries have implemented, and maintained and complied with commercially reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws and Werewolf Contracts, concerning the privacy, security, collection and use of Personal Information (the “Werewolf Privacy Policies”). To the Knowledge of Werewolf, as of the date hereof, no claims have been, in writing, asserted or threatened against Werewolf by any Person alleging a material violation of Privacy Laws, Werewolf Privacy Policies and/or the applicable terms of any Werewolf Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of Werewolf, there have been no data security incidents or personal data breaches related to Personal Information in the custody or control of Werewolf or any service provider acting on behalf of Werewolf, where such incident or breach would result in a notification obligation to any Person under applicable Law or pursuant to the terms of any applicable Werewolf Contract.

(b)  The information technology assets and equipment of Werewolf and its Subsidiaries (collectively, “Werewolf IT Systems”) are reasonably adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Werewolf and its Subsidiaries as currently conducted, and to the Knowledge of Werewolf, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Werewolf and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards designed to protect Personal Information processed by or on behalf of Werewolf and its Subsidiaries, any other material confidential information of Werewolf or its Subsidiaries, and the integrity and security of Werewolf IT Systems used in connection with their businesses, and during the past three years, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other Person under applicable Law or applicable Werewolf Contract.

4.25 Concurrent PIPE Financing.

(a)  Werewolf has delivered to Ambros true, correct and complete copies of all definitive agreements related to the Concurrent PIPE Financing, including the Securities Purchase Agreement, pursuant to which the Investors (as defined in the Securities Purchase Agreement) party thereto (collectively, the “Investors”) have agreed, subject to the terms and conditions set forth therein, to purchase the number of shares of Werewolf Common Stock or PIPE Pre-Funded Warrants set forth therein in connection with the transactions contemplated by this Agreement. The Securities Purchase Agreement has not been amended or modified prior to the date of this Agreement and as of the date hereof, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 8.15 of the Securities Purchase Agreement), and as of the date hereof, the respective obligations and commitments contained in the Securities Purchase Agreement have not been withdrawn or rescinded in any respect.

(b)  As of the date hereof, the Securities Purchase Agreement is in full force and effect and is the legal, valid, binding and enforceable obligation of Werewolf, and, to the Knowledge of Werewolf, each of the Investors. There are no conditions precedent or other contingencies related to the funding of the full amount of the Concurrent PIPE Financing, other than as expressly set forth in the Securities Purchase Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Werewolf or, to the Knowledge of Werewolf, any Investor under the Securities Purchase Agreement. As of the date hereof, Werewolf has no reason to believe that any of the conditions to the Concurrent PIPE Financing as contemplated by the Securities Purchase Agreement will not be satisfied.

4.26 Export Control Laws. Werewolf has conducted any export transactions in compliance in all material respects with applicable provisions of United States export control laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and the export control laws and regulations of any other applicable jurisdiction, including the United Kingdom and European Union (collectively, “Export Control Laws”). Without limiting the foregoing: (a) Werewolf has obtained all required export licenses and other approvals and timely filed any other required filings to the extent required pursuant to Export Control Laws; (b) Werewolf is in compliance in all material respects with the terms of all applicable export licenses, filing requirements or other approvals; (c) there are no pending or, to the Knowledge of Werewolf, threatened claims or investigations against Werewolf with respect to Export Control Laws; and (d) to the Knowledge of Werewolf there are no actions, conditions, or circumstances pertaining to Werewolf’s export transactions that would reasonably be expected to give rise to any material future claims.

4.27 Sanctions.

(a)  Since April 24, 2019, Werewolf and its Subsidiaries have complied with applicable laws and regulations pertaining to trade and economic sanctions administered by the United States, European Union, or United Kingdom (collectively, “Sanctions”).

(b)  None of Werewolf, its Subsidiaries, or their respective directors, officers, employees, or, to the Knowledge of Werewolf, Werewolf’s or its Subsidiaries’ agents are: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (“Restricted Countries”); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, European Union, or United Kingdom, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK’s Consolidated Sanctions List (collectively, “Designated Parties”); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such persons are prohibited pursuant to applicable Sanctions (collectively, “Sanctioned Parties”).

(c)  Since April 24, 2019, none of Werewolf, its Subsidiaries, or any of their respective officers, directors, or employees: (i) have been the subject or target of any investigation, prosecution, other enforcement action, or government inquiry related to Sanctions violations; or (ii) submitted a voluntary self-disclosure to any U.S. or other relevant government agency regarding actual or potential Sanctions violations.

(d)  Werewolf maintains policies and procedures reasonably designed to promote compliance with applicable Sanctions.

4.28 Foreign Corrupt Practices Act. To the Knowledge of Werewolf, none of Werewolf’s or its Subsidiaries, nor any of their directors, officers, employees or agents (in each case, while acting in such capacities), have directly or indirectly made, offered, promised, or authorized any payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as defined in the FCPA), foreign political party or Government Official for the purpose of (i) influencing any official act or decision of such Government Official, (ii) inducing such Government Official to do or omit to do any act in violation of their lawful duty, (iii) inducing such Government Official to use their influence to affect any act or decision of a governmental authority, or (iv) securing any improper advantage, in the case of (i)-(iv) above in order to assist Werewolf or its Subsidiaries in obtaining or retaining business for or with, or directing business to, any person. Neither Werewolf nor its Subsidiaries, nor any of their directors, officers, employees or, to the Knowledge of Werewolf, agents (in each case, while acting in such capacities), have made or authorized any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment of funds or received or retained any funds in violation of any applicable Anti-Corruption Law (as defined below). Werewolf represents that it has maintained, and has caused its Subsidiaries to maintain, systems of internal controls (accounting systems, purchasing systems and billing systems) and written policies reasonably designed to ensure compliance with the FCPA or any other applicable anti-bribery or anti-corruption law (collectively, “Anti-Corruption Laws”), and reasonably designed to ensure that all books and records of Werewolf accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. Neither Werewolf nor, to the Knowledge of Werewolf, any of its officers, directors, or employees, are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to applicable Anti-Corruption Laws (“Enforcement Action”).

4.29 CFIUS. Werewolf does not engage in (a) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA. Werewolf has no current intention of engaging in such activities in the future.

4.30 Not a Covered Outbound Investment.

(a)  Werewolf either is (i) not a “person of a country of concern”; or (ii) not engaged in any “covered activity,” as these terms are defined in 31 C.F.R. Part 850, as implemented or revised from time to time (the “Outbound Investment Security Program”).

(b)  Werewolf has no intention of becoming a “person of a country of concern” that engages in any “covered activity.”

(c)  Werewolf is not, and does not intend to become, a person that directly or indirectly holds a board seat or a voting or equity interest in, or any contractual power to direct or cause the direction of the management of policies of, any “covered foreign person” as defined in the Outbound Investment Security Program.

4.31 No Other Representations or Warranties. Werewolf and its Subsidiaries hereby acknowledge and agree that, except for the representations and warranties contained in this Agreement, neither Ambros nor any of its Subsidiaries nor any other person on behalf of Ambros or its Subsidiaries makes any express or implied representation or warranty with respect to Ambros or its Subsidiaries or with respect to any other information provided to Werewolf, its stockholders or any of its Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Ambros set forth in Article III (in each case as qualified and limited by the Ambros Disclosure Schedule)) none of Werewolf, its Representatives, stockholders or members, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE V

COVENANTS

5.1  Conduct of Ambros’ Business.

(a)  Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Werewolf shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII or the Closing (the “Pre-Closing Period”), Ambros shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law and the requirements of all Contracts that constitute Ambros Material Contracts.

(b)  Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Ambros Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Werewolf (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Ambros shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)  amend or otherwise change its Organizational Documents;

(ii)   sell, lease, license or otherwise dispose of any material assets of Ambros, or in either case, any interests therein, except (i) pursuant to Contracts existing as of the date of this Agreement or entered into during the Pre-Closing Period or (ii) otherwise in the Ordinary Course of Business;

(iii)  declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases from terminated employees, directors or consultants of Ambros or in connection with the payment of the exercise price or withholding Taxes incurred upon the exercise, settlement or vesting of any Ambros Option or restricted stock granted under the Ambros Employee Plan in accordance with the terms of such award in effect on the date of this Agreement);

(iv)   (A) pledge or otherwise dispose of or encumber (or authorize any of the foregoing) any capital stock or other security of Ambros or any of its Subsidiaries; (B) issue any option, warrant or right to acquire any capital stock, or other instrument convertible into or exchangeable for any capital stock or other security of Ambros or any of its Subsidiaries, other than stock options or restricted stock awards granted to employees and service providers in the Ordinary Course of Business which are included in the calculation of the Ambros Outstanding Shares; or (C) file any Registration Statement on Form S-1 in connection with the issuance of any shares of capital stock of Ambros;

(v)   the submission or filing of a registration on Form S-1 with the SEC);

(vi)  create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness for borrowed money, other than the incurrence of indebtedness in the Ordinary Course of Business;

(vii)  create or otherwise incur any Encumbrance on any material asset of Ambros or any of its Subsidiaries, other than Permitted Encumbrances;

(viii) make any loans, advances or capital contributions to, or investments in, any Person other than in the Ordinary Course of Business;

(ix)  adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any Contract listed in Section 3.13 of the Ambros Disclosure Schedule, other than any amendment or modification entered into in the Ordinary Course of Business and containing terms not materially less favorable to Ambros than the terms of such Contract in effect as of the date of this Agreement;

(x)  except as required by any Ambros Employee Plan or applicable Law, (A) materially increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any Ambros Associate with annual base compensation at or above $250,000, other than annual increases in base compensation in the Ordinary Course of Business with respect to employees whose annual base compensation is less than $250,000 and provided that such increases do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for Ambros and its Subsidiaries, (B) grant or pay any bonuses to any Ambros Associate, other than bonuses paid in the Ordinary Course of Business pursuant to, and in amounts not exceeding target levels under, existing Ambros Employee Plans, (C) establish, enter into or adopt any new material Ambros Employee Plan or any plan, program, policy, agreement or arrangement that would be a material Ambros Employee Plan if it was in effect on the date hereof or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Ambros and its Subsidiaries or the Surviving Corporation, any existing Ambros Employee Plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any Ambros Associate, (D) grant to any Ambros Associate any right to receive, or pay to any Ambros Associate, any severance, change in control, transaction, retention, termination or similar compensation or benefits or increases therein, (E) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any Ambros Associate, (F) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards, or (G) hire, terminate (other than for cause), promote or change the title of any Key Employee or any Ambros Associate with annual base compensation at or above $250,000; except that in each case for (B) through (F) in this Section 5.1(b)(x) Ambros shall not be restricted from taking any such action in the Ordinary Course of Business;

(xi)  adopt, enter into, amend or terminate any collective bargaining agreement or Contract with any labor union, works council or labor organization;

(xii)  settle any material Legal Proceeding involving Ambros or any of its Subsidiaries or relating to the transactions contemplated by this Agreement;

(xiii)  make or change any material Tax election, change any annual Tax accounting period, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Ambros following the Closing;

(xiv)  take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;

(xv)  make any material change in any method of financial accounting or financial accounting practice of Ambros or any of its Subsidiaries, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards; or

(xvi)  agree or commit to do any of the foregoing.

(c)  Nothing contained in this Agreement shall give Werewolf, directly or indirectly, the right to control or direct the operations of Ambros prior to the Effective Time. Prior to the Effective Time, Ambros shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.2  Conduct of Werewolf’s Business.

(a)  Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Ambros shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, Werewolf shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law and the requirements of all Contracts that constitute Werewolf Material Contracts.

(b)  Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2(b) of the Werewolf Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Ambros (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Werewolf shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)  except in connection with the Werewolf Reverse Stock Split and the Werewolf Authorized Common Stock Increase, amend or otherwise change its Organizational Documents;

(ii)  sell, lease, license or otherwise dispose of any material assets of Werewolf, or in either case, any interests therein, except (i) pursuant to existing Contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the Ordinary Course of Business;

(iii)  declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases from terminated employees, directors or consultants of Werewolf or in connection with the payment of the exercise price or withholding Taxes incurred upon the exercise, settlement or vesting of any Werewolf Options in accordance with the terms of such award in effect on the date of this Agreement);

(iv)  sell, issue, grant, pledge or otherwise dispose of or encumber (or authorize any of the foregoing): (A) any capital stock or other security of Werewolf or any of its Subsidiaries (except for in connection with the Werewolf Reverse Stock Split, the Werewolf Authorized Common Stock Increase, the effectuation of the Concurrent PIPE Financing upon the terms set forth in the Securities Purchase Agreement on the date hereof, the issuance of securities under this Agreement , and shares of Werewolf Common Stock issued upon the valid exercise of Werewolf Options); (B) any option, warrant or right to acquire any capital stock or any other security, other than stock options or restricted stock unit awards granted to employees and service providers in the Ordinary Course of Business which are included in the calculation of the Werewolf Outstanding Shares; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Werewolf or any of its Subsidiaries;

(v)  create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness for borrowed money, other than the incurrence of indebtedness in the Ordinary Course of Business;

(vi)  create or otherwise incur any Encumbrance on any material asset of Werewolf, other than Permitted Encumbrances;

(vii)  make any loans, advances or capital contributions to, or investments in, any Person other than in the Ordinary Course of Business;

(viii)  adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any Contract listed in Section 4.13 of the Werewolf Disclosure Schedule, other than any amendment or modification entered into in the Ordinary Course of Business and containing terms, not materially less favorable to Werewolf than the terms of such Contract in effect as of the date of this Agreement;

(ix)  enter into any Contract that would be required to be disclosed in Section 4.13 of the Werewolf Disclosure Schedule if such Contract were in effect as of the date of this Agreement, other than any such Contract entered into in the Ordinary Course of Business;

(x)  except as required by any Werewolf Employee Plan or applicable Law, (A) materially increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any Werewolf Associate, except as set forth in the cash schedule received by Ambros as of August 20, 2026 and set forth on Section 5.2(b)(x) of the Werewolf Disclosure Schedule (the “Werewolf Signing Cash Schedule”), (B) grant or pay any bonuses to any Werewolf Associate, other than bonuses paid in the Ordinary Course of Business pursuant to, and in amounts not exceeding target levels under, existing Werewolf Employee Plans, (C) establish, enter into or adopt any new material Werewolf Employee Plan or any plan, program, policy, agreement or arrangement that would be a material Werewolf Employee Plan if it was in effect on the date hereof or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Werewolf and its Subsidiaries or the Surviving Corporation, any existing Werewolf Employee Plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any Werewolf Associate, (D) grant to any Werewolf Associate any right to receive, or pay to any Werewolf Associate, any severance, change in control, transaction, retention, termination or similar compensation or benefits or increases therein, (E) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any Werewolf Associate, (F) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards, or (G) hire, terminate (other than for cause), promote or change the title of any Key Employee or any Werewolf Associate ; except that in each case for (C) through (G) in this Section 5.2(b)(x) Werewolf shall not be restricted from taking any such action to the extent included in the Werewolf Signing Cash Schedule;

(xi)  adopt, enter into, amend or terminate any collective bargaining agreement or Contract with any labor union, works council or labor organization;

(xii)  settle any material Legal Proceeding involving Werewolf or relating to the transactions contemplated by this Agreement;

(xiii)  make or change any material Tax election, change any annual Tax accounting period, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Werewolf following the Closing;

(xiv)  take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;

(xv)  make any material change in any method of financial accounting or financial accounting practice of Werewolf, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(xvi)  other than in connection with actions contemplated by this Agreement, adopt, approve, consent to or propose any change in the Organizational Documents of Werewolf;

(xvii)  sell, assign, transfer, license, sublicense or otherwise dispose of any material Werewolf Intellectual Property or any material Werewolf IP Rights, other than pursuant to non-exclusive licenses in the Ordinary Course of Business or pursuant to a Permitted Werewolf Asset Disposition Agreement otherwise entered into in accordance with this Agreement;

(xviii) (A) fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or (B) fail to use commercially reasonable efforts to renew any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies; or

(xix)  agree or commit to do any of the foregoing.

(c)  Notwithstanding the generality of the foregoing, nothing set forth in this Section 5.2(b) shall restrict Werewolf’s rights to effectuate the Concurrent PIPE Financing upon the terms set forth in the Securities Purchase Agreement on the date hereof. Nothing contained in this Agreement shall give Ambros, directly or indirectly, the right to control or direct the operations of Werewolf prior to the Effective Time. Prior to the Effective Time, Werewolf shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(d)  During the Pre-Closing Period, Werewolf (including any Affiliate or Representative of Werewolf) shall not, and shall not permit any of its Subsidiaries to, enter into, or agree, resolve or commit to enter into, any Permitted Werewolf Asset Disposition Agreement or any other Contract providing for the sale, license, transfer or other disposition of any or all of the Legacy Assets, without Ambros’ prior written consent.

(e)  From the date of this Agreement until the Effective Time, Werewolf shall use commercially reasonable efforts to timely file with the SEC all reports, schedules, forms, statements and other documents required to be filed by Werewolf with the SEC. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each such document filed by Werewolf with the SEC shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act.

5.3  Access and Investigation.

(a)  Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable written notice, Werewolf, on the one hand, and Ambros, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (iii) permit the other Party’s officers and other employees to meet (with virtual meeting sufficient), during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem reasonably necessary or appropriate, and (iv) promptly provide the other Party with copies, when available, of unaudited financial statements or management accounts, and communications sent by or on behalf of such Party to its stockholders or any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Werewolf or Ambros pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b)  Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, conflict with any third party confidentiality obligations to which such Party is bound, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

5.4  No Solicitation.

(a)  Each of Werewolf and Ambros agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries permit any of its or their respective directors or officers to, nor shall it or any of its Subsidiaries authorize any of its other Representatives to, directly or indirectly (other than, in the case of Ambros, in connection with the Concurrent PIPE Financing or any non-exclusive licensing transaction in the Ordinary Course of Business): (i) solicit, assist, initiate, engage, or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any nonpublic information regarding such party to any Person or group (other than to a Party to this Agreement or its Representatives) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage, encourage or participate in discussions or negotiations with any Person or group with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.2(c) and Section 6.3(e)), (v) negotiate, execute or enter into any letter of intent, agreement in principle, acquisition agreement or any other Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (vii) release any Person from, or waive any provision of, any confidentiality agreement to which such Party is a party, the release or waiver of which could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, or (viii) publicly propose to do any of the following.

(b)  Notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to obtaining the Required Werewolf Stockholder Approval, Werewolf may furnish nonpublic information regarding Werewolf and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide, unsolicited, written Acquisition Proposal by such Person which the Werewolf Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Werewolf nor any Representative of Werewolf shall have breached this Section 5.4 in any material respect, (B) the Werewolf Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would be inconsistent with the Werewolf Board’s fiduciary duties under applicable Law, (C) at least one (1) Business Day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such Person, Werewolf receives from such Person an executed Acceptable Confidentiality Agreement and (D) at least one (1) Business Day prior to furnishing any such nonpublic information to such Person, Werewolf furnishes such nonpublic information to Ambros (to the extent such information has not been previously furnished by Werewolf to Ambros). Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 5.4 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such party for purposes of this Agreement.

(c)  Notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to obtaining the Required Ambros Stockholder Approval, Ambros may furnish non-public information regarding Ambros or any of its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide, unsolicited written Acquisition Proposal by such Person, which the Ambros Board has determined in good faith, after consultation with Ambros’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Ambros nor any Representative of Ambros shall have breached this Section 5.4 in any material respect, (B) the Ambros Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would be inconsistent with the Ambros Board’s fiduciary duties under applicable Law, (C) at least one (1) Business Day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such Person, Ambros receives from such Person an executed Acceptable Confidentiality Agreement and (D) at least one (1) Business Day prior to furnishing any such nonpublic information to such Person, Ambros furnishes such nonpublic information to Werewolf (to the extent such information has not been previously furnished by Ambros to Werewolf). Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 5.4 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such party for purposes of this Agreement.

(d)  If any Party or any Representative of such Party receives an unsolicited Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) notify the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry, which notification shall contain the details of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and either a copy of such Acquisition Proposal if in writing or a written summary of the terms thereof). Such Party shall keep the other Party reasonably and promptly informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto (including any revision in the amount, form or mix of consideration)

and of all material verbal or written communications related thereto, together with copies of new written documentation and material correspondence to or from the Party or any of its Subsidiaries or any of their respective Representatives as well as written summaries of any material oral communications.

(e)  Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement, immediately terminate access to any nonpublic information of such Party provided to such Person via an electronic or physical data room and within three (3) Business Days after the date of this Agreement, request the destruction or return of any nonpublic information provided to such Person as soon as reasonably practicable after the date of this Agreement.

5.5  Notification of Certain Matters. During the Pre-Closing Period, each of Ambros, on the one hand, and Werewolf, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, or (ii) any non-compliance with any Law is alleged or any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, in each case, in such person’s capacity as such, in connection with the Contemplated Transactions. No such notice shall be deemed to supplement or amend the Ambros Disclosure Schedule or the Werewolf Disclosure Schedule for the purpose of (A) determining the accuracy of any of the representations and warranties made by Ambros or Werewolf in this Agreement or (B) determining whether any condition set forth in Article VII has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 7.2(b) or 7.3(b), as applicable, unless such failure to provide such notice was material, knowing and intentional.

5.6  Werewolf ESPP. As soon as reasonably practicable following the date of this Agreement, the Werewolf Board shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that (a) no offering periods or purchase periods shall be commenced following or in addition to any offering period underway as of the date hereof under the Werewolf ESPP (the “Current Offering Period”), (b) no payroll deductions or other contributions shall be made or effected after the Current Offering Period with respect to the Werewolf ESPP, (c) each purchase right issued pursuant to the Werewolf ESPP under the Current Offering Period shall be fully exercised not later than five (5) business days prior to the Effective Time or, if the Current Offering Period is not scheduled to end by no later than five (5) business days prior to the Effective Time, cause each Werewolf ESPP participant’s accumulated contributions under the Werewolf ESPP to be returned to the participant in accordance with the terms of the Werewolf ESPP by no later than the Effective Time, and (d) the Werewolf ESPP shall terminate effective upon the Effective Time.

5.7  Werewolf Options. Prior to the Effective Time, the Werewolf Board shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that the vesting and exercisability of each outstanding, unexercised and unvested Werewolf Option that is not an Out of the Money Werewolf Options will be accelerated in full, in each case, effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing Date.

5.8  Concurrent PIPE Financing.

(a)  Subject to the terms and conditions of this Agreement, the Parties shall use commercially reasonable efforts to obtain the Concurrent PIPE Financing on the terms and conditions described in the Securities Purchase Agreement and satisfy the conditions to the Concurrent PIPE Financing as described in the Securities Purchase Agreement and shall not permit any termination, amendment or modification to be made to, or any waiver of any provision under, or any replacement of, the Securities Purchase Agreement if such termination, amendment, modification, waiver or replacement (i) reduces the aggregate amount of the Concurrent PIPE Financing or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Concurrent PIPE Financing, or otherwise expands, amends or modifies any other provision of the Securities Purchase Agreement, in a manner that would reasonably be expected to (x) delay or prevent the funding of the Concurrent PIPE Financing (or satisfaction of the conditions to the Concurrent PIPE Financing) at or substantially simultaneously with the Closing or (y) adversely impact the ability of a Party to enforce its rights against other parties to the Securities Purchase Agreement. Each Party shall promptly deliver to the other Parties copies of any such termination, amendment, modification, waiver or replacement.

(b)  The Parties shall use commercially reasonable efforts (i) to maintain in effect the Securities Purchase Agreement, (ii) to enforce its rights under the Securities Purchase Agreement and (iii) to comply with its obligations under the Securities Purchase Agreement.

(c)  Each Party shall give the other Parties prompt notice (i) of any breach or default by any party to the Securities Purchase Agreement or definitive agreements related to the Concurrent PIPE Financing of which such Party becomes aware, (ii) of the receipt of any written notice or other written communication from any purchaser with respect to any (x) actual breach, default, termination or repudiation by any party to the Securities Purchase Agreement or definitive agreements related to the Concurrent PIPE Financing of any provisions of the Securities Purchase Agreement or definitive agreements related to the Concurrent PIPE Financing or (y) material dispute or disagreement relating to the Concurrent PIPE Financing with respect to the obligation to fund the Concurrent PIPE Financing at or substantially simultaneously with the Closing, and (iii) if at any time for any reason a Party believes in good faith that it will not be able to obtain all or any portion of the Concurrent PIPE Financing on the terms and conditions, in the manner or from the sources contemplated by the Securities Purchase Agreement or definitive agreements related to the Concurrent PIPE Financing. Each Party shall promptly provide information reasonably requested by the other Parties relating to the circumstances referred to in clauses (i), (ii) or (iii) of the immediately preceding sentence.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1  Registration Statement; Proxy Statement.

(a)  As promptly as practicable (i) Werewolf, in cooperation with Ambros, shall prepare and file with the SEC a proxy statement relating to the Required Werewolf Stockholder Approval to be obtained in connection with the Merger (together with any amendments thereof or supplements thereto, the “Werewolf Proxy Statement”) and (ii) Werewolf, in cooperation with Ambros, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Werewolf Proxy Statement shall be included as a part (the Werewolf Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Werewolf Common Stock to be issued by virtue of the Merger, including shares of Werewolf Common Stock issuable upon exercise of any Merger Pre-Funded Warrants issued pursuant to this Agreement. Each of Werewolf and Ambros shall use their commercially reasonable efforts to respond promptly to any comments of the SEC or its staff and to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Werewolf Common Stock and Merger Pre-Funded Warrants pursuant to the Merger. Each of the Parties shall furnish all information concerning itself and its Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and the Werewolf Proxy Statement.

(b)  Werewolf covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at the time that the Werewolf Proxy Statement or any amendments or supplements thereto are filed with the SEC, at the time the Werewolf Proxy Statement or any amendments or supplements thereto are first mailed to Werewolf’s stockholders and at the time of the Werewolf Stockholder Meeting, (i) fail to comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and Delaware Law, or (ii) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Ambros covenants and agrees that the information supplied by or on behalf of Ambros, concerning itself, to Werewolf for inclusion in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Werewolf makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by or on behalf of Ambros or any of its Representatives for inclusion therein, and Ambros makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, other than with respect to the information provided by or on behalf of Ambros, or any of its Representatives for inclusion therein. Werewolf and Ambros shall each use commercially reasonable efforts to cause the Registration Statement and the Werewolf Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC and applicable federal and state securities Laws requirements.

(c)  Werewolf shall use commercially reasonable efforts to cause the Werewolf Proxy Statement to be mailed to Werewolf’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(d)  If at any time before the Closing (i) any Party (A) becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement; then, in each case such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to Werewolf stockholders) or otherwise addressing such SEC request or comments and each party shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Werewolf shall provide Ambros with copies of any written comments, and shall inform Ambros of any oral comments, that Werewolf receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments. Werewolf shall promptly notify Ambros if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Werewolf Common Stock issuance in connection with the Concurrent PIPE Financing for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to Ambros copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(e)  Ambros shall reasonably cooperate with Werewolf and provide, and cause its Representatives to provide, Werewolf and its Representatives, with all true, correct and complete information regarding Ambros and its Subsidiaries that is required by law to be included in the Registration Statement or reasonably requested by Werewolf to be included in the Registration Statement. Without limiting their respective obligations in Section 6.6(a), Ambros will use commercially reasonable efforts to cause to be delivered to Werewolf a letter of its independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Werewolf), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(f)  Ambros and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC; provided that any such filings or responses shall be subject to the consent of Ambros (not to be unreasonably withheld, conditioned or delayed).

(g)  Werewolf will use commercially reasonable efforts to cause Werewolf’s independent accounting firm to deliver any Consent that Werewolf is required to file with the SEC with respect to the inclusion of the independent accounting firm’s opinion on the audited financial statements of Werewolf in any filing of the Registration Statement with the SEC.

6.2  Ambros Stockholder Approval.

(a)  Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than ten (10) Business Days thereafter, Ambros shall prepare, with the cooperation of Werewolf, and cause to be mailed to its stockholders an information statement, which shall include a copy of the Werewolf Proxy Statement, and the Ambros Stockholder Written Consent, in order to solicit the approval of Ambros’s stockholders, including but not limited to Ambros’s stockholders sufficient for the Required Ambros Stockholder Approval in lieu of a meeting pursuant to Section 228 of Delaware Law, for purposes of adopting and approving this Agreement and the Contemplated Transactions. Ambros shall use its reasonable best efforts to cause Ambros’s stockholders sufficient for the Required Ambros Stockholder Approval to execute and deliver to Ambros the Ambros Stockholder Written Consent promptly following delivery thereof, and in any event no later than fifteen (15) days after the Registration Statement has been declared effective. Promptly following receipt of the duly executed Ambros Stockholder Written Consent, Ambros shall deliver a copy of the duly executed Ambros Stockholder Written Consent to Werewolf. In connection with the Ambros Stockholder Written Consent, Ambros shall take all actions necessary or advisable to comply in all material respects, and shall comply in all material respects, with Delaware Law, including Section 228 and Section 262 thereof, and the Organizational Documents of Ambros.

(b)  Ambros agrees that, subject in all respects to Section 6.2(c): (i) the Ambros Board shall use commercially reasonable efforts to solicit stockholder approval within the timeframe set forth in Section 6.2(a) (the recommendation of the Ambros Board that Ambros’ stockholders vote to adopt and approve this Agreement being referred to as the “Ambros Board Recommendation”) and (ii) (1) the Ambros Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Ambros Board shall not publicly propose to withhold, amend, withdraw or modify the Ambros Board Recommendation) in a manner adverse to Werewolf, (2) no resolution by the Ambros Board or any committee thereof to withdraw or modify the Ambros Board Recommendation in a manner adverse to Werewolf or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed, and (3) the Ambros Board shall not publicly announce an intention or resolution to effect any of the foregoing (the actions set forth in the foregoing clauses (ii)(1), (2) and (3), collectively, an “Ambros Board Adverse Recommendation Change”).

(c)  Notwithstanding anything to the contrary contained in Section 6.2(b), and subject to compliance with Section 5.4 and Section 6.2, at any time prior to the receipt of the Required Ambros Stockholder Approval, (i) if Ambros receives a bona fide, unsolicited, written Superior Offer or (ii) as a result of an event, development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, or (B) the fact, in and of itself, that Ambros meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that (x) is material to Ambros and its Subsidiaries (taken as a whole), (y) was not known to or reasonably foreseeable by the Ambros Board as of the date of this Agreement, (z) affects the business, assets or operations of Ambros (an “Ambros Intervening Event”), the Ambros Board may make an Ambros Board Adverse Recommendation Change if, but only if (i) Ambros Board determines in good faith, after consulting with outside legal counsel reasonably considering all relevant factors, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with the Ambros Board’s fiduciary duties under applicable Law, (2) Ambros has delivered written notice to Werewolf confirming that the Ambros Board has determined to make an Ambros Board Adverse Recommendation Change at least four (4) Business Days in advance of making the Ambros Board Adverse Recommendation Change below (the “Ambros Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Ambros Board Adverse Recommendation Change, and a summary of the material terms and conditions of the Superior Offer and written copies of any proposed transaction agreements (including with respect to financing arrangements) with any party making a potential Superior Offer or all information reasonably requested by Werewolf with respect to the Ambros Intervening Event, as applicable, (3) Ambros has, and has caused its financial advisors and outside legal counsel to, during the Ambros Notice Period, negotiate with Werewolf in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent Werewolf desires to negotiate) or the failure to withhold, amend, withdraw or modify such recommendation would no longer reasonably be expected to be inconsistent with the Ambros Board’s fiduciary duties under applicable Law as a result of the Ambros Intervening Event, as applicable, and (4) following the Ambros Notice Period, the Ambros Board shall have determined in good faith, based on the advice of its outside legal counsel, and after considering any proposals submitted by Werewolf to alter the terms and conditions thereof or enter into an alternative transaction and all other applicable matters, that the failure to withhold, amend, withdraw or modify the Ambros Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) during any Ambros Notice Period, Werewolf shall be entitled to deliver to Ambros one or more counterproposals to such Acquisition Proposal and Ambros will, and cause its Representatives to, negotiate with Werewolf in good faith (to the extent Werewolf desires to negotiate) and (y) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Ambros’ stockholders would receive as a result of such potential Superior Offer), Ambros shall be required to provide Werewolf with notice of such material amendment and the Ambros Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Ambros Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 6.2(c) and the Ambros Board shall not make an Ambros Board Adverse Recommendation Change prior to the end of such Ambros Notice Period as so extended (it being understood that there may be multiple extensions).

6.3  Werewolf Stockholder Approval.

(a)  Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Werewolf shall take all action necessary under applicable Law to call, give notice of and mail the proxy statement included in the Registration Statement (no later than five (5) Business Days after the Registration Statement has been declared effective by the SEC under the Securities Act) and hold a meeting of the holders of Werewolf Common Stock (the “Werewolf Stockholder Meeting”) for the purpose of seeking approval of:

(i)  (A) the issuance of Werewolf Common Stock or other securities of Werewolf (including any Pre-Funded Warrants) that represent (or are convertible into) more than twenty percent (20%) of the shares of Werewolf Common Stock outstanding immediately prior to the Merger to the holders of Ambros Capital Stock and Ambros Options in connection with the

Contemplated Transactions pursuant to the Nasdaq rules and (B) the change of control of Werewolf resulting from the Merger pursuant to the Nasdaq rules;

(ii)  if required, the share issuance in the Concurrent PIPE Financing for purposes of Nasdaq Listing Rule 5635(d), together with any resolutions in furtherance thereof;

(iii)  the approval of the Werewolf Charter Amendment to (A) change the name of Werewolf to “Ambros Therapeutics, Inc.”, (B) effect the Werewolf Reverse Stock Split and (C) effect the Werewolf Authorized Common Stock Increase (the matters contemplated by Section 6.3(a)(i), Section 6.3(a)(ii) (if applicable) and Section 6.3(a)(iii)(A) and (B), the “Werewolf Stockholder Matters,” and the matter contemplated by Section 6.3(a)(iii)(C), the “Werewolf Authorized Share Increase Proposal”);

(iv)  the Equity Plan Proposals; and

(v)  any other proposals the Parties reasonably deem necessary to consummate the Contemplated Transactions.

(b)  The Werewolf Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and, in any event, no later than forty-five (45) calendar days after the effective date of the Registration Statement. Werewolf shall take reasonable measures to ensure that all proxies solicited in connection with the Werewolf Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Werewolf Stockholder Meeting, or a date preceding the date on which the Werewolf Stockholder Meeting is scheduled, Werewolf reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Werewolf Stockholder Approval or the approval of the Werewolf Authorized Share Increase Proposal, whether or not a quorum would be present or (ii) it will not have sufficient shares of Werewolf Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Werewolf Stockholder Meeting, Werewolf may postpone or adjourn, or make one or more successive postponements or adjournments of, the Werewolf Stockholder Meeting as long as the date of the Werewolf Stockholder Meeting is not postponed or adjourned more than an aggregate of thirty (30) days in connection with any postponements or adjournments.

(c)  Werewolf agrees that, subject in all respects to Section 6.3(d), (i) the Werewolf Board shall recommend that the holders of Werewolf Common Stock approve the Werewolf Stockholder Matters, the Werewolf Authorized Share Increase Proposal and the Equity Plan Proposals and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(b), and that the Werewolf Proxy Statement filed in accordance with Section 6.3(a) shall include a statement to the effect that the Werewolf Board recommends that Werewolf’s stockholders vote to approve the Werewolf Stockholder Matters, the Werewolf Authorized Share Increase Proposal and the Equity Plan Proposals (the recommendation of the Werewolf Board being referred to as the “Werewolf Board Recommendation”) and (ii) (1) the Werewolf Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Werewolf Board shall not publicly propose to withhold, amend, withdraw or modify the Werewolf Board Recommendation) in a manner adverse to Ambros, (2) no resolution by the

Werewolf Board or any committee thereof to withdraw or modify the Werewolf Board Recommendation in a manner adverse to Ambros or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed, and (3) the Werewolf Board shall not publicly announce an intention or resolution to effect any of the foregoing (the actions set forth in the foregoing clauses (ii)(1), (2) and (3), collectively, a “Werewolf Board Adverse Recommendation Change”).

(d)  Notwithstanding anything to the contrary contained in Section 6.3(c), and subject to compliance with Section 5.4 and Section 6.3, at any time prior to the approval of the Werewolf Stockholder Matters by the Required Werewolf Stockholder Approval, (i) if Werewolf receives a bona fide, unsolicited, written Superior Offer or (ii) as a result of a material development or change in circumstances that (x) is material to Werewolf and its Subsidiaries (taken as a whole), (y) was not known to or reasonably foreseeable by the Werewolf Board as of the date of this Agreement and (y) affects the business, assets or operations of Werewolf (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, (B) the fact, in and of itself, that Werewolf meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations), or (C) the value of any Legacy Assets covered under the CVR Agreement) (a “Werewolf Intervening Event”), the Werewolf Board may make a Werewolf Board Adverse Recommendation Change if, but only if (i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) the Werewolf Board determines in good faith, after consulting with outside legal counsel and after considering any proposals submitted by Ambros to match the terms and conditions thereof or enter into an alternative transaction and reasonably considering all relevant factors, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) Werewolf has, and has caused its financial advisors and outside legal counsel to, during the Werewolf Notice Period, negotiate with Ambros in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent Ambros desires to negotiate) and (3) the Werewolf Board shall have determined in good faith, based on the advice of its outside legal counsel, and after considering any proposals submitted by Ambros to alter the terms and conditions of this Agreement, that the failure to withhold, amend, withdraw or modify the Werewolf Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Ambros receives written notice from Werewolf confirming that the Werewolf Board has determined to change its recommendation at least four (4) Business Days in advance of the Werewolf Board Adverse Recommendation Change (the “Werewolf Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Werewolf Board Adverse Recommendation Change, and a summary of the material terms and conditions of the Acquisition Proposal and written copies of any proposed transaction agreements (including with respect to financing arrangements) with any party making a potential Superior Offer, (y) during any Werewolf Notice Period, Ambros shall be entitled to deliver to Werewolf one or more counterproposals to such Acquisition Proposal and Werewolf will, and cause its Representatives to, negotiate with Ambros in good faith (to the extent Ambros desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Werewolf’s stockholders would receive as a result of such potential Superior Offer), Werewolf shall be required to provide Ambros with notice of such material amendment and the Werewolf Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Werewolf Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(d) and the Werewolf Board shall not make a Werewolf Board Adverse Recommendation Change prior to the end of such Werewolf Notice Period as so extended (it being understood that there may be multiple extensions) or (ii) in the case of a Werewolf Intervening Event, if and only if (1) the Werewolf Board determines in good faith, after consulting with outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with the Werewolf Board’s fiduciary duties under applicable Law, (2) Werewolf has delivered written notice to Ambros confirming that the Werewolf Board has determined to make a Werewolf Board Adverse Recommendation Change at least four (4) Business Days in advance of making such Werewolf Board Adverse Recommendation Change, which notice shall include a description in reasonable detail of the reasons for such Werewolf Board Adverse Recommendation Change and all information in the possession of Werewolf reasonably requested by Ambros with respect to the Werewolf Intervening Event, (3) Werewolf has, and has caused its financial advisors and outside legal counsel to, during the Werewolf Notice Period, negotiate with Ambros in good faith (to the extent Ambros desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that the failure to withhold, amend, withdraw or modify such recommendation would no longer reasonably be expected to be inconsistent with the Werewolf Board’s fiduciary duties under applicable Law as a result of the Werewolf Intervening Event, and (4) following the Werewolf Notice Period, the Werewolf Board shall have determined in good faith, based on the advice of its outside legal counsel, and after considering any proposals submitted by Ambros to alter the terms and conditions thereof and all other applicable matters, that the failure to withhold, amend, withdraw or modify the Werewolf Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that in the event of any material change to the facts and circumstances relating to such Werewolf Intervening Event, Werewolf shall be required to provide Ambros with notice of such material change and the Werewolf Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Werewolf Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(d) and the Werewolf Board shall not make a Werewolf Board Adverse Recommendation Change prior to the end of such Werewolf Notice Period as so extended (it being understood that there may be multiple extensions).

(e)  Werewolf’s obligation to call, give notice of and hold the Werewolf Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer, Acquisition Proposal or Acquisition Inquiry, or by any Werewolf Board Adverse Recommendation Change.

(f)  Nothing contained in this Agreement shall prohibit Werewolf or the Werewolf Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Werewolf or the Werewolf Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Werewolf is unable to take a position with respect to the bidder’s tender offer unless the Werewolf Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

6.4  Efforts; Regulatory Approvals; Transaction Litigation.

(a)  The Parties shall use commercially reasonable efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, and (iii) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Contemplated Transactions.

(b)  Without limiting the generality of the foregoing, Werewolf or Ambros, as applicable (hereinafter, the “Transaction Litigation Party”), shall give the other Party prompt (but not later than within two (2) Business Days) written notice of any “demand letter,” investigation by a Governmental Authority, or any Legal Proceeding initiated, or threatened in writing against the Transaction Litigation Party and/or its directors or officers relating to this Agreement or the Contemplated Transactions (the “Transaction Litigation”) (including by providing copies of all pleadings or correspondence with respect thereto) and keep the other Party reasonably informed with respect to the status thereof. The Transaction Litigation Party will (i) give the other Party the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation, (ii) consult with the other Party with respect to the defense, settlement and prosecution of any Transaction Litigation, (iii) consider in good faith the other Party’s advice with respect to such Transaction Litigation and (iv) not settle or consent or agree to settle or compromise any Transaction Litigation without the other Party’s prior written consent and no such settlement shall (A) impose any liability or obligation on Ambros or Werewolf, (B) affect the consideration or timing of the Closing, or (C) include any admission of wrongdoing by Ambros or Werewolf, in each case without such Party’s prior written consent. Without otherwise limiting the rights of current or former directors and officers of the Transaction Litigation Party with regard to the right to counsel, current or former directors and officers of the Transaction Litigation Party with rights to indemnification as described in Section 6.6 shall be entitled to retain a single counsel, selected by such indemnified parties, to represent them in connection with the defense of any Transaction Litigation as it relates to such directors and officers.

6.5  Disclosures. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of Ambros and Werewolf may make any statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Ambros and Werewolf in compliance with this Section 6.5. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made with an Acquisition Proposal, Werewolf Board Adverse Recommendation Change with respect to Werewolf only pursuant to Section 6.3(d), an Ambros Board Adverse Recommendation Change with respect to Ambros only pursuant to Section 6.2(c), or a dispute regarding this Agreement.

6.6  Indemnification of Officers and Directors.

(a)  From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Werewolf and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Werewolf or Ambros, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Werewolf or of Ambros, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under Delaware Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from Werewolf or the Surviving Corporation upon receipt of a request therefor from such party; provided that any such person to whom expenses are advanced provides an undertaking to Werewolf, to the extent then required by Delaware Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. No other form of undertaking shall be required. All rights to indemnification, exculpation and advancement of expenses or other protection in respect of any claim asserted or made, and for which a D&O Indemnified Party delivers a written notice to Werewolf prior to the sixth (6th) anniversary of the Effective Time asserting a claim for such protections pursuant to this Section 6.6, shall continue until the final disposition of such claim.

(b)  The provisions of Werewolf’s Organizational Documents with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Werewolf that are presently set forth in Werewolf’s Organizational Documents shall not be amended, modified or repealed for a period of six (6) years from and after the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Werewolf, unless such modification is required by applicable Law. The Surviving Corporation’s Organizational Documents shall contain, and Werewolf shall cause the certificate of incorporation of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in Ambros’ Organizational Documents.

(c)  From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of Ambros to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Ambros’ Organizational Documents and pursuant to any indemnification agreements between Ambros and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Werewolf shall fulfill and honor in all respects the obligations of Werewolf to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Werewolf’s Organizational Documents and pursuant to any indemnification agreements between Werewolf and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d)  From and after the Effective Time, Werewolf shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Werewolf. In addition, Werewolf shall purchase, prior to the Effective Time, a six (6)-year prepaid “D&O tail policy” for the non-cancellable extension of directors’ and officers’ liability coverage of Werewolf’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Werewolf’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Werewolf by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions).

(e)  From and after the Effective Time, Werewolf shall pay all expenses, including reasonable and documented attorneys’ fees, that are incurred by the persons referred to in this Section 6.6 in connection with their enforcement of the rights provided to such persons in this Section 6.6.

(f)  The provisions of this Section 6.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Werewolf and Ambros by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g)  In the event Werewolf, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Werewolf or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.6. Werewolf shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.6.

(h)  All rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to,

at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of Werewolf, Ambros or any of their respective Subsidiaries as provided in their respective Organizational Documents or in any agreement shall survive the Merger and shall continue in full force and effect.

(i)  The obligations set forth in this Section 6.6 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnified Party, or any person who is a beneficiary under the policies referred to in this Section 6.6 and their heirs and representatives, without the prior written consent of such affected D&O Indemnified Party or such other beneficiary.

6.7  Tax Matters.

(a)  All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the transactions contemplated hereby (collectively, “Transfer Taxes”) shall be borne and paid fifty percent (50%) by Werewolf and fifty percent (50%) by Ambros. The Person required by applicable law shall timely file any Tax Return or other document with respect to such Transfer Taxes.

(b)  At the Closing, Ambros shall deliver to Werewolf a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Werewolf; provided, however, that Werewolf’s only remedy for Ambros’ failure to provide such form or certificate will be to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code, and Ambros’ failure to provide any such form or certificate will not be deemed to be a failure of the conditions set forth in Section 6.7 to have been met.

(c)  The Parties intend that, for United States federal income tax purposes, the Merger will qualify for the Intended Tax Treatment and the Parties agree not to take any action or tax reporting position (including during the course of any audit, litigation or other proceedings with respect to Taxes) inconsistent with the Intended Tax Treatment. The Merger shall be reported by the Parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. Each of the Parties shall (and shall cause their respective Affiliates to) use their respective reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, and shall not take any action, or fail to take any action, which action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. The Parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Merger as qualifying for the Intended Tax Treatment, including in the event the SEC requests or requires an opinion with respect to any discussion in a registration statement of the United States federal income Tax consequences of the Merger. If such an opinion is requested or required by the SEC, the Parties agree to use their reasonable best efforts to cause their respective tax advisors to provide any such opinion, as reasonably determined by such Parties, subject to customary assumptions and limitations. Each Party shall execute and deliver customary tax representation letters to the applicable tax advisors in form and substance reasonably satisfactory to such advisors upon which such advisors shall be entitled to rely in rendering such tax opinion. Each of the Parties agrees to promptly notify the other Party of any challenge to the Intended Tax Treatment by any Governmental Authority.

(d)  Ambros or Werewolf, as applicable, shall promptly notify the other Party in writing if, before the Closing Date, it determines that it is not reasonable for the Merger to qualify for the Intended Tax Treatment. Following such notice, Ambros or Werewolf may propose amendments to the terms of this Agreement that Ambros or Werewolf believes could reasonably facilitate such qualification without adversely affecting the rights and commercial position of Ambros, Werewolf, and their respective stockholders. In that case, Werewolf shall consider in good faith the proposed amendments and, if it determines in good faith that they would not result in unreasonable delay to Closing and would not adversely affect the rights or commercial position of Ambros, Werewolf, and their respective stockholders, the Parties shall use reasonable best efforts to effect any such amendments.

6.8  Listing and Listing Application(a) . From the date hereof until the Effective Time, Werewolf shall maintain its listing on Nasdaq, and Ambros will cooperate with Werewolf as reasonably requested by Werewolf with respect to the maintenance of such listing and promptly furnish to Werewolf all information concerning itself, its members and its stockholders that may be required or reasonably requested by Werewolf in connection with the maintenance of such listing. After the execution of this Agreement and as promptly as reasonably practicable in accordance with applicable Law, the Parties shall prepare and Ambros shall file with Nasdaq a listing application (the “Nasdaq Listing Application”) for the listing on Nasdaq of (i) shares of Werewolf Common Stock deliverable in connection with the Merger and the Concurrent PIPE Financing and (ii) the shares of Werewolf Common Stock issuable upon exercise of the Pre-Funded Warrants , and the Parties shall cause the listing of shares of Werewolf Common Stock deliverable in connection with the Merger and the Concurrent PIPE Financing and shares of Werewolf Common Stock issuable upon exercise of the Pre-Funded Warrants to be authorized for listing on Nasdaq prior to the Effective Time, subject to official notice of issuance. Each Party and its Subsidiaries shall prepare and furnish all information (including any required financial statements) concerning itself as may reasonably be requested in connection with such actions and the preparation of the Nasdaq Listing Application, provided that no Party shall use any such information for any other purpose without the prior written consent of the providing Party (which consent shall not be unreasonably withheld, conditioned or delayed) or if doing so would violate or cause a violation of applicable Law or other applicable securities Laws. Werewolf authorizes Ambros to utilize in the Nasdaq Listing Application and in all such filed materials the information concerning Werewolf and its Subsidiaries furnished by Werewolf. Each Party will promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its Representatives. Any Party not filing the Nasdaq Listing Application will cooperate with Ambros as reasonably requested by Ambros with respect to the Nasdaq Listing Application and promptly furnish to Ambros all information concerning itself, its members and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.8.

6.9  Legends. Werewolf shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Werewolf Common Stock (or shares of

Werewolf Common Stock issuable upon exercise of any Merger Pre-Funded Warrants) to be received in the Merger by equity holders of Ambros who may be considered “affiliates” of Werewolf for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Werewolf Common Stock.

6.10 Officers and Directors.

(a)  Directors and Officers of Werewolf.

(i)  Werewolf shall cause, effective as of the Effective Time, the Werewolf Board to consist of the individuals set forth on Section 6.10(a)(i) of the Ambros Disclosure Schedule or as otherwise selected by the Ambros Board.

(ii)  Werewolf shall cause the directors and officers of Werewolf prior to the Effective Time to sign written resignations in forms reasonably satisfactory to Ambros, dated on or before the Closing Date and effective as of the Effective Time.

(iii)  The Werewolf Board shall take all necessary action to appoint the officers of Ambros to become the equivalent officers of Werewolf upon the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(b)  Directors and Officers of the Surviving Corporation.

(i)  The Parties shall take all actions necessary (A) so that from and after the Effective Time, the Surviving Corporation’s board of directors shall be constituted with those members as set forth on Section 6.10(b) of the Ambros Disclosure Schedule and (B) to secure the resignations of the existing members of the board of directors of the Surviving Corporation.

(ii)  The Parties shall take all actions necessary so that the officers of Ambros immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

6.11 Termination of Certain Agreements and Rights. Ambros shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between Ambros and any holders of Ambros Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director designation rights to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Ambros or the Surviving Corporation.

6.12 Section 16 Matters. Prior to the Effective Time, Werewolf shall take all such steps as may be required to cause any acquisitions of Werewolf Common Stock and Werewolf Options in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Werewolf, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.13 Allocation Certificate. Ambros shall prepare and deliver to Werewolf at least two (2) Business Days prior to the Closing Date a certificate signed by an executive officer of Ambros in a form reasonably acceptable to Werewolf setting forth (as of immediately prior to the Effective Time) (a) each holder of Ambros Capital Stock, (b) such holder’s name and address, (c) the number and type of Ambros Capital Stock held as of the Closing Date for each such holder and (d) the number of shares of Werewolf Common Stock (or Merger Pre-Funded Warrants in lieu thereof) to be issued to such holder pursuant to this Agreement in respect of the Ambros Capital Stock held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”). For the avoidance of doubt, the Allocation Certificate shall be prepared in good faith, in accordance with the Organizational Documents of Ambros and contracts applicable to Ambros Capital Stock and Ambros Options, and shall show each holder’s percentage ownership interest in Ambros on a fully diluted basis.

6.14 Obligations of Merger Sub. Werewolf will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

6.15 Takeover Statutes. If any takeover statute is or may become applicable to the Contemplated Transactions, each of Ambros, the Ambros Board, Werewolf and the Werewolf Board, as applicable, shall grant such approvals and take such actions as are necessary, to the extent permitted by Law, so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

6.16 Werewolf Equity Plans. Prior to or as of the Effective Time, the Werewolf Board shall approve, adopt and submit for approval by the stockholders of Werewolf, and recommend and use commercially reasonable efforts to cause the stockholders of Werewolf to approve (a) the 2026 Werewolf Equity Incentive Plan in a form to be mutually agreed by Werewolf and Ambros, which will provide for new awards for a number of shares of Werewolf Common Stock not exceeding a certain percentage of the Werewolf Common Stock issued and expected to be outstanding immediately after the Effective Time, as Ambros shall determine prior to the date on which the Registration Statement is declared effective in consultation with its independent compensation consultant (for avoidance of doubt, such number of shares shall be in addition to the number of shares of Werewolf Common Stock subject to outstanding Werewolf Options or subject to Ambros Options assumed by Werewolf as contemplated by Section 2.4(g)), and which may include an annual increase pursuant to an “evergreen” provision to provide for optional annual increases of up to a certain percentage of the total number of fully diluted shares of capital stock of Werewolf as of the day prior to such increase, which percentages Ambros shall determine prior to the date on which the Registration Statement is declared effective in consultation with its independent compensation consultant; and (b) the 2026 Werewolf ESPP, in a form to be mutually agreed by Werewolf and Ambros with a total pool of shares of Werewolf Common Stock not exceeding a certain percentage of the Werewolf Common Stock issued and expected to be outstanding immediately after the Effective Time, and may include an annual increase pursuant to an “evergreen” provision providing for an annual increase of up to a certain percentage of the total number of fully diluted shares of capital stock of Werewolf outstanding as of the day prior to such increase, which percentages Ambros shall determine prior to the date on which the Registration Statement is declared effective in consultation with its independent compensation consultant ((a)

and (b), collectively, the “Equity Plan Proposals”). Subject to the approval of the 2026 Werewolf Equity Incentive Plan by the stockholders of Werewolf, Werewolf shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Werewolf, relating to the shares of Werewolf Common Stock issuable with respect to the 2026 Werewolf Equity Incentive Plan. All fees and expenses incurred in connection with such Form S-8 filing shall be borne by Ambros or the combined company after the Effective Time and shall not constitute Transaction Expenses or otherwise reduce Werewolf Net Cash.

6.17 Werewolf Employee Plans. Unless otherwise requested by Ambros in writing at least fifteen (15) Business Days prior to the Closing Date and without limiting Section 5.6, the Werewolf Board shall take (or cause to be taken) all actions to adopt resolutions providing for the termination, effective no later than the day prior to the Closing Date, of each Werewolf Employee Plan exclusive of those identified on Section 6.17 of the Werewolf Disclosure Schedule. If Werewolf is required to terminate a Werewolf Employee Plan, then Werewolf shall provide to Ambros prior to the Closing Date written evidence of the adoption by the Werewolf Board of resolutions authorizing the termination of such Werewolf Employee Plans (the form and substance of which shall be subject to the reasonable prior review and approval of Ambros).

6.18 Payoff Letters. Werewolf shall obtain and deliver to Ambros, at least three (3) Business Days prior to the Closing, (a) customary payoff letters with respect to any outstanding indebtedness of Werewolf or its Subsidiaries (the “Payoff Indebtedness”) and (b) if applicable, other customary documents relating to the release in full of guarantees and liens under the Payoff Indebtedness (if any) and any related security documents. For the avoidance of doubt, any payoff amounts with respect to the Payoff Indebtedness (if any) shall be payable on the Closing Date.

6.19 Reservation of Werewolf Common Stock; Issuance of Shares of Werewolf Common Stock. For as long as any Merger Pre-Funded Warrant remains outstanding, Werewolf shall at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Werewolf Common Stock or shares of Werewolf Common Stock held in treasury by Werewolf, for the purpose of effecting the exercise of the Merger Pre-Funded Warrants, the full number of shares of Werewolf Common Stock then issuable upon the exercise of all Merger Pre-Funded Warrants then outstanding. All shares of Werewolf Common Stock delivered upon exercise of the Merger Pre-Funded Warrants shall be newly issued shares or shares held in treasury by Werewolf, shall have been duly authorized and validly issued and shall be fully paid and nonassessable, and shall be free from preemptive rights and free of any Encumbrance, other than restrictions on transfer under applicable state and federal securities Laws and Encumbrances imposed by the Investor.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

7.1  Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

(a)  No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

(b)  Werewolf shall have obtained the Required Werewolf Stockholder Approval and approval of the Werewolf Stockholder Matters, and Ambros shall have obtained the Required Ambros Stockholder Approval, and each such approval shall remain in full force and effect as of the Closing Date, without amendment, rescission, or modification.

(c)  (i) The existing shares of Werewolf Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date and (ii) the shares of Werewolf Common Stock (x) to be issued in the Merger pursuant to this Agreement (and shares of Werewolf Common Stock issuable upon exercise of any Merger Pre-Funded Warrants) and (y) to be issued in the Concurrent PIPE Financing pursuant to the Securities Purchase Agreement (and shares of Werewolf Common Stock underlying issuable upon exercise of any PIPE Pre-Funded Warrants) shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(d)  The Securities Purchase Agreement shall be in full force and effect and not subject to any termination, rescission or material adverse modification, and all conditions to the funding thereunder shall have been satisfied or waived (other than those to be satisfied at Closing) and cash proceeds of not less than $100 million (less applicable expenses) shall have been received by Werewolf, or will be received by Werewolf prior to or substantially simultaneously with the Closing, in connection with the consummation of the transactions contemplated by the Securities Purchase Agreement.

(e)  The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding seeking a stop order with respect to such Registration Statement that has not been withdrawn.

(f)  The Werewolf Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware.

7.2  Conditions Precedent to Obligations of Ambros. The obligations of Ambros to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by Ambros, at or prior to the Closing, of each of the following conditions:

(a)  Each of the Werewolf Fundamental Representations shall be true, complete and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Werewolf Capitalization Representations shall be true, complete and correct on and as of immediately prior to the Effective Time with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Werewolf contained in this Agreement (other than the Werewolf Fundamental Representations and the Werewolf Capitalization Representations) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date) except in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Werewolf Material Adverse Effect (without giving effect to any references therein to any Werewolf Material Adverse Effect or other materiality qualifications) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Werewolf Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b)  Each of Werewolf and Merger Sub shall have performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c)  A Werewolf Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.

(d)  Final Werewolf Net Cash determined in accordance with Section 2.8 shall be greater than or equal to $0.

(e)  Ambros shall have received the following documents, each of which shall be in full force and effect:

(i)  a certificate dated the Closing Date and signed by the chief executive officer or chief financial officer of Werewolf, certifying to the effect that the conditions set forth in Sections 7.2(a), 7.2(b), and 7.2(c) have been satisfied;

(ii)  the Werewolf Closing Financial Certificate, a draft of which shall have been provided at least fifteen (15) Business Days prior to the Closing, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by Ambros to verify and determine the information contained therein;

(iii)  a written resignation, in a form reasonably satisfactory to Ambros, dated as of the Closing Date and effective as of the Effective Time, executed by each of the directors of Werewolf who are not to continue as directors of Werewolf after the Effective Time pursuant to Section 6.10(a)(ii) hereof;

(iv)  the deliverable set forth on Section 7.2(e)(iv) of the Werewolf Disclosure Schedule; and

(v)  the executed CVR Agreement.

7.3  Conditions Precedent to Obligations of Werewolf and Merger Sub. The obligations of Werewolf and Merger Sub to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by Werewolf and Merger Sub, at or prior to the Closing, of each of the following conditions:

(a)  Each of the Ambros Fundamental Representations shall be true, complete and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Ambros Capitalization Representations shall be true and correct on and as of immediately prior to the Effective Time with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Ambros contained in this Agreement (other than the Ambros Fundamental Representations and the Ambros Capitalization Representations) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have an Ambros Material Adverse Effect (without giving effect to any references therein to any Ambros Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Ambros Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b)  Ambros shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c)  An Ambros Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.

(d)  Ambros shall have delivered to Werewolf a certificate (the “Ambros Closing Certificate”), dated the Closing Date and signed by an executive officer of Ambros, certifying to the effect that (i) the conditions set forth in Sections 7.3(a), 7.3(b) and 7.3(c) have been satisfied and (ii) the information set forth in the Allocation Certificate delivered by Ambros in accordance with Section 6.13 is true and accurate in all respects as of the Closing Date.

(e)  The Ambros Lock-Up Agreements shall be in full force and effect as of immediately following the Effective Time.

7.4  Frustration of Closing Conditions. Werewolf and Merger Sub may not rely on the failure of any conditions set forth in Sections 7.1 or 7.3 to be satisfied if the primary cause of such failure was the failure of Werewolf or Merger Sub to perform any of its obligations under this Agreement. Ambros may not rely on the failure of any conditions set forth in Sections 7.1 or 7.2 to be satisfied if a primary cause of such failure was the failure of Ambros to perform any of its obligations under this Agreement.

ARTICLE VIII

TERMINATION

8.1  Termination. This Agreement may be terminated, and the Merger and the Contemplated Transactions may be abandoned at any time prior to the Closing Date, whether before or (subject to the terms hereof) after approval of the Werewolf Stockholder Matters by Werewolf’s stockholders, unless otherwise specified below:

(a)  by mutual written consent of Werewolf and Ambros;

(b)  by either Werewolf or Ambros if the Merger shall not have been consummated by 5:00 p.m. Eastern Time on January 29, 2027 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to Werewolf or Ambros if such Party’s action or failure to act has been a principal cause of the failure of the Merger to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement (other than a breach by Werewolf of its obligations to maintain its Nasdaq listing under Section 6.8 notwithstanding Werewolf’s reasonable best efforts to comply with such obligations);

(c)  by either Werewolf or Ambros if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to Werewolf or Ambros if such Party’s action or failure to act has been a principal cause of any such Governmental Authority issuing any such Order or taking any such other action;

(d)  by Werewolf if the Required Ambros Stockholder Approval shall not have been obtained in accordance with the timeline set forth in Section 6.2(b); provided, however, that once the Required Ambros Stockholder Approval has been obtained, Werewolf may not terminate this Agreement pursuant to this Section 8.1(d); provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Werewolf where the failure to obtain the Required Ambros Stockholder Approval shall have been caused by the action or failure to act of Werewolf and such action or failure to act constitutes a material breach by Werewolf of this Agreement;

(e)  by Ambros if (i) the Werewolf Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Werewolf’s stockholders shall have taken a final vote on the Werewolf Stockholder Matters, and (ii) the Werewolf Stockholder Matters shall not have been approved at the Werewolf Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Werewolf Stockholder Approval; provided, however, that the right to terminate this Agreement under this Section 8.1(e)

shall not be available to Ambros where the failure to obtain the Required Werewolf Stockholder Approval shall have been caused by the action or failure to act of Ambros and such action or failure to act constitutes a material breach by Ambros of this Agreement;

(f)  by Ambros (at any time prior to the approval of the Werewolf Stockholder Matters by the Required Werewolf Stockholder Approval) if a Werewolf Triggering Event shall have occurred;

(g)  by Werewolf (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Ambros Stockholder Approval) if an Ambros Triggering Event shall have occurred;

(h)  by Ambros, upon a material breach of any representation, warranty, covenant or agreement set forth in this Agreement by Werewolf or Merger Sub or if any representation or warranty of Werewolf shall have become inaccurate such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Ambros is not then in material breach of any representation, warranty, covenant or agreement under this Agreement, which breach by Ambros would cause any condition set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied; provided, further, that if such inaccuracy in Werewolf’s representations and warranties or breach by Werewolf or Merger Sub is curable by the Outside Date by Werewolf or Merger Sub, as applicable, then this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or inaccuracy until the earlier of (A) the Outside Date and (B) the expiration of a 30-day period commencing upon delivery of written notice from Ambros to Werewolf of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or inaccuracy if such breach by Werewolf or Merger Sub is cured prior to such termination becoming effective);

(i)  by Werewolf, upon a material breach of any representation, warranty, covenant or agreement set forth in this Agreement by Ambros, or if any representation or warranty of Ambros shall have become inaccurate, in either case, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that neither Werewolf nor Merger Sub is then in material breach of any representation, warranty, covenant or agreement under this Agreement, which breach by Werewolf would cause any condition set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied; provided, further, that if such inaccuracy in Ambros’s representations and warranties or breach by Ambros is curable by the Outside Date by Ambros, then this Agreement shall not terminate pursuant to this Section 8.1(i) as a result of such particular breach or inaccuracy until the earlier of (A) the Outside Date and (B) the expiration of a 30-day period commencing upon delivery of written notice from Werewolf to Ambros of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 8.1(i) as a result of such particular breach or inaccuracy if such breach by Ambros is cured prior to such termination becoming effective);

(j)  by Werewolf or Ambros if the Registration Statement shall not have been filed with the SEC by Werewolf by the date that is forty (40) days following the date hereof; provided, however, that the right to terminate this Agreement under this Section 8.1(j) shall not be available to either Party where the failure of the Registration Statement to have been filed with the SEC by such date shall have been caused by the action or failure to act of such Party and such action or failure to act constitutes a material breach by such Party of Section 6.1(a); and provided, further, that no Party shall terminate this Agreement pursuant to this Section 8.1(j) after the date on which the Registration Statement shall have been filed with the SEC in accordance with the terms and conditions of this Agreement;

(k)  by Ambros (at any time prior to obtaining the Required Ambros Stockholder Approval) and following compliance with all of the requirements set forth in the proviso to this Section 8.1(k), concurrently with Ambros entering into a definitive agreement for a Superior Offer (a “Permitted Alternative Agreement”) and after having paid or caused to be paid to Werewolf the Ambros Termination Fee pursuant to Section 8.3(b) (if Werewolf has provided written payment instructions therefor, and if not such amount shall have been paid as promptly as practicable thereafter); provided, however, that Ambros shall have complied with its obligations under Section 5.4 and Section 6.2 (including with respect to delivery of all required written notices); or

(l)  by Ambros, (i) if the approval of the listing of shares of Werewolf Common Stock (and shares of Werewolf Common Stock issuable upon exercise of the Pre-Funded Warrants) on Nasdaq shall (a) have been denied by Nasdaq or (b) not have been obtained and the Ambros Board has determined, in good faith and after consultation with its outside counsel, that such approval is not reasonably likely to be obtained or (ii) if Werewolf Common Stock ceases to be listed on Nasdaq; provided, however, that the right to terminate this Agreement under this Section 8.1(l) shall not be available to Ambros if Ambros’ action or failure to act has been a principal cause of the failure of such approval being obtained and such action or failure to act constitutes a material breach of this Agreement.

The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

8.2  Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 8.2, Section 8.3, and Article IX shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 8.3 shall not relieve any Party of any liability for Fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

8.3  Expenses; Termination Fees.

(a)  Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Contemplated Transactions are consummated; provided, however, that Werewolf and Ambros shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of any filings with the SEC, including without limitation the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto, and paid to a financial printer or the SEC with respect to filing and registration fees.

(b)  If this Agreement is terminated (i) by Werewolf due to an Ambros Board Adverse Recommendation Change pursuant to Section 8.1(g) or (ii) by Ambros pursuant to Section 8.1(k), then Ambros shall pay or cause to be paid to Werewolf a non-refundable fee in an amount equal to $20,000,000, which shall be paid, with respect to clause (i) of this sentence, within two (2) Business Days of delivering notice of termination in accordance therewith, and with respect to clause (ii) of this sentence, concurrently with the termination of this Agreement (the “Ambros Termination Fee”) by wire transfer of immediately available funds to an account designated by Werewolf. If (A) this Agreement is terminated pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(i), (B) an Acquisition Proposal with respect to Ambros shall have been publicly announced, disclosed or otherwise communicated to Ambros or the Ambros Board at any time after the date of this Agreement but prior to the termination of this Agreement (which shall not have been withdrawn) and (C) within twelve (12) months after the date of such termination, Ambros enters into a definitive agreement with respect to, or consummates, an Acquisition Transaction, then Ambros shall pay the Ambros Termination Fee upon the earlier of entering into such definitive agreement or the consummation of such Acquisition Transaction. The Ambros Termination Fee is non-refundable and shall not be credited against any other payment.

(c)  If this Agreement is terminated by Ambros pursuant to Section 8.1(f) , then Werewolf shall , within two (2) Business Days of delivering notice of termination in accordance therewith, pay Ambros the Werewolf Termination Fee. If (A) this Agreement is terminated pursuant to Section 8.1(b), Section 8.1(e) or Section 8.1(h), (B) an Acquisition Proposal with respect to Werewolf shall have been publicly announced, disclosed or otherwise communicated to Werewolf or the Werewolf Board at any time after the date of this Agreement but prior to the termination of this Agreement (which shall not have been withdrawn) and (C) within twelve (12) months after the date of such termination, Werewolf enters into a definitive agreement with respect to, or consummates, an Acquisition Transaction, then Werewolf shall pay Ambros the Werewolf Termination Fee upon the earlier of entering into such definitive agreement or the consummation of such Acquisition Transaction. As used herein, the “Werewolf Termination Fee” means a non-refundable fee in an amount equal to $1,900,000 (together with the Ambros Termination Fee, the “Termination Fees”), payable by wire transfer of immediately available funds to an account designated by Ambros. The Werewolf Termination Fee is non-refundable and shall not be credited against any other payment.

(d)  If this Agreement is terminated by either Party pursuant to Section 8.1(j) under the circumstances described in Section 8.3(d) of the Ambros Disclosure Schedule, then Ambros shall reimburse Werewolf for up to $2,000,000 of reasonable and documented out-of-pocket costs and expenses (including reasonable and documented fees and disbursements of counsel) incurred in connection with the Contemplated Transactions by Werewolf during the period from and after the date hereof until such termination, which payment therefor shall be made by Ambros within ten (10) Business Days following the receipt of written notice of request therefor from Werewolf (attaching the documentation of such costs and expenses) following such termination in accordance therewith.

(e)  If either Party fails to pay when due the Termination Fee owed by it under this Section 8.3, then (i) such Party shall further reimburse the other Party for any additional reasonable and documented out-of-pocket costs and expenses (including reasonable and documented fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by such Party of its rights under this Section 8.3 and (ii) the defaulting Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the United States “prime rate” as published in the Wall Street Journal or any successor thereto in effect on the date such overdue amount was originally required to be paid.

(f)  The Parties agree that, subject to Section 8.2, the payment of the Termination Fee set forth in this Section 8.3 shall be the sole and exclusive remedy of a Party following a termination of this Agreement by the other Party, it being understood that in no event shall the Party required to pay the individual fees or damages payable pursuant to this Section 8.3 be required to pay on more than one occasion. Subject to Section 8.2, following the termination of this Agreement under the circumstances described in this Section 8.3 and the payment of the fees set forth in this Section 8.3, (i) each Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the terminating Party or obtain any recovery, judgment or damages of any kind against the terminating Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of the terminating Party) in connection with or arising out of this Agreement or the termination thereof or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against the terminating Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 8.3(f) shall limit the rights of any Party under Section 9.10.

(g)  Each of the Parties acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the Contemplated Transactions, (ii) the Ambros Termination Fee represents a good faith, fair estimate of the damages that Werewolf and its Affiliates would suffer upon termination of the Agreement, (iii) the Werewolf Termination Fee represents a good faith, fair estimate of the damages that Ambros and its Affiliates would suffer upon termination of the Agreement, (iv) without these agreements, the Parties would not enter into this Agreement and (v) any amount payable pursuant to this Section 8.3 is not a penalty, but rather is liquidated damages which shall not require Werewolf or Ambros or any other Person to prove actual damages.

ARTICLE IX

GENERAL PROVISIONS

9.1  Non-Survival of Representations and Warranties. The representations and warranties and those covenants that by their terms terminate at the Effective Time of Ambros, Merger Sub and Werewolf contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article IX shall survive the Effective Time.

9.2  Amendment. This Agreement may be amended with the approval of the respective Ambros Board, the Werewolf Board, and the board of directors of Merger Sub at any time (whether before or after obtaining the Required Ambros Stockholder Approval and the Required Werewolf Stockholder Approval); provided, however, that after any such approval of this Agreement by a Party’s stockholders or members (including the Required Ambros Stockholder Approval and the Required Werewolf Stockholder Approval), no amendment shall be made which by Law requires further approval of such stockholders or members without the further approval of such stockholders or members. Prior to the Closing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of Ambros, Merger Sub and Werewolf.

9.3  Waiver.

(a)  Any provision hereof applicable to a Party may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)  No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.4  Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

9.5  Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 9.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

9.6  Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

9.7  Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Werewolf or Merger Sub:

Werewolf Therapeutics, Inc.

303 Wyman Street, Suite 300

Waltham, MA 02451

Attention: Legal Department

Email: [***]

with a copy to (which shall not constitute notice):

Sidley Austin LLP

60 State Street

Boston, MA 02109

Attention: [***]

Email: [***]

if to Ambros:

Ambros Therapeutics, Inc.

18575 Jamboree Road, Suite 275-S

Irvine, California 92612

Attention: Legal Department

Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP

55 Hudson Yards

New York, NY 10001

Attention: [***]

Email: [***]

9.8  Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

9.9  Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. For avoidance of doubt, the right to specific performance hereunder shall include the right of (i) a Party to cause the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement and (ii) Ambros to enforce Werewolf’s obligations under Section 6.3(e) notwithstanding the occurrence of a Werewolf Board Adverse Recommendation Change.

9.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

AMBROS THERAPEUTICS, INC.

By:	/s/ Joseph P. Hagan
Name: Joseph P. Hagan
Title: Chief Executive Officer

WEREWOLF THERAPEUTICS, INC.

By:	/s/ Daniel J. Hicklin
Name: Daniel J. Hicklin
Title: President and Chief Executive Officer

WAVE ATLANTIS MERGER SUB, INC.

By:	/s/ Daniel J. Hicklin
Name: Daniel J. Hicklin
Title: President

Exhibit A

Form of Werewolf Stockholder Support Agreement

Exhibit B

Form of Ambros Stockholder Support Agreement

Exhibit C

Form of Ambros Lock-Up Agreement

Exhibit D

Form of Ambros Stockholder Written Consent

Exhibit E

Form of Securities Purchase Agreement

Exhibit F

Form of CVR Agreement

Exhibit G

Form of Merger Pre-Funded Warrant

Schedule 1

Werewolf Supporting Stockholders

Schedule 2

Ambros Supporting Stockholders

Schedule 3

Legacy Assets

Exhibit 4.1

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF THIS WARRANT (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT, (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT, OR (IV) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION).

FORM OF PRE-FUNDED WARRANT TO PURCHASE COMMON STOCK

Number of Shares: [●]

(subject to adjustment)

Warrant No. [●]	Original Issue Date: [●], 20[●]

Werewolf Therapeutics, Inc., a Delaware corporation (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [●] or its registered assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to a total of [●] shares of common stock, $0.001 par value per share (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at an exercise price per share equal to $0.001 (the “Exercise Price”), in each case as adjusted from time to time as provided in Section 9, upon surrender of this Pre-Funded Warrant to Purchase Common Stock (including any Warrants to Purchase Common Stock issued in exchange, transfer or replacement hereof, the “Warrant”) at any time and from time to time on or after the Effective Time (as defined below). The date hereof is referred to herein as the “Original Issue Date.” This Warrant is subject to the following terms and conditions:

This Warrant is one of a series of similar warrants issued pursuant to that certain Securities Purchase Agreement, dated August 21, 2026, by and among the Company and the Investors identified therein (the “Purchase Agreement”).

1. Definitions. For purposes of this Warrant, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediates, controls, is controlled by or is under common control with such Person.

“Attribution Parties” means, collectively, the following Persons and entities: (i) any direct or indirect Affiliates of the Holder, (ii) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the date hereof, directly or indirectly managed or advised by the Holder’s investment manager, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any Attribution Parties and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and/or any other Attribution Parties for purposes of Section 13(d) or Section 16 of the Exchange Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

“Closing Sale Price” means, for any security as of any date, the last trade price for such security on the Principal Trading Market for such security, as reported by Bloomberg Financial Markets, or, if such Principal Trading Market begins to operate on an extended hours basis and does not designate the last trade price, then the last trade price of such security prior to 4:00 P.M., New York City time, as reported by Bloomberg Financial Markets, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg Financial Markets. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then the Board of Directors of the Company shall use its good faith judgment to determine the fair market value. The Board of Directors’ determination shall be binding upon all parties absent demonstrable error. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

“Commission” means the U.S. Securities and Exchange Commission.

“CVR Agreement” means the Contingent Value Rights Agreement, by and among Werewolf Therapeutics, Inc. and [•], dated as of [•], 202[•].

“Effective Time” has the meaning set forth in the Merger Agreement.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“Group” shall have the meaning ascribed to it in Section 13(d) of the Exchange Act, and all related rules, regulations and jurisprudence.

“Merger” means the merger contemplated by the Merger Agreement, pursuant to which Wave Atlantis Merger Sub, Inc. will merge with and into Ambros Therapeutics, Inc., with Ambros Therapeutics, Inc. surviving as a wholly owned subsidiary of the Company.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of August 21, 2026, by and among the Company, Wave Atlantis Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company, and Ambros Therapeutics, Inc., a Delaware corporation, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated or unincorporated association, joint venture, government (or an agency or subdivision thereof) or any other entity or organization.

“Principal Trading Market” means the national securities exchange or other trading market on which the Common Stock is primarily listed on or quoted for trading, which, as of the Original Issue Date, shall be the Nasdaq Capital Market.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

“Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, for the Principal Trading Market with respect to the Common Stock that is in effect on the date of delivery of an applicable Exercise Notice, which as of the Original Issue Date was “T+1.”

“Trading Day” means any weekday on which the Principal Trading Market is normally open for trading.

“Transfer Agent” means [•], the Company’s transfer agent and registrar for the Common Stock, and any successor appointed in such capacity.

2. Issuance of Securities; Registration of Warrants. The Company shall register ownership of this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder (which shall include the initial Holder or, as the case may be, any assignee to which this Warrant is permissibly assigned hereunder) from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

3. Registration of Transfers. This Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Subject to compliance with all applicable securities laws, the Company shall, or will cause its Transfer Agent to, register the transfer of all or any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, and payment for all applicable transfer taxes (if any). Upon any such registration or transfer, a new warrant to purchase Common Stock in substantially the form of this Warrant (any such new warrant, a “New Warrant”) evidencing the portion of this Warrant so transferred shall be issued to the transferee, and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations in respect of the New Warrant that the Holder has in respect of this Warrant. The Company shall, or will cause its Transfer Agent to, prepare, issue and deliver at the Company’s own expense any New Warrant under this Section 3. Until due presentment for registration of transfer, the Company may treat the registered Holder hereof as the owner and holder for all purposes, and the Company shall not be affected by any notice to the contrary.

4. Exercise of Warrants.

(a) All or any part of this Warrant shall be exercisable by the registered Holder in any manner permitted by this Warrant (including Section 11) at any time and from time to time on or after the Effective Time, and such rights shall not expire until exercised in full.

(b) The Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached as Schedule 1 hereto (the “Exercise Notice”), completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (which may take the form of a “cashless exercise” if so indicated in the Exercise Notice pursuant to Section 10 below), and the date on which the last of such items is delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.” The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares, if any.

(c) The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this section, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

5. Delivery of Warrant Shares.

(a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than the number of Trading Days comprising the Standard Settlement Period following the Exercise Date), upon the request of the Holder, cause the Transfer Agent to credit such aggregate number of shares of Common Stock specified by the Holder in the Exercise Notice and to which the Holder is entitled pursuant to such exercise (the “Exercise Shares”) (i) to the Holder’s or its designee’s balance account with The Depository Trust Company (“DTC”) through its Deposit Withdrawal At Custodian system, or if the Transfer Agent is then a participant in the DTC Fast Automated Securities Transfer Program (the “FAST Program”), through the FAST Program, or (ii) in book-entry form via a direct registration system (“DRS”) maintained by or on behalf of the Transfer Agent, in each case, so long as either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or the resale of such Warrant Shares by the Holder or (B) the Exercise Shares are eligible for resale by the Holder without volume or manner-of-sale restrictions pursuant to Rule 144 promulgated under the Securities Act (assuming cashless exercise of this Warrant). If the Transfer Agent is not a participant of the FAST Program or if (A) and (B) above are not true, the Company shall cause the Transfer Agent to either (i) record the Exercise Shares in the name of the Holder or its designee on the certificates reflecting the Exercise Shares with an appropriate legend regarding restriction on transferability, which shall be issued and dispatched by overnight courier to the address as specified in the Exercise Notice, and on the Company’s share register or (ii) issue such Exercise Shares in the name of the Holder or its designee in restricted book-entry form in the Company’s share register. The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares as of the Exercise Date, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account, the date of the book entry positions or the date of delivery of the certificates evidencing such Exercise Shares, as the case may be.

(b) In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to deliver to the Holder or its designee Exercise Shares in the manner required pursuant to Section 5(a) within the Standard Settlement Period following the Exercise Date (other than a failure caused by incorrect or incomplete information provided by Holder to the Company) and the Holder or the Holder’s broker on its behalf purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”) but did not receive within the Standard Settlement Period, then the Company shall, within two Trading Days after the Holder’s written request and in the Holder’s sole discretion, promptly honor its obligation to deliver to the Holder or its designee the Exercise Shares pursuant to Section 5(a) and pay cash to the Holder in an amount equal to the excess (if any) of the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased in the Buy-In, less the product of (A) the number of shares of Common Stock purchased in the Buy-In, times (B) the Closing Sale Price of a share of Common Stock on the Exercise Date. The Holder shall provide the Company written notice promptly after the occurrence of a Buy-In, indicating the amounts payable to the Holder in respect of the Buy-In together with applicable confirmations and other evidence reasonably requested by the Company.

(c) To the extent permitted by law and subject to Section 5(b), the Company’s obligations to issue and deliver Warrant Shares in accordance with and subject to the terms hereof (including the limitations set forth in Section 11) are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance that might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Subject to Section 5(b), nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Exercise Shares; provided, however, that the Holder shall not be entitled to both (i) require the Company to reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not timely honored and (ii) receive the number of shares of Common Stock that would have been issued if the Company had timely complied with its delivery requirements under Section 5(a).

6. Charges, Taxes and Expenses. Issuance and delivery of Exercise Shares shall be made without charge to the Holder for any issue or transfer tax, transfer agent fee or other incidental tax or expense (excluding any applicable stamp duties) in respect of the issuance of such shares, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of any Warrant Shares or the Warrants in a name other than that of the Holder or an Affiliate thereof. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

7. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction (in such case) and, in each case, a customary and reasonable contractual indemnity, if requested by the Company. If a New Warrant is requested as a result of a mutilation of this Warrant, then the Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company’s obligation to issue the New Warrant.

8. Reservation of Warrant Shares. The Company covenants that it will, at all times while this Warrant is outstanding, reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares that are initially issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (taking into account the adjustments and restrictions of Section 9). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and non-assessable. The Company will take all such action as may be reasonably necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Common Stock may be listed. The Company further covenants that it will not, without the prior written consent of the Holder, take any actions to increase the par value of the Common Stock at any time while this Warrant is outstanding.

9. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant (the “Number of Warrant Shares”) are subject to adjustment from time to time as set forth in this Section 9.

(a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock issued and outstanding on the Original Issue Date and in accordance with the terms of such stock on the Original Issue Date or as amended, that is payable in shares of Common Stock, (ii) subdivides its outstanding shares of Common Stock into a larger number of shares of Common Stock, (iii) combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock or (iv) issues by reclassification of shares of capital stock any additional shares of Common Stock of the Company, then in each such case the Number of Warrant Shares shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately before such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, provided, however, that if such record date shall have been fixed and such dividend is not fully paid on the date fixed therefor, the Number of Warrant Shares shall be recomputed accordingly as of the close of business on such record date and thereafter the Number of Warrant Shares shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends. Any adjustment pursuant to clause (ii), (iii) or (iv) of this paragraph shall become effective immediately after the effective date of such subdivision, combination or issuance.

(b) Pro Rata Distributions. If, on or after the Original Issue Date, the Company shall declare or make any dividend or other pro rata distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction, but, for the avoidance of doubt, excluding any distribution of shares of Common Stock subject to Section 9(a), any distribution of Purchase Rights (as defined below) subject to Section 9(c) and any Fundamental Transaction (as defined below) subject to Section 9(d)) (a “Distribution”) then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including, without limitation, the Maximum Percentage (as defined below)), immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution; provided, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to such extent (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation.

(c) Purchase Rights. If at any time on or after the Original Issue Date, the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property, in each case pro rata to the record holders of any class of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights; provided, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to such extent (and shall not be entitled to beneficial ownership of such Common Stock as a result of such Purchase Right (and beneficial ownership) to such extent) and at the Holder’s election, in its sole discretion, either (1) such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right to be held similarly in abeyance) to the same extent as if there had been no such limitation or (2) the Company shall offer the Holder the right upon exercise of such Purchase Right to acquire a security (e.g. a pre-funded warrant) that would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage but will otherwise to the extent possible have economic and other rights, preferences and privileges substantially consistent and on par with the securities or other property issuable upon exercise of the originally offered Purchase Rights). As used in this Section 9(c), (i) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities and (ii) “Convertible Securities” mean any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Common Stock.

(d) Fundamental Transactions. If, at any time while this Warrant is outstanding (i) the Company effects any merger or consolidation of the Company with or into another Person, in which the Company is not the surviving entity or in which the stockholders of the Company immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such merger or consolidation, (ii) the Company effects any sale to another Person of all or substantially all of its assets in one or a series of related transactions, (iii) pursuant to any tender offer or exchange offer (whether by the Company or another Person), holders of capital stock tender shares representing more than 50% of the voting power of the capital stock of the Company and the Company or such other Person, as applicable, accepts such tender for payment, (iv) the Company consummates a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the voting power of the capital stock of the Company (except for any such transaction in which the stockholders of the Company immediately prior to such transaction maintain, in substantially the same proportions, the voting power of such Person immediately after the transaction) or (v) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock covered by Section 9(a) above) (in any such case, a “Fundamental Transaction”), then following such Fundamental Transaction the Holder shall have the right to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (including any Distributions or Purchase Rights then held in abeyance pursuant to Sections 9(b) or 9(c) above) without regard to any limitations on exercise contained herein (the “Alternate Consideration”). The Company shall not effect any Fundamental Transaction in which the Company is not the surviving entity or the Alternate Consideration includes securities of another Person unless (i) the Alternate Consideration is solely cash and the Company provides for the simultaneous “cashless exercise” of this Warrant pursuant to Section 10 below or (ii) prior to or simultaneously with the consummation thereof, any successor to the Company, surviving entity or other Person (including any purchaser of assets of the Company) shall assume the obligation to deliver to the Holder such Alternate Consideration as, in accordance with the foregoing provisions, the Holder may be entitled to receive, and the other obligations under this Warrant. The provisions of this paragraph (d) shall similarly apply to subsequent transactions analogous to a Fundamental Transaction type.

Notwithstanding anything to the contrary in this Section 9(d), the Merger shall not constitute a Fundamental Transaction for purposes of this Warrant. From and after the Effective Time, this Warrant shall remain outstanding and exercisable solely for shares of Common Stock, and the term of this Warrant, any restriction on exercise and the other provisions of this Warrant shall otherwise remain unchanged; provided that the foregoing shall not limit any adjustment otherwise required pursuant to Section 9.

(e) Pre-Closing Distribution; CVR Agreement. For the avoidance of doubt, neither (i) the Pre-Closing Distribution (as defined in the Merger Agreement), nor (ii) the issuance or distribution of any contingent value rights pursuant to the CVR Agreement nor (iii) any payment or other consideration in respect thereof shall constitute a Distribution or Purchase Right for purposes of this Warrant.

(f) Merger Securities. For the avoidance of doubt, the issuance or distribution pursuant to the Merger Agreement of any shares of Common Stock, warrants or other securities or consideration to holders of capital stock or other securities of Ambros Therapeutics, Inc. in connection with the Merger shall not constitute a Distribution or Purchase Right for purposes of this Warrant.

(g) Number of Warrant Shares. Simultaneously with any adjustment to the Number of Warrant Shares pursuant to Section 9, the Exercise Price shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased Number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment. Notwithstanding the foregoing, in no event may the Exercise Price be adjusted below the par value of the Common Stock then in effect.

(h) Calculations. All calculations under this Section 9 shall be made to the nearest one-tenth of one cent or the nearest share, as applicable.

(i) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will, at the written request of the Holder, promptly compute such adjustment, in good faith, in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company’s transfer agent.

(j) Notice of Corporate Events. If, while this Warrant is outstanding, the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock (other than any issuance, distribution, payment or other consideration described in Section 9(e) or Section 9(f)), including, without limitation, any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice of such transaction at least ten days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice. In addition, if while this Warrant is outstanding, the Company authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction contemplated by Section 9(d), other than a Fundamental Transaction under clause (iii) of Section 9(d), the Company shall deliver to the Holder a notice of such Fundamental Transaction at least 30 days prior to the date such Fundamental Transaction is consummated. Holder agrees to maintain any information disclosed pursuant to this Section 9(j) in confidence until such information is publicly available, and shall comply with applicable law with respect to trading in the Company’s securities following receipt of any such information.

10. Payment of Exercise Price. Notwithstanding anything contained herein to the contrary, the Holder may, in its sole discretion, satisfy its obligation to pay the Exercise Price through a “cashless exercise”, in which event the Company shall issue to the Holder the number of Warrant Shares in an exchange of securities effected pursuant to Section 3(a)(9) of the Securities Act, determined as follows:

X = Y [(A-B)/A]

where:

“X” equals the number of Warrant Shares to be issued to the Holder;

“Y” equals the total number of Warrant Shares with respect to which this Warrant is then being exercised;

“A” equals the Closing Sale Price of the shares of Common Stock (as reported by Bloomberg Financial Market) as of the Trading Day on the date immediately preceding the Exercise Date); and

“B” equals the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a “cashless exercise” transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the Original Issue Date (provided that the Commission continues to take the position that such treatment is proper at the time of such exercise). In the event that a registration statement registering the issuance of Warrant Shares is, for any reason, not effective at the time of exercise of this Warrant, then this Warrant may only be exercised through a cashless exercise, as set forth in this Section 10. If the Warrant Shares are issued in such a cashless exercise, the Company acknowledges and agrees that, in accordance with Section 3(a)(9) of the Securities Act, the Exercise Shares issued in such exercise shall take on the registered characteristics of the Warrants being exercised and the holding period thereof may be tacked on to the holding period of the Warrants being exercised. Except as set forth in Section 5(b) (Buy-in Remedy) and Section 12 (No Fractional Shares), in no event will the exercise of this Warrant be settled in cash.

11. Limitations on Exercise.

(a) Notwithstanding anything to the contrary contained herein, the Company shall not effect the exercise of any portion of this Warrant, and the Holder of this Warrant shall not have the right to exercise any portion of the Warrant, and any such exercise shall be null and void ab initio and treated as if the exercise had not been made, to the extent that immediately prior to or following such exercise, the Holder, together with the Attribution Parties, beneficially owns or would beneficially own as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder, in excess of [4.99][9.99]% (the “Maximum Percentage”) of the Common Stock that would be issued and outstanding following such exercise. For purposes of calculating beneficial ownership for determining whether the Maximum Percentage is or will be exceeded, the aggregate number of shares of Common Stock held and/or beneficially owned by the Holder together with the Attribution Parties, shall include the number of shares of Common Stock held and/or beneficially owned by the Holder together with the Attribution Parties plus the number of shares of Common Stock issuable upon exercise of the relevant Warrant with respect to which the determination is being made but shall exclude the number of shares of Common Stock which would be issuable upon (i) exercise of the remaining, unexercised Warrant held and/or beneficially owned by the Holder or the Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company held and/or beneficially owned by such Holder or any Attribution Party (including, without limitation, any convertible notes, convertible stock or warrants) that are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of this Paragraph 11(a), beneficial ownership of the Holder or the Attribution Parties shall, except as set forth in the immediately preceding sentence, be calculated and determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder. For purposes of this Warrant, in determining the number of outstanding shares of Common Stock, a Holder of this Warrant may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company’s most recent Form 10-K, Form 10-Q, Current Report on Form 8-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Company’s transfer agent setting forth the number of shares of Common Stock outstanding (such issued and outstanding shares, the “Reported Outstanding Share Number”). For any reason at any time, upon the written or oral request of the Holder, the Company shall within one business day confirm orally and in writing or by electronic mail to the Holder the number of shares of Common Stock then outstanding. The Holder shall disclose to the Company the number of shares of Common Stock that it, together with the Attribution Parties holds and/or beneficially owns and has the right to acquire through the exercise of derivative securities and any limitations on exercise or conversion analogous to the limitation contained herein contemporaneously or immediately prior to submitting an Exercise Notice for the relevant Warrant. If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder’s, together with the Attribution Parties’, beneficial ownership, as determined pursuant to this Section 11(a), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Warrant Shares to be purchased pursuant to such Exercise Notice (the number of shares by which such purchase is reduced, the “Reduction Shares”) and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Shares. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder and the Attribution Parties since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of Common Stock to the Holder upon exercise of this Warrant results in the Holder, together with the Attribution Parties, being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the Exchange Act), the number of shares so issued by which the Holder’s, together with the Attribution Parties’, aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder and/or the Attribution Parties shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares. By written notice to the Company, a Holder of this Warrant may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 19.99% specified in such notice; provided that any increase in the Maximum Percentage will not be effective until the 61st day after such notice is delivered to the Company and shall not negatively affect any partial exercise effected prior to such change.

(b) This Section 11 shall not restrict the number of shares of Common Stock which a Holder or the Attribution Parties may receive or beneficially own in order to determine the amount of securities or other consideration that such Holder or the Attribution Parties may receive in the event of a Fundamental Transaction as contemplated in Section 9(d) of this Warrant. For purposes of clarity, the shares of Common Stock issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder or the Attribution Parties for any purpose including for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder or Section 16 of the Exchange Act and the rules promulgated thereunder, including Rule 16a-1(a)(1). No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 11 to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 11 or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Warrant.

12. No Fractional Shares. No fractional Warrant Shares will be issued in connection with any exercise of this Warrant. In lieu of any fractional shares that would otherwise be issuable, the number of Warrant Shares to be issued shall be rounded down to the next whole number and the Company shall pay the Holder in cash the fair market value (based on the Closing Sale Price) for any such fractional shares.

13. Notices. Any and all notices or other communications or deliveries hereunder (including, without limitation, any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered confirmed e-mail at the e-mail address specified in the books and records of the Transfer Agent prior to 5:30 P.M., New York City time, on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via confirmed e-mail at the e-mail address specified in the books and records of the Transfer Agent on a day that is not a Trading Day or later than 5:30 P.M., New York City time, on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service specifying next business day delivery, or (iv) upon actual receipt by the Person to whom such notice is required to be given, if by hand delivery.

14. Warrant Agent. The Company shall initially serve as warrant agent under this Warrant. Upon 30 days’ notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register.

15. Miscellaneous.

(a) No Rights as a Stockholder. Except as otherwise set forth in this Warrant, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose (except to the extent the Holder is required to be deemed a holder of the Warrant Shares for tax purposes under applicable tax law), nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

(b) Further Assurances. Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate or articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant. Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(c) Successors and Assigns. Subject to compliance with applicable securities laws, this Warrant may be assigned by the Holder. This Warrant may not be assigned by the Company without the written consent of the Holder, except to a successor in the event of a Fundamental Transaction or the Merger. This Warrant shall be binding on and inure to the benefit of the Company and the Holder and their respective successors and assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant.

(d) Amendment and Waiver. This Warrant may be amended only in writing signed by the Company and the Holder, or their successors and assigns. Except as otherwise provided herein, the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

(e) Acceptance. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

(f) Governing Law; Jurisdiction. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PERSON AT THE ADDRESS IN EFFECT FOR NOTICES TO IT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH OF THE COMPANY AND THE HOLDER HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(g) Headings. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(h) Severability. If any part or provision of this Warrant is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Warrant shall remain binding upon the parties hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

WEREWOLF THERAPEUTICS, INC.

By:
Name:
Title:

SCHEDULE 1

FORM OF EXERCISE NOTICE

[To be executed by the Holder to purchase shares of Common Stock under the Warrant]

Ladies and Gentlemen:

(1) The undersigned is the Holder of Warrant No. __ (the “Warrant”) issued by Werewolf Therapeutics, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined herein have the respective meanings set forth in the Warrant.

(2) The undersigned hereby exercises its right to purchase _____ Warrant Shares pursuant to the Warrant.

(3) The Holder intends that payment of the Exercise Price shall be made as (check one):

☐	Cash Exercise

☐	“Cashless Exercise” under Section 10 of the Warrant

(4) If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $ _____ in immediately available funds to the Company in accordance with the terms of the Warrant.

(5) Pursuant to this Exercise Notice, the Company shall deliver to the Holder Warrant Shares determined in accordance with the terms of the Warrant. The Warrant Shares shall be delivered (check one):

☐	to the following DWAC Account Number: _______________________________

☐	in book-entry form via a direct registration system

☐	by physical delivery of a certificate to: ______________________________________________________

☐	in restricted book-entry form in the Company’s share register

(6) By its delivery of this Exercise Notice, the undersigned represents and warrants to the Company that in giving effect to the exercise evidenced hereby the Holder (i) the Holder is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended and (ii) will not beneficially own in excess of the number of shares of Common Stock (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) permitted to be owned under Section 11(a) of the Warrant to which this notice relates.

Dated:

Name of Holder:

By:

Name:

Title:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

Exhibit 4.2

FORM OF MERGER PRE-FUNDED WARRANT TO PURCHASE COMMON STOCK

Number of Shares: [•]

(subject to adjustment)

Warrant No. [•]	Original Issue Date: [•], 202[•]

Werewolf Therapeutics, Inc., a Delaware corporation (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [•] or its registered assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to a total of [•] shares of common stock, $0.001 par value per share (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at an exercise price per share equal to $0.001 (the “Exercise Price”), in each case as adjusted from time to time as provided in Section 9, upon surrender of this Merger Pre-Funded Warrant to Purchase Common Stock (including any Warrants to Purchase Common Stock issued in exchange, transfer or replacement hereof, the “Warrant”) at any time and from time to time on or after the Original Issue Date (as defined below). The date hereof is referred to herein as the “Original Issue Date.” This Warrant is subject to the following terms and conditions:

This Warrant is one of a series of similar warrants issued pursuant to that certain Agreement and Plan of Merger, dated as of August 21, 2026, by and among the Company, Wave Atlantis Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company, and Ambros Therapeutics, Inc., a Delaware corporation, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms (the “Merger Agreement”).

1. Definitions. For purposes of this Warrant, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediates, controls, is controlled by or is under common control with such Person.

“Attribution Parties” means, collectively, the following Persons and entities: (i) any direct or indirect Affiliates of the Holder, (ii) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the date hereof, directly or indirectly managed or advised by the Holder’s investment manager, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any Attribution Parties and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and/or any other Attribution Parties for purposes of Section 13(d) or Section 16 of the Exchange Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

“Closing Sale Price” means, for any security as of any date, the last trade price for such security on the Principal Trading Market for such security, as reported by Bloomberg Financial Markets, or, if such Principal Trading Market begins to operate on an extended hours basis and does not designate the last trade price, then the last trade price of such security prior to 4:00 P.M., New York City time, as reported by Bloomberg Financial Markets, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg Financial Markets. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then the Board of Directors of the Company shall use its good faith judgment to determine the fair market value. The Board of Directors’ determination shall be binding upon all parties absent demonstrable error. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

“Commission” means the U.S. Securities and Exchange Commission.

“CVR Agreement” means the Contingent Value Rights Agreement, by and among Werewolf Therapeutics, Inc. and [•], dated as of [•], 202[•].

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“Group” shall have the meaning ascribed to it in Section 13(d) of the Exchange Act, and all related rules, regulations and jurisprudence.

“Merger” means the merger contemplated by the Merger Agreement, pursuant to which Wave Atlantis Merger Sub, Inc. will merge with and into Ambros Therapeutics, Inc., with Ambros Therapeutics, Inc. surviving as a wholly owned subsidiary of the Company.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated or unincorporated association, joint venture, government (or an agency or subdivision thereof) or any other entity or organization.

“Principal Trading Market” means the national securities exchange or other trading market on which the Common Stock is primarily listed on or quoted for trading, which, as of the Original Issue Date, shall be the Nasdaq Capital Market.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

“Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, for the Principal Trading Market with respect to the Common Stock that is in effect on the date of delivery of an applicable Exercise Notice, which as of the Original Issue Date was “T+1.”

“Trading Day” means any weekday on which the Principal Trading Market is normally open for trading.

“Transfer Agent” means [•], the Company’s transfer agent and registrar for the Common Stock, and any successor appointed in such capacity.

2. Issuance of Securities; Registration of Warrants. The Company shall register ownership of this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder (which shall include the initial Holder or, as the case may be, any assignee to which this Warrant is permissibly assigned hereunder) from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

3. Registration of Transfers. This Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Subject to compliance with all applicable securities laws, the Company shall, or will cause its Transfer Agent to, register the transfer of all or any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, and payment for all applicable transfer taxes (if any). Upon any such registration or transfer, a new warrant to purchase Common Stock in substantially the form of this Warrant (any such new warrant, a “New Warrant”) evidencing the portion of this Warrant so transferred shall be issued to the transferee, and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations in respect of the New Warrant that the Holder has in respect of this Warrant. The Company shall, or will cause its Transfer Agent to, prepare, issue and deliver at the Company’s own expense any New Warrant under this Section 3. Until due presentment for registration of transfer, the Company may treat the registered Holder hereof as the owner and holder for all purposes, and the Company shall not be affected by any notice to the contrary.

4. Exercise of Warrants.

(a) All or any part of this Warrant shall be exercisable by the registered Holder in any manner permitted by this Warrant (including Section 11) at any time and from time to time on or after the Original Issue Date, and such rights shall not expire until exercised in full.

(b) The Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached as Schedule 1 hereto (the “Exercise Notice”), completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (which may take the form of a “cashless exercise” if so indicated in the Exercise Notice pursuant to Section 10 below), and the date on which the last of such items is delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.” The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares, if any.

(c) The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this section, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

5. Delivery of Warrant Shares.

(a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than the number of Trading Days comprising the Standard Settlement Period following the Exercise Date), upon the request of the Holder, cause the Transfer Agent to credit such aggregate number of shares of Common Stock specified by the Holder in the Exercise Notice and to which the Holder is entitled pursuant to such exercise (the “Exercise Shares”) (i) to the Holder’s or its designee’s balance account with The Depository Trust Company (“DTC”) through its Deposit Withdrawal At Custodian system, or if the Transfer Agent is then a participant in the DTC Fast Automated Securities Transfer Program (the “FAST Program”), through the FAST Program, or (ii) in book-entry form via a direct registration system (“DRS”) maintained by or on behalf of the Transfer Agent, in each case, so long as either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or the resale of such Warrant Shares by the Holder or (B) this Warrant is being exercised via cashless exercise. If the Transfer Agent is not a participant of the FAST Program or if (A) and (B) above are not true, the Company shall cause the Transfer Agent to either (i) record the Exercise Shares in the name of the Holder or its designee on the certificates reflecting the Exercise Shares with an appropriate legend regarding restriction on transferability, which shall be issued and dispatched by overnight courier this Warrant is being exercised via cashless exercise to the address as specified in the Exercise Notice, and on the Company’s share register or (ii) issue such Exercise Shares in the name of the Holder or its designee in restricted book-entry form in the Company’s share register. The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares as of the Exercise Date, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account, the date of the book entry positions or the date of delivery of the certificates evidencing such Exercise Shares, as the case may be.

(b) In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to deliver to the Holder or its designee Exercise Shares in the manner required pursuant to Section 5(a) within the Standard Settlement Period following the Exercise Date (other than a failure caused by incorrect or incomplete information provided by Holder to the Company) and the Holder or the Holder’s broker on its behalf purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”) but did not receive within the Standard Settlement Period, then the Company shall, within two Trading Days after the Holder’s written request and in the Holder’s sole discretion, promptly honor its obligation to deliver to the Holder or its designee the Exercise Shares pursuant to Section 5(a) and pay cash to the Holder in an amount equal to the excess (if any) of the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased in the Buy-In, less the product of (A) the number of shares of Common Stock purchased in the Buy-In, times (B) the Closing Sale Price of a share of Common Stock on the Exercise Date. The Holder shall provide the Company written notice promptly after the occurrence of a Buy-In, indicating the amounts payable to the Holder in respect of the Buy-In together with applicable confirmations and other evidence reasonably requested by the Company.

(c) To the extent permitted by law and subject to Section 5(b), the Company’s obligations to issue and deliver Warrant Shares in accordance with and subject to the terms hereof (including the limitations set forth in Section 11) are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance that might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Subject to Section 5(b), nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Exercise Shares; provided, however, that the Holder shall not be entitled to both (i) require the Company to reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not timely honored and (ii) receive the number of shares of Common Stock that would have been issued if the Company had timely complied with its delivery requirements under Section 5(a).

6. Charges, Taxes and Expenses. Issuance and delivery of Exercise Shares shall be made without charge to the Holder for any issue or transfer tax, transfer agent fee or other incidental tax or expense (excluding any applicable stamp duties) in respect of the issuance of such shares, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of any Warrant Shares or the Warrants in a name other than that of the Holder or an Affiliate thereof. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

7. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction (in such case) and, in each case, a customary and reasonable contractual indemnity, if requested by the Company. If a New Warrant is requested as a result of a mutilation of this Warrant, then the Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company’s obligation to issue the New Warrant.

8. Reservation of Warrant Shares. The Company covenants that it will, at all times while this Warrant is outstanding, reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares that are initially issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (taking into account the adjustments and restrictions of Section 9). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and non-assessable. The Company will take all such action as may be reasonably necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Common Stock may be listed. The Company further covenants that it will not, without the prior written consent of the Holder, take any actions to increase the par value of the Common Stock at any time while this Warrant is outstanding.

9. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant (the “Number of Warrant Shares”) are subject to adjustment from time to time as set forth in this Section 9.

(a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock issued and outstanding on the Original Issue Date and in accordance with the terms of such stock on the Original Issue Date or as amended, that is payable in shares of Common Stock, (ii) subdivides its outstanding shares of Common Stock into a larger number of shares of Common Stock, (iii) combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock or (iv) issues by reclassification of shares of capital stock any additional shares of Common Stock of the Company, then in each such case the Number of Warrant Shares shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately before such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, provided, however, that if such record date shall have been fixed and such dividend is not fully paid on the date fixed therefor, the Number of Warrant Shares shall be recomputed accordingly as of the close of business on such record date and thereafter the Number of Warrant Shares shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends. Any adjustment pursuant to clause (ii), (iii) or (iv) of this paragraph shall become effective immediately after the effective date of such subdivision, combination or issuance.

(b) Pro Rata Distributions. If, on or after the Original Issue Date, the Company shall declare or make any dividend or other pro rata distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction, but, for the avoidance of doubt, excluding any distribution of shares of Common Stock subject to Section 9(a), any distribution of Purchase Rights (as defined below) subject to Section 9(c) and any Fundamental Transaction (as defined below) subject to Section 9(d)) (a “Distribution”) then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including, without limitation, the Maximum Percentage (as defined below)), immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution; provided, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to such extent (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation.

(c) Purchase Rights. If at any time on or after the Original Issue Date, the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property, in each case pro rata to the record holders of any class of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights; provided, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to such extent (and shall not be entitled to beneficial ownership of such Common Stock as a result of such Purchase Right (and beneficial ownership) to such extent) and at the Holder’s election, in its sole discretion, either (1) such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right to be held similarly in abeyance) to the same extent as if there had been no such limitation or (2) the Company shall offer the Holder the right upon exercise of such Purchase Right to acquire a security (e.g. a pre-funded warrant) that would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage but will otherwise to the extent possible have economic and other rights, preferences and privileges substantially consistent and on par with the securities or other property issuable upon exercise of the originally offered Purchase Rights). As used in this Section 9(c), (i) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities and (ii) “Convertible Securities” mean any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Common Stock.

(d) Fundamental Transactions. If, at any time while this Warrant is outstanding (i) the Company effects any merger or consolidation of the Company with or into another Person, in which the Company is not the surviving entity or in which the stockholders of the Company immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such merger or consolidation, (ii) the Company effects any sale to another Person of all or substantially all of its assets in one or a series of related transactions, (iii) pursuant to any tender offer or exchange offer (whether by the Company or another Person), holders of capital stock tender shares representing more than 50% of the voting power of the capital stock of the Company and the Company or such other Person, as applicable, accepts such tender for payment, (iv) the Company consummates a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the voting power of the capital stock of the Company (except for any such transaction in which the stockholders of the Company immediately prior to such transaction maintain, in substantially the same proportions, the voting power of such Person immediately after the transaction) or (v) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock covered by Section 9(a) above) (in any such case, a “Fundamental Transaction”), then following such Fundamental Transaction the Holder shall have the right to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (including any Distributions or Purchase Rights then held in abeyance pursuant to Sections 9(b) or 9(c) above) without regard to any limitations on exercise contained herein (the “Alternate Consideration”). The Company shall not effect any Fundamental Transaction in which the Company is not the surviving entity or the Alternate Consideration includes securities of another Person unless (i) the Alternate Consideration is solely cash and the Company provides for the simultaneous “cashless exercise” of this Warrant pursuant to Section 10 below or (ii) prior to or simultaneously with the consummation thereof, any successor to the Company, surviving entity or other Person (including any purchaser of assets of the Company) shall assume the obligation to deliver to the Holder such Alternate Consideration as, in accordance with the foregoing provisions, the Holder may be entitled to receive, and the other obligations under this Warrant. The provisions of this paragraph (d) shall similarly apply to subsequent transactions analogous to a Fundamental Transaction type. Notwithstanding anything to the contrary in this Section 9(d), the Merger shall not constitute a Fundamental Transaction for purposes of this Warrant. From and after the Original Issue Date, this Warrant shall remain outstanding and exercisable solely for shares of Common Stock, and the term of this Warrant, any restriction on exercise and the other provisions of this Warrant shall otherwise remain unchanged; provided that the foregoing shall not limit any adjustment otherwise required pursuant to Section 9.

(e) Pre-Closing Distribution; CVR Agreement. For the avoidance of doubt, neither (i) the Pre-Closing Distribution (as defined in the Merger Agreement), nor (ii) the issuance or distribution of any contingent value rights pursuant to the CVR Agreement nor (iii) any payment or other consideration in respect thereof shall constitute a Distribution or Purchase Right for purposes of this Warrant.

(f) [Reserved].

(g) Number of Warrant Shares. Simultaneously with any adjustment to the Number of Warrant Shares pursuant to Section 9, the Exercise Price shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased Number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment. Notwithstanding the foregoing, in no event may the Exercise Price be adjusted below the par value of the Common Stock then in effect.

(h) Calculations. All calculations under this Section 9 shall be made to the nearest one-tenth of one cent or the nearest share, as applicable.

(i) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will, at the written request of the Holder, promptly compute such adjustment, in good faith, in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company’s transfer agent.

(j) Notice of Corporate Events. If, while this Warrant is outstanding, the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock (other than any issuance, distribution, payment or other consideration described in Section 9(e) or Section 9(f)), including, without limitation, any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice of such transaction at least ten days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice. In addition, if while this Warrant is outstanding, the Company authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction contemplated by Section 9(d), other than a Fundamental Transaction under clause (iii) of Section 9(d), the Company shall deliver to the Holder a notice of such Fundamental Transaction at least 30 days prior to the date such Fundamental Transaction is consummated. Holder agrees to maintain any information disclosed pursuant to this Section 9(j) in confidence until such information is publicly available, and shall comply with applicable law with respect to trading in the Company’s securities following receipt of any such information.

10. Payment of Exercise Price. Notwithstanding anything contained herein to the contrary, the Holder may, in its sole discretion, satisfy its obligation to pay the Exercise Price through a “cashless exercise”, in which event the Company shall issue to the Holder the number of Warrant Shares in an exchange of securities effected pursuant to Section 3(a)(9) of the Securities Act, determined as follows:

X = Y [(A-B)/A]

where:

“X” equals the number of Warrant Shares to be issued to the Holder;

“Y” equals the total number of Warrant Shares with respect to which this Warrant is then being exercised;

“A” equals the Closing Sale Price of the shares of Common Stock (as reported by Bloomberg Financial Market) as of the Trading Day on the date immediately preceding the Exercise Date); and

“B” equals the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

In the event that a registration statement registering the issuance of Warrant Shares is, for any reason, not effective at the time of exercise of this Warrant, then this Warrant may only be exercised through a cashless exercise, as set forth in this Section 10. If the Warrant Shares are issued in such a cashless exercise, the Company acknowledges and agrees that, in accordance with Section 3(a)(9) of the Securities Act, the Exercise Shares issued in such exercise shall take on the registered characteristics of the Warrants being exercised. Except as set forth in Section 5(b) (Buy-in Remedy) and Section 12 (No Fractional Shares), in no event will the exercise of this Warrant be settled in cash.

11. Limitations on Exercise.

(a) Notwithstanding anything to the contrary contained herein, the Company shall not effect the exercise of any portion of this Warrant, and the Holder of this Warrant shall not have the right to exercise any portion of the Warrant, and any such exercise shall be null and void ab initio and treated as if the exercise had not been made, to the extent that immediately prior to or following such exercise, the Holder, together with the Attribution Parties, beneficially owns or would beneficially own as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder, in excess of 9.99% (the “Maximum Percentage”) of the Common Stock that would be issued and outstanding following such exercise. For purposes of calculating beneficial ownership for determining whether the Maximum Percentage is or will be exceeded, the aggregate number of shares of Common Stock held and/or beneficially owned by the Holder together with the Attribution Parties, shall include the number of shares of Common Stock held and/or beneficially owned by the Holder together with the Attribution Parties plus the number of shares of Common Stock issuable upon exercise of the relevant Warrant with respect to which the determination is being made but shall exclude the number of shares of Common Stock which would be issuable upon (i) exercise of the remaining, unexercised Warrant held and/or beneficially owned by the Holder or the Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company held and/or beneficially owned by such Holder or any Attribution Party (including, without limitation, any convertible notes, convertible stock or warrants) that are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of this Section 11(a), beneficial ownership of the Holder or the Attribution Parties shall, except as set forth in the immediately preceding sentence, be calculated and determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder. For purposes of this Warrant, in determining the number of outstanding shares of Common Stock, a Holder of this Warrant may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company’s most recent Form 10-K, Form 10-Q, Current Report on Form 8-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Company’s transfer agent setting forth the number of shares of Common Stock outstanding (such issued and outstanding shares, the “Reported Outstanding Share Number”). For any reason at any time, upon the written or oral request of the Holder, the Company shall within one business day confirm orally and in writing or by electronic mail to the Holder the number of shares of Common Stock then outstanding. The Holder shall disclose to the Company the number of shares of Common Stock that it, together with the Attribution Parties holds and/or beneficially owns and has the right to acquire through the exercise of derivative securities and any limitations on exercise or conversion analogous to the limitation contained herein contemporaneously or immediately prior to submitting an Exercise Notice for the relevant Warrant. If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder’s, together with the Attribution Parties’, beneficial ownership, as determined pursuant to this Section 11(a), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Warrant Shares to be purchased pursuant to such Exercise Notice (the number of shares by which such purchase is reduced, the “Reduction Shares”) and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Shares. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder and the Attribution Parties since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of Common Stock to the Holder upon exercise of this Warrant results in the Holder, together with the Attribution Parties, being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the Exchange Act), the number of shares so issued by which the Holder’s, together with the Attribution Parties’, aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder and/or the Attribution Parties shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares. By written notice to the Company, a Holder of this Warrant may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 19.99% specified in such notice; provided that any increase in the Maximum Percentage will not be effective until the 61st day after such notice is delivered to the Company and shall not negatively affect any partial exercise effected prior to such change.

(b) This Section 11 shall not restrict the number of shares of Common Stock which a Holder or the Attribution Parties may receive or beneficially own in order to determine the amount of securities or other consideration that such Holder or the Attribution Parties may receive in the event of a Fundamental Transaction as contemplated in Section 9(d) of this Warrant. For purposes of clarity, the shares of Common Stock issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder or the Attribution Parties for any purpose including for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder or Section 16 of the Exchange Act and the rules promulgated thereunder, including Rule 16a-1(a)(1). No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 11 to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 11 or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Warrant.

12. No Fractional Shares. No fractional Warrant Shares will be issued in connection with any exercise of this Warrant. In lieu of any fractional shares that would otherwise be issuable, the number of Warrant Shares to be issued shall be rounded down to the next whole number and the Company shall pay the Holder in cash the fair market value (based on the Closing Sale Price) for any such fractional shares.

13. Notices. Any and all notices or other communications or deliveries hereunder (including, without limitation, any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered confirmed e-mail at the e-mail address specified in the books and records of the Transfer Agent prior to 5:30 P.M., New York City time, on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via confirmed e-mail at the e-mail address specified in the books and records of the Transfer Agent on a day that is not a Trading Day or later than 5:30 P.M., New York City time, on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service specifying next business day delivery, or (iv) upon actual receipt by the Person to whom such notice is required to be given, if by hand delivery.

14. Warrant Agent. The Company shall initially serve as warrant agent under this Warrant. Upon 30 days’ notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register.

15. Miscellaneous.

(a) No Rights as a Stockholder. Except as otherwise set forth in this Warrant, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose (except to the extent the Holder is required to be deemed a holder of the Warrant Shares for tax purposes under applicable tax law), nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

(b) Further Assurances. Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate or articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant. Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(c) Successors and Assigns. Subject to compliance with applicable securities laws, this Warrant may be assigned by the Holder. This Warrant may not be assigned by the Company without the written consent of the Holder, except to a successor in the event of a Fundamental Transaction or the Merger. This Warrant shall be binding on and inure to the benefit of the Company and the Holder and their respective successors and assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant.

(d) Amendment and Waiver. This Warrant may be amended only in writing signed by the Company and the Holder, or their successors and assigns. Except as otherwise provided herein, the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

(e) Acceptance. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

(f) Governing Law; Jurisdiction. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PERSON AT THE ADDRESS IN EFFECT FOR NOTICES TO IT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH OF THE COMPANY AND THE HOLDER HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(g) Headings. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(h) Severability. If any part or provision of this Warrant is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Warrant shall remain binding upon the parties hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

WEREWOLF THERAPEUTICS, INC.
By:
Name:
Title:

SCHEDULE 1

FORM OF EXERCISE NOTICE

[To be executed by the Holder to purchase shares of Common Stock under the Warrant]

Ladies and Gentlemen:

(1) The undersigned is the Holder of Warrant No. __ (the “Warrant”) issued by Werewolf Therapeutics, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined herein have the respective meanings set forth in the Warrant.

(2) The undersigned hereby exercises its right to purchase _____ Warrant Shares pursuant to the Warrant.

(3) The Holder intends that payment of the Exercise Price shall be made as (check one):

☐	Cash Exercise

☐	“Cashless Exercise” under Section 10 of the Warrant

(4) If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $ _____ in immediately available funds to the Company in accordance with the terms of the Warrant.

(5) Pursuant to this Exercise Notice, the Company shall deliver to the Holder Warrant Shares determined in accordance with the terms of the Warrant. The Warrant Shares shall be delivered (check one):

☐	to the following DWAC Account Number: _______________________________

☐	in book-entry form via a direct registration system

☐	by physical delivery of a certificate to: ______________________________________________________
______________________________________________________

☐	in restricted book-entry form in the Company’s share register

(6) By its delivery of this Exercise Notice, the undersigned represents and warrants to the Company that in giving effect to the exercise evidenced hereby the Holder (i) the Holder is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended and (ii) will not beneficially own in excess of the number of shares of Common Stock (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) permitted to be owned under Section 11(a) of the Warrant to which this notice relates.

Dated:

Name of Holder:

By:

Name:

Title:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

Exhibit 10.1

STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Support Agreement”) is being delivered on August 21, 2026 by the person or persons named on the signature pages hereto (collectively, the “Holder”), as the holder of Werewolf Shares (as defined below) of Werewolf Therapeutics, Inc., a Delaware corporation (“Werewolf”), to Ambros Therapeutics, Inc., a Delaware corporation (“Ambros”) and to Werewolf.

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), as amended from time to time, dated as of August 21, 2026, by and among Ambros, Werewolf and Merger Sub. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

As of the date hereof, the Holder is the record (as defined in Rule 12g5-1 promulgated under the Exchange Act) or beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Werewolf Common Stock, Werewolf Options and other securities convertible into, or exercisable or exchangeable for, shares of Werewolf Common Stock, in each case as set forth on Exhibit A hereto (collectively, the “Werewolf Shares”).

As a condition and inducement to Ambros’s and Werewolf’s willingness to enter into the Merger Agreement, the Holder has agreed to enter into this Support Agreement.

1. Agreement to Vote. From the date hereof until the Termination Date (as defined below), the Holder agrees to appear (in person or by proxy) at every meeting of the stockholders of Werewolf (or any class or series of stockholders, as applicable) convened in connection with the matters related to the Merger Agreement, and at every adjournment or postponement thereof, or otherwise cause all Werewolf Shares it beneficially owns and is entitled to vote to be counted as present thereat for purposes of calculating a quorum, and to vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, and shall not enter into any agreement or otherwise give instructions to any person to vote in any manner inconsistent with this Support Agreement, at every such meeting and in connection with any action proposed to be taken by written consent of the stockholders of Werewolf, all Werewolf Shares it beneficially owns and is entitled to vote at such meeting:

(a)

in favor of (i) the adoption and approval of the Merger Agreement and the terms thereof, including the Contemplated Transactions and the other actions contemplated by the Merger Agreement, (ii) the Merger, and (iii) the Werewolf Stockholder Matters and each of the items recommended by the Werewolf Board set forth in the Werewolf Proxy Statement filed in connection with the Werewolf Stockholder Meeting, and (iv) any proposal to adjourn or postpone any meeting of the stockholders of Werewolf to a later date if there are not sufficient votes to approve the Werewolf Stockholder Matters or if there are not sufficient shares present in person or represented by proxy at such meeting to constitute a quorum; and

(b)

against (i) any Acquisition Proposal, Acquisition Transaction, or any other action that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the Contemplated Transactions, and (ii) against any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or obligation of Werewolf in the Merger Agreement (clauses (a) and (b) collectively, the “Supported Matters”).

From the date hereof until the Termination Date, in the event of (i) a stock split, stock dividend or distribution, or any change in the capital stock of Werewolf by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like or (ii) the acquisition of sole or shared voting power by the Holder of additional shares of capital stock or other equity securities of Werewolf, whether by the exercise of Werewolf Options or otherwise, including, without limitation, by gift or succession, then the term “Werewolf Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction, and such Werewolf Shares shall be subject to the terms and conditions of this Support Agreement to the same extent as if they constituted Werewolf Shares as of the date of the execution of this Support Agreement, without the need for any further action by the parties (including, for the avoidance of doubt, with respect to Exhibit A).

2. No Transfer. From the date hereof until the Termination Date, the Holder agrees not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to this Support Agreement, the Merger Agreement or the transactions contemplated hereby or thereby), assign, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of the Werewolf Shares. The Holder further agrees not to (i) deposit (or permit the deposit of) any Werewolf Shares in a voting trust or grant any proxy or power of attorney with respect to any Werewolf Shares (other than the proxy contemplated by Section 11) or (ii) enter into any voting agreement or similar arrangement, commitment or understanding with respect to any Werewolf Shares inconsistent with the Holder’s obligations under this Support Agreement. Any Transfer or purported Transfer of Werewolf Shares in breach or violation of this Support Agreement shall be void and of no force or effect. Notwithstanding the foregoing, the restrictions set forth in this Section 2 shall not apply to: (a) Transfers by gift to members of the Holder’s immediate family or to a trust, the beneficiary of which is a member of the Holder’s immediate family, an affiliate of such Person or to a charitable organization; (b) Transfers by virtue of laws of descent and distribution upon death of the individual; (c) Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement; (d) Transfers to a partnership, limited liability company or other entity of which the Holder and/or the immediate family of the Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (e) Transfers to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust; (f) Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (g) the settlement, exercise, termination or vesting of any Werewolf Options, including in order to (i) pay the exercise price thereof or (ii) satisfy taxes applicable thereto; and (h) Transfers to any Affiliate, equityholder, partner or member of such Holder; provided, however, that (i) no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such Transfer (other than filings made in respect of involuntary Transfers; provided, that reasonable notice shall be provided to Ambros prior to any such filing) and that (ii), to the fullest extent permitted by applicable Law, for any permitted Transfers pursuant clauses (a) to (h) (other than clause (g)), the Werewolf Shares so Transferred shall continue to be subject to the provisions of this Support Agreement and, as a condition precedent to any such Transfer, these permitted transferees must enter into a written agreement, in substantially the form of this Support Agreement, agreeing to be bound by all of the terms and conditions of this Support Agreement and shall have the same rights and benefits under this Support Agreement.

3. Documentation and Information. The Holder shall permit and hereby authorizes Werewolf and Ambros to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Werewolf or Ambros reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, the Holder’s identity and ownership of the Werewolf Shares and the nature of the Holder’s commitments and obligations under this Agreement. Werewolf is an intended third-party beneficiary of this Section 3.

4. Representations and Warranties of the Holder. The Holder hereby represents and warrants to Ambros and Werewolf as follows:

(a) the Holder has full power and authority (or legal capacity, if the Holder is a natural person) to execute and deliver this Support Agreement and to perform the Holder’s obligations hereunder;

(b) this Support Agreement has been duly executed and delivered by the Holder, and, assuming this Support Agreement constitutes a valid and binding obligation of Ambros and Werewolf, constitutes a valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and the Holder understands that each of Ambros and Werewolf is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Support Agreement;

(c) the Holder is the record or beneficial owner of the Werewolf Shares, free and clear of any and all Encumbrances (other than Encumbrances arising under applicable securities Laws or created by this Support Agreement), and does not beneficially own any securities of Werewolf other than the shares of Werewolf Common Stock and rights to purchase or otherwise acquire shares of Werewolf Common Stock set forth in Exhibit A;

(d) the execution and delivery of this Support Agreement by the Holder will not (i) result in a violation or breach of any agreement to which the Holder is a party, (ii) violate any Law or order applicable to the Holder or (iii) if Holder is an entity, violate any constituent or organizational document, except in each case as would not prevent or materially delay the Holder from performing its obligations hereunder;

(e) as of the date of this Support Agreement, there is no proceeding pending or, to the knowledge of the Holder, threatened against the Holder or any of the Holder’s properties or assets (whether tangible or intangible) that would reasonably be expected to prevent or materially impair the ability of the Holder to perform the Holder’s obligations hereunder;

(f) (i) the Holder does not have any agreement, arrangement, or understanding, whether written or oral, formal or informal, with any other holder of Werewolf Common Stock to act together for the purpose of acquiring, holding, voting, or disposing of shares of Werewolf Common Stock, nor does the Holder otherwise act in concert with any other holder of Werewolf Common Stock in connection with the exercise of any rights or powers arising from the ownership of Werewolf Common Stock, (ii) without limiting the generality of the foregoing, the Holder is not a member of a “group” (as such term is used in Section 13(d)(3) of the Exchange Act) with any other holder of any equity securities of Werewolf for the purpose of acquiring, holding, voting, or disposing of equity securities of Werewolf and (iii) the Holder has not granted any proxy or power of attorney with respect to any Werewolf Shares that remains in effect, deposited any Werewolf Shares into a voting trust or entered into any voting agreement or similar arrangement, commitment or understanding with respect to the voting of any Werewolf Shares, in each case except as contemplated by this Support Agreement;

(g) the Holder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to the stockholders of Werewolf, and this Support Agreement with counsel of the Holder’s own choosing. The Holder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Holder understands that it must rely solely on its advisors and not on any statements or representations made by Ambros or Werewolf, or any of their respective agents or representatives. The Holder understands that the Holder (and not Ambros or Werewolf) shall be responsible for the Holder’s tax liability that may arise as a result of the Merger or the transactions contemplated by the Merger Agreement. The Holder understands and acknowledges that Ambros, Werewolf, and Merger Sub are entering into the Merger Agreement in reliance upon the Holder’s execution, delivery and performance of this Support Agreement; and

(h) the Holder has full voting power with respect to the Werewolf Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Support Agreement, in each case with respect to all of the Werewolf Shares. None of the Werewolf Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Werewolf Shares, in each case except as contemplated by this Support Agreement.

5. No Impact on Directors’ or Officers’ Duties. Notwithstanding any provision of this Support Agreement to the contrary, the parties acknowledge that (a) the Holder is entering into this Support Agreement solely in the Holder’s capacity as a record or beneficial owner of Werewolf Common Stock and not in such Holder’s capacity as a director, officer or employee of Werewolf or in the Holder’s capacity as a trustee or fiduciary of any Werewolf Equity Plans and (b) nothing in this Support Agreement is intended to limit or restrict the Holder, or a designee of the Holder, who is a director or officer of Werewolf from taking any action or inaction or voting in favor in the Holder’s sole discretion on any matter in his or her capacity as a director of Werewolf or in the Holder’s capacity as a trustee or fiduciary of any Werewolf Equity Plans (if applicable), or fulfilling the obligations of such office, and none of such actions in such capacity shall be deemed to constitute a breach of this Support Agreement.

6. No Ownership Interest. Nothing contained in this Support Agreement will be deemed to vest in Ambros any direct or indirect ownership or incidents of ownership of or with respect to the Werewolf Shares. All rights, ownership and economic benefits of and relating to the Werewolf Shares will remain and belong to the Holder, and Ambros will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Werewolf or exercise any power or authority to direct the Holder in the voting of any of the Werewolf Shares, except as otherwise expressly provided herein with respect to the Werewolf Shares and except as otherwise expressly provided in the Merger Agreement.

7. No Solicitation. From the date hereof until the Termination Date, the Holder (solely in his, her or its capacity as a stockholder of Werewolf) shall not, directly or indirectly: (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (b) furnish any non-public information regarding Werewolf to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (c) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 7) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (d) approve, endorse or recommend any Acquisition Proposal; (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (f) publicly propose to do any of the foregoing; provided, however, that the foregoing restrictions in this Section 7 shall only apply to the Holder in the Holder’s capacity as a holder of Werewolf Common Stock and not, for the avoidance of doubt, in the Holder’s capacity as a director or officer (if applicable) of Werewolf, whose activities with respect to any Acquisition Proposal or Acquisition Inquiry shall be governed by the Merger Agreement. Notwithstanding anything to the contrary herein, this Section 7 is subject in all respects to Section 5 of this Support Agreement.

8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

a.	if to Ambros, to:

Ambros Therapeutics, Inc.

18575 Jamboree Road, Suite 275-S

Irvine, California 92612

Attn: Legal Department

Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP

55 Hudson Yards

New York, NY 10001

Attention: [***]

Email: [***]

b.	if to Werewolf, to:

Werewolf Therapeutics, Inc.

303 Wyman Street, Suite 300

Waltham, MA 02451

Attention: Legal Department

Email: [***]

with a copy to (which shall not constitute notice):

Sidley Austin LLP

60 State Street, 36th Floor

Boston, MA 02109

Attn: [***]

Email: [***]

c.	if to the Holder, at the e-mail address on the signature page hereto.

9. Termination. This Support Agreement shall automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated, (b) such date and time as there is any amendment of the Merger Agreement, without the prior written consent of the Holder, that reduces the amount or changes the form of the consideration payable to the holders of Werewolf Common Stock in the Contemplated Transactions in a manner that is adverse to the Holder, (c) such date and time as the Werewolf Board shall have effected a Werewolf Board Adverse Recommendation Change, (d) the Effective Time and (e) such date and time as a written agreement executed by the parties hereto to terminate this Support Agreement is effective (such date, the “Termination Date”). Notwithstanding the foregoing, Section 8 (Notices), this Section 9 and Sections 15 through 25 shall survive any termination of this Support Agreement in accordance with their respective terms, and no termination of this Support Agreement shall relieve any party hereto from any liability for such party’s willful and material breach of this Support Agreement prior to such termination.

10. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Support Agreement and continuing until the Termination Date, in furtherance of this Support Agreement, the Holder hereby authorizes Werewolf or its counsel to notify Werewolf’s transfer agent that there is a stop transfer order with respect to all of the Werewolf Shares (and that this Support Agreement places limits on the voting and transfer of such Werewolf Shares).

11. Irrevocable Proxy. By execution of this Support Agreement, the Holder does hereby appoint Ambros and any of its designees with full power of substitution and resubstitution, as the Holder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the Holder’s rights with respect to the Werewolf Shares, to vote and exercise all voting and related rights, including the right to sign the Holder’s name (solely in its capacity as a stockholder) to any stockholder consent. The Holder intends this proxy to be irrevocable and coupled with an interest hereunder until the Termination Date, hereby revokes (or agrees to cause to be revoked) any proxy previously granted by the Holder with respect to the Werewolf Shares and represents that none of such previously-granted proxies are irrevocable. The Holder hereby affirms that the proxy set forth in this Section 11 is given in connection with, and granted in consideration of, and as an inducement to Ambros, Werewolf, and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Holder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of the Holder and the obligations of the Holder shall be binding on the Holder’s heirs, personal representatives, successors, transferees and assigns. The Holder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Werewolf Shares with respect to the matters set forth in Section 1 until after the Termination Date. With respect to any Werewolf Shares that are owned beneficially by the Holder but are not held of record by the Holder (other than shares beneficially owned by the Holder that are held in the name of a bank, broker or nominee), the Holder shall take all action necessary to cause the record holder of such Werewolf Shares to grant the irrevocable proxy and take all other actions provided for in this Section 11 with respect to such Werewolf Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Termination Date.

12. No Legal Actions. The Holder will not in its capacity as a stockholder of Werewolf bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Holder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Werewolf Board, constitutes a breach of any fiduciary duty of the Werewolf Board or any member thereof.

13. Entire Agreement. This Support Agreement constitutes the entire agreement, and supersedes all prior agreements and understanding, both written and oral, among the parties hereto with respect to the subject matter hereof and is fully binding on the parties hereto.

14. Counterparts. This Support Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or ..pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

15. Assignment. Neither this Support Agreement nor any of the rights, interests or obligations under this Support Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Ambros may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Ambros of any of its obligations hereunder. Any purported assignment without such consent shall be void. Subject to the preceding sentences, the terms of this Support Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

16. Amendment; Waiver. This Support Agreement may not be amended or modified except in writing signed by each of the parties hereto. Any provision of this Support Agreement may be waived if such waiver is in writing and is signed by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

17. Severability. Any term or provision of this Support Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Support Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Support Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Support Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

18. Confidentiality. Except to the extent required by applicable Law, the Holder shall hold any non-public information regarding this Support Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Ambros has publicly disclosed its entry into the Merger Agreement and this Support Agreement; provided, however, that the Holder may disclose such information (a) to its attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided such representatives are subject to confidentiality obligations at least as restrictive as those contained herein), and (b) to any Affiliate, partner, member, stockholder, parent or subsidiary of the Holder, provided in each case that the Stockholder informs the Person receiving the information that such information is confidential and such Person agrees in writing to abide by the terms of this Section 18. Neither Holder nor any of its Affiliates (other than Werewolf, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of Werewolf and Ambros, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with Werewolf and Ambros to the extent practicable. Werewolf is an intended third-party beneficiary of this Section 18.

19. Governing Law; Jurisdiction; Waiver of Jury Trial. This Support Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Support Agreement or any of the Contemplated Transactions, each of the parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 8 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

20. Specific Performance. Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Support Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Support Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.

21. Expenses. All fees, costs and expenses incurred in connection with this Support Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, costs and expenses.

22. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Support Agreement.

23. Construction.

For purposes of this Support Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Support Agreement.

As used in this Support Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

Except as otherwise indicated, all references in this Support Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Support Agreement and Exhibits to this Support Agreement, respectively.

The headings contained in this Support Agreement are for convenience of reference only, shall not be deemed to be a part of this Support Agreement and shall not be referred to in connection with the construction or interpretation of this Support Agreement.

24. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Support Agreement, this Support Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Support Agreement is executed by all parties hereto.

25. Non-Recourse. This Support Agreement may only be enforced against, and any Legal Proceeding based upon, arising out of, or related to this Support Agreement, or the negotiation, execution or performance of this Support Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any director, officer, employee, incorporator, manager, member, direct or indirect general or limited partner, direct or indirect stockholder, direct or indirect equityholder, direct or indirect controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing, shall have any liability to the Holder, Ambros or Werewolf for any obligations or liabilities of any party under this Support Agreement or for any Legal Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith.

[The remainder of the page is intentionally left blank.]

The parties hereto have executed this Support Agreement as of the date first set forth above.

HOLDER:

By:
Name:
Title:
E-mail:

[Signature Page to Support Agreement]

Agreed to and Acknowledged as of the date first set forth above:

AMBROS:

AMBROS THERAPEUTICS, INC.

By:
Name:
Title:

WEREWOLF:

WEREWOLF THERAPEUTICS, INC.

By:
Name:
Title:

Exhibit A

Werewolf Shares

Holder	Werewolf Common Stock	Werewolf Options

Exhibit 10.2

STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Support Agreement”) is being delivered on August 21, 2026 by the person or persons named on the signature pages hereto (collectively, the “Holder”), as the holder of Ambros Shares (as defined below) of Ambros Therapeutics, Inc., a Delaware corporation (“Ambros”), to Werewolf Therapeutics, Inc., a Delaware corporation (“Werewolf”).

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), as amended from time to time, dated as of August 21, 2026, by and among Ambros, Werewolf and Wave Atlantis Merger Sub, Inc. (“Merger Sub”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

As of the date hereof, the Holder is the record (as defined in Rule 12g5-1 promulgated under the Exchange Act) or beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Ambros Capital Stock, Ambros Options and other securities convertible into, or exercisable or exchangeable for, shares of Ambros Capital Stock, in each case as set forth on Exhibit A hereto (collectively, the “Ambros Shares”).

As a condition and inducement to Ambros’s and Werewolf’s willingness to enter into the Merger Agreement, the Holder has agreed to enter into this Support Agreement. Reference is made to (i) that certain Investors’ Rights Agreement, as amended from time to time, dated as of September 30, 2025, by and among Ambros and the Investors party thereto (the “Investors’ Rights Agreement”), (ii) that certain Voting Agreement, as amended from time to time, dated as of September 30, 2025, by and among Ambros, the Investors, the Key Holders and the other Stockholders party thereto (the “Voting Agreement”), and (iii) that certain Right of First Refusal and Co-Sale Agreement, as amended from time to time, dated as of September 30, 2025, by and among Ambros, the Investors and the Key Holders party thereto (the “ROFR Agreement”, and together with the Investors’ Rights Agreement and the Voting Agreement, the “Existing Investor Agreements”), in each case to which the Holder is a party.

1. Agreement to Vote; Written Consent. From the date hereof until the Termination Date (as defined below), the Holder agrees that, promptly following delivery to the Holder of the Ambros Stockholder Written Consent (and in any event within the time period specified in Section 6.2(a) of the Merger Agreement), the Holder shall execute and deliver to Ambros the Ambros Stockholder Written Consent with respect to all Ambros Shares it beneficially owns and is entitled to vote, and shall not enter into any agreement or otherwise give instructions to any Person to vote or consent in any manner inconsistent with this Support Agreement. In furtherance of the foregoing, and without limiting the generality thereof, the Holder shall vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all Ambros Shares it beneficially owns and is entitled to vote, if for any reason a meeting of the stockholders of Ambros (or any class or series of stockholders, as applicable) is convened in connection with the matters related to the Merger Agreement in lieu of, or in addition to, the solicitation of the Ambros Stockholder Written Consent, in which case the Holder agrees to appear (in person or by proxy) at every such meeting, and at every adjournment or postponement thereof, or otherwise cause all Ambros Shares it beneficially owns and is entitled to vote to be counted as present thereat for purposes of calculating a quorum:

(a)

in favor of (i) the adoption and approval of the Merger Agreement and the terms thereof, including the Contemplated Transactions and the other actions contemplated by the Merger Agreement, and (ii) the Merger; and

(b)

against (i) any Acquisition Proposal, Acquisition Transaction, or any other action that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the Contemplated Transactions, and (ii) against any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or obligation of Ambros in the Merger Agreement (clauses (a) and (b) collectively, the “Supported Matters”).

From the date hereof until the Termination Date, in the event of (i) a stock split, stock dividend or distribution, or any change in the capital stock of Ambros by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like or (ii) the acquisition of sole or shared voting power by the Holder of additional shares of capital stock or other equity securities of Ambros, whether by the exercise of Ambros Options or otherwise, including, without limitation, by gift or succession, then the term “Ambros Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction, and such Ambros Shares shall be subject to the terms and conditions of this Support Agreement to the same extent as if they constituted Ambros Shares as of the date of the execution of this Support Agreement, without the need for any further action by the parties (including, for the avoidance of doubt, with respect to Exhibit A).

2. No Transfer. From the date hereof until the Termination Date, the Holder agrees not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to this Support Agreement, the Merger Agreement or the transactions contemplated hereby or thereby), assign, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of the Ambros Shares. The Holder further agrees not to (i) deposit (or permit the deposit of) any Ambros Shares in a voting trust or grant any proxy or power of attorney with respect to any Ambros Shares (other than the proxy contemplated by Section 11) or (ii) enter into any voting agreement or similar arrangement, commitment or understanding with respect to any Ambros Shares inconsistent with the Holder’s obligations under this Support Agreement. Any Transfer or purported Transfer of Ambros Shares in breach or violation of this Support Agreement shall be void and of no force or effect. Notwithstanding the foregoing, the restrictions set forth in this Section 2 shall not apply to: (a) Transfers by gift to members of the Holder’s immediate family or to a trust, the beneficiary of which is a member of the Holder’s immediate family, an affiliate of such Person or to a charitable organization; (b) Transfers by virtue of laws of descent and distribution upon death of the individual; (c) Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement; (d) Transfers to a partnership, limited liability company or other entity of which the Holder and/or the immediate family of the Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (e) Transfers to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust; (f) Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (g) the settlement, exercise, termination or vesting of any Ambros Options, including in order to (i) pay the exercise price thereof or (ii) satisfy taxes applicable thereto; and (h) Transfers to any Affiliate, equityholder, partner or member of such Holder; provided, however, that (i) no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such Transfer (other than filings made in respect of involuntary Transfers; provided, that reasonable notice shall be provided to Werewolf prior to any such filing) and that (ii), to the fullest extent permitted by applicable Law, for any permitted Transfers pursuant clauses (a) to (h) (other than clause (g)), the Ambros Shares so Transferred shall continue to be subject to the provisions of this Support Agreement and, as a condition precedent to any such Transfer, these permitted transferees must enter into a written agreement, in substantially the form of this Support Agreement, agreeing to be bound by all of the terms and conditions of this Support Agreement and shall have the same rights and benefits under this Support Agreement.

3. Documentation and Information. The Holder shall permit and hereby authorizes Ambros and Werewolf to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Ambros or Werewolf reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, the Holder’s identity and ownership of the Ambros Shares and the nature of the Holder’s commitments and obligations under this Agreement. Werewolf is an intended third-party beneficiary of this Section 3.

4. Representations and Warranties of the Holder. The Holder hereby represents and warrants to Werewolf and Ambros as follows:

(a) the Holder has full power and authority (or legal capacity, if the Holder is a natural person) to execute and deliver this Support Agreement and to perform the Holder’s obligations hereunder;

(b) this Support Agreement has been duly executed and delivered by the Holder, and, assuming this Support Agreement constitutes a valid and binding obligation of Werewolf and Ambros, constitutes a valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and the Holder understands that each of Werewolf and Ambros is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Support Agreement;

(c) the Holder is the record or beneficial owner of the Ambros Shares, free and clear of any and all Encumbrances (other than Encumbrances arising under applicable securities Laws or created by this Support Agreement), and does not beneficially own any securities of Ambros other than the shares of Ambros Capital Stock and rights to purchase or otherwise acquire shares of Ambros Capital Stock set forth in Exhibit A;

(d) the execution and delivery of this Support Agreement by the Holder will not (i) result in a violation or breach of any agreement to which the Holder is a party, (ii) violate any Law or order applicable to the Holder or (iii) if Holder is an entity, violate any constituent or organizational document, except in each case as would not prevent or materially delay the Holder from performing its obligations hereunder;

(e) as of the date of this Support Agreement, there is no proceeding pending or, to the knowledge of the Holder, threatened against the Holder or any of the Holder’s properties or assets (whether tangible or intangible) that would reasonably be expected to prevent or materially impair the ability of the Holder to perform the Holder’s obligations hereunder;

(f) (i) other than the Existing Investor Agreements, the Holder does not have any agreement, arrangement, or understanding, whether written or oral, formal or informal, with any other holder of Ambros Capital Stock to act together for the purpose of acquiring, holding, voting, or disposing of shares of Ambros Capital Stock, nor does the Holder otherwise act in concert with any other holder of Ambros Capital Stock in connection with the exercise of any rights or powers arising from the ownership of Ambros Capital Stock, other than pursuant to the Existing Investor Agreements, (ii) without limiting the generality of the foregoing, other than as a result of the Existing Investor Agreements, the Holder is not a member of a “group” (as such term is used in Section 13(d)(3) of the Exchange Act) with any other holder of any equity securities of Ambros for the purpose of acquiring, holding, voting, or disposing of equity securities of Ambros and (iii) other than pursuant to the Voting Agreement, the Holder has not granted any proxy or power of attorney with respect to any Ambros Shares that remains in effect, deposited any Ambros Shares into a voting trust or entered into any voting agreement or similar arrangement, commitment or understanding with respect to the voting of any Ambros Shares, in each case except as contemplated by this Support Agreement;

(g) the Holder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment, allocation, and type of the consideration to be paid to the stockholders of Ambros as well as holders of Ambros Options, and this Support Agreement with counsel of the Holder’s own choosing. The Holder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Holder understands that it must rely solely on its advisors and not on any statements or representations made by Werewolf or Ambros, or any of their respective agents or representatives. The Holder understands that the Holder (and not Werewolf or Ambros) shall be responsible for the Holder’s tax liability that may arise as a result of the Merger or the transactions contemplated by the Merger Agreement. The Holder understands and acknowledges that Ambros, Werewolf, and Merger Sub are entering into the Merger Agreement in reliance upon the Holder’s execution, delivery and performance of this Support Agreement; and

(h) the Holder has full voting power with respect to the Ambros Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Support Agreement, in each case with respect to all of the Ambros Shares, in each case, subject to the Existing Investor Agreements. Other than the Existing Investor Agreements, none of the Ambros Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Ambros Shares, in each case except as contemplated by this Support Agreement.

5. No Impact on Directors’ or Officers’ Duties. Notwithstanding any provision of this Support Agreement to the contrary, the parties acknowledge that (a) the Holder is entering into this Support Agreement solely in the Holder’s capacity as a record or beneficial owner of Ambros Capital Stock and not in such Holder’s capacity as a director, officer or employee of Ambros or in the Holder’s capacity as a trustee or fiduciary of any Ambros Equity Plan and (b) nothing in this Support Agreement is intended to limit or restrict the Holder, or a designee of the Holder, who is a director or officer of Ambros from taking any action or inaction or voting in favor in the Holder’s sole discretion on any matter in his or her capacity as a director of Ambros or in the Holder’s capacity as a trustee or fiduciary of any Ambros Equity Plan (if applicable), or fulfilling the obligations of such office, and none of such actions in such capacity shall be deemed to constitute a breach of this Support Agreement.

6. No Ownership Interest. Nothing contained in this Support Agreement will be deemed to vest in Werewolf any direct or indirect ownership or incidents of ownership of or with respect to the Ambros Shares. All rights, ownership and economic benefits of and relating to the Ambros Shares will remain and belong to the Holder, and Werewolf will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Ambros or exercise any power or authority to direct the Holder in the voting of any of the Ambros Shares, except as otherwise expressly provided herein with respect to the Ambros Shares and except as otherwise expressly provided in the Merger Agreement.

7. No Solicitation. From the date hereof until the Termination Date, the Holder (solely in his, her or its capacity as a stockholder of Ambros) shall not, directly or indirectly: (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (b) furnish any non-public information regarding Ambros to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (c) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 7) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (d) approve, endorse or recommend any Acquisition Proposal; (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (f) publicly propose to do any of the foregoing; provided, however, that the foregoing restrictions in this Section 7 shall only apply to the Holder in the Holder’s capacity as a holder of Ambros Capital Stock and not, for the avoidance of doubt, in the Holder’s capacity as a director or officer (if applicable) of Ambros, whose activities with respect to any Acquisition Proposal or Acquisition Inquiry shall be governed by the Merger Agreement. Notwithstanding anything to the contrary herein, this Section 7 is subject in all respects to Section 5 of this Support Agreement.

8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

a. if to Ambros, to:

Ambros Therapeutics, Inc.

18575 Jamboree Road, Suite 275-S

Irvine, California 92612

Attention: Legal Department

Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP

55 Hudson Yards

New York, NY 10001

Attention: [***]

Email: [***]

b. if to Werewolf, to:

Werewolf Therapeutics, Inc.

303 Wyman Street, Suite 300

Waltham, MA 02451

Attention: Legal Department

Email: [***]

with a copy to (which shall not constitute notice):

Sidley Austin LLP

60 State Street, 36th Floor

Boston, MA 02109

Attention: [***]

Email: [***]

c. if to the Holder, at the e-mail address on the signature page hereto.

9. Termination. This Support Agreement shall automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated, (b) such date and time as there is any amendment of the Merger Agreement, without the prior written consent of the Holder, that reduces the amount or changes the form of the consideration payable to the holders of Ambros Capital Stock in the Contemplated Transactions in a manner that is adverse to the Holder, (c) such date and time as the Ambros Board shall have effected an Ambros Board Adverse Recommendation Change, (d) the Effective Time and (e) such date and time as a written agreement executed by the parties hereto to terminate this Support Agreement is effective (such date, the “Termination Date”). Notwithstanding the foregoing, Section 8 (Notices), this Section 9 and Sections 16 through 26 shall survive any termination of this Support Agreement in accordance with their respective terms, and no termination of this Support Agreement shall relieve any party hereto from any liability for such party’s willful and material breach of this Support Agreement prior to such termination.

10. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Support Agreement and continuing until the Termination Date, in furtherance of this Support Agreement, the Holder hereby authorizes Ambros or its counsel to notify Ambros’s transfer agent that there is a stop transfer order with respect to all of the Ambros Shares (and that this Support Agreement places limits on the voting and transfer of such Ambros Shares).

11. Irrevocable Proxy. The Holder’s execution and delivery of the Ambros Stockholder Written Consent pursuant to Section 1 shall constitute the Holder’s binding vote and consent, in its capacity as a stockholder of Ambros, in favor of the Supported Matters. In addition, and solely as a backstop in the event that a meeting of the stockholders of Ambros is convened, or a vote of the stockholders of Ambros is otherwise sought, with respect to the Supported Matters in lieu of, or in addition to, the Ambros Stockholder Written Consent, by execution of this Support Agreement, the

Holder does hereby appoint Werewolf and any of its designees with full power of substitution and resubstitution, as the Holder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the Holder’s rights with respect to the Ambros Shares, to vote and exercise all voting and related rights, including the right to sign the Holder’s name (solely in its capacity as a stockholder) to any stockholder consent. The Holder intends this proxy to be irrevocable and coupled with an interest hereunder until the Termination Date, hereby revokes (or agrees to cause to be revoked) any proxy previously granted by the Holder with respect to the Ambros Shares and represents that none of such previously-granted proxies are irrevocable. The Holder hereby affirms that the proxy set forth in this Section 11 is given in connection with, and granted in consideration of, and as an inducement to Werewolf, Ambros, and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Holder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of the Holder and the obligations of the Holder shall be binding on the Holder’s heirs, personal representatives, successors, transferees and assigns. The Holder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Ambros Shares with respect to the matters set forth in Section 1 until after the Termination Date. With respect to any Ambros Shares that are owned beneficially by the Holder but are not held of record by the Holder (other than shares beneficially owned by the Holder that are held in the name of a bank, broker or nominee), the Holder shall take all action necessary to cause the record holder of such Ambros Shares to grant the irrevocable proxy and take all other actions provided for in this Section 11 with respect to such Ambros Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Termination Date.

12. Waiver of Appraisal Rights. In connection with the Contemplated Transactions, the Holder hereby expressly (a) waives, to the extent permitted under applicable Law, any and all rights under Section 262 of Delaware Law, a copy of which is attached hereto as Exhibit B, with respect to any Ambros Shares and any and all rights under any other applicable Law granting the Holder the right to have any Ambros Shares appraised in connection with the Contemplated Transactions or to otherwise dissent from the Contemplated Transactions and (b) agrees that the Holder will not, under any circumstances in connection with the Contemplated Transactions, exercise any dissenters’ or appraisal rights in respect of any Ambros Shares.

13. No Legal Actions. The Holder will not in its capacity as a stockholder of Ambros bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Holder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Ambros Board, constitutes a breach of any fiduciary duty of the Ambros Board or any member thereof.

14. Entire Agreement. This Support Agreement constitutes the entire agreement, and supersedes all prior agreements and understanding, both written and oral, among the parties hereto with respect to the subject matter hereof and is fully binding on the parties hereto.

15. Counterparts. This Support Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

16. Assignment. Neither this Support Agreement nor any of the rights, interests or obligations under this Support Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Werewolf may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Werewolf of any of its obligations hereunder. Any purported assignment without such consent shall be void. Subject to the preceding sentences, the terms of this Support Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

17. Amendment; Waiver. This Support Agreement may not be amended or modified except in writing signed by each of the parties hereto. Any provision of this Support Agreement may be waived if such waiver is in writing and is signed by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

18. Severability. Any term or provision of this Support Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Support Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Support Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Support Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

19. Confidentiality. Except to the extent required by applicable Law, the Holder shall hold any non-public information regarding this Support Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Werewolf has publicly disclosed its entry into the Merger Agreement and this Support Agreement; provided, however, that the Holder may disclose such information (a) to its attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided such representatives are subject to confidentiality obligations at least as restrictive as those contained herein), and (b) to any Affiliate, partner, member, stockholder, parent or subsidiary of the Holder, provided in each case that the Stockholder informs the Person receiving the information that such information is confidential and such Person agrees in writing to abide by the terms of this Section 19. Neither Holder nor any of its

Affiliates (other than Ambros, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of Ambros and Werewolf, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with Ambros and Werewolf to the extent practicable. Werewolf is an intended third-party beneficiary of this Section 19.

20. Governing Law; Jurisdiction; Waiver of Jury Trial. This Support Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Support Agreement or any of the Contemplated Transactions, each of the parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 8 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

21. Specific Performance. Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Support Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Support Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.

22. Expenses. All fees, costs and expenses incurred in connection with this Support Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, costs and expenses.

23. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Support Agreement.

24. Construction.

For purposes of this Support Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Support Agreement.

As used in this Support Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

Except as otherwise indicated, all references in this Support Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Support Agreement and Exhibits to this Support Agreement, respectively.

The headings contained in this Support Agreement are for convenience of reference only, shall not be deemed to be a part of this Support Agreement and shall not be referred to in connection with the construction or interpretation of this Support Agreement.

25. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Support Agreement, this Support Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Support Agreement is executed by all parties hereto.

26. Non-Recourse. This Support Agreement may only be enforced against, and any Legal Proceeding based upon, arising out of, or related to this Support Agreement, or the negotiation, execution or performance of this Support Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any director, officer, employee, incorporator, manager, member, direct or indirect general or limited partner, direct or indirect stockholder, direct or indirect equityholder, direct or indirect controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing, shall have any liability to the Holder, Ambros or Werewolf for any obligations or liabilities of any party under this Support Agreement or for any Legal Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith.

27. Certain Agreements. Each Holder, by this Support Agreement, and with respect to such Holder’s Ambros Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time, each of (a) the Existing Investor Agreements and (b) any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between Ambros and any holders of Ambros Shares, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director designation rights. Each Holder hereby terminates and waives all rights of first refusal, redemption rights and rights of notice of the Merger and the other transactions contemplated by the Merger Agreement, effective as of immediately prior to, and contingent upon, the Effective Time.

[The remainder of the page is intentionally left blank.]

The parties hereto have executed this Support Agreement as of the date first set forth above.

HOLDER:

By:
Name:
Title:
E-mail:

[Signature Page to Support Agreement]

Agreed to and Acknowledged as of the date first set forth above:

AMBROS:

AMBROS THERAPEUTICS, INC.

By:
Name:
Title:

WEREWOLF:

WEREWOLF THERAPEUTICS, INC.

By:
Name:
Title:

Exhibit A

Ambros Shares

Holder	Ambros Common Stock	Ambros Options
—

Exhibit B

§ 262. Appraisal rights [For application of this section, see § 17; 82 Del. Laws, c. 45, § 23; 82 Del. Laws, c. 256, § 24; and 83 Del. Laws, c. 377, § 22].

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Exhibit 10.3

LOCK-UP AGREEMENT

[•], 2026

Werewolf Therapeutics, Inc.

303 Wyman Street, Suite 300

Waltham, MA 02451

Attention: Legal Department

Email: [***]

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Werewolf Therapeutics, Inc., a Delaware corporation (“Werewolf”), has entered into an Agreement and Plan of Merger, dated as of August 21, 2026 (as the same may be amended from time to time, the “Merger Agreement”) with Ambros Therapeutics, Inc., a Delaware corporation (“Ambros”), and Wave Atlantis Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Werewolf. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Werewolf and, solely prior to the Closing, Ambros, the undersigned will not, during the period commencing upon the Closing Date and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Werewolf Common Stock or any securities convertible into or exercisable or exchangeable for Werewolf Common Stock (including without limitation, Werewolf Common Stock, Merger Pre-Funded Warrants or such other securities which may be deemed to be beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by the undersigned in accordance with the rules and regulations of the SEC and securities of Werewolf which may be issued upon exercise of an option to purchase Werewolf Common Stock, Merger Pre-Funded Warrant or warrant or settlement of a Werewolf restricted stock unit) that are currently or hereafter owned of record or beneficially (including holding as a custodian) by the undersigned (collectively, the “Undersigned’s Shares”);

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Werewolf Common Stock or other securities, in cash or otherwise;

(iii)

make any demand for, or exercise any right with respect to, the registration of any shares of Werewolf Common Stock or any security convertible into or exercisable or exchangeable for Werewolf Common Stock, including the Merger Pre-Funded Warrants (other than the obligations of Werewolf under that certain Registration Rights Agreement entered into on or around the Closing Date by and among Werewolf and the several investors signatory thereto); or

(iv)	publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(i)

if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement, or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(ii)

if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company, or other entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management or advisement with the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, including, without limitation, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or (D) transfers or dispositions not involving a change in beneficial ownership; or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Werewolf a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Werewolf Common Stock, Merger Pre-Funded Warrants or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase Werewolf Common Stock (including a net or cashless exercise of an option to purchase Werewolf Common Stock), and any related transfer of shares of Werewolf Common Stock to Werewolf or sale of Werewolf Common Stock in the open market, in each case, for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) during the Restricted Period due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Werewolf Common Stock held by the undersigned following such exercise and any such open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) the disposition (including a forfeiture or repurchase) to Werewolf of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

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(d) the vesting of any restricted stock unit or settlement of any other equity award that represents the right to receive shares of Werewolf Common Stock, and transfers to Werewolf, or sales of Werewolf Common Stock in the open market, in connection with the vesting of any restricted stock unit or settlement of any other equity award that represents the right to receive shares of Werewolf Common Stock settled in Werewolf Common Stock, in each case, to pay any tax withholding obligations due during the Restricted Period; provided that, for the avoidance of doubt, the underlying shares of Werewolf Common Stock held by the undersigned following such vesting or settlement and any such open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) for the transfer of Werewolf Common Stock; provided that such plan does not provide for any transfers of Werewolf Common Stock during the Restricted Period, or the sale of Werewolf Common Stock pursuant to a 10b5-1 Plan existing as of the date of the Merger Agreement (which, for clarity, shall not be amended during the Restricted Period, but may be terminated during the Restricted Period);

(f) transfers, sales, dispositions, or the entering into of transactions (including, without limitation, any swap, hedge or similar agreement) by the undersigned of or relating to shares of capital stock or other securities of Werewolf purchased or acquired by the undersigned on the open market after the Closing Date, in a public offering by Werewolf, or that otherwise do not involve or relate to shares of Werewolf Common Stock issued pursuant to the Merger Agreement in respect of equity of Ambros or any Merger Pre-Funded Warrants issued in lieu thereof;

(g) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Werewolf’s capital stock involving a change of control of Werewolf that is approved by Werewolf’s Board of Directors, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement; or

(h) pursuant to an order of a court or regulatory agency;

(i) transfers, sales, dispositions or the entering into of transactions (including, without limitation, any swap, hedge or similar agreement), by the undersigned of shares of Werewolf, if any, purchased from Werewolf pursuant to the Concurrent PIPE Financing (as defined in the Merger Agreement) (the “Werewolf Concurrent PIPE Financing Released Shares”) or issued in exchange for, or on conversion or exercise of, any securities issued as part of the Concurrent PIPE Financing. The number of Werewolf Concurrent PIPE Financing Released Shares held by each stockholder of Werewolf is set forth opposite his, her or its name on Schedule I to this Lock-Up Agreement under the heading “Werewolf Concurrent PIPE Financing Released Shares”;

and provided, further, that, with respect to each of (a), (b), (c), (d), (e) and (f) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (i) any exit filings or other public disclosures that may be required under applicable federal and state securities Laws or (ii) in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase shares of Werewolf Common Stock or in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Werewolf Common Stock settled in Werewolf Common Stock that would otherwise expire during the Restricted Period, provided that (1) reasonable notice shall be provided to Werewolf prior to any such filing and (2) such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to this Lock-Up Agreement).

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Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Werewolf. In furtherance of the foregoing, the undersigned agrees that Werewolf and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Werewolf may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Werewolf Common Stock or any other securities convertible into or exercisable or exchangeable for Werewolf Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Werewolf and Ambros are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement. Notwithstanding anything to the contrary contained herein, this Lock-Up Agreement will automatically terminate and the undersigned shall be released from all obligations under this Lock-Up Agreement upon the earliest to occur, if any, of (i) Ambros advising the undersigned in writing that it has determined not to proceed with the Contemplated Transactions or (ii) the Merger Agreement being validly terminated pursuant to its terms.

Any and all remedies herein expressly conferred upon Werewolf or Ambros will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Werewolf or Ambros of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur to Werewolf and/or Ambros in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Werewolf and Ambros shall be entitled to seek an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Werewolf or Ambros is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Werewolf or Ambros with respect thereto.

In the event that any holder of Werewolf’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Werewolf (and prior to the Closing, Ambros) to sell or otherwise transfer or dispose of shares of Werewolf Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder or is granted an early release from the restrictions described herein during the Restricted Period, the same percentage of shares of the Undersigned’s Shares shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such

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Pro-Rata Release shall not be applied unless and until permission or early release has been granted by Werewolf, and solely prior to the Closing, Ambros, to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holder’s shares of Werewolf Common Stock that, when combined with all such other such permissions and early releases, represent an aggregate amount in excess of 1% of the number of shares of Werewolf Common Stock outstanding immediately following the Closing; provided, further, that if the undersigned is an executive officer or director of Werewolf and such permission or early release was granted solely for the purpose of satisfying the initial listing requirements of the Nasdaq Stock Market (or such other exchange on which Werewolf Common Stock is then listed), then the undersigned shall not be entitled to such Pro-Rata Release. Werewolf shall notify the undersigned of any Pro-Rata Release of its shares on the same day that any permission that triggers the Pro-Rata Release is granted.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Werewolf will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at Werewolf’s transfer agent representing the Undersigned’s Shares without the restrictive legend above and the withdrawal of any stop transfer instructions.

This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement or any of the Contemplated Transactions, each of the parties irrevocably and unconditionally: (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with the subsequent paragraph of this Lock-Up Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

If any provision or part-provision of this letter agreement is or becomes invalid, illegal or unenforceable, it shall be deemed deleted, but that shall not affect the validity and enforceability of the rest of this Lock-Up Agreement. If any provision or part-provision of this Lock-Up Agreement is deemed deleted, the parties shall negotiate in good faith to agree a replacement provision, that, to the greatest extent possible, achieves the intended commercial result of the original provision.

Any failure or delay by Werewolf or Ambros to exercise any right or remedy provided under this Lock-Up Agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy. No single or partial exercise of such right or remedy provided under this Lock-Up Agreement or by law shall prevent or restrict any further exercise of that or any other right or remedy.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by electronic transmission (providing confirmation of transmission) to Werewolf or Ambros, as the case may be, in accordance with the Merger Agreement and to the undersigned at his, her or its address or email address (providing confirmation of transmission) set forth on the signature page hereto (or at such other address for a party as shall be specified by like notice).

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This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Werewolf, Ambros and the undersigned by facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

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Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:

Name:

Title:

Email Address:

Accepted and Agreed by WEREWOLF THERAPEUTICS, INC.:

By:

Name:

Title:

Accepted and Agreed by AMBROS THERAPEUTICS, INC.:

By:

Name:

Title:

[Signature Page to Lock-Up Agreement]

SCHEDULE I

Werewolf Concurrent PIPE Financing Released Shares

Investor	Werewolf Concurrent PIPE Financing Released Shares

[Schedule I to Lock-Up Agreement]

Exhibit 10.4

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is dated as of August 21, 2026, by and among Werewolf Therapeutics, Inc., a Delaware corporation (the “Company”), and each of the investors listed on Exhibit A attached to this Agreement (each, an “Investor” and together, the “Investors”).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company is entering into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Wave Atlantis Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), and Ambros Therapeutics, Inc., a Delaware corporation (“Ambros”), pursuant to which Merger Sub will merge with and into Ambros, with Ambros surviving as a wholly owned subsidiary of the Company (the “Merger”), in each case in accordance with and subject to the terms and conditions set forth in the Merger Agreement;

WHEREAS, the Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act (as defined below);

WHEREAS, the Company desires to sell to the Investors, and each Investor desires to purchase from the Company, severally and not jointly, upon the terms and subject to the conditions stated in this Agreement, (A) shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) and (B) pre-funded warrants to purchase shares of Common Stock substantially in the form attached hereto as Exhibit B (the “Pre-Funded Warrants” and together with the Shares, the “Securities”); and

WHEREAS, on the Closing Date (as defined below), the parties hereto will execute and deliver a Registration Rights Agreement, in the form attached hereto as Exhibit C, pursuant to which the Company will agree to provide certain registration rights in respect of the resale of the Shares and the Pre-Funded Warrant Shares (as defined below) under the Securities Act and applicable state securities laws.

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Company and each Investor, severally and not jointly, agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediates, controls, is controlled by or is under common control with such Person.

“Aggregate Commitment Amount” means the aggregate of all Commitment Amounts set forth on Exhibit A hereto.

“Agreement” has the meaning set forth in the recitals.

“Amended and Restated Bylaws” means the Third Amended and Restated Bylaws of the Company, as amended, as currently in effect.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Certificate of Incorporation” means the Restated Certificate of Incorporation of the Company, as amended, as currently in effect.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commitment Amount” means, with respect to each Investor, the commitment amount set forth opposite such Investor’s name under the heading “Commitment Amount” on Exhibit A hereto.

“Common Stock” has the meaning set forth in the recitals.

“Common Stock Equivalents” means any securities of the Company that would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company” has the meaning set forth in the recitals.

“Company Presentation” means that certain Ambros Therapeutics Corporate Presentation dated July 2026.

“CVR Agreement” means the Contingent Value Rights Agreement to be entered into in accordance with the terms of the Merger Agreement by and between the Company and the Rights Agent (as defined in the Merger Agreement).

“Environmental Laws” has the meaning set forth in Section 3.15.

“Equity Plan Proposals” has the meaning set forth in the Merger Agreement.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“Financial Statements” has the meaning set forth in Section 3.8(b).

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“Fundamental Representations” means the representations and warranties made by the Company in Sections 3.1 (Organization and Power), 3.2 (Capitalization), 3.4 (Authorization), 3.5 (Valid Issuance), 3.6 (No Conflict), 3.7 (Consents), 3.8 (SEC Filings; Financial Statements), 3.18 (Nasdaq Stock Market), 3.19 (Sarbanes-Oxley Act), 3.22 (Price Stabilization of Common Stock), 3.23 (Investment Company Act), 3.24 (General Solicitation; No Integration or Aggregation), 3.25 (Brokers and Finders), 3.26 (Reliance by the Investors) and 3.27 (No Additional Agreements).

“GAAP” has the meaning set forth in Section 3.8(b).

“Governmental Authorizations” has the meaning set forth in Section 3.11.

“Indemnified Person” has the meaning set forth in Section 5.9.

“Investor” and “Investors” have the meanings set forth in the recitals.

“Investor Majority” means Investors whose Commitment Amount collectively represent at least a majority of the Aggregate Commitment Amount, which majority shall include any Investor who, together with any affiliated or related funds or commonly managed funds, has a Commitment Amount of at least $20 million.

“Material Adverse Effect” means any “Werewolf Material Adverse Effect,” as such term is defined in the Merger Agreement.

“Material Contract” means any contract, instrument or other agreement to which the Company or its subsidiaries is a party or by which the Company or its subsidiaries is bound that has been filed or was required to have been filed as an exhibit to the SEC Reports pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

“Merger Agreement” has the meaning set forth in the recitals.

“Merger Agreement Closing” means the “Closing” as such term is defined in the Merger Agreement.

“Merger Registration Statement” means a registration statement on Form S-4 registering Common Stock to be issued in connection with the Merger pursuant to the terms of the Merger Agreement, which registration statement contains a prospectus relating to such shares issued as well as a proxy statement of the Company relating to the Werewolf Stockholder Meeting.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Nasdaq Initial Listing Approval” means the approval by Nasdaq of an Initial Listing Application in respect of the maximum aggregate number of Shares and Pre-Funded Warrant Shares and shares of Common Stock issuable pursuant to the Merger Agreement.

“National Exchange” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question, together with any successor thereto: the NYSE American, The New York Stock Exchange, The Nasdaq Global Market, The Nasdaq Global Select Market and The Nasdaq Capital Market.

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“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization.

“Placement Agents” means Leerink Partners LLC, Piper Sandler & Co., Cantor Fitzgerald & Co., Wells Fargo Securities, LLC and LifeSci Capital LLC.

“Pre-Funded Warrants” has the meaning set forth in the recitals.

“Pre-Funded Warrant Price” means an amount equal to the Share Price minus the per-share exercise price of the Pre-Funded Warrants.

“Pre-Funded Warrant Shares” has the meaning set forth in Section 3.4.

“Registration Rights Agreement” has the meaning set forth in Section 6.1(j).

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Reports” means (a) the Company’s most recently filed Annual Report on Form 10-K and (b) all Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed or furnished (as applicable) by the Company following the end of the most recent fiscal year for which an Annual Report on Form 10-K has been filed and at least one Business Day prior to the execution of this Agreement, together in each case with amendments or supplements thereto and any documents incorporated by reference therein or exhibits thereto.

“Securities” has the meaning set forth in the recitals.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

“Share Price” means an amount equal to the Concurrent PIPE Financing Proceeds (as defined in the Merger Agreement) divided by the Concurrent PIPE Financing Merger Shares (as defined in the Merger Agreement), as calculated in accordance with Section 1.1 and Section 2.4 of the Merger Agreement.

“Shares” has the meaning set forth in the recitals.

“Short Sales” include, without limitation, (a) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (b) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

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“Transaction Agreements” means this Agreement, the Registration Rights Agreement, the Pre-Funded Warrants, the Merger Agreement, and the CVR Agreement together with all exhibits and schedules hereto and thereto and any other documents or agreements executed in connection with the transactions contemplated thereunder and hereunder.

“Transfer Agent” means, with respect to the Common Stock, Computershare Trust Company, N.A. or such other financial institution that provides transfer agent services as the Company may engage from time to time.

“Required Werewolf Stockholder Approval” has the meaning set forth in the Merger Agreement.

“Werewolf Authorized Common Stock Increase” has the meaning set forth in the Merger Agreement.

“Werewolf Authorized Share Increase Proposal” has the meaning set forth in the Merger Agreement.

“Werewolf Stockholder Matters” has the meaning set forth in the Merger Agreement.

“Werewolf Stockholder Meeting” has the meaning set forth in the Merger Agreement.

2. Purchase and Sale of Securities.

2.1 Purchase and Sale. Upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Investors, severally and not jointly, agree to purchase, on the Closing Date, (i) the number of Shares equal to (rounded down to the nearest whole share of Common Stock) (x) the portion of the applicable Investor’s Commitment Amount allocated to the purchase of Shares divided by (y) the Share Price and (ii) at such Investor’s election, the number of Pre-Funded Warrants equal to (rounded down to the nearest whole Pre-Funded Warrant) (x) the portion of such Investor’s Commitment Amount allocated to the purchase of Pre-Funded Warrants divided by (y) the Pre-Funded Warrant Price. The purchase price per Share is equal to the Share Price. The price per Pre-Funded Warrant is equal to the Pre-Funded Warrant Price.

2.2 Closing. Subject to the satisfaction or waiver of the conditions set forth in Section 6 of this Agreement, the closing of the purchase and sale of the Securities (the “Closing” and the date on which the Closing occurs, the “Closing Date”) shall occur remotely via the exchange of documents and signatures immediately prior to the Merger Agreement Closing. At the Closing, the Securities shall be issued and registered in the names of the Investors, or in such nominee name(s) as designated by such Investors, in each case against payment to the Company of the purchase price therefor (the “Aggregate Purchase Amount”) in full, by wire transfer to the Company of immediately available funds, at or prior to the Closing, in accordance with wire instructions provided by the Company pursuant to a written notice sent by the Company to the Investors at least three Business Days prior to the Closing, which written notice shall also notify Investors of the anticipated Closing Date, the Share Price, the Pre-Funded Warrant Price and the number of Shares and, if applicable, Pre-Funded Warrants to be purchased by each Investor. On the Closing Date, the Company will cause (A)

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the Transfer Agent to issue the Shares in book-entry form, free and clear of all restrictive and other legends (except as expressly provided in Section 4.10 hereof) and the Company shall provide evidence of such issuance from the Company’s Transfer Agent as soon as reasonably practical following the Closing Date to each Investor and (B) deliver to such Investor (or such Investor’s designated custodian per its delivery instructions), or in such nominee name(s) as designated by such Investor, Pre-Funded Warrants exercisable for a number of shares of Common Stock as set forth in Exhibit A with respect to such Investor. In the event that the Closing has not occurred within three Business Days after the expected Closing Date, unless otherwise agreed by the Company and such Investor, the Company shall promptly (but no later than one Business Days thereafter) return the previously wired Aggregate Purchase Amount to each respective Investor by wire transfer of United States dollars in immediately available funds to the account specified by each Investor, and any book entries for the Securities shall be deemed cancelled; provided that, unless this Agreement has been terminated pursuant to Section 7, such return of funds shall not terminate this Agreement or relieve such Investor of its obligation to purchase, or the Company of its obligation to issue and sell, the Securities at the Closing.Notwithstanding the foregoing and anything in this Agreement to the contrary, as may be agreed to among the Company and one or more Investors, if an Investor is (a) an investment company registered under the Investment Company Act of 1940, as amended, (b) advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (c) otherwise subject to internal policies and/or procedures relating to the timing of funding and issuance of securities, such Investor shall not be required to wire its Aggregate Purchase Amount until it confirms receipt of evidence of the issuance of such Investor’s Securities from the Transfer Agent in form and substance reasonably acceptable to the Investor (and the Company shall use reasonable best efforts to cause the Transfer Agent to deliver such evidence).

3. Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Investors and the Placement Agents that the statements contained in this Section 3 are true and correct as of the date of this Agreement and as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date).

3.1 Organization and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and described in the SEC Reports and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where such failure to be in good standing or to have such power and authority or to so qualify would not reasonably be expected to have a Material Adverse Effect. Each of the Company’s subsidiaries is (i) duly incorporated and validly existing and in good standing (or such equivalent concepts to the extent they exist under the law of such jurisdiction) under the laws of the jurisdiction of its incorporation and has the requisite power and authority to carry on its business as now conducted and to own or lease its properties and (ii) qualified to do business as a foreign corporation and in good standing (or such equivalent concepts to the extent they exist under the law of such jurisdiction) in each jurisdiction in which such qualification is required, except in each case as would not reasonably be expected to have a Material Adverse Effect.

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3.2 Capitalization. The Company’s disclosure of its authorized, issued and outstanding capital stock in the SEC Reports containing such disclosure was accurate in all material respects as of the date indicated in such SEC Reports. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares of capital stock of the Company were issued in violation of any preemptive or other similar rights of any securityholder of the Company which have not been waived, and such shares were issued in compliance in all material respects with applicable state and federal securities law and any rights of third parties. Other than as set forth in the Transaction Agreements or as disclosed in the SEC Reports, there are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of capital stock or other equity interest in the Company or any of its subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any capital stock of the Company or any such subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options; the capital stock of the Company conforms in all material respects to the description thereof contained in the SEC Reports; and all the outstanding shares of capital stock or other equity interests of each subsidiary owned, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid and non-assessable (except, in the case of any foreign subsidiary, for directors’ qualifying shares) and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party.

3.3 Registration Rights. Except as set forth in the Transaction Agreements or as disclosed in the SEC Reports, the Company is presently not under any obligation, and has not granted any rights, to register under the Securities Act any of the Company’s presently outstanding securities or any of its securities that may hereafter be issued, other than such rights and obligations that have expired or been satisfied or waived.

3.4 Authorization. Except for (i) the Required Werewolf Stockholder Approval, (ii) the Nasdaq Initial Listing Approval and (iii) the effectiveness of the Werewolf Authorized Common Stock Increase, the Company has all requisite corporate power and authority to enter into the Transaction Agreements and to carry out and perform its obligations under the terms of the Transaction Agreements, including (i) the issuance and sale of the Securities and (ii) the issuance of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (the “Pre-Funded Warrant Shares”). Except for (i) the Required Werewolf Stockholder Approval and (ii) the effectiveness of the Werewolf Authorized Common Stock Increase, all corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of the Shares and the Pre-Funded Warrant Shares, the authorization, execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated herein, including (i) the issuance and sale of the Securities and (ii) the issuance of the Pre-Funded Warrant Shares, has been taken, including, without limitation, the approval of the Board of Directors (or a committee thereof) to the extent applicable, in accordance with Section 144(a)(1) or 144(b)(1) of the Delaware General Corporation Law. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each Investor of this Agreement and that this Agreement constitutes the legal, valid and binding agreement of each

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Investor, this Agreement and each of the Pre-Funded Warrants constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Upon its execution by the Company and the other parties thereto and assuming that it constitutes legal, valid and binding agreements of the other parties thereto, the Registration Rights Agreement will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.5 Valid Issuance. Subject to (i) receipt of the Required Werewolf Stockholder Approval and (ii) the effectiveness of the Werewolf Authorized Common Stock Increase, the Shares being purchased by the Investors hereunder have been duly and validly authorized and, upon issuance pursuant to the terms of this Agreement against full payment therefor in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than restrictions on transfer under applicable state and federal securities laws), and the holder of the Shares shall be entitled to all rights accorded to a holder of Common Stock. Subject to (i) receipt of the Required Werewolf Stockholder Approval and (ii) the effectiveness of the Werewolf Authorized Common Stock Increase, the Pre-Funded Warrant Shares have been duly and validly authorized and reserved for issuance and, upon issuance pursuant to the terms of the Pre-Funded Warrants against full payment therefor in accordance with the terms of the Pre-Funded Warrants, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than those as provided in the Transaction Agreements or restrictions on transfer under applicable state and federal securities laws), and the holder of the Pre-Funded Warrant Shares shall be entitled to all rights accorded to a holder of Common Stock. Except as set forth in the Transaction Agreements, the issuance and delivery of the Shares and the Pre-Funded Warrants does not, and the exercise in full of the Pre-Funded Warrants and the issuance and delivery of the Pre-Funded Warrant Shares thereupon will not (a) obligate the Company to offer to issue, or issue, shares of Common Stock or other securities to any Person (other than the Investors) pursuant to any preemptive rights, rights of first refusal, rights of participation or similar rights, or (b) result in any adjustment (automatic, at the election of any Person or otherwise) of the exercise, conversion, exchange or reset price under, or any other anti-dilution adjustment pursuant to, any outstanding securities of the Company. Subject to the accuracy of the representations and warranties made by the Investors in Section 4, the offer and sale of the Securities to the Investors is, and will be, (i) exempt from the registration and prospectus delivery requirements of the Securities Act and (ii) exempt from (or otherwise not subject to) the registration and qualification requirements of applicable securities laws of the states of the United States.

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3.6 No Conflict. The execution, delivery and performance of the Transaction Agreements by the Company, the issuance and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Agreements will not, (i) subject to (a) receipt of the Required Werewolf Stockholder Approval and (b) the effectiveness of the Werewolf Authorized Common Stock Increase, violate any provision of the Certificate of Incorporation or Amended and Restated Bylaws of the Company, (ii) conflict with or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a benefit under any Material Contract, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company or any of its subsidiaries or their respective properties or assets, or (iii) subject to the accuracy of the representations and warranties made by the Investors in Section 4, result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or any of its subsidiaries is subject (including federal and state securities laws and regulations) and the rules and regulations of any self-regulatory organization to which the Company or its securities are subject, or by which any property or asset of the Company or any of its subsidiaries is bound or affected, or (iv) conflict with, result in a breach of, or require any consent, approval, authorization or waiver under the Merger Agreement that has not been obtained or made, except, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

3.7 Consents. Assuming the accuracy of the representations and warranties of each Investor set forth in Section 4 hereof, no consent, approval, authorization, filing with or order of or registration with, any court or governmental agency or body or self-regulatory organization to which the Company is subject or other Person is required in connection with the authorization, execution or delivery by the Company of the Transaction Agreements, the issuance and sale of the Securities and the performance by the Company of its other obligations under the Transaction Agreements, except (a) as set forth in the Merger Agreement, (b) as have been or will be obtained or made under the Securities Act or the Exchange Act, (c) the Nasdaq Initial Listing Approval and the filing of any other requisite notices and/or application(s) to the National Exchange for the issuance and sale of the Shares or the Pre-Funded Warrant Shares and listing of the Shares or the Pre-Funded Warrant Shares for trading or quotation, as the case may be, thereon in the time and manner required thereby, (d) customary post-closing filings with the SEC or pursuant to state securities laws in connection with the offer and sale of the Shares and Pre-Funded Warrant Shares by the Company in the manner contemplated by the Transaction Agreements, which will be filed on a timely basis, (e) the filing of the registration statement required to be filed by the Registration Rights Agreement, or (f) such that the failure of which to obtain would not have a Material Adverse Effect. All notices, consents, authorizations, orders, filings and registrations which the Company is required to deliver or obtain prior to the Closing pursuant to the preceding sentence have been obtained or made or will be delivered or obtained or effected, and shall remain in full force and effect, on or prior to the Closing.

3.8 SEC Filings; Financial Statements.

(a) The Company has timely filed or furnished all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under Section 13, 14(a) and 15(d) of the Exchange Act for the one year preceding the date of this Agreement and is, and upon completion of the Merger and other transactions contemplated thereby will be, in compliance with General Instruction I.A.3 of Form S-3. As of the time it was filed or furnished with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement,

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then on the date of such filing), each of the SEC Reports complied in all material respects with the applicable requirements of the Exchange Act, and, as of the time they were filed or furnished , none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments from the SEC staff with respect to the SEC Reports. To the Company’s knowledge, none of the SEC Reports are the subject of an ongoing SEC review. The interactive data in eXtensible Business Reporting Language included in the SEC Reports fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto. The Company is not, and has never been, an issuer subject to Rule 144(i) under the Securities Act.

(b) The consolidated financial statements of the Company included in the SEC Reports (collectively, the “Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates indicated, and the results of its operations and cash flows for the periods therein specified, and have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods therein specified (except as otherwise noted therein, and except that any unaudited financial statements may not contain certain footnotes and are subject to normal and recurring year-end adjustments). Except as set forth in the Financial Statements filed prior to the date of this Agreement or as contemplated by the Transaction Agreements, the Company has not incurred any liabilities, contingent or otherwise, except (i) those incurred in the ordinary course of business, consistent with past practices since the date of such financial statements or (ii) liabilities not required under GAAP to be reflected in the Financial Statements, in either case, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

3.9 Absence of Changes. Since December 31, 2025, in each case, other than as set forth in the SEC Reports, as set forth on Schedule 3.9, or as contemplated by the Transaction Agreements, (a) the Company has conducted its business only in the ordinary course of business and there have been no material transactions entered into by the Company or any of its subsidiaries; (b) no material change to any material contract or arrangement by which the Company or any of its subsidiaries is bound or to which any of its assets or properties is subject has been entered into; and (c) there has not been any other event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or will be, a Material Adverse Effect under this Section 3.9:

(i) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company conducts business, provided that the Company is not disproportionately affected thereby;

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(ii) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, provided that the Company is not disproportionately affected thereby;

(iii) any change that generally affects industries in which the Company and its subsidiaries conduct business, provided that the Company is not disproportionately affected thereby;

(iv) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, fires or other natural disasters, weather conditions, global pandemics, including the COVID-19 pandemic and related strains, epidemic or similar health emergency, and other force majeure events in the United States or any other location, provided that the Company is not disproportionately affected thereby;

(v) national or international political or social conditions (or changes in such conditions), whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, provided that the Company is not disproportionately affected thereby;

(vi) material changes in laws after the date of this Agreement; and

(vii) in and of itself, any material failure by the Company to meet any published or internally prepared estimates of revenues, expenses, earnings or other economic performance for any period ending on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (i)-(v) of this Section 3.9).

3.10 Absence of Litigation. The Company’s representations and warranties set forth in the Merger Agreement in Section 4.15 (Legal Proceedings; Orders) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the SEC Reports.

3.11 Compliance with Law; Permits. Neither the Company nor any of its subsidiaries is in violation of, or has received any notices of violations with respect to, any laws, statutes, ordinances, rules or regulations of any governmental body, court or government agency or instrumentality, except for violations which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries have all required licenses, permits, certificates and other authorizations (collectively, “Governmental Authorizations”) from such federal, state or local government or governmental agency, department or body that are currently necessary for the operation of the business of the Company and its subsidiaries as currently conducted, except where the failure to possess currently such Governmental Authorizations has not had and is not reasonably expected to have a Material Adverse Effect. Neither the Company nor any subsidiary has received any written (or, to the Company’s knowledge, oral) notice regarding any revocation or material modification of any such Governmental Authorization, which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, has or would reasonably be expected to result in a Material Adverse Effect.

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3.12 Intellectual Property. The Company’s representations and warranties set forth in the Merger Agreement in Section 4.12 (Intellectual Property) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the SEC Reports.

3.13 Employee Benefits. The Company’s representations and warranties set forth in the Merger Agreement in Section 4.17 (Employee and Labor Matters; Benefit Plans) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the SEC Reports.

3.14 Taxes. The Company’s representations and warranties set forth in the Merger Agreement in Section 4.16 (Tax Matters) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the SEC Reports.

3.15 Environmental Laws. Neither the Company nor any of its subsidiaries is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), has not released any hazardous substances regulated by Environmental Law onto any real property that it owns or operates, and has not received any written notice or claim it is liable for any off-site disposal or contamination pursuant to any Environmental Laws, which violation, release, notice, claim, or liability would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and to the Company’s knowledge, there is no pending or threatened investigation that would reasonably be expected to lead to such a claim.

3.16 Title. Each of the Company and its subsidiaries has good and marketable title to all personal property owned by it that is material to the business of the Company, free and clear of all liens, encumbrances and defects except such as do not materially and adversely affect the value of such property and do not materially and adversely interfere with the use made and proposed to be made of such property by the Company or its subsidiaries, as the case may be. Any real property and buildings held under lease by the Company or its subsidiaries is held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or its subsidiaries, as the case may be. The Company does not own any real property.

3.17 Insurance. The Company carries or is entitled to the benefits of insurance in such amounts and covering such risks that is customary for comparably situated companies and is adequate for the conduct of its business and the value of its real and personal properties (owned or leased) and tangible assets, and each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms of such insurance policies. Other than customary end-of-policy notifications from insurance carriers, since January 1, 2024, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any material insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy.

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3.18 Nasdaq Stock Market. The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the Exchange Act and, as of the date of this Agreement, are listed for trading on the Nasdaq Capital Market under the symbol “HOWL”. As of the date of this Agreement, other than as disclosed in the SEC Reports, the Company is in compliance with all listing requirements of Nasdaq applicable to the Company. As of the date of this Agreement, other than as disclosed in the SEC Reports, there is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the SEC, respectively, to prohibit or terminate the listing of the Common Stock on the Nasdaq Capital Market or to deregister the Common Stock under the Exchange Act. The Company has taken no action as of the date of this Agreement that is designed to terminate the registration of the Common Stock under the Exchange Act.

3.19 Sarbanes-Oxley Act. Since January 1, 2025, the Company has been in compliance in all material respects with all applicable requirements of the Sarbanes-Oxley Act of 2002 and applicable rules and regulations promulgated by the SEC thereunder.

3.20 Regulatory Matters. The Company’s representations and warranties set forth in the Merger Agreement in Section 4.14 (Compliance; Permits; Restrictions) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the SEC Reports.

3.21 Accounting Controls and Disclosure Controls and Procedures. The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to comply with the requirements of the Exchange Act applicable to the Company and provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that the Company maintains records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Board of Directors and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Except as disclosed in the Company’s SEC Reports filed prior to the date of this Agreement, the Company has not identified any material weaknesses in the design or operation of the Company’s internal control over financial reporting. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to provide reasonable assurance that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

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3.22 Price Stabilization of Common Stock. The Company has not taken, nor will it take, directly or indirectly, any action designed to stabilize or manipulate the price of the Common Stock to facilitate the sale or resale of the Shares or the Pre-Funded Warrant Shares.

3.23 Investment Company Act. The Company is not, and immediately after receipt of payment for the Securities will not be, an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

3.24 General Solicitation; No Integration or Aggregation. Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Securities pursuant to this Agreement. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act), including, but not limited to, in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act, which, to its knowledge, is or will be (i) integrated with the offer and sale of the Securities pursuant to this Agreement for purposes of the Securities Act or (ii) aggregated with prior offerings by the Company for the purposes of the rules and regulations of the Nasdaq Capital Market. Assuming the accuracy of the representations and warranties of the Investors set forth in Section 4, neither the Company nor any of its Affiliates, its subsidiaries nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby.

3.25 Brokers and Finders. Other than the Placement Agents, neither the Company nor any other Person authorized by the Company to act on its behalf has retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

3.26 Reliance by the Investors. The Company has a reasonable basis for making each of the representations set forth in this Section 3. The Company acknowledges that each of the Investors will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth herein.

3.27 No Additional Agreements. There are no agreements or understandings between the Company and any Investor with respect to the transactions contemplated by the Transaction Agreements, including any agreements or understandings with any Investor or other investor with respect to the purchase of securities of the Company, other than (i) as specified in the Transaction Agreements and (ii) any side letter agreements with any of the Investors, which side letters the Company has shared with all Investors.

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3.28 Anti-Bribery and Anti-Money Laundering Laws. Each of the Company, its subsidiaries and, to the knowledge of the Company, any of their respective officers, directors, supervisors, managers, agents, or employees are and have at all times been in compliance with and its participation in the offering will not violate: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope; (B) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 U.S. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder; or (C) except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, any laws with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and economic sanctions regulations and executive orders administered by the U.S. Department of the Treasury Office of Foreign Asset Control.

3.29 Cybersecurity. The Company’s representations and warranties set forth in the Merger Agreement in Section 4.24 (Privacy and Data Security) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the SEC Reports.

3.30 Transactions with Affiliates and Employees. The Company’s representations and warranties set forth in the Merger Agreement in Section 4.20 (Transactions with Affiliates) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the SEC Reports.

3.31 Disclosures. The information supplied by or on behalf of the Company contained or incorporation by reference in the Merger Registration Statement or in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each a “Regulation M-A Filing”), will not, as of the time the Merger Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented, at the time the Merger Registration Statement is declared effective by the SEC at the time of the Werewolf Stockholder Meeting or at the Closing Date, as applicable, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading.

3.32 Additional Representations and Warranties. As of the date hereof and as of the Closing Date the representations and warranties of the Company contained in Section 4 of the Merger Agreement and in any certificate or other writing delivered by the Company pursuant thereto are true and correct in all material respects (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, true and correct in all respects). To the Company’s knowledge, the representations and warranties of Ambros contained in Section 3 of the Merger Agreement (as qualified therein and in the disclosure schedules thereto) were, as of the date of the Merger Agreement, true and

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correct in all material respects (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, true and correct in all respects). All necessary corporate action has been duly and validly taken by the Company and the Merger Sub to authorize the execution, delivery and performance of the Merger Agreement. The Merger Agreement has been duly and validly authorized, executed and delivered by the Company and the Merger Sub and, assuming due authorization, execution and delivery by the other parties thereto, constitutes a valid and binding agreement of the Company and the Merger Sub, enforceable against the Company and the Merger Sub in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability. The Company has furnished or otherwise made available to each Investor a true and substantially complete copy of the Merger Agreement as in effect as of the date hereof.

4. Representations and Warranties of Each Investor. Each Investor, severally for itself and not jointly with any other Investor, represents and warrants to the Company and the Placement Agents that the statements contained in this Section 4 are true and correct as of the date of this Agreement and the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):

4.1 Organization. The Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted.

4.2 Authorization. The Investor has all requisite corporate or similar power and authority to enter into this Agreement and the other Transaction Agreements to which it will be a party and to carry out and perform its obligations hereunder and thereunder. All corporate, member or partnership action on the part of such Investor or its stockholders, members or partners necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Agreements to which it will be a party and the consummation of the other transactions contemplated in this Agreement has been taken. The execution, delivery and performance by such Investor of the Transaction Agreements to which such Investor is a party has been duly authorized and each has been duly executed. Assuming this Agreement constitutes the legal and binding agreement of the Company, this Agreement constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its respective terms, except as such enforceability may be limited or otherwise affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and/or similar laws relating to or affecting the rights of creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3 No Conflicts. The execution, delivery and performance of the Transaction Agreements to which it will be a party by the Investor, the purchase of the Securities in accordance with their terms and the consummation by the Investor of the other transactions contemplated hereby will not conflict with or result in any violation of, breach or default by such Investor (with or without notice or lapse of time, or both) under, conflict with, or give rise to a right of termination, cancellation or acceleration of any obligation, a change

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of control right or to a loss of a material benefit under (i) any provision of the organizational documents of the Investor, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable or (ii) any agreement or instrument, undertaking, credit facility, franchise, license, judgment, order, ruling, statute, law, ordinance, rule or regulations, applicable to such Investor or its respective properties or assets, except, in the case of clause (ii), as would not, individually or in the aggregate, be reasonably expected to materially delay or materially hinder the ability of the Investor to perform its obligations under the Transaction Agreements to which it will be a party.

4.4 Residency. The Investor’s residence (if an individual) or offices in which its investment decision with respect to the Securities was made (if an entity) are located at the address immediately below the Investor’s name on the pertinent signature page of this Agreement, except as otherwise communicated by the Investor to the Company.

4.5 Brokers and Finders. The Investor has not retained or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.

4.6 Investment Representations and Warranties. The Investor hereby represents and warrants that, it (i) as of the date of this Agreement is, if an entity, a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” as that term is defined in Rule 501(a) under Regulation D promulgated pursuant to the Securities Act; or (ii) if an individual, is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D of the Securities Act and has such knowledge and experience in financial and business matters as to be able to protect its own interests in connection with an investment in the Securities. The Investor further represents and warrants that (x) it is capable of evaluating the merits and risk of such investment, and (y) that it has not been organized for the purpose of acquiring the Securities and is an “institutional account” as defined by FINRA Rule 4512(c). The Investor understands and agrees that the offering and sale of the Securities has not been registered under the Securities Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor’s representations as expressed herein. Accordingly, the Investor understands and agrees that the offering and sale of the Securities meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exception under FINRA Rule 2111(b).

4.7 Intent. The Investor is purchasing the Securities solely for the Investor’s own account and not for the account of others, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act without prejudice, however, to the Investor’s right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. Notwithstanding the foregoing, if the Investor is purchasing the Securities as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to

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make the acknowledgements, representations and agreements herein on behalf of each owner of each such account. The Investor has no present arrangement to sell the Securities to or through any person or entity. The Investor understands that the Securities must be held indefinitely unless such Securities are resold pursuant to a registration statement under the Securities Act or an exemption from registration is available. Nothing contained herein shall be deemed a representation or warranty by the Investor to hold the Securities for any period of time.

4.8 Investment Experience; Ability to Protect Its Own Interests and Bear Economic Risks. The Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has knowledge and experience in finance, securities, taxation, investments and other business matters as to be capable of evaluating the merits and risks of investments of the kind described in this Agreement and contemplated hereby, and the Investor has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor acknowledges that the Investor (i) is a sophisticated investor, experienced in investing in private placements of equity securities and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (ii) has exercised independent judgment in evaluating its participation in the purchase of the Securities. The Investor acknowledges that the Investor is aware that there are substantial risks incident to the purchase and ownership of the Securities, including those set forth in the Company’s filings with the SEC. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for the Investor. The Investor is, at this time and in the foreseeable future, able to afford the loss of the Investor’s entire investment in the Securities and the Investor acknowledges specifically that a possibility of total loss exists.

4.9 Independent Investment Decision. The Investor understands that nothing in the Transaction Agreements or any other materials presented by or on behalf of the Company to the Investor in connection with the purchase of the Securities constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in such Investor’s sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.

4.10 Securities Not Registered; Legends. The Investor acknowledges and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act, and the Investor understands that the offering and sale the Securities have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Securities must continue to be held and may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. The Investor understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of the Investor’s control and which the Company may not be able to satisfy, and that, if applicable, Rule 144 may afford the

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basis for sales only in limited amounts. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Securities. The Investor acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

The Investor understands that any certificates or book entry notations evidencing the Securities may bear one or more legends in substantially the following form and substance:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144, (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT, OR (IV) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION). NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

In addition, the Securities may contain a legend regarding affiliate status of the Investor, if applicable, provided that the Company will notify the Investor in advance of Closing if such a legend is to be placed on its Securities.

4.11 No General Solicitation. The Investor acknowledges and agrees that the Investor is purchasing the Securities directly from the Company. Investor became aware of this offering of the Securities solely by means of direct contact from the Placement Agents or directly from the Company as a result of a pre-existing, substantive relationship with the Company or the Placement Agents and/or their respective advisors (including, without limitation, attorneys, accountants, bankers, consultants and financial advisors), agents, control persons, representatives, Affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons. The Securities were offered to the Investor solely by direct contact between the Investor and the Company, the Placement Agents and/or their respective representatives. Investor did not become aware of this offering of the Securities, nor were the Securities offered to Investor, by any other means, and none of the Company, the Placement Agents and/or their respective representatives acted as investment advisor, broker or dealer to Investor. The Investor is not purchasing the Securities as a result of any general or public solicitation or general advertising, or publicly disseminated advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement, including any of the methods described in Section 502(c) of Regulation D under the Securities Act.

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4.12 Access to Information. In making its decision to purchase the Securities such Investor has relied solely upon independent investigation made by such Investor, upon the SEC Reports and upon the representations, warranties and covenants set forth herein. Such Investor acknowledges and agrees that such Investor and the Investor’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities as the Investor and the Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities and that the Investor has independently made its own analysis and decision to invest in the Company. Neither such inquiries nor any other due diligence investigation conducted by the Investor shall modify, limit or otherwise affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.

4.13 Certain Trading Activities. Other than consummating the transaction contemplated hereby, the Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with the Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that the Investor was first contacted by the Company or any other Person representing the Company, including the Placement Agents, regarding the transaction contemplated hereby and ending immediately prior to the date of this Agreement. Notwithstanding the foregoing, (i) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement and (ii) in the case of an Investor that has implemented internal information barriers pursuant to an information controls policy to “wall-off” certain trading personnel, the representation set forth above shall only apply to such walled-off trading personnel. Furthermore, in the case of an Investor whose investment advisor utilized an information barrier with respect to the information regarding the transactions contemplated hereunder after first being contacted by the Company or its representatives, the representation set forth above shall only apply after the point in time when the portfolio manager who manages such Investor’s assets was informed of the information regarding the transactions contemplated hereunder and, with respect to the Investor’s investment advisor, the representation set forth above shall only apply with respect to any purchases or sales, including Short Sales, of the securities of the Company on behalf of other funds or investment vehicles for which the Investor’s investment advisor is also an investment advisor or sub-advisor after the point in time when the portfolio manager who manages the assets of such other funds or investment vehicles for which the Investor’s investment advisor is also an investment advisor or sub-advisor was informed of the information regarding the transactions contemplated hereunder. Other than to other Persons party to this Agreement, its affiliates or other Persons advised, sub-advised or managed by the same investment advisor or manager, and to its advisors and agents who had a need to know such information, the Investor has maintained the confidentiality of all disclosures made to it

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in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

4.14 Pre-Closing Distribution. Each Investor acknowledges and agrees that neither the Securities purchased by such Investor pursuant to this Agreement nor any Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrants shall entitle such Investor, solely by virtue of the purchase or ownership thereof or the exercise of the Pre-Funded Warrants, to receive or participate in the Pre-Closing Distribution (as defined in the Merger Agreement), including any contingent value rights distributed pursuant thereto or any payment or other consideration in respect of any such contingent value rights pursuant to the CVR Agreement. For the avoidance of doubt, the foregoing shall not affect any entitlement of an Investor to participate in the Pre-Closing Distribution in respect of shares of Common Stock held by such Investor other than Securities purchased pursuant to this Agreement or Pre-Funded Warrant Shares issued pursuant to the Pre-Funded Warrants.

5. Covenants.

5.1 Further Assurances. Prior to the Closing Date, each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Agreement, subject to the terms and conditions of this Agreement and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms of this Agreement. The Investor acknowledges that the Company and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to the Closing, the Investor agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 4 of this Agreement are no longer accurate, and the Company agrees to promptly notify each Investor if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 3 of this Agreement are no longer accurate.

5.2 Listing. The Company shall use commercially reasonable efforts to maintain the listing and trading of its Common Stock on the Nasdaq Capital Market and, in accordance therewith, will use reasonable best efforts to comply in all material respects with the Company’s reporting, filing and other obligations under the rules and regulations of Nasdaq. The Company agrees to use commercially reasonable efforts to maintain the eligibility of the Common Stock for electronic transfer through an established clearing corporation, including, without limitation, by timely payment of fees to such clearing corporation in connection with such electronic transfer.

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5.3 Disclosure of Transactions. The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Agreement (provided that, if this Agreement is executed between midnight and 9:00 a.m., New York City time on any Business Day, no later than 9:01 a.m. on the date hereof), issue a press release and/or file with the SEC a Current Report on Form 8-K (including, if applicable, all exhibits thereto, the “Disclosure Document” and the actual filing of such press release and/or Current Report on Form 8-K, the “Disclosure Time”) disclosing (i) all material terms of the transactions contemplated hereby and by the other Transaction Agreements and, if the Disclosure Document is a Current Report on Form 8-K, attaching this Agreement and the other Transaction Agreements and the Company Presentation as exhibits to such Disclosure Document and (ii) all material non-public information concerning the Company and the transactions contemplated hereby or the transactions contemplated by the Merger Agreement disclosed to the Investors prior to the Disclosure Time. Following the issuance or filing of the Disclosure Document, no Investor shall be in possession of any material non-public information concerning the Company disclosed to the Investors by the Company or its representatives. In addition, effective upon the issuance or filing of the Disclosure Document, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement relating to the subject matter hereof, whether written or oral, between the Company, any of its subsidiaries or any of their respective officers, directors, affiliates, employees or agents, including, without limitation, the Placement Agents, on the one hand, and any Investor or any of its respective Affiliates, on the other hand, shall terminate and be of no further force or effect. Notwithstanding anything in this Agreement to the contrary, the Company shall not provide any of the Investors or their respective affiliates, attorneys, agents or representatives with any material non-public information regarding the Company or its securities from and after the issuance or filing of the Disclosure Document, except as otherwise agreed by such Investor. The Company understands and confirms that the Investors will rely on the foregoing representation in effecting securities transactions. Notwithstanding anything in this Agreement to the contrary, the Company shall not publicly disclose the name of any Investor or any of its Affiliates or advisors, or include the name of any Investor or any of its Affiliates or advisors in any marketing materials (whether or not made publicly available), press release, public announcement or filing with the SEC (other than any registration statement contemplated by the Registration Rights Agreement, which shall be subject to review of the Investors in accordance with the terms of the Registration Rights Agreement) or any regulatory agency, without the prior written consent of the Investor, except (i) as required by the federal securities law in connection with (A) any registration statement contemplated by the Registration Rights Agreement, which shall be subject to review of the Investors in accordance with the terms of the Registration Rights Agreement and (B) the filing of final Transaction Agreements with the SEC or pursuant to other routine proceedings of regulatory authorities, or (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq; provided, that the Company shall use commercially reasonable efforts to provide Investors with prior written notice of and a reasonable opportunity to review such disclosure permitted under foregoing clauses (i) and (ii).

5.4 Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Investors, or that will be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any National Exchange such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction (other than, for the avoidance of doubt, the Required Werewolf Stockholder Approval).

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5.5 Removal of Legends.

(a) In connection with any sale, assignment, transfer or other disposition of the Shares or Pre-Funded Warrant Shares by an Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares and upon compliance by the Investor with the requirements of this Agreement, if requested by the Investor by notice to the Company, the Company shall instruct the Transfer Agent to remove any restrictive legends related to the book entry account holding such Shares or Pre-Funded Warrant Shares and make a new, unlegended entry for such book entry Shares or Pre-Funded Warrant Shares sold or disposed of without restrictive legends as soon as reasonably practicable following any such request therefor from the Investor, provided that the Company has timely received a completed investor representation letter in customary form and substance to be reasonably agreed upon with each Investor. The Company shall be responsible for the fees of the Transfer Agent, DTC and its legal counsel associated with such legend removal. Notwithstanding the foregoing, promptly following the one-year anniversary of the Closing, the Company shall remove any legend from the book entry position evidencing the Shares or Pre-Funded Warrant Shares then held by non-Affiliates of the Company, provided that the Company has timely received a completed investor representation letter in customary form and substance to be reasonably agreed upon with each Investor.

(b) Once a registration statement covering the resale of the Shares or Pre-Funded Warrant Shares becomes effective, the Company shall remove or cause the removal of all restrictive legends from the Shares or Pre-Funded Warrant Shares at its sole expense. Further, the Company shall, at its sole expense, cause its legal counsel: (i) while the registration statement covering the resale of the Shares or Pre-Funded Warrant Shares is effective, to issue to the Transfer Agent a “blanket” legal opinion to allow sales without restriction pursuant to the effective registration statement, and (ii) provide all other opinions as may reasonably be required by the Transfer Agent in connection with the removal of legends. The Investor may request that the Company remove, and the Company agrees to promptly, and no later than two (2) Business Days after such request, authorize the removal of, any legend from the Shares or Pre-Funded Warrant Shares (1) following any sale of such Shares or Pre-Funded Warrant Shares pursuant to Rule 144 or (2) if such Shares or Pre-Funded Warrant Shares are eligible for sale under Rule 144(b)(1) without current public information requirements and the Shares or Pre-Funded Warrant Shares have been held for at least one year within the meaning of Rule 144, provided that the Company has timely received a completed investor representation letter from the Investor in customary form and substance to be reasonably agreed upon with each Investor. In connection therewith, the Company shall (A) deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares, and (B) cause its counsel to deliver to the Transfer Agent one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act if required by the Transfer Agent to effect the removal of the legend in accordance with the provisions of this Agreement. Any shares subject to legend removal under this Section 5.5 may be transmitted by the Transfer Agent to the Investor by crediting the account of the Investor’s prime broker with the Depository Trust Company System as directed by such Investor. The Company shall be responsible for the fees of the Transfer Agent, Depository Trust Company and its legal counsel associated with such legend removal.

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5.6 Withholding Taxes. Each Investor agrees to furnish the Company with any information, representations and forms as shall reasonably be requested by the Company from time to time to assist the Company in complying with any applicable tax law (including any withholding obligations).

5.7 Fees and Commissions. The Company shall be solely responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for Persons engaged by an Investor) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Placement Agents.

5.8 No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s obligations to the Investors under the Transaction Agreements.

5.9 Indemnification.

(a) The Company agrees to indemnify and hold harmless each Investor and its Affiliates, and their respective directors, officers, trustees, partners, members, stockholders, managers, employees, investment advisors and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Investor (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, trustees, partners, members, stockholders, managers, employees, investment advisors and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (collectively, the “Indemnified Persons”), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Indemnified Person may become subject (i) as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Agreements or (ii) as a result of or arising out of any action, claim or proceeding, pending or threatened, against an Indemnified Person in any capacity by any stockholder of the Company (which, for the avoidance of doubt, shall include all Persons who were stockholders of Ambros prior to the Merger), whether directly or in a derivative capacity, who is not an Affiliate of the Indemnified Person with respect to the transactions contemplated by the Transaction Agreements, and, in each case, will reimburse any such Indemnified Person for all such amounts as they are incurred by such Person except to the extent such amounts have been finally judicially determined to have resulted from such Indemnified Person’s fraud or willful misconduct.

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(b) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such Person or (c) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person); and provided further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the indemnified party in respect of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing or malfeasance by or on behalf of, the indemnified party. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

5.10 Lock-Up Agreements. The Company shall not consent or agree to amend, alter, waive or otherwise modify the terms of any of the Ambros Lock-Up Agreements (as defined in the Merger Agreement) without the consent of the Placement Agents.

5.11 Reservation of Common Stock. Promptly after obtaining the Required Werewolf Stockholder Approval and the effectiveness of the Werewolf Authorized Common Stock Increase, the Company will have reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue the Shares and the Pre-Funded Warrant Shares that are issuable upon the exercise of the Pre-Funded Warrants.

5.12 Stockholder Approval. The Company shall use its commercially reasonable efforts to solicit the approval of the Werewolf Stockholder Matters, the Werewolf Authorized Share Increase Proposal and the Equity Plan Proposals. Subject to Section 6.3(d) of the Merger Agreement, the Company shall cause the Board of Directors to recommend to the stockholders that they approve the Werewolf Stockholder Matters, the Werewolf Authorized Share Increase Proposal and the Equity Plan Proposals in the proxy statement of

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the Company relating to the Werewolf Stockholder Meeting, in accordance with the terms and conditions of the Merger Agreement. If on the date of the Werewolf Stockholder Meeting, or a date preceding the date on which the Werewolf Stockholder Meeting is scheduled, the Company reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Werewolf Stockholder Approval or the approval of the Werewolf Authorized Share Increase Proposal, whether or not a quorum would be present, or (ii) it will not have sufficient shares of Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Werewolf Stockholder Meeting, the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Werewolf Stockholder Meeting as long as the date of the Werewolf Stockholder Meeting is not postponed or adjourned more than an aggregate of thirty (30) days in connection with any postponements or adjournments. If the approval of the Werewolf Stockholder Matters is not obtained by the Required Werewolf Stockholder Approval at the Werewolf Stockholder Meeting, the parties to the Merger Agreement may terminate the Merger Agreement in accordance with the terms and conditions of the Merger Agreement.

5.13 Reporting Status. From and after Closing, the Company shall timely file all reports required to be filed with the SEC pursuant to the Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination.

5.14 No Amendment or Waiver of Merger Agreement Terms. The Company shall not, between the date hereof and the Closing Date, and shall not permit any of its subsidiaries to, amend, modify, supplement, terminate or waive (or fail to contest an action regarding a breach of or agree to amend, modify, supplement, terminate or waive) any provision of the Merger Agreement or any other Transaction Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that an Investor would reasonably expect to receive pursuant to this Agreement without the prior written consent of the Investor Majority, it being agreed that any amendment or modification to Section 4.25, Section 5.8 and Section 7.1(d) of the Merger Agreement and the definitions of Concurrent PIPE Financing, Concurrent PIPE Financing Allocation Percentage, Concurrent PIPE Financing Amount, Concurrent PIPE Financing Merger Shares and Concurrent PIPE Financing Proceeds, or any other definition or provision that, if modified, would amend any of the foregoing defined terms in a manner that is materially adverse to the Investors, shall be deemed to materially and adversely affect the benefits that the Investors would reasonably expect to receive under this Agreement. In seeking any such consent, the Company shall not disclose any material nonpublic information pertaining to the Company or Ambros or their respective operations.

5.15 Subsequent Equity Sales. From the date of this Agreement until the earlier of (a) sixty (60) days after the Closing Date and (b) the Business Day immediately following the effective date of the registration statement filed pursuant to the Registration Rights Agreement, the Company shall not, without the prior written consent of the Investor Majority, (A) issue shares of Common Stock or Common Stock Equivalents, (B) effect a reverse stock split, recapitalization, share consolidation, reclassification or similar transaction affecting the outstanding Common Stock or (C) file with the SEC a registration statement under the Securities Act relating to any shares of Common Stock or Common Stock Equivalents, except pursuant to the terms of the Registration Rights Agreement. Notwithstanding the

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foregoing, the provisions of this Section 5.15 shall not apply to (i) the issuance of the Securities hereunder, (ii) the issuance of Common Stock or Common Stock Equivalents upon the conversion, exercise or vesting of any securities of the Company outstanding on the date of this Agreement or outstanding pursuant to clause (iii) below, including the issuance of Common Stock upon exercise of any pre-funded warrants, including any pre-funded warrants issued pursuant to the Merger Agreement, (iii) the issuance of any Common Stock or Common Stock Equivalents pursuant to any Company stock-based compensation plans (including any plan assumed in connection with the Merger) or in accordance with Nasdaq Stock Market Rule 5635(c)(4), (iv) the filing of a registration statement on Form S-8 under the Securities Act to register the offer and sale of securities on an equity incentive plan or employee stock purchase plan, (v) the issuance of any securities pursuant to, and the filing of any registration statement (including on Form S-4) contemplated or required by the Transaction Agreements, including any securities issuable upon exercise or settlement of awards assumed thereunder; (vi) any issuance pursuant to a stock split, charter amendment and any recapitalization, reclassification or similar transaction as contemplated by the Transaction Agreements; or (vii) securities issued pursuant to acquisitions, licenses, collaborations, partnerships, joint ventures or other strategic transactions approved by a majority of the independent directors of the Board of Directors, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require the filing of any registration statement in connection therewith during the prohibition period in this Section 5.15 and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities. This section 5.15 shall terminate automatically upon any termination of this Agreement or the Merger Agreement.

6. Conditions of Closing.

6.1 Conditions to the Obligation of the Investors. The several obligations of each Investor to consummate the transactions to be consummated at the Closing, and to purchase and pay for the Securities being purchased by it at the Closing pursuant to this Agreement, are subject to the satisfaction or waiver in writing of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all respects as of the date hereof except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date, and the representations and warranties of the Company contained herein shall be true and correct in all material respects as of the Closing Date, as though made on and as of such date, except for the Fundamental Representations and those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all respects as of such earlier date.

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(b) Performance. The Company shall have performed in all material respects the obligations and conditions herein required to be performed or observed by the Company pursuant to the Transaction Agreements on or prior to the Closing Date.

(c) No Injunction. No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Agreements.

(d) Consents. The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the transactions contemplated by the Transaction Agreements, including the purchase and sale of the Securities, all of which shall be in full force and effect.

(e) Transfer Agent. The Company shall have furnished all required materials to the Transfer Agent to reflect the issuance of the Shares at the Closing.

(f) Adverse Changes. Since the date of this Agreement, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect (other than, for the avoidance of doubt, as contemplated by the Transaction Agreements).

(g) Opinion of Company Counsel. The Company shall have delivered to the Investors and the Placement Agents the opinion of Sidley Austin LLP, dated as of the Closing Date, in customary form and substance to be reasonably agreed upon with the Investors, the Placement Agents and addressing such legal matters as the Investors, the Placement Agents and the Company reasonably agree.

(h) Compliance Certificate. An authorized officer of the Company shall have delivered to the Investors at the Closing Date a certificate certifying that the conditions specified in Sections 6.1(a) (Representations and Warranties), 6.1(b) (Performance), 6.1(c) (No Injunction), 6.1(d) (Consents), 6.1(e) (Transfer Agent), 6.1(f) (Adverse Changes), 6.1(k) (Merger Agreement Conditions) 6.1(l) (Stockholder Approval), 6.1(m) (Merger Registration Statement; No Stop Orders), 6.1(n) Listing and 6.1(o) (Minimum Funding) of this Agreement have been fulfilled.

(i) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Investors at the Closing Date a certificate certifying (i) the Certificate of Incorporation, as amended as of the Closing Date; (ii) the Amended and Restated Bylaws; and (iii) resolutions of the Company’s Board of Directors (or an authorized committee thereof) approving this Agreement and the Registration Rights Agreement, and the transactions contemplated by this Agreement and the Registration Rights Agreement, including the issuance of the Securities and Pre-Funded Warrant Shares.

(j) Registration Rights Agreement. The Company shall have executed and delivered the Registration Rights Agreement in the form attached hereto as Exhibit C (the “Registration Rights Agreement”) to the Investors.

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(k) Merger Agreement Conditions. All conditions to the closing of the Merger as set forth in the Merger Agreement shall have been satisfied (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement) or waived (provided that no waiver of any condition that could be expected to materially or adversely affect the economic benefits that the Investors expect to receive under this Agreement, the other Transaction Agreements or other transactions contemplated hereby and thereby shall have occurred) and the closing of the Merger shall be set to occur immediately after the Closing hereunder. The Merger Agreement or any provision thereof shall not have been amended, modified or waived in contravention of Section 5.14.

(l) Stockholder Approval. The Company shall have obtained the approval of the Werewolf Stockholder Matters by the Required Werewolf Stockholder Approval and the approval of the Werewolf Authorized Share Increase Proposal.

(m) Merger Registration Statement; No Stop Orders. The Merger Registration Statement shall have become effective under the Securities Act and shall not be subject to any stop order or proceeding seeking a stop order with respect to the such Merger Registration Statement that has not been withdrawn.

(n) Listing. No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock. The Common Stock shall be listed on the National Exchange and shall not have been suspended, as of the Closing Date, by the SEC or the National Exchange from trading thereon nor shall suspension by the SEC or the National Exchange have been threatened, as of the Closing Date, in writing by the SEC or the National Exchange; and the Company shall have filed with Nasdaq the Nasdaq Initial Listing Application for the listing of the Shares and Nasdaq shall have raised no objection to such notice and the transactions contemplated hereby.

(o) Minimum Funding. The Concurrent PIPE Financing Proceeds received by the Company at or prior to Closing shall be not less than $100 million.

6.2 Conditions to the Obligation of the Company. The obligation of the Company to consummate the transactions to be consummated at the Closing, and to issue and sell to each Investor the Securities to be purchased by it at the Closing pursuant to this Agreement, is subject to the satisfaction or waiver in writing of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties of each Investor in Section 4 hereto shall be true and correct on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date, except to the extent that any such representation or warranty expressly speaks as of an earlier date, which shall be made as of such earlier date, and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations, warranties, covenants and agreements of the Investor contained in this Agreement as of the Closing Date.

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(b) Performance. Each Investor shall have performed or complied with in all material respects all obligations and conditions herein required to be performed or observed by such Investor on or prior to the Closing Date.

(c) No Injunction. No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Agreements.

(d) Registration Rights Agreement. Each Investor shall have executed and delivered the Registration Rights Agreement to the Company in the form attached hereto as Exhibit C.

(e) Payment. Except as may be agreed to among the Company and such Investor in accordance with Section 2.2, the Company shall have received payment, by wire transfer of immediately available funds, in the full amount of each Investor’s Commitment Amount as set forth in Exhibit A.

(f) Merger Agreement Conditions. All conditions to the closing of the Merger as set forth in the Merger Agreement shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur immediately after the Closing hereunder.

7. Termination.

7.1 Termination. The obligations of the Company, on the one hand, and the Investors, on the other hand, to effect the Closing shall terminate as follows:

(a) Upon the mutual written consent of the Company and the Investors that agreed to purchase a majority of the Securities prior to the Closing;

(b) By the Company if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment, and shall not have been waived by the Company;

(c) By an Investor (with respect to itself only) if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment, and shall not have been waived by such Investor;

(d) Automatically at such date and time as the Merger Agreement is validly terminated in accordance with its terms; or

(e) By either the Company or an Investor (with respect to itself only) if the Closing has not occurred on or before January 29, 2027;

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provided, however, that, in the case of clauses (ii) and (iii) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Closing.

7.2 Notice. In the event of termination by the Company or the Investor of its obligations to effect the Closing pursuant to Section 7.1, written notice thereof shall be given to the other Investors by the Company. Nothing in this Section 7 shall be deemed to release any party from any liability for any breach by such party of the other terms and provisions of the Transaction Agreements or to impair the right of any party to compel specific performance by any other party of its other obligations under the Transaction Agreements.

8. Miscellaneous Provisions.

8.1 Public Statements or Releases. Except as set forth in Section 5.3, (i) no Investor shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior consent of the Company (which consent shall not be unreasonably withheld) and (ii) the Company shall not make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein that names any Investor without the prior consent of such Investor (which consent shall not be unreasonably withheld).

8.2 Notices. Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, provided no rejection or undeliverable notice is received, (c) three (3) days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt:

(a) If to the Company, addressed as follows:

Werewolf Therapeutics, Inc.

300 Wyman Street, Suite 300

Waltham, Massachusetts 02451

Attn: General Counsel

Email: [***]

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with a copy (which shall not constitute notice) to:

Sidley Austin LLP

60 State Street, 36th Floor

Boston, MA 02109

Attn: [***]

Email: [***]

and

Cooley LLP

55 Hudson Yards

New York, NY 10001-2157

Attention: [***]

Email: [***]

(b) If to any Investor, at its address or e-mail address set forth on Exhibit A, or such address as subsequently modified by written notice given in accordance with this Section 8.2.

Any Person may change the address to which notices and communications to it are to be addressed by notification as provided for herein.

8.3 [Reserved]

8.4 Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

8.5 Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction, except to the extent that mandatory principles of Delaware law may apply.

(b) The Company and each of the Investors, severally and not jointly, hereby irrevocably and unconditionally:

(i) submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the general jurisdiction of any state court or United States Federal court sitting in the Borough of Manhattan, City of New York in the State of New York;

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(ii) consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 8.2 or at such other address of which the other party shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing clause (i) are not available despite the intentions of the parties hereto;

(v) agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law;

(vi) agrees that to the extent that such party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law; and

(vii) irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement.

8.6 Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

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8.7 Expenses. Except as expressly set forth in the Transaction Agreements to the contrary, each party shall pay its own out-of-pocket fees and expenses, including the fees and expenses of attorneys, accountants and consultants employed by such party, incurred in connection with the proposed investment in the Securities and the consummation of the transactions contemplated thereby; provided, however, that the Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company), stamp taxes, transfer taxes and other similar taxes (other than income taxes) and duties levied in connection with the delivery of any Securities to the Investors. The Company shall pay all Placement Agents’ fees relating to or arising out of the transactions contemplated by this Agreement.

8.8 Assignment. None of the parties may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of (x) the Company, in the case of an Investor, and (y) the Investors, in the case of the Company, provided that an Investor may, without the prior consent of the Company, assign its rights to purchase the Securities hereunder to any of its Affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Investor (provided each such assignee agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in Section 4 ). In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of this Agreement by executing a writing agreeing to be bound by and subject to the provisions of this Agreement and shall deliver an executed counterpart signature page to this Agreement and, notwithstanding such assumption or agreement to be bound hereby by an assignee, no such assignment shall relieve any party assigning any interest hereunder from its obligations or liability pursuant to this Agreement.

8.9 Confidential Information.

(a) Each Investor covenants that until the earlier of (i) such time as the transactions contemplated by this Agreement and any material non-public information provided to such Investor are publicly disclosed by the Company and (ii) the termination of this Agreement, such Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Investor’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law.

(b) The Company may request from the Investors such reasonable and customary additional information as the Company may deem necessary to evaluate the eligibility of the Investor to acquire the Securities and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available; provided, that the Company agrees to keep any such information provided by the Investor confidential, except (i) as required by the federal securities laws, rules or regulations and (ii) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq, in which case, the Company will use commercially reasonable efforts to notify the applicable Investor and provide such Investor the opportunity to review such disclosure. The Investor acknowledges that the Company may file a copy of this Agreement and the Registration Rights Agreement with the SEC as exhibit to a periodic report or a registration statement of the Company.

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8.10 Reliance by and Exculpation of Placement Agents.

(a) Each Investor agrees for the express benefit of the Placement Agents and their respective Affiliates and representatives that (i) it is not relying upon, and has not relied upon, any statement, representation or warranty made by the Placement Agents or any of their respective Affiliates or representatives, in making its investment or decision to invest in the Company, (ii) each Placement Agent is acting solely as placement agent in connection with the transactions contemplated hereby and is not acting as an underwriter, initial purchaser, dealer or in any other such capacity and is not and shall not be construed as a fiduciary for such Investor, (iii) the Placement Agents and their respective Affiliates and representatives have not made, and will not make any representations or warranties with respect to the Company or the offer and sale of the Securities or any other matter concerning the Company or the transactions contemplated hereby, and the Investor will not rely on any statements made by the Placement Agents, orally or in writing, to the contrary, (iv) the Investor will be responsible for conducting its own due diligence investigation with respect to the Company and the offer and sale of the Securities, (v) the Investor will be purchasing the Securities based on the results of its own due diligence investigation of the Company and the Placement Agents and each of its directors, officers, employees, representatives, and controlling persons have made no independent investigation with respect to the Company, the Securities or the accuracy, completeness, or adequacy of any information supplied to the Investor by the Company, (vi) the Investor has negotiated the offer and sale of the Securities directly with the Company, and the Placement Agents will not be responsible for the ultimate success of any such investment and (vii) the decision to invest in the Company will involve a significant degree of risk, including a risk of total loss of such investment. Each Investor further represents and warrants to the Placement Agents that it, including any fund or funds that it manages or advises that participates in the offer and sale of the Securities is permitted under its constitutive documents (including, without limitation, all limited partnership agreements, charters, bylaws, limited liability company agreements, all applicable side letters with investors, and similar documents) to make investments of the type contemplated by this Agreement. This Section 8.10 shall survive any termination of this Agreement.

(b) The Company agrees and acknowledges that the Placement Agents may rely on its representations, warranties, agreements and covenants contained in this Agreement, and each Investor agrees that the Placement Agents may rely on such Investor’s representations and warranties contained in this Agreement as if such representations and warranties, as applicable, were made directly to the Placement Agents.

(c) Neither of the Placement Agents nor any of their respective Affiliates or representatives (1) shall be liable for any improper payment made in accordance with the information provided by the Company; (2) makes any representation or warranty, or has any responsibilities as to the validity, enforceability, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to the Transaction Agreements or in connection with any of the transactions contemplated therein; or (3) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon them by the Transaction Agreements or (y) for anything which any of them may do or refrain from doing in connection with the Transaction Agreements, except in each case for such party’s own gross negligence or willful misconduct.

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(d) The Company agrees that the Placement Agents and their respective Affiliates and representatives shall be entitled to (1) rely on, and shall be protected in acting upon, any certificate, instrument, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (2) be indemnified by the Company for acting as the Placement Agents hereunder pursuant to the indemnification provisions set forth in the applicable letter agreement between the Company and the Placement Agents.

8.11 Third Parties. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including, without limitation, any partner, member, shareholder, director, officer, employee or other beneficial owner of any party to this Agreement, in its own capacity as such or in bringing a derivative action on behalf of a party to this Agreement) shall have any standing as a third party beneficiary with respect to this Agreement or the transactions contemplated hereby, except as expressly set forth in this Agreement. Notwithstanding the foregoing, (i) each Placement Agent is an intended third-party beneficiary of the representations and warranties of the Company and of each Investor set forth in Section 3, Section 4, Section 6.1(h) and Section 8.10, respectively, of this Agreement and (ii) the Indemnified Persons are intended third-party beneficiaries of Section 5.9.

8.12 Independent Nature of Investors’ Obligations and Rights. The obligations of each Investor under this Agreement are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance obligations of any other Investor under this Agreement. Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as, and the Company acknowledges that the Investors do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement. The Company acknowledges and each Investor confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Investor also acknowledges that none of Sidley Austin LLP or Cooley LLP have rendered legal advice to such Investor. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Investors with the same terms and Transaction Agreements for the convenience of the Company and not because it was required or requested to do so by any Investor.

8.13 Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

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8.14 Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

8.15 Entire Agreement; Amendments. This Agreement and the Registration Rights Agreement, together with any side letter agreements with any of the Investors, constitute the entire agreement between the parties hereto respecting the subject matter of this Agreement and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter of this Agreement, whether written or oral. No amendment, modification, alteration, or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and the Investor Majority; provided that any amendment, modification, alteration, or change that disproportionately and adversely affects the rights and obligations of any Investor relative to the comparable rights and obligations of the other Investors shall require the prior written consent of such adversely affected Investor; provided, further, that any amendment to the definition of “Share Price” (or of any of the other terms included in such definition), any change in the type of security to be issued to the Investors, and any amendment to or waiver of Section 5.5 (Removal of Legends), Section 5.9 (Indemnification), Section 6.1 (Conditions to the Obligation of the Investors), Section 7.1 (Termination) or this Section 8.15 (Entire Agreement; Amendments) shall require the consent of each Investor; provided, further, that prior to the Closing the consent of all Investors shall be required. Notwithstanding the foregoing, this Agreement may not be amended and the observance of any term of this Agreement may not be waived with respect to any Investor without the written consent of such Investor unless such amendment or waiver applies to all Investors in the same fashion. The Company, on the one hand, and each Investor, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction by such Investor or the Company, respectively, with any term or provision of this Agreement or any condition hereto to be performed, complied with or satisfied by such Investor or the Company, respectively. Notwithstanding the foregoing or anything else herein to the contrary, no amendment, modification, alteration, change or waiver of this Section 8.15 that is material and adverse to the Placement Agents shall be valid without the prior written consent of the Placement Agents, which consent may be granted or withheld in the sole discretion of the Placement Agents.

8.16 Survival. The covenants, representations and warranties made by each party hereto contained in this Agreement shall survive the Closing and the delivery of the Securities in accordance with their respective terms. Each Investor shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

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8.17 Contract Interpretation. This Agreement is the joint product of each Investor and the Company and each provision of this Agreement has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

8.18 Arm’s Length Negotiations. For the avoidance of doubt, the parties acknowledge and confirm that the terms and conditions of the Securities were determined as a result of arm’s-length negotiations.

8.19 Equal Treatment of Investors. No Transaction Agreement (other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Securities) shall have been amended, modified or waived in any manner that benefits any Investor unless each other Investor shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such Investor or their Affiliates or related Person). No consideration (including any modification of any Transaction Agreement) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any Transaction Agreement unless the same consideration is also offered to all of the parties to the Transaction Agreements. For clarification purposes, this provision constitutes a separate right granted to each Investor by the Company and negotiated separately by each Investor, and is intended for the Company to treat the Investors as a class and shall not in any way be construed as the Investors acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

[Remainder of Page Intentionally Left Blank.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMPANY:

WEREWOLF THERAPEUTICS, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

INVESTOR:

[NAME]

By:
Name:
Title:

Address:
[●]
Email: [●]

EXHIBIT A

INVESTORS

Investor Name	Commitment Amount

A-1

EXHIBIT B

FORM OF PRE-FUNDED WARRANT

B-1

EXHIBIT C

FORM OF REGISTRATION RIGHTS AGREEMENT

C-1

SCHEDULE 3.9

Exhibit 10.5

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 202[•], is entered into by and among Werewolf Therapeutics, Inc., a Delaware corporation (the “Company”), and the several investors signatory hereto (individually as an “Investor” and collectively together with their respective permitted assigns, the “Investors”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement by and among the parties hereto, dated as of August 21, 2026 (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”).

WHEREAS:

A. Upon the terms and subject to the conditions of the Purchase Agreement, the Company has agreed to issue to the Investors, and the Investors have agreed to purchase, severally and not jointly, an aggregate of $150 million of shares (the “Initial Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and/or pre-funded warrants to purchase shares of Common Stock (the “Pre-Funded Warrants”). The Initial Shares and the shares of Common Stock Issuable upon exercise of the Pre-Funded Warrants, without giving effect to any limitations on exercise of the pre-funded warrants, and assuming all of the pre-funded warrants are exercised for cash, are collectively referred to herein as the “Shares.”

B. To induce the Investors to enter into the Purchase Agreement, the Company has agreed to provide certain registration rights under the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investors hereby agree as follows:

1. DEFINITIONS.

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization.

(b) “Prospectus” means (i) the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus, and (ii) any “free writing prospectus” as defined in Rule 405 under the Securities Act, relating to the terms of the offering of any portion of the Registrable Securities.

(c) “Register,” “Registered,” and “Registration” refer to a registration effected by preparing and filing one or more registration statements of the Company in compliance with the Securities Act and providing for offering securities on a continuous basis, and the declaration or ordering of effectiveness of such registration statement(s) by the U.S. Securities and Exchange Commission (the “SEC”).

(d) “Registrable Securities” means the (i) Shares, (ii) any Common Stock other than the Shares, issued at or in connection with the closing of the transactions contemplated by the Transaction Documents and held immediately following such closing by a Person that is an affiliate (as defined in Rule 144) of the Company, and (iii) any Common Stock issued or issuable with respect to the securities described in clauses (i) and (ii) as a result of any stock split or subdivision, stock dividend, recapitalization, exchange, reverse stock split or similar event. Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) upon the earliest to occur of the following events: (a) a sale of such securities by the Investor pursuant to a Registration Statement or Rule 144 (in which case, only such securities sold by the Investor shall cease to be Registrable Securities), (b) such securities become eligible for sale without restriction by the Investor pursuant to Rule 144, including without any manner of sale or volume limitations, and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 (or any successor thereto), and (c) with respect to the Registrable Securities described in clause (ii) above, the date on which the holder thereof has ceased to be an affiliate of the Company (as defined in Rule 144) and has not been an affiliate of the Company during the preceding 90 days.

(e) “Registration Expenses” means all registration and filing fee expenses incurred by the Company in effecting any registration pursuant to this Agreement, including (i) all registration, qualification, and filing fees, printing expenses, and any other fees and expenses associated with filings required to be made with the SEC, the Financial Industry Regulatory Authority, Inc. or any other regulatory authority, (ii) all fees and expenses in connection with compliance with or clearing the Registrable Securities for sale under any securities or “Blue Sky” laws, (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses, and (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audit and cold comfort letters required by or incident to such performance).

(f) “Registration Statement” means any registration statement of the Company filed with, or to be filed with, the SEC under the Securities Act, that Registers Registrable Securities, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement as may be necessary to comply with applicable securities laws. “Registration Statement” shall also include a New Registration Statement, as amended when each became effective, including all documents filed as part thereof or incorporated by reference therein, and including any information contained in a Prospectus subsequently filed with the SEC.

(g) “Required Investors” means the Investors holding a majority of the Registrable Securities outstanding from time to time.

(h) “Rule 144” means Rule 144 promulgated under the Securities Act.

(i) “Selling Expenses” means all underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all similar fees and commissions relating to the Investors’ disposition of the Registrable Securities.

(j) “Transaction Documents” means this Agreement, the Purchase Agreement, the Merger Agreement and the CVR Agreement (as defined in the Merger Agreement), together with all exhibits and schedules hereto and thereto and any other documents or agreements executed in connection with the transactions contemplated thereunder and hereunder.

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2. REGISTRATION.

(a) Mandatory Registration. The Company shall, as promptly as reasonably practicable and in any event no later than 45 days after the Closing Date (as defined in the Purchase Agreement) (the “Filing Deadline”), prepare and file with the SEC an initial Registration Statement (the “Initial Registration Statement”) registering the resale of all Registrable Securities. Before filing the Registration Statement, the Company shall furnish to the Investors a copy of the Registration Statement. The Investors and their respective counsel shall have at least five Business Days prior to the anticipated filing date of a Registration Statement to review and comment upon such Registration Statement and any amendment or supplement to such Registration Statement and any related Prospectus, prior to its filing with the SEC. Subject to any SEC comments, such Registration Statement shall include the plan of distribution substantially in the form attached hereto as Exhibit A. Such Registration Statement also shall cover, to the extent allowable under the Securities Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. The Company shall (a) use commercially reasonable efforts to address in each such document prior to being so filed with the SEC such comments as the Investor or its counsel reasonably proposed by the Investor, and (b) not file any Registration Statement or Prospectus or any amendment or supplement thereto containing information regarding the Investor to which Investor reasonably objects, unless such information is required to comply with any applicable law or regulation. The Investors shall promptly furnish all information reasonably requested by the Company and as shall be reasonably required in connection with any registration referred to in this Agreement.

(b) Effectiveness. The Company shall use its reasonable best efforts to have the Initial Registration Statement and any amendment declared effective by the SEC at the earliest possible date but no later than the earlier of the 75th calendar day following the initial filing date of the Initial Registration Statement if the SEC notifies the Company that it will “review” the Initial Registration Statement and (b) the third Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Initial Registration Statement will not be “reviewed” or will not be subject to further review (the “Effectiveness Deadline”). The Company shall notify the Investor by e-mail as promptly as practicable, and in any event, within 24 hours, after the Registration Statement is declared effective or is supplemented and shall provide the Investor with copies of any Prospectus to be used in connection with the sale or other disposition of the securities covered thereby. The Company shall use reasonable best efforts to keep the Initial Registration Statement continuously effective pursuant to Rule 415 promulgated under the Securities Act and available for the resale by the Investors of all of the Registrable Securities covered thereby at all times until the earliest to occur of the following events: (i) the date on which the Investors shall have resold all the Registrable Securities covered thereby; and (ii) the date on which the Registrable Securities may be resold by the Investors without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect (the “Registration Period”). The Initial Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(c) Sufficient Number of Shares Registered. In the event the number of shares available under the Initial Registration Statement at any time is insufficient to cover the Registrable Securities, the Company shall, to the extent necessary and permissible, amend the Initial Registration Statement or file a new registration statement (together with any prospectuses or prospectus supplements thereunder, a “New Registration Statement”), so as to cover all of such Registrable Securities as soon as reasonably practicable, but in any event not later than ten Business Days after the necessity therefor arises (the “New Registration Filing Deadline”). The Company shall use its reasonable best efforts to have such amendment and/or New Registration Statement become effective as soon as reasonably practicable following the filing thereof but no later than the earlier of the 75th calendar day following the initial filing

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date of the New Registration Statement if the SEC notifies the Company that it will “review” the New Registration Statement and (b) the third Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the New Registration Statement will not be “reviewed” or will not be subject to further review (the earlier of such dates, the “New Registration Effectiveness Deadline”). The provisions of Section 2(a) and (b) shall apply to the New Registration Statement, except as modified hereby.

(d) Allowable Delays. On no more than two occasions and for not more than 30 consecutive days or for a total of not more than 60 days in any 12 month period, the Company may delay the effectiveness of the Initial Registration Statement or any other Registration Statement, or suspend the use of any Prospectus, in the event that the Company or Board of Directors reasonably determines, in good faith and upon advice of outside legal counsel, that such delay or suspension is necessary to (A) delay the disclosure of material non-public information concerning the Company, including in connection with the negotiation or consummation of a material transaction by the Company that is pending, that would require additional disclosure by the Company in the Registration Statement of material non-public information that the Company has a bona fide business purpose for preserving as confidential and the non-disclosure of which would be expected, in the reasonable determination of the Board of Directors, upon advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements, in the best interests of the Company or (B) amend or supplement the affected Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (a) notify each Investor in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of an Investor) disclose to such Investor any material non-public information giving rise to an Allowed Delay, (b) advise the Investors in writing to cease all sales under the applicable Registration Statement until the end of the Allowed Delay, (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable and (d) provide a written notice to the Investors within one Business Day after the termination of the Allowed Delay confirming that sales may be resumed. Each Investor may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Investor not receive notices from the Company otherwise required by this Section 2 or Section 3(e); provided, however, that such Investor may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from an Investor (unless subsequently revoked), (a) the Company shall not deliver any notices pursuant to this Section 2(d) or Section 3(e) to such Investor and such Investor shall no longer be entitled to the rights associated with any such notice and (b) each time prior to such Investor’s intended use of an effective Registration Statement, such Investor will notify the Company in writing at least two Business Days in advance of such intended use, and if a notice of an Allowed Delay or Suspension Event (as defined below) was previously delivered (or would have been delivered but for the provisions of this Section 2(d) or Section 3(e), as applicable) and the related suspension period remains in effect, the Company will so notify such Investor, within one Business Day of such Investor’s notification to the Company, by delivering to such Investor a copy of such previous notice of an Allowed Delay or Suspension Event, as applicable, and thereafter will provide such Investor with the related notice of the conclusion of such Allowed Delay or Suspension Event, as applicable, immediately upon the conclusion thereof (which notices shall not contain any material nonpublic information or subject such Investor to any duty of confidentiality).

(e) Rule 415; Cutback. If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in any Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (provided, however, the Company shall be obligated to use reasonable best efforts to advocate with the SEC for the registration of all of the Registrable Securities) or requires any Investor to be named as an “underwriter,” the Company shall (i) promptly notify each holder of Registrable Securities thereof and (ii) make commercially

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reasonable efforts to persuade the SEC that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Investors is an “underwriter.” Each Investor shall have the right to have its legal counsel, at such Investor’s expense, to review and oversee any registration or matters pursuant to this Section 2(e), including participation in any meetings or discussions with the SEC regarding the SEC’s position and to comment on any written submission made to the SEC with respect thereto. No such written submission with respect to this matter shall be made to the SEC to which any Investor’s counsel reasonably objects. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 2(e), the SEC refuses to alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities (the “Cut Back Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not name any Investor as an “underwriter” in such Registration Statement without the prior written consent of such Investor (provided that, in the event an Investor withholds such consent, the Company shall have no obligation hereunder to include any Registrable Securities of such Investor in any Registration Statement covering the resale thereof until such time as the SEC no longer requires such Investor to be named as an “underwriter” in such Registration Statement or such Investor otherwise consents in writing to being so named). Any cut-back imposed on the Investors pursuant to this Section 2(e) shall be allocated among the Investors on a pro rata basis and shall be applied first to any of the Registrable Securities of such Investor as such Investor shall designate, unless the SEC Restrictions otherwise require or provide or the Investors otherwise agree. From and after such date as the Company is able to effect the registration of such Cut Back Shares in accordance with any SEC Restrictions applicable to such Cut Back Shares (such date, the “Restriction Termination Date”), all of the provisions of this Section 2 (including the Company’s obligations with respect to the filing of a Registration Statement and its obligations to use commercially reasonable efforts to have such Registration Statement declared effective within the time periods set forth herein) shall again be applicable to such Cut Back Shares; provided, however, that the date by which the Company is required to file the Registration Statement with respect to such Cut Back Shares shall be the tenth Business Day following the Restriction Termination Date and the date by which the Company is required to have the Registration Statement effective with respect to such Cut Back Shares shall be the 55th day immediately after the Restriction Termination Date (or the 85th day if the SEC reviews such Registration Statement).

(f) Form S-3. Each Registration Statement filed hereunder shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another form in accordance with the provisions of this Section 2(f)). If Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form and (ii) undertake to register the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

3. RELATED COMPANY OBLIGATIONS.

With respect to the Registration Statement and whenever any Registrable Securities are to be Registered pursuant to Section 2, including on the Initial Registration Statement or on any New Registration Statement, the Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

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(a) Notifications. The Company will promptly notify the Investors of the time when any subsequent amendment to the Initial Registration Statement or any New Registration Statement, other than documents incorporated by reference, has been filed with the SEC and/or has become effective or where a receipt has been issued therefor or any subsequent supplement to a Prospectus has been filed and of any request by the SEC for any amendment or supplement to the Registration Statement, any New Registration Statement or any Prospectus or for additional information.

(b) Amendments. The Company will prepare and file with the SEC any amendments, post-effective amendments or supplements to the Initial Registration Statement, any New Registration Statement or any Prospectus, as applicable, that, (a) as may be necessary to keep such Registration Statement effective for the Registration Period and to comply with the provisions of the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), or any similar successor statute, with respect to the distribution of all of the Registrable Securities covered thereby, or (b) in the reasonable opinion of the Investors and the Company, as may be necessary or advisable in connection with any acquisition or sale of Registrable Securities by the Investors.

(c) Investor Review. The Company will not file any amendment or supplement to the Registration Statement, any New Registration Statement or any Prospectus, other than documents incorporated by reference, relating to the Investors, the Registrable Securities or the transactions contemplated hereby unless (A) the Investors and their respective counsel shall have been advised and afforded the opportunity to review and comment thereon at least three (3) Business Days prior to filing with the SEC and (B) the Company shall have given reasonable due consideration to any comments thereon received from the Investors or their counsel.

(d) Copies Available. The Company will furnish to any Investor whose Registrable Securities are included in any Registration Statement and its counsel copies of the Initial Registration Statement, any Prospectus thereunder (including all documents incorporated by reference therein), any Prospectus supplement thereunder, any New Registration Statement and all amendments to the Initial Registration Statement or any New Registration Statement that are filed with the SEC during the Registration Period (including all documents filed with or furnished to the SEC during such period that are deemed to be incorporated by reference therein), each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment) and such other documents as Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by Investor that are covered by such Registration Statement, in each case as soon as reasonably practicable upon such Investor’s request and in such quantities as such Investor may from time to time reasonably request; provided, however, that the Company shall not be required to furnish any document to the Investor to the extent such document is available on EDGAR.

(e) Notification of Stop Orders; Material Changes. The Company shall use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order as soon as practicable. The Company shall advise the Investors promptly (but in no event later than 24 hours) and shall confirm such advice in writing, in each case: (i) of the Company’s receipt of notice of any request by the SEC or any other federal or state governmental authority for amendment of or a supplement to the Registration Statement or any Prospectus or for any additional information; (ii) of the Company’s receipt of notice of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Initial Registration Statement or prohibiting or suspending the use of any Prospectus or Prospectus supplement, or any New Registration Statement, or of the Company’s receipt of any notification of the suspension of qualification of the Registrable Securities for offering or sale in any

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jurisdiction or the initiation or contemplated initiation of any proceeding for such purpose; and (iii) of the Company becoming aware of the happening of any event, which makes any statement of a material fact made in any Registration Statement or any Prospectus untrue or which requires the making of any additions to or changes to the statements then made in any Registration Statement or any Prospectus in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of any Prospectus, in light of the circumstances under which they were made) not misleading, or of the necessity to amend any Registration Statement or any Prospectus to comply with the Securities Act or any other law. The Company shall not be required to disclose to the Investors (and shall not so disclose to any Investor without such Investor’s prior written consent) the substance of specific reasons of any of the events set forth in clause (i) to (iii) of the immediately preceding sentence (each, a “Suspension Event”), but rather, shall only be required to disclose that the event has occurred; provided that the Company shall not provide any material non-public information to the Investors in such notice. If at any time the SEC, or any other federal or state governmental authority shall issue any stop order suspending the effectiveness of any Registration Statement or prohibiting or suspending the use of any Prospectus or Prospectus supplement, the Company shall use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable time. The Company shall furnish to the Investors, without charge, a copy of any correspondence from the SEC or the staff of the SEC, or any other federal or state governmental authority to the Company or its representatives relating to the Initial Registration Statement, any New Registration Statement or any Prospectus, or Prospectus supplement as the case may be. In the event of a Suspension Event set forth in clause (iii) of the second sentence of this Section 3(e), the Company will use its commercially reasonable efforts to publicly disclose such event as soon as reasonably practicable, or otherwise resolve the matter such that sales under Registration Statements may resume; provided, however, that if the Company has a bona fide business purpose for not making such information public, as determined by the reasonable determination of the Board of Directors and upon advice of legal counsel, the Company may suspend the use of all Registration Statements for up to 60 consecutive calendar days; provided, further, that the Company may not suspend the use of all Registration Statements more than twice, or for more than 90 total calendar days, in each case during any twelve-month period.

(f) Confirmation of Effectiveness. If reasonably requested by an Investor at any time in respect of any Registration Statement, the Company shall deliver to such Investor a written confirmation (email being sufficient) from Company’s counsel of whether or not the effectiveness of such Registration Statement has lapsed at any time for any reason (including, without limitation, the issuance of a stop order) and whether or not such Registration Statement is currently effective and available to the Company for sale of Registrable Securities.

(g) Listing. The Company shall use reasonable best efforts to cause all Registrable Securities covered by a Registration Statement to be listed on the Nasdaq Capital Market.

(h) Compliance. The Company shall otherwise use best efforts to comply with all applicable rules and regulations of the SEC under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the Securities Act, promptly inform the Investor in writing if, at any time during the Registration Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Investor is required to deliver a prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder, and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least 12 months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder (for the purpose of this subsection 3(h), “Availability Date” means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the 90th day after the end of such fourth fiscal quarter).

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(i) Blue-Sky. The Company shall register or qualify or cooperate with the Investors and their respective counsel in connection with the registration or qualification of such Registrable Securities for the offer and sale under the securities or blue sky laws of such jurisdictions reasonably requested by the Investor; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(i), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(i), or (iii) file a general consent to service of process in any such jurisdiction.

(j) Rule 144. With a view to making available to the Investors the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Investors to sell shares of Common Stock to the public without registration, the Company covenants and agrees to: (i) make and keep adequate current public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) six months after such date as all of the Registrable Securities may be sold without restriction by the holders thereof pursuant to Rule 144 or any other rule of similar effect or (B) such date as there are no longer Registrable Securities; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and (iii) furnish electronically to each Investor upon request, as long as such Investor owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, (B) a copy of or electronic access to the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Investor of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

(k) Cooperation. The Company shall cooperate with the holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates or uncertificated shares representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144 free of any restrictive legends and representing such number of shares of Common Stock and registered in such names as the holders of the Registrable Securities may reasonably request to the extent permitted by such Registration Statement or Rule 144 to effect sales of Registrable Securities ; for the avoidance of doubt, the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of The Depository Trust Company’s Direct Registration System. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended securities to a transferee of an Investor in connection with any sale of Registrable Securities with respect to which the Investor has entered into a contract for sale, prior to such Investor’s receipt of the notice of an Allowed Delay or a Suspension Event and for which such Investor has not yet settled.

(l) Removal of Restrictive Legends. Without limiting anything in the Purchase Agreement, the Company shall use commercially reasonable efforts to cause the Company’s transfer agent to remove any restrictive legend from any Registrable Securities, as promptly as practicable following the effectiveness of the applicable Registration Statement.

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(m) MNPI. From and after the date hereof, the Company shall not, and shall cause each of its affiliates, representatives and agents to not, provide any Investor or any Investor’s affiliates, representatives or agents, with any material nonpublic information regarding the Company or any of its affiliates (“MNPI”) without the express prior written consent of such Investor, other than in connection with the transactions contemplated by the Transaction Agreements. The Company hereby acknowledges and agrees that, neither any Investor nor any of their respective affiliates shall have any duty of trust or confidence with respect to, or duty not to trade on the basis of, any MNPI (i) provided by, or on behalf of, the Company, any of its affiliates or any of their respective officers, directors, employees, attorneys, agents or representatives or (ii) otherwise possessed (or continued to be possessed) by any Investor (or any affiliate, agent or representative thereof), in each case, as a result of any breach or violation of any of the covenants set forth in this Agreement. In the event that the Company believes that a notice or communication to any Investor or any Investor’s affiliates, attorneys, agents or representatives contains MNPI, the Company shall, prior to the delivery of such notice or communication, so indicate to such Investor, and such indication shall provide such Investor the means to refuse to receive such notice or communication, and in the absence of any such indication, such Investor, the other holders of the Registrable Securities and their respective affiliates, agents and representatives shall be allowed to presume that all matters relating to such notice or communication do not constitute MNPI.

4. OBLIGATIONS OF THE INVESTORS.

(a) Investor Information. Each Investor shall provide a completed Investor Questionnaire in the form attached hereto as Exhibit B or such other information as reasonably requested by the Company (such form or information, a “Questionnaire”) in connection with the registration of the Registrable Securities. If the Company has not received such completed Questionnaire from an Investor within five Business Days of the Company’s request, the Company may file the Registration Statement without including such Investor’s Registrable Securities.

(b) Suspension of Sales. Each Investor, severally and not jointly with any other Investor, agrees that, upon receipt of any notice from the Company of the existence of an Allowed Delay or a Suspension Event as set forth in Section 3(e), the Investor will promptly discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until the Investor’s receipt of a notice from the Company confirming the resolution of such Allowed Delay or Suspension Event and that such dispositions may again be made; provided, for the avoidance of doubt, that the foregoing shall not limit the right of the Investor to sell or otherwise dispose of the Registrable Securities pursuant to Rule 144 or any other exemption from the registration requirements of the Securities Act or to settle a transaction pursuant to a Registration Statement as to which a contract for such sale was entered into prior to such Investor’s receipt of the notice from the Company of the existence of the Allowed Delay or Suspension Event. The Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of an Investor in accordance with any sale of Registrable Securities pursuant to a Registration Statement with respect to which such Investor has entered into a contract for sale prior to such Investor’s receipt of the notice from the Company of the existence of the Allowed Delay or Suspension Event. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended securities to a transferee of an Investor in connection with any sale of Registrable Securities with respect to which the Investor has entered into a contract for sale, prior to such Investor’s receipt of the notice of an Allowed Delay and for which such Investor has not yet settled.

(c) Investor Cooperation. Each Investor, severally and not jointly with any other Investor, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any amendments and supplements to any Registration Statement or New Registration Statement hereunder, unless such Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

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5. EXPENSES OF REGISTRATION.

All Registration Expenses incurred in connection with registrations pursuant to this Agreement shall be borne by the Company. All Selling Expenses relating to securities registered on behalf of the Investors shall be borne by the Investors pro rata on the basis of the number of Registrable Securities so registered.

6. INDEMNIFICATION.

(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, each Person, if any, who controls each Investor, the members, shareholders, directors, officers, partners, employees, members, managers, agents, representatives and advisors of each Investor and each Person, if any, who controls any of the foregoing within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Person”), against any losses, obligations, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges and costs (including, without limitation, court costs and costs of preparation), reasonable and documented attorneys’ fees, amounts paid in settlement or reasonable and documented expenses, (collectively, “Indemnified Damages”) reasonably incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency or body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Claims”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement, any preliminary prospectus or final prospectus, or any amendment or supplement thereof, or (ii) any violation or alleged violation by the Company or any of its subsidiaries of the Securities Act, Exchange Act or any other state securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered or any rule or regulation promulgated thereunder applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration of the Registrable Securities (the matters in the foregoing clauses (i) and (ii) being, collectively, “Violations”). The Company shall reimburse each Indemnified Person promptly as such Indemnified Damages are incurred and are due and payable, for any reasonable out-of-pocket legal fees or other reasonable and documented expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (A) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by the relevant Investor or such relevant Indemnified Person specifically for use in such Registration Statement or prospectus and was reviewed and approved in writing by such Investor or such Indemnified Person expressly for use in connection with the preparation of any Registration Statement, any prospectus or any such amendment thereof or supplement thereto, if such in each case if the foregoing was timely made available by the Company; (B) with respect to any superseded prospectus, shall not inure to the benefit of any such Person from whom the Person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any other Indemnified Person) if the untrue statement or omission of material fact contained in the superseded prospectus was corrected in the revised prospectus, as then amended or supplemented, and the Indemnified Person was promptly advised in writing not to use the outdated, defective or incorrect prospectus prior to the use giving rise to a Violation; and (C) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investor pursuant to Section 8.

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(b) In connection with the Initial Registration Statement, any New Registration Statement or any prospectus, each Investor, severally and not jointly, agree to indemnify, hold harmless and defend, the Company, each of its directors, each of its officers who signed the Initial Registration Statement or signs any New Registration Statement, and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Party”), against any losses, claims, damages, liabilities and expenses (including reasonable and documented attorneys’ fees) resulting from any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement to the extent, and only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission occurs in reliance upon and in conformity with information about an Investor furnished in writing by such Investor to the Company and reviewed and approved in writing by such Investor or such Indemnified Person expressly for use in connection with the preparation of the Registration Statement, any New Registration Statement, any prospectus or any such amendment thereof or supplement thereto. In no event shall the liability of an Investor be greater in amount than the dollar amount of the proceeds (net of all expense paid by such Investor in connection with any claim relating to this Section 6 and the amount of any damages such Investor has otherwise been required to pay by reason of such untrue statement or omission) received by such Investor upon the sale of the Registrable Securities included in such Registration Statement giving rise to such indemnification obligation. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Investor, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by any Investor pursuant to Section 8.

(c) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be, and upon such notice, the indemnifying party shall not be liable to the Indemnified Person or the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Person or the Indemnified Party in connection with the defense thereof; provided, however, that an Indemnified Person or Indemnified Party (together with all other Indemnified Persons and Indemnified Parties that may be represented without conflict by one counsel) shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised as to the status of the defense or any settlement

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negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the Indemnified Party or Indemnified Person in respect to or arising out of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing or malfeasance by or on behalf of, the Indemnified Party or Indemnified Person. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

(d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred. Any Person receiving a payment pursuant to this Section 6 which person is later determined to not be entitled to such payment shall return such payment (including reimbursement of expenses) to the person making it.

(e) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7. CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 7 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by such seller from the sale of such Registrable Securities giving rise to such contribution obligation.

8. ASSIGNMENT OF REGISTRATION RIGHTS.

The Company shall not assign this Agreement or any rights or obligations hereunder (whether by operation of law or otherwise) without the prior written consent of the Required Investors; provided, however, that in any transaction, whether by merger, reorganization, restructuring, consolidation, financing or otherwise, whereby the Company is a party and in which the Registrable Securities are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Investor in connection with such transaction unless such securities are otherwise freely tradable by the Investor after giving effect to such transaction, and the prior written consent of the Required Investors shall not be required for such transaction.

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An Investor may transfer or assign its rights hereunder, in whole or from time to time in part, to one or more Persons in connection with the transfer of Registrable Securities by such Investor to such Person, provided that such Investor complies with all laws applicable thereto, and the provisions of the Purchase Agreement, and provides written notice of assignment to the Company promptly after such assignment is effected, and such Person agrees in writing to be bound by all of the provisions contained herein.

The provisions of this Agreement shall be binding upon and inure to the benefit of the Investors and their respective successors and permitted assigns.

9. AMENDMENTS AND WAIVERS.

The provisions of this Agreement, including the provisions of this sentence, may be amended, modified or supplemented, or waived only by a written instrument executed by (i) the Company and (ii) the Required Investors, provided that (A) any party may give a waiver as to itself, and provided further that, (B) any amendment, modification, supplement or waiver that disproportionately and adversely affects the rights and obligations of any Investor relative to the comparable rights and obligations of the other Investors shall require the prior written consent of such adversely affected Investor or each Investor, as applicable, and (C) any amendments to Section 6, Section 7 or this Section 9 or to the definitions of “Filing Deadline,” “Effectiveness Deadline,” or “Registration Period” shall require the written consent of each Investor. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of one or more Investors and that does not adversely directly or indirectly affect the rights of other Investors may be given by Investors holding all of the Registrable Securities to which such waiver or consent relates.

10. MISCELLANEOUS.

(a) Notices. Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, provided no rejection or undeliverable notice is received, (c) three days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt:

i. If to the Company, addressed as follows:

Werewolf Therapeutics, Inc.

303 Wyman Street, Suite 300

Waltham, Massachusetts 02451

Attn: General Counsel

Email: [***]

with a copy (which shall not constitute notice):

Sidley Austin LLP

60 State Street, 36th Floor

Boston, MA 02109

Attn: [***]

Email: [***]

and

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Cooley LLP

55 Hudson Yards

New York, NY 10001-2157

Attention: [***]

Email: [***]

ii. If to any Investor, at its e-mail address or address set forth on its signature page to the Purchase Agreement or to such e-mail address, or address as subsequently modified by written notice given in accordance with this Section 10.

Any Person may change the address to which notices and communications to it are to be addressed by notification as provided for herein.

(b) [Reserved].

(c) Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

(d) Governing Law. The provisions of Section 8.5 of the Purchase Agreement are incorporated by reference herein mutatis mutandis.

(e) Integration. This Agreement and the other Transaction Documents constitute the entire agreement between the parties hereto respecting the subject matter hereof and supersede all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral.

(f) Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(g) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

(h) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

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(i) Contract Interpretation. This Agreement is the joint product of each Investor and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

(j) No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including, without limitation, any partner, member, shareholder, director, officer, employee or other beneficial owner of any party to this Agreement, in its own capacity as such or in bringing a derivative action on behalf of a party to this Agreement) shall have any standing as a third party beneficiary with respect to this Agreement or the transactions contemplated hereby, except as expressly provided in this Agreement (including as set forth in Sections 6 and 7).

(k) Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

(l) Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Company covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, stockholder, general or limited partner or member of the Investors or of any affiliates or assignees thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, stockholder, general or limited partner or member of the Investors or of any affiliates or assignees thereof, as such for any obligation of the Investors under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

(m) Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

(n) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of date first written above.

COMPANY:

WEREWOLF THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of date first written above.

INVESTOR:

[NAME]

By:

Name:

Title:

[Signature Page to Registration Rights Agreement]

Exhibit A

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	distributions to members, partners, stockholders or other equityholders of the selling stockholders;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales and settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling stockholders for purposes of this prospectus.

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In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the pre-funded warrants by payment of cash, however, we will receive the exercise price of the pre-funded warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or another available exemption from the registration requirements under the Securities Act.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act (it being understood that the selling stockholders shall not be deemed to be underwriters solely as a result of their participation in this offering). Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

2

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to use commercially reasonable efforts to cause the registration statement of which this prospectus constitutes a part to become effective and to remain continuously effective until the earlier of: (i) the date on which the selling stockholders shall have resold or otherwise disposed of all the shares covered by this prospectus and (ii) the date on which the shares covered by this prospectus no longer constitute “Registrable Securities” as such term is defined in the Registration Rights Agreement, such that they may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations and without current public information pursuant to Rule 144 under the Securities Act or any other rule of similar effect.

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Exhibit B

Investor Questionnaire

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1. Name.

(a)	Full Legal Name of Investor

(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2. Address for Notices to Investor:

Telephone:

E-Mail:

Contact Person:

4

3. Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes  ☐    No ☐

(b)	If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes  ☐    No ☐

Note:	If “no” to Section 3(b), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)	Are you an affiliate of a broker-dealer?

Yes  ☐    No ☐

(d)

If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes  ☐    No ☐

Note:	If “no” to Section 3(d), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4. Beneficial Ownership of Securities of the Company Owned by the Investor.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

(a)	Type and Amount of other securities beneficially owned by the Investor:

5

5. Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date:	Beneficial Owner:

By:
Name:
Title:

PLEASE EMAIL A .PDF COPY OF THE COMPLETED AND EXECUTED QUESTIONNAIRE TO: [***]

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Exhibit 10.6

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [•], 202[•] (this “Agreement”), is entered into by and among WEREWOLF THERAPEUTICS, INC., a Delaware corporation (“Werewolf”), and [•] (the “Rights Agent” and, collectively with Werewolf, the “Parties”).

RECITALS

WHEREAS, Ambros Therapeutics, Inc., a Delaware corporation (“Ambros”), Werewolf, and Wave Atlantis Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Werewolf (“Merger Sub”) have entered into an Agreement and Plan of Merger dated as of August 21, 2026 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Ambros (the “Merger”), with Ambros surviving the Merger as a wholly owned subsidiary of Werewolf; and

WHEREAS, in accordance with the Merger Agreement, Werewolf will issue and distribute to each of the holders of Werewolf Common Stock of record as of the close of business on the last Business Day prior to the Effective Time, by way of a dividend or distribution consistent with the Merger Agreement, one CVR (as defined below) for each share of Werewolf Common Stock held by such holder, with each CVR representing the right to receive non-transferable contingent cash payments in respect of each Legacy Asset Agreement (as defined below) as hereinafter described.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, the Parties agree, for the proportionate benefit of all Holders (as defined below), as follows:

1. DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

1.1 Definitions. Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Merger Agreement, unless expressly set forth otherwise herein. As used in this Agreement, the following terms will have the following meanings:

“Board of Directors” means the board of directors of Werewolf following consummation of the transactions contemplated by the Merger Agreement.

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of Werewolf to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“CVR Payment Period” means an annual period (or portion thereof) beginning on the Effective Time and ending on December 31 of any given calendar year during the CVR Period; provided, that if the last CVR Payment Period would end subsequent to the expiration of the CVR Period, such CVR Payment Period will end on the Expiration Date.

“CVR Payment Amount” means an amount equal to one hundred percent (100%) of the Net Proceeds actually received, without duplication, in respect of any Legacy Asset pursuant to any Legacy Asset Agreement by any Payment Obligor from or on behalf of any Legacy Asset Counterparty.

“CVR Payment Date” means, with respect to any CVR Payment Period, no later than thirty (30) days following expiration of such CVR Payment Period; provided that if the aggregate Net Proceeds for such CVR Payment Period (together with any Net Proceeds carried forward from prior CVR Payment Periods pursuant to the definition of “Net Proceeds”) is less than $1,000,000, no CVR Payment Amount shall be due and payable with respect to such CVR Payment Period, and instead such Net Proceeds shall be carried forward and added to the Net Proceeds for the subsequent CVR Payment Period(s) until (i) the aggregate Net Proceeds (after giving effect to all such carried-forward amounts) equal or exceed $1,000,000 or (ii) the last CVR Payment Period of the CVR Period, at which point the CVR Payment Date shall occur no later than thirty (30) days following the end of the CVR Period regardless of whether such $1,000,000 threshold has been met.

“CVR Period” means the period beginning at the Effective Time and ending on the Expiration Date.

“CVRs” means the right to receive contingent cash payments with respect to a Legacy Asset Agreement pursuant to this Agreement and the Merger Agreement.

“Disposition Period” means the period beginning at the Effective Time and ending on the date that is twelve (12) months following the Effective Time.

“DTC” means The Depository Trust Company or any successor thereto.

“Expiration Date” means [•]1.

“Gross Proceeds” means, without duplication, for any CVR Payment Period, the sum of all Cash and Cash Equivalents actually paid to the relevant Payment Obligor or received by any Payment Obligor under the Legacy Asset Agreement(s), in each case, solely to the extent attributable to one or more Legacy Asset(s); provided that the following shall be excluded from Gross Proceeds: (a) any amount paid by or on behalf of a Legacy Asset Counterparty in respect of goods or services, including for the conduct of research, development or manufacturing activities, amounts paid to purchase any goods, or amounts to reimburse or pay third parties for the cost of goods or services, including research, development, clinical, regulatory, commercialization, patent or manufacturing activities being conducted by a third party on behalf of Werewolf, or any other Affiliate of Werewolf; (b) any amounts paid by or on behalf of a Legacy Asset Counterparty for payment or reimbursement of patent prosecution, defense, enforcement and maintenance and other related expenses; (c) any consideration received by a Payment Obligor under a Legacy Asset Agreement after the Expiration Date; (d) any benefits, rights or value received pursuant to a Legacy Asset Agreement that are allocable or attributable to a right or asset other than a Legacy Asset that is disposed under a Legacy Asset Agreement; (e) profit-share, revenue-share, or similar participation payments; and (f) other ancillary, indirect or incidental benefits, rights or value received in connection with or arising out of a Legacy Asset Agreement. For the avoidance of doubt, equity securities shall constitute Gross Proceeds only to the extent

[1]	Note to Draft: To be the date that is three (3) years from the date of Closing.

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such equity securities are listed and freely tradeable on a national securities exchange as of the date of receipt thereof by the relevant Payment Obligor, in which case the value of such equity securities shall be determined based on the volume-weighted average closing price of such equity securities on such national securities exchange for the five (5) trading days ending on the trading day immediately prior to the date of receipt thereof; and no other non-cash property or consideration (including debt securities, equity securities that are not so listed and freely tradeable, or other in-kind consideration) received by any Payment Obligor shall constitute Gross Proceeds at any time. For clarity, Gross Proceeds shall include, without duplication, all amounts received by Werewolf or any of its Subsidiaries prior to the Effective Time pursuant to any Legacy Asset Transaction consummated prior to the Closing, and all such amounts shall be deemed to have been received in the first CVR Payment Period of the CVR Period; provided, however, that all of such amounts should be excluded from Gross Proceeds if any value was ascribed to such amounts in reaching a determination (including but not limited to the calculation of Net Cash pursuant to Section 2.8 of the Merger Agreement) as to the consideration to be payable pursuant to the Merger Agreement.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“Legacy Asset” means each of Werewolf’s conditionally activated INDUKINE programs referred to as WTX-124 and WTX-330, including any and all and related clinical and preclinical assets (e.g., all molecules and sequences identified in the programs), in each case to the extent owned by Werewolf as of the date of the Merger Agreement and still owned by Werewolf as of the Closing.

“Legacy Asset Agreement” means any agreement or series of agreements entered into during the period beginning on the date of the Merger Agreement and ending upon the expiration of the Disposition Period between, on the one hand, Werewolf, Ambros or any other Affiliate of Werewolf, and, on the other hand, any other Person, under which Werewolf, Ambros or any other Affiliate of Werewolf consummates a Legacy Asset Transaction.

“Legacy Asset Consultant” means the consultant engaged pursuant to Section 2.5(c) of the Merger Agreement.

“Legacy Asset Counterparty” means any Person that is party to any Legacy Asset Agreement, other than Werewolf, Ambros or any other Affiliate of Werewolf.

“Legacy Asset Transaction” means any sale, license, sublicense, transfer, assignment, disposition, divestiture, out-license, or other monetization of any or all of the Legacy Assets.

“Net Proceeds” means, for each CVR Payment Period during the CVR Period, the aggregate Gross Proceeds attributable to all Legacy Assets for such CVR Payment Period minus the aggregate Permitted Deductions for such CVR Payment Period, in each case as calculated in a manner consistent with GAAP. Net Proceeds shall be calculated on an aggregate basis across all Legacy Assets (and not on a Legacy Asset-by-Legacy Asset basis), such that Permitted Deductions attributable to any Legacy Asset may be applied against Gross Proceeds attributable to any other Legacy Asset; provided that any Permitted Deductions in excess of aggregate Gross Proceeds for

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any CVR Payment Period shall be carried forward and applied against aggregate Gross Proceeds in subsequent CVR Payment Periods. For clarity, if any of the applicable Gross Proceeds or Permitted Deductions are not in U.S. dollars, currency conversion to U.S. dollars shall be made by using the exchange rate published by Bloomberg on the date of receipt of such Gross Proceeds or date of payment of relevant Permitted Deductions, as applicable.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Werewolf, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Payment Obligor” means Werewolf or any Affiliate of Werewolf, or any of their respective successors (including any Assignee) or Affiliates.

“Permitted Deductions” means the sum of, without duplication of any deductions listed below or exclusions from Gross Proceeds, the following costs or expenses or amounts with respect to a particular CVR Payment Period.

(a) any applicable Taxes (including but not limited to any applicable value added, transfer, stamp, withholding or sales taxes) imposed on Gross Proceeds and payable by Werewolf or any of its Affiliates (regardless of whether the due date for such Taxes arises during or after the Disposition Period) and any income or other Taxes payable by Werewolf or any of its Affiliates that would not have been incurred by Werewolf or its Affiliates but for the Gross Proceeds having been received or accrued by Werewolf or its Affiliates; provided that for purposes of calculating income Taxes incurred by Werewolf or its Affiliates in respect of the Gross Proceeds, any such income Taxes shall be computed (i) assuming that the only items of gross income of Werewolf or its Affiliates are the applicable items of Gross Proceeds (for the avoidance of doubt, assuming that such items of Gross Proceeds are includable in the taxable income of Werewolf or its Affiliates, as applicable, no later than the taxable year that includes the corresponding CVR Payment Amount), (ii) assuming that the only items of expenses, losses, credits or other deductions of Werewolf or its Affiliates are (1) those items of expense, loss, credit and deduction (including net operating loss carryforwards or other Tax attributes) of Werewolf or its Affiliates existing as of immediately prior to the Effective Time for U.S. federal income tax purposes and applicable state and local income tax purposes that are actually usable by Werewolf or its Affiliates, as applicable, in the tax year of receipt of the applicable items of Gross Proceeds, to the extent such net operating loss carryforwards and other items are permitted by applicable Law to be, and are, taken as a deduction in such taxable year (for the sake of clarity, (A) taking into account any limits on the usability of such attributes, including under Section 382 of the Code as reasonably determined by a nationally recognized tax advisor, including, but not limited to, as a result of the transactions contemplated by the Merger Agreement and (B) excluding any net operating losses or other Tax attributes generated by (x) Werewolf or its Affiliates after the Effective Time, including by reason of any acquisition after the Closing, or (y) Ambros, the Surviving Corporation or any of their respective Subsidiaries before, on or after the Effective Time) and (2) those items of expense, loss, credit and deduction of Werewolf or its Affiliates that arise from any Permitted Deduction, (iii) all such items of Gross Proceeds are taxed in the hands of Werewolf or its Affiliates, as applicable, at the highest applicable marginal income or other similar U.S. federal, state, local and non-U.S. tax rate applicable to Werewolf and its Affiliates (as applicable) and (iv) without regard to whether any income Taxes are actually paid or payable by Werewolf or any of its Affiliates as a result of

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joining in the filing of any consolidated, combined, unitary or similar Tax Return that includes Ambros, the Surviving Corporation or any of their respective Subsidiaries (for the avoidance of doubt, to the extent that a Tax attribute of Ambros or any of its Subsidiaries is used by the group to reduce a tax payable, Werewolf and its Affiliates shall be deemed to have paid that Tax liability, and any amounts computed pursuant to this clause (a) shall be deemed to have been paid or payable and remitted by a Payment Obligor in the CVR Payment Period in which the related Gross Proceeds are included in Gross Proceeds); provided, further that, with respect to any Legacy Asset Transaction consummated prior to the Effective Time, including any such Legacy Asset Transaction consummated on the Closing Date but prior to the Effective Time, each amount in respect of Taxes described in this clause (a) that is attributable to proceeds included in Gross Proceeds shall, to the extent not taken into account in the determination of Final Werewolf Net Cash, be deemed to have been paid or remitted by a Payment Obligor and shall constitute a Permitted Deduction for the first CVR Payment Period (for this purpose, an amount shall be treated as having been taken into account in Final Werewolf Net Cash only to the extent it resulted in a dollar-for-dollar reduction in Final Werewolf Net Cash, whether through a reduction of Werewolf’s Cash and Cash Equivalents or as a separate deduction, reserve, accrual, funding amount, holdback, offset or other adjustment in the calculation of Final Werewolf Net Cash);

(b) any documented internal or out-of-pocket costs and expenses actually paid by Werewolf or any of its Affiliates reasonably allocable to one or more Legacy Asset(s), including any losses paid or payable by Werewolf or any of its Affiliates arising out of any third-party claims, demands, actions or other proceedings relating to or in connection with any Legacy Asset Transaction, including indemnification obligations of Werewolf or any of its Affiliates set forth in any Legacy Asset Agreement, technology transfer costs, litigation costs, contractual expenses or any costs in respect of head licenses for sublicensed technology and the development or prosecution, maintenance or enforcement by Werewolf or any of its Subsidiaries of intellectual property rights but excluding any costs related to a breach of this Agreement, including costs incurred in litigation in respect of the same; provided that internal costs for a particular activity shall only include the direct personnel and other incremental costs actually paid by Werewolf or its Affiliates in performing such activity under such Legacy Asset Agreement, and shall exclude (i) all general and administrative expenses, corporate overhead, shared services costs and any indirect or allocated costs (including finance, executive management, legal, human resources, IT, facilities, insurance and similar corporate functions), (ii) depreciation, amortization and other non-cash expenses, (iii) any recovery or allocation of capital expenditures or capitalized costs; provided, that, as determined in accordance with the Wind-Down Expense Determination Procedures, any Wind-Down Estimated Expenses that will no longer be incurred as a direct result of such disposition shall be added back in the calculation of Net Proceeds;

(c) any documented internal and out-of-pocket costs and expenses actually paid by Werewolf or any of its Affiliates in connection with business development related efforts with respect to the Legacy Asset(s), including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, legal costs, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto (but excluding any costs or expenses previously deducted from Gross Proceeds), in each case as incurred by or on behalf of, or approved in advance by, the Legacy Asset Consultant;

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(d) any documented expenses actually paid by Werewolf or any of its Affiliates in maintaining, enforcing, defending and filing patents covering the Legacy Assets until the expiration of the CVR Period, or to preserve or ready the Legacy Assets for disposition, including costs of maintaining the Legacy Assets, master cell banks, regulatory filings and intellectual property in existence as of the Closing Date;

(f) any Costs or Liabilities incurred by Werewolf or any of its Affiliates arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Legacy Asset or Legacy Asset Agreement;

(f) any documented fees and expenses of the Rights Agent and the Legacy Asset Consultant; and

(g) any other documented out-of-pocket costs incurred by or on behalf of, or approved in advance by, the Legacy Asset Consultant.

“Permitted Transfer” means a transfer of CVRs (a) on death of a Holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in nominee form, from a nominee to the applicable beneficial owner (through an intermediary if applicable) or from a nominee to another nominee for the same beneficial owner, to the extent allowable by the Rights Agent; (f) a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; or (g) to Werewolf for any or no consideration.

“Requisite Holders” means the Holders holding not less than ten percent (10%) of the then-outstanding CVRs.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Wind-Down Expense Determination Procedures” means, following any disposition of any Legacy Asset, a determination mutually agreed in good faith by Werewolf and the Legacy Asset Consultant that a Wind-Down Estimated Expense will no longer be incurred as a direct result of the wind-down of such Legacy Asset. In the event there is a dispute, Werewolf and the Legacy Asset Consultant shall cooperate in good faith to resolve such dispute as promptly as practicable, and any such resolution shall be final, conclusive and binding for all purposes hereunder. In the event the Werewolf and the Legacy Asset Consultant are unable to resolve any such dispute within 30 days of such disposition, or such longer period as Werewolf and the Legacy Asset Consultant shall mutually agree in writing, such dispute shall be resolved in accordance with the procedures set forth in Section 2.8(b) through Section 2.8(e) of the Merger Agreement, mutatis mutandis, and shall become final, conclusive and binding for all purposes hereunder in accordance with such procedures.

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1.2 Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) references to a Section means a Section of this Agreement unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, (f) all references to dollars or “$” refer to United States dollars and (g) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”) unless the subjects of the conjunction are mutually exclusive. For clarity, the Parties agree that the phrase “adverse” when used in this Agreement with respect to the Holders includes any amendment or other action, as applicable, that does or would be reasonably expected to reduce, eliminate, or delay (y) any payment to the Holders under this Agreement by more than de minimis amounts, or (z) any payment to Werewolf or its successors or their Subsidiaries under any Legacy Asset Agreement that would constitute a CVR Payment Amount by more than de minimis amounts.

2. CONTINGENT VALUE RIGHTS

2.1 CVRs; Appointment of Rights Agent.

(a) As provided in the Merger Agreement, at the Effective Time, Werewolf shall issue and distribute, by way of a dividend or distribution consistent with the Merger Agreement , one CVR for each share of Werewolf Common Stock held of record as of the close of business on the last Business Day prior to the Effective Time (less applicable withholding Taxes). Each CVR represents the contingent right of a Holder to receive the CVR Payment Amount with respect to any Legacy Asset Agreement, divided by the number of then-outstanding CVRs pursuant to this Agreement, to be paid in accordance with this Agreement. The initial Holders will be determined in accordance with the Merger Agreement.

(b) Werewolf hereby appoints the Rights Agent to act as rights agent for Werewolf as contemplated hereby in accordance with the express terms and conditions set forth in this Agreement (and no implied terms or conditions), and the Rights Agent hereby accepts such appointment.

2.2 Nontransferable. The CVRs will not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

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2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book entry format and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep a register (the “CVR Register”) for the purpose of registering CVRs and transfers of CVRs as permitted herein. The CVR Register will initially show one position for Cede & Co. representing all the shares of Werewolf Common Stock held by DTC on behalf of the street name holders or beneficial owners of the shares of Werewolf Common Stock held by or beneficially owned by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders or beneficial owners with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders or beneficial owners in accordance with Section 2.3.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent, duly executed by the Holder thereof or the Holder’s attorney duly authorized in writing, personal representative or survivor and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. No service charge shall be made for any registration of transfer of a CVR, but Werewolf or the Rights Agent, as applicable, may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid or will be paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Werewolf and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void ab initio.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.

2.4 Payment Procedures.

(a) If a Legacy Asset Agreement is entered into during the Disposition Period, then Werewolf shall promptly deliver to the Rights Agent written notice indicating that a Legacy Asset Agreement has been entered into and a copy of the Legacy Asset Agreement and any ancillary agreements thereto.

(b) On or before each CVR Payment Date, with respect to any Legacy Asset Agreement, Werewolf will deliver to the Rights Agent (i) a notice (in each case, a “CVR Payment Notice”) indicating (A) that the Holders are entitled to receive one or more payments with respect to Net Proceeds from the applicable Legacy Asset Agreement, (B) the source and trigger event for such payment of such Net Proceeds under the applicable Legacy Asset Agreement, and (C) the Gross Proceeds, Net Proceeds and any Permitted Deductions, with reasonable supporting detail

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for such Permitted Deductions, as applicable, (ii) an Officer’s Certificate certifying such calculation and (iii) any letter of instruction reasonably required by the Rights Agent. On or before any CVR Payment Date, Werewolf shall, in accordance with Section 4.2, transfer to the Rights Agent by wire transfer of immediately available funds to an account designated by the Rights Agent an amount of cash equal to the applicable CVR Payment Amount for such CVR Payment Date payable to the Holders on account of all CVRs in respect of such Net Proceeds under the applicable Legacy Asset Agreement. All payments made by Werewolf hereunder shall be made in U.S. dollars. For the avoidance of doubt, Werewolf shall have no further liability in respect of the relevant CVR Payment Amount upon delivery of such CVR Payment Amount in accordance with this Section 2.4(b) and the satisfaction of each of Werewolf’s obligations set forth in this Section 2.4(b).

(c) The Rights Agent will promptly, and in any event within ten (10) Business Days of receipt of any CVR Payment Notice (each such date, a “CVR Notice Date”), send each Holder at its registered address a copy of the applicable CVR Payment Notice. At the time the Rights Agent sends a copy of such CVR Payment Notice to the Holders, the Rights Agent will also pay the applicable CVR Payment Amount to the Holders, with each Holder receiving an amount equal to the product of A * B where “A” equals the quotient of (i) the applicable CVR Payment Amount in respect of the applicable Net Proceeds under the applicable Legacy Asset Agreement, divided by (ii) the then-outstanding number of CVRs held by all Holders, and “B” equals the number of CVRs held by such Holder as reflected on the CVR Register, by check mailed to the address of each Holder as reflected in the CVR Register, in each case, as of the close of business on the last Business Day prior to such CVR Notice Date.

(d) In addition to any Permitted Deductions, Werewolf and its Affiliates and the Rights Agent shall be entitled to deduct or withhold, or cause to be deducted and withheld, from any amounts required to be paid or distributed under this Agreement (including any CVR Payment Amount otherwise payable or otherwise deliverable pursuant to this Agreement), such amounts as are reasonably determined to be required to be deducted or withheld with respect to the making of such payment or distribution (including in respect of the distribution of CVRs) under the Code or any other provision of any applicable federal, state, local or non-U.S. Tax Law. To the extent such amounts are so deducted or withheld and paid over or deposited with the relevant Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Holder(s) to whom such amounts would otherwise have been paid or delivered. Werewolf shall instruct the Rights Agent to use commercially reasonable efforts to solicit from such Holder any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) a reasonable amount of time prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder in order to provide the opportunity for the Holder to provide such Tax forms in order to avoid or reduce such withholding amounts.

(e) Any portion of any CVR Payment Amount that remains undistributed to the Holders six (6) months after an applicable CVR Notice Date will be delivered by the Rights Agent to Werewolf, upon demand, and any Holder will thereafter look only to Werewolf for payment of such CVR Payment Amount, without interest.

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(f) Neither Werewolf nor the Rights Agent will be liable to any person in respect of any CVR Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If, despite Werewolf’s and the Rights Agent’s reasonable best efforts to deliver a CVR Payment Amount to the applicable Holder, any CVR Payment Amount has not been paid prior to one (1) year after an applicable CVR Notice Date, as applicable (or immediately prior to such earlier date on which the CVR Payment Amount would otherwise escheat to or become the property of any Governmental Authority), any such CVR Payment Amount will, to the extent permitted by applicable Law, become the property of Werewolf, free and clear of all claims or interest of any person previously entitled thereto.

(g) For all U.S. federal and applicable state and local income Tax purposes the Parties agree to treat (i) the CVRs issued pursuant to the Pre-Closing Distribution as a distribution of property by Werewolf with respect to the Werewolf Common Stock to which Section 301 of the Code applies, and not as consideration paid or received in connection with the Merger and (ii) any CVR Payment Amount as a contractual payment pursuant to the rights afforded by this Agreement to the Holder and not as a distribution by Werewolf in respect of Werewolf Common Stock. Each of the Parties shall, and shall cause their respective Affiliates to, report such treatment consistently on all U.S. federal and applicable state and local income Tax Returns and shall not take any position inconsistent therewith for such Tax purposes, except as otherwise required by a final determination within the meaning of Section 1313(a) of the Code or applicable Law. Consistent with the tax treatment described in this Section 2.4(g), Werewolf will send, or cause to be sent, IRS Forms 1099-DIV to all Holders notifying them of the portion of the CVR value that is a nondividend distribution (or a dividend to the extent of Werewolf’s current or accumulated earnings and profits) for U.S. federal income Tax purposes. Werewolf (but not Ambros) will independently retain and pay for the services of a third-party valuation firm to determine the fair market value of the CVRs and Werewolf will utilize such fair market value for purposes of all Tax reporting (including on IRS Forms 1099-DIV) with respect to the CVRs.

2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in Werewolf.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in Werewolf or in any constituent company to the Merger. The sole right of the Holders to receive property hereunder is the right to receive CVR Payment Amount, if any, in accordance with the terms hereof.

(c) Neither Werewolf or its directors and officers nor Ambros or its directors and officers will be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement or the CVRs.

(d) It is further acknowledged and agreed that neither Ambros nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(d) is an essential and material term of this Agreement.

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2.6 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Werewolf without consideration therefor. Nothing in this Agreement is intended to prohibit Werewolf or any of its Affiliates from offering to acquire or acquiring CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Werewolf or any of its Affiliates (including Ambros) shall be automatically deemed extinguished and no longer outstanding or entitled to the CVR Payment Amount for purposes of this Agreement, or to count for the purpose of any vote or determination of the Holders for purposes of this Agreement.

3. THE RIGHTS AGENT

3.1 Certain Duties and Responsibilities.

(a) Prior to the occurrence of an Event of Default, and after the curing or waiving of all such Events of Default which may have occurred, the Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful or intentional misconduct, bad faith or gross negligence. If an Event of Default has occurred (which has not been cured or waived), the Rights Agent shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in their exercise, as a reasonably prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. No provision of this Agreement will require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(b) The Holders, acting by the written consent of the Requisite Holders, may direct the Rights Agent to act on behalf of the Holders in enforcing any of their rights hereunder. The Rights Agent shall be under no obligation to institute any action, suit or proceeding, or to take any other action likely to result in the incurrence of material expenses by the Rights Agent, unless such acting Holders (on behalf of all Holders) shall furnish the Rights Agent with reasonable security and indemnity for all reasonable, necessary and documented out-of-pocket costs and expenses that may be incurred. All rights of action under this Agreement may be enforced by the Rights Agent, any action, suit or proceeding instituted by the Rights Agent shall be brought in its name as the Rights Agent and any recovery in connection therewith shall be for the proportionate benefit of all the Holders, as their respective rights or interests may appear.

3.2 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

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(b) whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of bad faith, gross negligence or willful or intentional misconduct on its part, request and rely upon an Officer’s Certificate with respect to such matter;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(e) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) Werewolf agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable, necessary and out-of-pocket costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct; and

(g) Werewolf agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by Rights Agent and Werewolf on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than (a) taxes imposed on or measured by the Rights Agent’s net income and franchise or similar taxes imposed on it (in lieu of net income taxes), (b) taxes imposed due to the Rights Agent’s connection with the jurisdiction imposing such taxes (other than any connection caused solely by this Agreement or the Rights Agent performing, enforcing or receiving payments under this Agreement), or (c) any withholding taxes imposed due to the failure of the Rights Agent to provide any form, document or certificate that would have reduced or eliminated the amount of such withholding taxes). The Rights Agent will also be entitled to reimbursement from Werewolf for all reasonable, necessary and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder.

3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Werewolf and the Holders specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified, but in no event shall such resignation become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Werewolf has the right to remove Rights Agent at any time by a Board Resolution specifying a date when such removal will take effect. Notice of such removal will be given by Werewolf to Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified, but no such removal shall become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4.

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(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Werewolf, by a Board Resolution, will promptly appoint a qualified successor Rights Agent in accordance with Section 3.3(d) and who may not be an Affiliate (including a director or officer) of Werewolf. Notwithstanding the foregoing, if Werewolf shall fail to make such appointment within a period of sixty (60) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed in accordance with this Section 3.3(b) will, upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Werewolf will give notice to each Holder of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Werewolf fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Werewolf. Failure to give any notice provided for in this Section 3.3(c), however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(d) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Requisite Holders, Werewolf shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will execute, acknowledge and deliver to Werewolf and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Werewolf or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts and duties of the retiring Rights Agent.

4. COVENANTS

4.1 List of Holders. Werewolf will furnish or cause to be furnished to the Rights Agent in such form as Werewolf receives from Werewolf’s transfer agent (or other agent performing similar services for Werewolf) and in a form reasonably satisfactory to the Rights Agent, the names and addresses of the Holders within fifteen (15) Business Days after the Effective Time.

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4.2 Payment of CVR Payment Amounts. Werewolf will promptly deposit with the Rights Agent, for payment to each Holder, the applicable CVR Payment Amount, if any, prior to or on the applicable CVR Notice Date.

4.3 Legacy Asset Consultant.

(a) Appointment. Upon the Closing, Werewolf shall appoint the Legacy Asset Consultant which shall be mutually agreed upon by, and pursuant to an agreement on terms and conditions, acceptable to, Werewolf and Ambros prior to the Closing with the sole purpose of assisting with the marketing, monetization and disposition of the Legacy Assets during the Disposition Period. The Legacy Asset Consultant’s efforts under Section 4.4 are the sole efforts required during the Disposition Period or CVR Period; Werewolf has no independent obligation to use efforts to market, monetize or dispose of the Legacy Assets. Werewolf shall, and shall cause its Subsidiaries to, reasonably cooperate with the Legacy Asset Consultant in connection with the foregoing, including by providing the Legacy Asset Consultant with periodic reporting on information reasonably requested by of the Legacy Asset Consultant for purposes of its Legacy Asset monetization efforts during the Disposition Period; provided that such cooperation shall not require Werewolf or any of its Subsidiaries to (i) disclose information subject to attorney-client privilege or other applicable privilege or protection, (ii) breach any confidentiality obligation owed to a third party, or (iii) take any action that would unreasonably disrupt its normal business operations. Werewolf shall not, and Werewolf shall cause its Subsidiaries not to, take any action or forego taking any action for the primary purpose of delaying, preventing or minimizing the CVR Payment Amounts contemplated hereunder.

(b) Scope of Authority. The Legacy Asset Consultant shall be responsible for assisting Werewolf in (i) marketing and negotiating the sale, license, sublicense, transfer, assignment, disposition, divestiture, out-license, or other monetization of the Legacy Assets, (ii) the performance of any obligations or enforcement of any rights under any Legacy Asset Agreement, (iii) the conversion of any equity securities that are listed and freely tradeable on a national securities exchange and which have been received pursuant to a Legacy Asset Agreement into Cash and Cash Equivalents, and (iv) reviewing and, where required under this Agreement, approving costs and expenses proposed to be deducted from Gross Proceeds as Permitted Deductions. For the avoidance of doubt, the Consultant shall serve solely as a consultant to Werewolf and shall have no authority to bind the Company or act as an officer, employee or agent of the Company. Werewolf shall not enter into any Legacy Asset Agreement without the prior written consent of the Legacy Asset Consultant.

(c) Approval of Certain Permitted Deductions. With respect to any cost or expense for which paragraph (c) of the definition of “Permitted Deductions” requires that such cost or expense be incurred by or on behalf of, or approved in advance by, the Legacy Asset Consultant, Werewolf shall submit to the Legacy Asset Consultant a written request describing the nature, amount and purpose of such cost or expense, together with reasonable supporting documentation. The Legacy Asset Consultant shall respond to any such request within fifteen (15) Business Days of receipt, and any such cost or expense not affirmatively objected to by the Legacy Asset Consultant in writing within such period shall be deemed approved. If the Legacy Asset Consultant objects to a proposed cost or expense, Werewolf and the Legacy Asset Consultant shall negotiate in good faith to resolve such objection; if they are unable to do so within fifteen (15)

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Business Days, either Werewolf or the Legacy Asset Consultant may refer the disputed item for resolution by an independent third-party expert mutually agreed by Werewolf and the Legacy Asset Consultant, whose determination shall be final and binding on the Parties absent manifest error, with the costs of such expert shared equally by Werewolf and the Holders (borne, in the case of the Holders, as a Permitted Deduction).

(a) During the CVR Period, upon the reasonable written request from Werewolf, the Legacy Assets Consultant shall prepare and deliver to the Werewolf a written update in reasonable detail describing the progress, status and anticipated trajectory of efforts related to, the Legacy Assets (including status updates on negotiations related to potential Legacy Asset Agreements not yet executed and the conduct of any material development and commercialization activities pertaining to the Legacy Assets and (ii) any CVR Payment Amounts paid or payable (including expectations around upcoming payments and the timing thereof), in each case up to one time per each fiscal quarter of each calendar year.

(d) Removal and Replacement. The Legacy Asset Consultant may be removed and replaced only upon the mutual written agreement of Werewolf and the Requisite Holders. If the Legacy Asset Consultant resigns, is removed, or becomes unable to serve, Werewolf and the Requisite Holders shall promptly and in good faith agree upon a qualified successor Legacy Asset Consultant.

4.4 Records. During the CVR Period, Werewolf shall maintain (and shall cause the other Payment Obligors to maintain) true, complete and accurate books and records in sufficient detail to enable the Holders and their consultants, Independent Accountants (as defined below) or professional advisors to determine the amounts payable hereunder (including books and records relating to any Legacy Asset Agreement in sufficient detail to permit the Holders to confirm all CVR Payment Amounts in the CVR Period).

4.5 Audit and Information Rights.

(a) At any time during the term of this Agreement or the one (1)-year period following the date of the termination of this Agreement, upon reasonable advance written notice from the Requisite Holders, Werewolf shall permit an independent certified public accounting firm of nationally recognized standing selected by such Holders and reasonably acceptable to Werewolf (the “Independent Accountant”) to have access at reasonable times during normal business hours to the books and records of Werewolf and its Affiliates as may be reasonably necessary to evaluate and verify any of the Payment Obligor’s receipt, categorization and accuracy of payments received under any Legacy Asset Agreement and the CVR Payment Amounts hereunder with respect to the two (2) most recently completed CVR Payment Periods as of the date of such audit request; provided that (x) such Holders (and, if applicable, the Independent Accountant) enter into customary confidentiality agreements reasonably satisfactory to Werewolf with respect to the confidential information of Werewolf or its Affiliates to be furnished pursuant to this Section 4.5(b) and (y) such access does not unreasonably interfere with the conduct of the business of Werewolf or any of its Affiliates. The Independent Accountant shall act only as an expert and not as an arbitrator. The fees charged by the Independent Accountant shall be borne by such Holders, unless such audit identifies an aggregate underpayment by Werewolf of the CVR Payment Amounts owed to Holders by more than ten percent (10%), in which case such fees shall

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be paid by Werewolf. The Independent Accountant shall provide Werewolf with a copy of all disclosures made to such Holders. The decision of the Independent Accountant shall be final, conclusive and binding on Werewolf and the Holders, shall be nonappealable and shall not be subject to further review, absent manifest error. Werewolf shall promptly pay, or cause the Rights Agent to promptly pay, the Holders the amount of any underpayment identified in such audit, with each Holder receiving their proportionate share of such underpayment based on the number of CVRs held by such Holder as of the date such CVR Payment Amount was initially due. If the audit reveals an overpayment, Werewolf shall be entitled to withhold such amount from future CVR Payment Amounts. An audit shall not be requested more frequently than once each calendar year and no CVR Payment Period shall be subject to more than one audit; provided that, no audit may be requested more than one (1) year following expiration of the CVR Period.

5. AMENDMENTS

5.1 Amendments without Consent of Holders.

(a) Without the consent of any Holders or the Rights Agent, Werewolf, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, to evidence any successor to or permitted assignee of Werewolf and the assumption by any such successor or permitted assignee of the covenants of Werewolf herein as provided in Section 7.3.

(b) Without the consent of any Holders, Werewolf, when authorized by a Board Resolution, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent in accordance with Section 3 and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of Werewolf such further covenants, restrictions, conditions or provisions as Werewolf and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws; provided that, in each case, such provisions do not adversely affect the interests of the Holders; or

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(v) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(c) Promptly after the execution by Werewolf and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Werewolf will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth in general terms the substance of such amendment.

5.2 Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Requisite Holders, whether evidenced in writing or taken at a meeting of the Holders, Werewolf, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of the Holders.

(b) Promptly after the execution by Werewolf and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Werewolf will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth in general terms the substance of such amendment.

5.3 Execution of Amendments. Upon the execution of any amendment under this Section 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. As a condition precedent to the execution of any supplement or amendment to this Agreement, Werewolf shall deliver the Rights Agent a certificate from an appropriate officer of Werewolf which states that the proposed supplement or amendment is in compliance with the terms of this Section 5 and the Rights Agent shall execute such supplement or amendment. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

5.4 Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

6. REMEDIES OF THE HOLDERS; OTHER CONSENT REQUIREMENTS

6.1 Event of Default. An “Event of Default” with respect to a CVR means one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of applicable Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority):

(a) default in the performance by Werewolf of its obligation to transfer cash equal to the applicable CVR Payment Amount to the Rights Agent in accordance with Section 2.4(b); or

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(b) material default in the performance, or breach in any material respect, of any covenant or warranty of Werewolf hereunder (other than a default in whose performance or whose breach is elsewhere in this Section 6.1 specifically dealt with), and continuance of such default or breach for a period of ninety (90) days after a written notice specifying such default or breach and requiring it to be remedied is given by the Requisite Holders.

6.2 Enforcement.

(a) If an Event of Default has occurred and is continuing (i.e., has not been cured or waived), then, and in each and every such case, the Rights Agent, upon the written request of the Requisite Holders, shall commence a legal proceeding to protect the rights of the Holders, including to seek damages or obtain payment for any amounts then due and payable; provided that, the Rights Agent shall provide to Werewolf and the Holders reasonably concurrent notice of such commencement. For the avoidance of doubt, any legal proceeding commenced in accordance with this Section 6.2(a) shall be subject to the provisions of Section 7.6.

(b) If an Event of Default has occurred and is continuing (i.e., has not been cured or waived), the Rights Agent may in its discretion proceed to protect and enforce the rights vested in it by this Agreement by commencing a legal proceeding; provided that, the Rights Agent shall provide to Werewolf and the Holders reasonably concurrent notice of such commencement. For the avoidance of doubt, any legal proceeding commenced in accordance with this Section 6.2(b) shall be subject to the provisions of Section 7.6.

7. OTHER PROVISIONS OF GENERAL APPLICATION

7.1 Notices to Rights Agent and Werewolf. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. Eastern Time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

If to the Rights Agent, to it at:

[•]

[•]

[•]

Attention: [•]

Email Address: [•]

If to Werewolf, to it at:

Werewolf Therapeutics, Inc.

18575 Jamboree Road, Suite 275-S

Irvine, California 92612

Attention: Legal Department

Email: [***]

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with a copy to (which shall not constitute notice):

Cooley LLP

55 Hudson Yards

New York, NY, 10001

Attention: [***]

Email: [***]

The Rights Agent or Werewolf may specify a different address or email address by giving notice to each other in accordance with this Section 7.1 and to the Holders in accordance with Section 7.2.

7.2 Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

7.3 Successors and Assigns. Werewolf may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of Werewolf for so long as they remain wholly owned subsidiaries of Werewolf or to an assignee of all of Werewolf’s (on a consolidated basis) rights under any Legacy Asset Agreement (each, an “Assignee”); provided that, Werewolf shall remain liable for the performance by any such Assignee of, and shall not be relieved of, its obligations, duties and covenants hereunder. Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees satisfying the conditions of the preceding sentence; provided that, Werewolf shall remain liable for the performance by any such Assignee of, and shall not be relieved of, its obligations, duties and covenants hereunder. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assignees. Werewolf (or any of its successors) shall not consolidate or merge with or into any other Person unless the acquirer agrees to assume Werewolf’s obligations, duties and covenants under this Agreement. Except as otherwise permitted herein, Werewolf may not assign this Agreement without the prior written consent of the Requisite Holders. Any attempted assignment of this Agreement or any of such rights in violation of this Section 7.3 shall be void and of no effect. The Rights Agent may not assign this Agreement without Werewolf’s written consent.

7.4 Benefits of Agreement. Werewolf and the Rights Agent hereby agree that the respective covenants and agreements set forth herein are intended to be for the benefit of, and shall be enforceable by, the Holders, acting by the written consent of the Requisite Holders, all of whom are intended third party beneficiaries hereof. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Werewolf, Werewolf’s successors and permitted

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assignees, and the Holders and their respective successors and permitted assignees) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Werewolf, Werewolf’s successors and permitted assignees, and the Holders and their respective successors and permitted assignees. The rights of Holders are limited to those expressly provided in this Agreement.

7.5 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent, Werewolf, Werewolf’s successors and Assignees, each of whom is intended to be, and is, a third party beneficiary hereunder; provided that, the Holders shall be considered third party beneficiaries solely to the extent set forth in Section 6) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Werewolf, Werewolf’s successors and Assignees, and the Holders (solely to the extent set forth in Section 6). The Holders of CVRs shall have no rights except the contractual rights as are expressly set forth in this Agreement acting through the Rights Agent and subject to the provisions of Section 7.4 above unless (i) such Holder previously shall have given to the Rights Agent written notice of default, (ii) the Requisite Holders shall have made written request upon the Rights Agent to commence such proceeding in its own name as Rights Agent hereunder and shall have offered to the Rights Agent such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and (iii) the Rights Agent for fifteen (15) days after its receipt of such notice, request and offer of indemnity shall have failed to commence any such proceeding and no direction inconsistent with such written request shall have been given to the Rights Agent pursuant to Section 6.2(a). Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of any amounts payable in respect of such CVR under this Agreement on or after the applicable due date, or to commence proceedings for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder. Notwithstanding any other provision in this Agreement, in the event of an insolvency proceeding of Werewolf, individual Holders shall be entitled to assert claims in such insolvency proceeding and take related actions in pursuit of such claims with respect to any payment that may be claimed by or on behalf of Werewolf or by any creditor of Werewolf. Notwithstanding anything to the contrary contained herein, any Holder may at any time agree to renounce, in whole or in part, whether or not for consideration, such Holder’s rights under this Agreement by written notice to the Rights Agent and Werewolf, which notice, if given, shall be irrevocable, and Werewolf may, in its sole discretion, at any time offer consideration to Holders in exchange for their agreement to irrevocably renounce their rights, in whole or in part, hereunder.

7.6 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

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In addition, each of the Parties hereto (a) consents to submit itself to the personal and exclusive jurisdiction of any Delaware state court or any federal court located in State of Delaware in the event any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement in any court other than any Delaware state court or any federal court located in State of Delaware and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement.

7.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

7.8 Termination. Except as otherwise provided in Sections 2.4(f) and 4.5, this Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder, and no payments will be required to be made, upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms prior to the Closing occurring thereunder, (b) forty-five (45) days after the Expiration Date, (c) the mutual written agreement of Werewolf and the Requisite Holders to terminate this Agreement, and (d) the date on which Werewolf’s payment obligations with respect to all Legacy Asset Agreements then in effect have been fully satisfied and no further amounts are or could become payable thereunder (provided that, the foregoing shall not affect or limit the obligations of Werewolf or the Rights Agent to pay or otherwise with respect to any CVR Payment Amount payable during the CVR Period, and the provisions of this Agreement applicable thereto shall survive any expiration or termination of this Agreement). In no event will any CVR Payment Amount become payable for any consideration received by Werewolf, Ambros, or any of their respective Affiliates, under a Legacy Asset Agreement after the Expiration Date and any such consideration shall not be Gross Proceeds under this Agreement. Notwithstanding the foregoing, no such termination shall affect any rights or obligations accrued prior to the effective date of such termination or this Section 7, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.

7.9 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement, the Merger Agreement, and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement and the Merger Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties hereto and thereto with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

WEREWOLF THERAPEUTICS, INC.

By:
Name:
Title:

[•]

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

Exhibit 99.1

Werewolf Therapeutics and Ambros Therapeutics Announce Merger Agreement and Concurrent Oversubscribed $150 million Private Placement

•

Proposed merger to create a Nasdaq-listed, late-stage biotechnology company advancing neridronate, a potential first FDA-approved treatment for CRPS-1, a debilitating orphan disease with 65,000 newly diagnosed U.S. patients annually and no currently FDA-approved therapy

•

Pivotal CRPS-RISE Phase 3 trial evaluating neridronate remains ongoing, with FDA Breakthrough Therapy, Fast Track and Orphan Drug designations received and alignment with FDA that a single successful pivotal trial could potentially support approval

•	Neridronate has been administered to approximately 600,000 patients in Italy across approved indications including CRPS-1

•

Concurrent oversubscribed private placement of $150 million from a syndicate of leading healthcare-dedicated investors expected to fund company operations through CRPS-RISE Phase 3 topline results and planned NDA submission, with cash runway into 1H 2029

WALTHAM, Mass. and SAN DIEGO, Calif. – August 21, 2026 – Werewolf Therapeutics, Inc. (Nasdaq: HOWL) and Ambros Therapeutics, Inc., today announced that they entered into a definitive merger agreement to combine the companies in an all-stock transaction. The combined company will focus on advancing Ambros Therapeutics’ neridronate development program in Complex Regional Pain Syndrome Type 1 (“CRPS-1”, formerly known as Reflex Sympathetic Dystrophy). Upon completion of the merger, the combined company will operate as Ambros Therapeutics, headquartered in San Diego, California, and is expected to trade under the Nasdaq ticker symbol “AMBX”.

In connection with the proposed merger, the companies secured commitments for an oversubscribed concurrent private placement of $150 million from a syndicate of leading healthcare-dedicated investors co-led by RA Capital Management and Janus Henderson Investors. The private placement includes participation from Aberdeen Investments, Adage Capital Partners, L.P., ADAR1 Capital Management, Affinity Asset Advisors, LLC, Arkin Bio Capital, Balyasny Asset Management, Patient Square Capital’s platform Enavate Sciences, SilverArc Capital, Sphera Healthcare, and Woodline Partners LP as well as other new and existing investors. The private placement is expected to close concurrently with the proposed merger, at which time Werewolf Therapeutics will issue common stock and pre-funded warrants for aggregate gross proceeds of $150 million. Ambros Therapeutics expects the combined company to be fully funded through topline results from the pivotal CRPS-RISE Phase 3 clinical trial expected in 2028 and a planned New Drug Application (“NDA”) submission to the U.S. Food and Drug Administration (“FDA”) for potential approval of neridronate in patients with CRPS-1, with cash runway into the first half of 2029.

“We are uniquely positioned to be advancing neridronate, a differentiated bisphosphonate with extensive prior clinical experience, in an FDA-aligned single Phase 3 trial supporting potential regulatory approval in patients with CRPS-1, a debilitating orphan disease with no currently FDA-approved therapy,” said Jay Hagan, Chief Executive Officer of Ambros Therapeutics. “With the capital raised through this financing from a leading investor syndicate, we expect to be fully funded through potentially value-generating topline results of our pivotal CRPS-RISE Phase 3 trial and have the resources to advance a potential NDA submission and commercial preparations. Our strengthened foundation resulting from today’s transformative announcement positions us to deliver value on behalf of patients, investors and all other stakeholders.”

“Following a comprehensive review of strategic options, management and the board of directors believe a merger with Ambros Therapeutics is in the best interest of Werewolf Therapeutics’ stockholders. The Ambros management team’s extensive track record, drug development expertise and the potential of neridronate to deliver a meaningful treatment to patients with CRPS-1 is very compelling,” said Daniel J. Hicklin, Ph.D., President and Chief Executive Officer of Werewolf Therapeutics. “Neridronate, which has received the FDA’s Breakthrough Therapy, Fast Track, and Orphan Drug designations, is a differentiated bisphosphonate with the potential to redefine the standard of care for patients with CRPS-1.”

Proceeds from the proposed transaction will be used to advance the clinical development of neridronate, a differentiated bisphosphonate that has demonstrated lasting pain reduction along with improvement in other CRPS-related symptoms.

Neridronate is advancing in the pivotal CRPS-RISE Phase 3 clinical trial (“CRPS-RISE”), a multicenter, randomized, triple-blind, placebo-controlled clinical trial designed to assess the efficacy, safety and tolerability of neridronate in patients with warm CRPS-1. CRPS-RISE leverages a precision medicine approach focused on diagnosed CRPS-1 patients in the warm-phase of the disease with positive triple-phase bone scans (“TPBS”), whose disease biology most closely aligns with neridronate’s proposed mechanism and where prior clinical evidence suggests the treatment effect may be greatest. The primary efficacy endpoint is change in pain intensity from baseline to week 12 as measured on an 11-point Numerical Rating Scale. Key secondary endpoints include other measures of pain reduction and patient reported outcomes. The program includes a registry for long-term outcomes and an opportunity for CRPS-RISE participants with active disease who completed the study to receive neridronate. Based on interactions with the FDA, Ambros Therapeutics believes that positive results from a single pivotal trial such as CRPS-RISE could support potential U.S. approval. Ambros Therapeutics anticipates reporting topline data from CRPS-RISE in 2028. Along with Orphan Designation, Ambros Therapeutics’ intellectual property portfolio supports the potential for neridronate’s U.S. market exclusivity through 2045.

About the Proposed Merger

Under the terms of the merger agreement, Werewolf Therapeutics will issue to pre-merger Ambros Therapeutics stockholders shares of Werewolf Therapeutics common stock (or pre-funded warrants in lieu thereof) as merger consideration in exchange for the cancellation of shares of capital stock of Ambros Therapeutics, and Ambros Therapeutics will become a wholly owned subsidiary of Werewolf Therapeutics. Stockholders of Ambros Therapeutics will receive newly issued shares of Werewolf Therapeutics common stock (or pre-funded warrants in lieu thereof) pursuant to a formula set forth in the merger agreement. The exchange ratio is based on an implied value of Ambros Therapeutics of $500 million (before giving effect to the concurrent private placement) and an implied value of Werewolf Therapeutics of $47.5 million. Pre-merger Werewolf Therapeutics stockholders (other than those investors participating in the private placement) are expected to own approximately 6.8% of the combined company, pre-merger Ambros Therapeutics stockholders are expected to own approximately 71.7% of the combined company and investors participating in the private placement are expected to own approximately 21.5% of the combined company. The percentage of the combined company that pre-merger Ambros Therapeutics stockholders and pre-merger Werewolf Therapeutics stockholders will own upon the closing of the merger is further subject to adjustment based on the amount of Werewolf Therapeutics’ net cash at the time of closing. In connection with the closing of the proposed transactions, Werewolf Therapeutics stockholders (other than those investors participating in the private placement) will also be issued a contingent value right representing the right to receive certain payments from net proceeds received by the combined company, if any, related to dispositions of Werewolf Therapeutics’ pre-transaction legacy assets.

The merger agreement has been approved by the boards of directors of both companies. The transaction is expected to close by the first quarter of 2027, subject to certain closing conditions, including the approval by the stockholders of each company, the shares of Werewolf Therapeutics common stock issuable in the transaction having been approved for listing on Nasdaq, effectiveness of the registration statement on Form S-4 (the “Form S-4”) and the satisfaction of other customary closing conditions.

Additional information about the transaction will be provided in a Current Report on Form 8-K that will be filed by Werewolf Therapeutics with the Securities and Exchange Commission (the “SEC”) and will be available at www.sec.gov.

Leerink Partners, Piper Sandler, Cantor and Wells Fargo Securities are serving as placement agents for the concurrent private placement. LifeSci Capital is also serving as a placement agent. Cooley LLP is serving as legal counsel to Ambros Therapeutics. Piper Sandler is serving as the exclusive financial advisor, and Sidley Austin LLP is serving as legal counsel, to Werewolf Therapeutics. Latham & Watkins LLP is serving as legal counsel to the placement agents.

Management and Organization

Upon closing of the proposed transaction, the combined company will be led by current members of the Ambros Therapeutics leadership team including:

•	Joseph (Jay) Hagan, Chief Executive Officer

•	Cris Calsada, Chief Financial Officer

•	Gail Cawkwell, M.D., Ph.D., Chief Medical Officer

•	Christopher Aker, General Counsel

•	Kunal Kishnani, SVP of Corporate Development

Members of Ambros Therapeutics’ existing board of directors will become directors of the combined company.

About Neridronate

Neridronate is a differentiated bisphosphonate that was developed by Abiogen Pharma S.p.A. Neridronate is approved and marketed in Italy for the treatment of Complex Regional Pain Syndrome (“CRPS”); clinical studies have demonstrated lasting pain reduction along with improvements in other CRPS related symptoms. Beyond CRPS, neridronate is also approved in Italy for osteogenesis imperfecta and Paget’s disease and has been administered to approximately 600,000 patients across approved indications. Its well-established safety and tolerability profile and therapeutic benefits make it a potential promising treatment for patients with CRPS-1 worldwide. Recognizing its potential, the FDA has granted neridronate Breakthrough Therapy, Fast Track, and Orphan Drug designations for the treatment of CRPS.

About CRPS-1

CRPS-1 is a severely painful, debilitating orphan disease typically following a limb injury affecting an estimated 65,000 newly diagnosed people in the United States each year. There are currently no FDA-approved medicines available to treat this high unmet need patient population. The condition is characterized by intense pain that can be continuous in the affected limb such as the arm, leg, hand or foot. Patients with CRPS-1 often experience an evolving condition commencing with a “warm” phase that typically predominates in the first year after onset where inflammation and other mechanisms cause the affected limb to become red, swollen, warm, and hypersensitive to pain. In many patients, the disease progresses to a chronic “cold” phase, where the affected limb changes its presentation and patients face ongoing, debilitating pain.

About CRPS-RISE

CRPS-RISE is a Phase 3, multicenter, randomized, triple-blind, placebo-controlled clinical trial designed to assess the efficacy, safety and tolerability of neridronate in patients with warm CRPS-1. The trial will evaluate approximately 270 participants randomized 1:1 to receive either intravenous (“IV”) neridronate or placebo. To be eligible for the trial, participants must have a confirmed CRPS-1 diagnosis per the Budapest Clinical Criteria, a known precipitating event (e.g. fracture, sprain, contusion), CRPS-1 duration of 6 months or less and moderate to severe pain. Additionally, participants must have characteristics that Ambros Therapeutics believes make them more likely responders to neridronate treatment: a positive triple phase bone scan and specific attributes of the warm CRPS-1 subtype. Following an initial screening period of two to six weeks, participants will receive four IV infusions over 10 days of either 100 mg neridronate (400 mg total dose) or placebo followed by a post-treatment period through week 12. The primary efficacy endpoint is change in pain intensity from baseline to week 12 as measured on an 11-point Numerical Rating Scale. Key secondary endpoints include other measures of pain reduction and patient reported outcomes. The program includes a registry for long-term outcomes and an opportunity for CRPS-RISE participants with active disease who completed the study to receive neridronate.

About Ambros Therapeutics

Ambros Therapeutics, headquartered in San Diego, California, is a clinical-stage biotechnology company focused on the development of innovative and transformative medicines for diseases with high unmet medical need. Ambros Therapeutics’ lead investigational program, neridronate, is currently being evaluated in an ongoing pivotal Phase 3 clinical trial for warm CRPS-1. Neridronate has the potential to become the first FDA-approved pharmacological therapy addressing patients with CRPS-1.

About Werewolf Therapeutics

Werewolf Therapeutics is an innovative biopharmaceutical company pioneering the development of therapeutics engineered to stimulate the body’s immune system for the treatment of cancer and other immune-mediated conditions. Werewolf Therapeutics has leveraged its proprietary PREDATOR® platform to design conditionally activated INDUKINE™ molecules that stimulate both adaptive and innate immunity with the goal of addressing the limitations of conventional proinflammatory immune therapies. Werewolf’s INDUKINE molecules are intended to remain inactive in peripheral tissue yet activate selectively in the tumor microenvironment. Werewolf Therapeutics’ most advanced clinical stage product candidates, WTX-124 and WTX-330, are systemically delivered, conditionally activated Interleukin-2 and Interleukin-12 INDUKINE molecules, respectively, for the treatment of solid tumors.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning expectations regarding or plans for the combined company’s pipeline, the synergies or benefits of the proposed transaction, including future financial and operating results, plans, objectives, expectations and intentions, the anticipated timing of closing of the proposed transaction and the concurrent private placement financing, the expected ownership structure of the combined company, the expected listing of the combined company’s common stock on Nasdaq, potential contingent value right payments, the expected executive officers and directors of the combined company, anticipated clinical development activities and related timelines, including the expected timing of clinical data and regulatory submissions, the combined company’s strategy and operations and expectations regarding the use of proceeds from the concurrent private placement financing and cash runway expectations resulting therefrom.

These forward-looking statements relate to Werewolf Therapeutics, Ambros Therapeutics and the combined company (together, “us” or “we”), our business prospects and our results of operations and are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those anticipated by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those described under the heading “Risk Factors” included in Werewolf Therapeutics’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026. The words “aim,” “anticipate,” “approach,” “believe,” “contemplate,” “continue,” “could,” “design,” “designed to,” “engineered,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “promise,” “should,” “target,” “will” or “would,” or the negative of these terms, or other comparable terminology are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. We undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that might subsequently arise, except as required by applicable law.

These forward-looking statements are based upon our current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, including, without limitation:

•	Risks related to the combined company’s ability to correctly estimate its operating and other expenses and its cash runway;

•	The ability to retain key personnel;

•	Negative effects of the announcement or consummation of the proposed transaction on the market price of our capital stock and our operating results;

•	Risks relating to the value of shares of the combined company to be issued in the proposed transaction;

•

Risks that the proposed transaction may not be completed on the anticipated timeline or at all, including risks related to the failure or delay in satisfying the conditions to closing, including obtaining the requisite approvals of Werewolf Therapeutics’ and Ambros Therapeutics’ stockholders, effectiveness of the Form S-4 and approval for listing on Nasdaq of the shares to be issued in the proposed transaction;

•	Risks that the concurrent private placement financing may not be consummated on the anticipated terms or may not result in the anticipated proceeds;

•

Risks that the ownership percentages of the parties’ respective equityholders following the closing may differ from those currently anticipated as a result of adjustments contemplated by the Merger Agreement;

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Risks that the proposed transaction may disrupt current plans and operations, divert management’s attention from ongoing business operations or make it more difficult to maintain business and operational relationships;

•	Changes in capital resource requirements;

•	Risks related to our inability to obtain sufficient additional capital to continue to advance our product candidates;

•	Our and our collaborators’ ability to execute clinical programs for our product candidates;

•	Results of clinical trials with our product candidates;

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Risks related to obtaining regulatory approval for neridronate, including the risk that positive results from CRPS-RISE may not be sufficient to support regulatory approval and that the FDA may require additional clinical trials, data or other requirements;

•	Risks related to any payments under the contingent value right; and

•	Our ability to obtain and maintain intellectual property rights and regulatory exclusivities.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of a proxy, consent, any vote or approval with respect to the proposed transactions herein or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from the registration requirements thereof and otherwise in accordance with applicable law. No public offering of securities will be made in any jurisdiction where such an offering would violate applicable law.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESS RELEASE IS TRUTHFUL OR COMPLETE.

The offer and sale in the concurrent private placement financing of the shares of common stock, pre-funded warrants, or any other securities (including the shares of common stock issuable upon exercise of the pre-funded warrants) are not being registered under the Securities Act, or any state securities laws. The shares of common stock, pre-funded warrants, or any other securities (including the shares of common stock issuable upon exercise of the pre-funded warrants) issued in the concurrent private placement financing may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws.

Important Additional Information About the Proposed Transaction Will Be Filed With The SEC

This press release is not a substitute for the registration statement or for any other document that Werewolf Therapeutics may file with the SEC in connection with the proposed transaction. In connection with the proposed transaction between Werewolf Therapeutics and Ambros Therapeutics, Werewolf Therapeutics will file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Werewolf Therapeutics. WEREWOLF THERAPEUTICS URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WEREWOLF THERAPEUTICS, AMBROS THERAPEUTICS, THE PROPOSED MERGER AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Werewolf Therapeutics with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. In addition, investors and stockholders should note that Werewolf Therapeutics communicates with investors and the public using its website (https://investors.werewolftx.com).

Participants in the Solicitation

Werewolf Therapeutics, Ambros Therapeutics and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information about Werewolf Therapeutics’ directors and executive officers, including a description of their interests in Werewolf Therapeutics, is included in Werewolf Therapeutics’ most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q filed with the SEC, including any information incorporated therein by reference, as filed with the SEC, and other documents that may be filed from time to time with the SEC. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Ambros Therapeutics Company Contact

Argot Partners

ambros@argotpartners.com

212-600-1902

Werewolf Therapeutics Company Contact

Jonathan Owen

SVP, General Counsel and Secretary

Werewolf Therapeutics

jowen@werewolftx.com

Exhibit 99.2

AMBROS™ THERAPEUTICS

Seeking a potential breakthrough therapy for patients with Complex Regional Pain Syndrome Type 1 (CRPS-1)

Corporate Presentation

August 2026

Corporate Presentation August 2026 Exhibit 99.2

This presentation and the accompanying slides (this “Presentation”) have been prepared by Ambros Therapeutics, Inc. (“Ambros”) for informational purposes only, and shall not form the basis for, or be relied on in connection with, any investment decision. This Presentation has been prepared based on information Ambros considers reliable, but no representation or warranty, express or implied, is given by Ambros, its affiliates, directors, officers, employees or advisers or any other person as to the truth, accuracy, completeness, fairness or reasonableness of the contents hereof. This Presentation may not be all-inclusive, does not purport to contain all information required to evaluate a possible investment decision, does not constitute investment, tax or legal advice, and is provided for informational purposes only. Each recipient should consult with its own legal, tax, accounting and investment advisors as to the matters discussed herein and should conduct its own independent investigation and analysis of Ambros. The information contained herein is subject to change, and any liability in respect of its contents or any omission therefrom is expressly excluded. This Presentation contains forward-looking statements. Such statements include, but are not limited to, statements about Ambros, clinical development activities, plans, key clinical milestones and projected timelines for Ambros’ product candidate, plans regarding regulatory filings, expectations regarding the relative benefits of the product candidate versus competitive therapies, and expectations regarding the therapeutic and commercial potential of the product candidate. The words “believe,” “may,” “will,” “estimate,” “plan”, “continue,” “anticipate,” “expect,” “potential” and similar expressions (including the negative thereof) are intended to identify forward-looking statements. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Risks that contribute to the uncertain nature of the forward-looking statements include: clinical trials may not be successful; the U.S. Food and Drug Administration (“FDA”) may not agree with interpretations of the data from clinical trials of the product candidate; delays in the commencement, enrollment, completion or analysis of clinical testing for the product candidate, or in the reporting of data from such clinical testing; significant issues regarding the adequacy of clinical trial designs or the execution of clinical trials may arise, which could result in increased costs and delays, or limit the ability to obtain regulatory approval; the product candidate may not receive regulatory approval or be successfully commercialized; unexpected adverse side effects or inadequate therapeutic efficacy of the product candidate could delay or prevent regulatory approval or commercialization; and Ambros may not be able to obtain additional financing. Additional risks and uncertainties may emerge from time to time, and it is not possible for management to predict all risks and uncertainties. All forward-looking statements contained in this Presentation speak only as of the date on which they were made, and Ambros undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made. This Presentation includes certain preliminary estimated selected unaudited financial results for the quarter ended June 30, 2026. Ambros’ closing procedures for the quarter ended June 30, 2026 are not yet complete, and therefore these results are preliminary and subject to change, and there is a possibility that Ambros’ actual results may differ materially from these preliminary estimates. These estimates are based on the information available to Ambros as of the date of this Presentation. These preliminary estimated results for the quarter ended June 30, 2026 are subject to the completion of Ambros’ financial reporting, including all the customary reviews and approvals, and the completion by Ambros’ independent registered public accounting firm of its review of such financial statements for the quarter ended June 30, 2026. These preliminary estimated results should not be viewed as a substitute for financial statements prepared in accordance with U.S. GAAP. Ambros’ independent registered public accounting firm has not conducted a review of, and does not express an opinion or any other form of assurance with respect to, these preliminary estimated results. It is possible that Ambros or its independent registered public accounting firm may identify items that would require Ambros to make adjustments to the preliminary estimates set forth below as Ambros completes its financial statements and that its actual results may differ materially from these preliminary estimates. Accordingly, undue reliance should not be placed on these preliminary estimates. These preliminary estimates are not necessarily indicative of any future period. This Presentation may contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The absence of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols does not constitute a waiver of the applicable owner’s rights therein. This Presentation contains estimates and statistical data made by independent parties and Ambros relating to Ambros’ unaudited pro forma cash, cash equivalents and short-term marketable securities, market size and other industry data; such data involves assumptions and limitations, and no representation is made as to its accuracy. This Presentation also discusses a product candidate under clinical study that has not been approved by the FDA or other regulatory authorities; no representation is made as to its safety or effectiveness, and data from multiple clinical trials should be considered with caution given differences in study design, phase, population, sample size, and other factors. This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transactions herein or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Disclaimers

Neridronate has the potential to become the first and only FDA-approved medicine for Complex Regional Pain Syndrome Type 1 (CRPS-1) CRPS-1 Rare Disease Burden Severely painful and debilitating condition following injury Long-lasting disability; may become permanent No FDA-approved medicines; current pharmacological therapies have limited to no efficacy1 Neridronate Highlights Expected Single Phase 3 for Approval Blockbuster Opportunity Differentiated bisphosphonate administered intravenously (IV) Extensive clinical data, including 2 successful Italian Phase 3 trials in CRPS Approved in Italy for CRPS2 FDA granted Breakthrough Therapy, Fast Track, & Orphan Drug Designations Expected FDA alignment on single pivotal Phase 3 study for approval Phase 3 CRPS-RISE study ongoing (initiated in Q1 2026) Projected to be fully funded through Phase 3 topline data ~65,000 newly diagnosed individuals each year in the U.S.3 Large healthcare and patient burden3; first mover advantage via potential U.S. approval No other known clinical-stage therapies in biopharma pipelines Expected US market exclusivity through 2045 Fassio, Pharmacological treatment in adult patients with CRPS-1: a systematic review and meta-analysis of randomized controlled trials. Rheumatology 2022 Italian commercialization rights are not held by Ambros Ambros analysis of incident CRPS-1 patients from the Komodo Healthcare Map claims (n = 189,483); analysis also quantifies disease burden through elevated rates of mobility loss, long‑term disability (SSDI), opioid use disorder, and depression vs. non‑CRPS individuals.

Backed by leading investors and partners: Experienced Leadership Team Keith Katkin Chairman CEO of Urovant CEO of Avanir Pharmaceuticals Board of Directors at Eledon Pharmaceuticals (chairman)*, Emergent BioSolutions*, and Syndax Pharmaceuticals* Jay Hagan President & CEO CEO of Regulus Therapeutics CFO/CBO of Orexigen Therapeutics Managing Director of Amgen Ventures Gail Cawkwell, MD, PhD Chief Medical Officer CMO of Aclaris Therapeutics SVP of Medical Affairs at Intercept Pharmaceuticals CMO of Purdue Pharma VP of Medical Affairs, R&D at Pfizer Cris Calsada Chief Financial Officer CFO of Regulus Therapeutics CFO of SANIFIT Therapeutics COO of Ambrx Biopharma Kunal Kishnani SVP Corporate Development President of Rare Disease at Kriya Therapeutics Founder & CEO of Warden Bio Co-Founder and Head of Operations Genevant * Indicates ongoing roles. All other mentioned roles are former appointments.

CRPS-1 is an orphan disease with ~65,000 newly diagnosed individuals each year in the U.S2 CRPS-1 is a progressive, debilitating orphan disease typically triggered by injury or trauma, such as bone fractures or limb surgeries Considered among the most painful of all known diseases with high unmet need Extremely severe, continuous, disabling limb pain that is disproportionate to initial injury1 Occurs more frequently in women; typical age of onset between 40 to 60 years old but can occur at any age1 Patients with CRPS-1 may experience sleep disturbance and meaningful diminished quality of life and independence1 Associated with significant increases in depression as well as opioid use disorder as compared to U.S. individuals without CRPS-12 No FDA-approved therapies to address the underlying disease biology or progression Common pain meds (e.g., NSAIDs, opioids, gabapentin) have shown limited efficacy3 Expensive and ineffective procedures such as sympathetic nerve blocks, sympathectomies, and spinal cord stimulation are used despite limited efficacy3 Established Budapest Clinical Diagnostic Criteria confirm CRPS-1 diagnosis4 CRPS-1 comprises ~90% of all CRPS cases5 CRPS Type 2 (CRPS-2) is diagnosed with evidence of nerve damage4 Harden et al. Complex Regional Pain Syndrome: Practical Diagnostic and Treatment Guidelines, Pain Med. 2013 Ambros analysis of incident CRPS-1 patients from the Komodo Healthcare Map claims (n = 189,483) Fassio, Pharmacological treatment in adult patients with CRPS-1: a systematic review and meta-analysis of randomized controlled trials. Rheumatology 2022 Harden RN, Bruehl S, Perez RSGM, et al. Validation of proposed diagnostic criteria (the "Budapest Criteria") for CRPS. Pain, 2010 Sandroni. Complex regional pain syndrome type 1: incidence and prevalence in Olmsted County, a population-based study. Pain, 2003

CRPS-1 progresses through stages of increasing severity post-injury ~50% of patients in the U.S. are currently diagnosed within first 6 months of symptom onset1 Stage 1: “Warm” Phase (typically 0-12 months post-injury)2 Burning pain, allodynia, hyperalgesia Increased warmth and redness in the affected limb Swelling, sweating, shiny skin Abnormal nail growth or rapid hair growth on the affected limb Difficulty bending or moving the affected limb due to pain and stiffness Typically associated with positive triple-phase bone scan (TPBS) reading3 Stage 2: “Cold” Phase (typically >12 months post-injury) Severe, persistent pain, vasoconstriction, and limb discoloration (icy, pale, or blue) While symptoms may spontaneously resolve, patients who forgo early treatment during the warm phase face elevated risk of chronicity, recurrence, or irreversible disease progression4 Primary market research with physicians and CRPS experts conducted by Aquest Ambros post-hoc analysis of pooled baseline assessments of warm symptoms against time since CRPS onset across the four Grunenthal and two Abiogen studies (n = 189) Wertli et al. Usefulness of bone scintigraphy for the diagnosis of Complex Regional Pain Syndrome 1: A systematic review and Bayesian meta-analysis." PLoS One 2017. Harvard Medical School, Complex regional pain syndrome (CRPS). March 11, 2026.

Neridronate is a differentiated bisphosphonate approved in Italy for the treatment of several bone disorders including CRPS1 Developed by Abiogen Pharma S.p.A. under the trade name NERIXIA® Approved in Italy for the treatment of Osteogenesis Imperfecta, Paget’s Disease, and CRPS1 We have licensed commercialization rights in the United States, Canada, and Mexico from Abiogen Cumulative estimated patient exposure of 600,000+ to date (all indications) in Italy2 Large therapeutic window allows high exposures associated with demonstrated efficacy in CRPS – without dose-limiting adverse events that we believe limit usage of other bisphosphonates for CRPS Binding characteristics have been described in literature as unique from other bisphosphonates, leading to enhanced safety profile3 Neridronate (6-Amino-1-hydroxyhexane-1, 1-diphosphonic acid monosodium salt hemihydrate) NERIXIA Italian approval label. Italian commercialization rights are not held by Ambros. Neridronate 2025 Periodic Safety Update Report (Internal). Iolascon, G.; Moretti, A. The Rationale for Using Neridronate in Musculoskeletal Disorders: From Metabolic Bone Diseases to Musculoskeletal Pain. Int. J. Mol. Sci. 2022.

Derived from: Varenna M. Bisphosphonates beyond their anti-osteoclastic properties The lesson of complex regional pain syndrome. Rheumatology 2014;53:965-7. Slide represents proposed disease processes and mechanism of action of neridronate. IL-6: Interleukin 6.  TNF: Tumor necrosis factor.  NGF: Nerve growth factor. Neridronate concentrates at the site of injury during the warm phase of CRPS-1 where it is expected to address key underlying disease drivers Trauma leads to local tissue hypoxia resulting in increased lactic acid and local acidification Hydroxyapatite crystal dissolution Local Osteoporosis Release and activation of monocytes, macrophages and keratinocytes Release of pro-inflammatory mediators (IL-6, TNF, NGF) Local Inflammation: Red, Warm, Swollen, Painful Increased Release of Substance P and CGRP Local Swelling, Pain Decreases lactic acid Decreased osteoblast and osteocyte apoptosis Inhibits farnesyl synthase and GTPase post-translational modifications Inhibits monocyte, macrophage and keratinocyte production and activation Inhibits farnesyl synthase and GTPase post-translational modifications Inhibits local calcium influx Inhibits gliosis associated with neuropathic pain Neridronate activity in CRPS-1

100 mg neridronate or placebo administered intravenously (IV) on days 1, 4, 7, and 10* Primary endpoint of pain intensity assessed by visual analog scale (VAS, range 0-100 mm) at day 40 Open-label placebo cross-over phase after 10-day washout Key inclusion criteria: Confirmed diagnosis of CRPS-1 No longer than 4 months since onset of symptoms Positive TPBS to confirm bone involvement Successful Abiogen Phase 3 study in warm CRPS-1 patients with confirmed bone involvement supported Italian approval of neridronate Neridronate achieved the primary endpoint of  ≥50% reduction in pain intensity score vs. placebo (p=0.0003) and reduced pain intensity score vs. placebo‡ (p<0.0001) in Abiogen's NERIAS Phase 3 study Significant improvements observed across secondary endpoints of pain and quality of life (McGill Pain Questionnaire and SF-36), edema, allodynia, hyperalgesia, and pain at motion vs. placebo Responses similar whether treated initially or after day 40+ washout Successful results replicated in Abiogen’s subsequent NAIMES Phase 3 study in CRPS-1 with intramuscular (IM) neridronate in Italy Placebo Cross-over Pain VAS Days Double-blind n= 82 D D D D D D D D D: IV study treatment dosed.IV: Intravenous. IM: Intramuscular. *Varenna M et al. Treatment of complex regional pain syndrome type 1 with neridronate: a randomized, double-blind, placebo-controlled study. Rheumatology (Oxford). 2013 Mar;52(3):534-42 ‡ This is the primary endpoint in CRPS-RISE

NAIMES achieved primary endpoint measured at Day 30: 65.9% of neridronate-treated versus 29.7% on placebo achieved at least a 50% improvement in pain (p=0.0017) Following completion of the double-blind portion of the Phase 3 IM study, placebo participants were treated with 400 mg IV neridronate (4 doses of 100 mg) Benefits on pain reduction, clinical and functional measures were maintained and further improved over 12 months in most patients treated with neridronate administered either IM or IV ≥88% of subjects in both groups were defined as responders (≥50% improvement in pain) at 12 months Durable, potentially disease-modifying effects observed in multiple long-term studies D: IV study treatment dosed.IV: Intravenous. IM: Intramuscular. Varenna M et al. Intramuscular neridronate for the treatment of complex regional pain syndrome type 1: a randomized, double -blind, placebo -controlled study. Ther Adv Musculoskelet Dis. 2021 Jun 11;13:1759720X211014020. G. Adami et al. Long-term effectiveness and predictors of bisphosphonate treatment in type 1 complex regional pain syndrome. Clinical and Experimental Rheumatology 2024; 42: 961 -966 Phase 3 NAIMES Study in CRPS-1 with IM / IV Neridronate (n = 78)1 Real-world longitudinal study conducted by Italian investigators with 400 mg IV neridronate 78% reduction in pain over 12 months, with improvements sustained up to 3+ years; early VAS pain intensity reduction was significantly and strongly associated to lower loss of motion at month 12 >84% of patients achieved resolution of key symptoms such as hyperalgesia and allodynia by month 12 **** DDDD Longitudinal, observational real-world study in CRPS-1 (n=103)2 DDDD Double-blind (to Day 30) Placebo cross-over and open-label (Days 40 to 360) Wash out (Days 30-40)

Neridronate has been generally well-tolerated across all clinical trials and in post-marketing experience The safety profile of neridronate in CRPS is consistent with the safety profiles of other IV bisphosphonates given over a short term despite higher doses used for neridronate in CRPS Acute Phase Reactions (and associated events) were the most commonly reported treatment emergent adverse events in participants receiving neridronate in CRPS clinical trials  Osteonecrosis of the jaw (ONJ), a potential risk with high-dose bisphosphonates, has not been observed in neridronate CRPS-1 clinical trials Post-marketing experience with neridronate in Italy indicates a favorable benefit/risk profile for its approved indications (Paget’s disease, osteogenesis imperfecta, and CRPS-1), with an estimated 600,000+ patients receiving treatment since 20021 Neridronate 2025 Periodic Safety Update Report (Internal).

Ongoing pivotal Phase 3 study (CRPS-RISE) builds on successful Abiogen program Key Eligibility CRPS-1 diagnosed per clinical Budapest criteria A known precipitating event (e.g., sprain, fracture, contusion) CRPS duration ≤6 months Moderate-severe pain >4 on 11-point NRS (average weekly) Precision medicine criteria Positive TPBS Warm CRPS-1 subtype, defined as: Moderate to severe edema, or At least mild edema + obvious redness, or At least mild edema + increase in temperature Primary Endpoint Change from baseline to Week 12 in pain intensity (11-point NRS) Key Secondary Endpoints: ≥ 50% reduction in pain intensity at Week 12 Change from baseline in CRPS Severity Score (CSS) at Week 12 Patient Global Impression of Change (PGIC) in CRPS-related health at Week 12 Change from baseline in SF-36: Physical Functioning Domain at Week 12 Screening 2 to ≤6 weeks Clinical program includes registry for long-term outcomes and open-label extension to support study retention and allow for some data on a second course of treatment in some patients after Week 12 Randomize 1:1 N= ~135 IV neridronate 100 mg Days 1, 4, 7, and 10 Followed by off-treatment follow-up N= ~135 IV placebo Days 1, 4, 7, and 10 Followed by off-treatment follow-up ClinicalTrials.gov ID: NCT07210515 WEEK 3 WEEK 6 WEEK 9 WEEK 12 Clinic Study Visit Clinic Study Visit Clinic Study Visit Phone Call NRS: Numerical Rating Scale

Dose selected: short, fixed treatment course Clinically meaningful efficacy demonstrated in prior Abiogen Phase 3 trials Durable, potentially disease-modifying treatment effects Generally well-tolerated across clinical trials Post marketing experience with 600,000+ patients in Italy1 Breakthrough Therapy, Fast Track and Orphan Drug Designations granted by FDA Precision warm-phase patient selection strategy for enrollment in Phase 3 CRPS-RISE study Initiated Phase 3 trial in Q1 2026 following recent FDA feedback Method of use patent issued; U.S. market exclusivity potentially extends to 2045, providing competitive protection in CRPS-1 indication Neridronate Key Highlights  Neridronate 2025 Periodic Safety Update Report (Internal).

Neridronate is a potentially first-in-class therapy for CRPS-1 with a large U.S. market opportunity 1 Opportunity to establish standard of care No FDA-approved pharmacological therapies; current options limited, lack efficacy, costly, and complex Potentially disease-modifying mechanism Lowers risk of opioid use disorder, currently at ~15% of patients in the first year1 2 Well-defined population & call points ~65,000 newly diagnosed individuals in the U.S. per year1 Short in-office IV course of treatment We believe the majority of treating physicians are reachable with a focused sales force 3 Strong market research support Payors view CRPS-1 as a high unmet medical need2 ~95% of physicians would prescribe neridronate if approved2 Potential pricing comparable to other rare disease therapies with similarly sized patient populations Ambros analysis of incident CRPS‑1 patients from the Komodo Healthcare Map claims (n = 189,483). Primary market research with physicians and CRPS experts conducted by Aquest.

Initial addressable market considerations ~65,000 newly diagnosed CRPS-1 patients annually in the U.S.1 ~50% CRPS-1 patients currently diagnosed within 6 months2 ~85% Proportion of CRPS-1 patients diagnosed within 6 months with warm-phase features/symptoms3 ~85% Proportion of TPBS positivity rate in CRPS-1 patients with warm-phase features/symptoms diagnosed within 6 months3 We estimate up to ~80% of patients could be diagnosed within 6 months with awareness and education efforts Ambros analysis of incident CRPS‑1 patients from the Komodo Healthcare Map claims (n = 189,483). Primary market research with physicians and CRPS experts conducted by Aquest. Ambros post‑hoc analysis of pooled baseline warm‑phase symptoms across four Grünenthal and two Abiogen studies (n = 189); TPBS positivity per Wüppenhorst N, et al. Clin J Pain 2010 and Wertli MM, et al. PLoS One 2017.

Pain specialists are the primary prescribers, supported by a referral network with hand and foot specialists We plan to establish targeted specialty sales force to reach the majority of U.S. CRPS-1 patients ~65% of CRPS-1 diagnoses come from four specialties1 Key prescribers concentrated in pain (~6,000 U.S. specialists2) and hand/foot (~12,500 U.S. specialists3) Prioritized using claims data on high-frequency CRPS-1 diagnosers (Komodo) Initial focus: high-volume pain clinics, hand/foot specialists, orthopedists (education/awareness), KOLs Ambros analysis of incident CRPS‑1 patients from the Komodo Healthcare Map claims (n = 189,483); diagnosing-specialty distribution. 2026 AMA Physician Professional Data; U.S. Physician Workforce Data Dashboard. Excludes non-practicing pain physicians. 2024 Occupational Outlook Handbook and Patel R et al. Where Are the Hand Surgeons? J Hand Surg Glob Online. 2025 Dec 5. doi: 10.1016/j.jhsg.2025.100898.

Neridronate protected through IP and high barrier to entry U.S. market exclusivity Methods for patient selection patent granted (exp. 2045) Polymorph patent issued (exp. 2039 + PTE) 7 year Orphan exclusivity; potential 6-month pediatric exclusivity Limitations of other bisphosphonates Differentiated from other branded/generic bisphosphonates IV formulation addresses limited bioavailability of oral bisphosphonates Efficacy and safety of other injectable bisphosphonates have not been established in CRPS-1 trials Existing and future treatment options Expensive procedures such as sympathetic nerve blocks, sympathectomies, and spinal cord stimulation are used in patients despite limited efficacy Opioids may help manage acute pain to limited extent, but tolerance, long-term toxicity, and addiction pose serious risks Lack of late-stage (Phase 2 or beyond) CRPS assets in the clinic

Anticipated Key Value-Inflection Milestones Expected Through 2028

Strong Capital Position

2028 – Pivotal CRPS-RISE Topline Data Readout

+ ~6 months – Neridronate NDA Submission

18

Strong Capital Position ~$104M in cash, cash equivalents, and short-term investments as of 6/30/20261 FDA engagement on incorporating interim analysis in CRPS-RISE First Patient Enrolled in Pivotal CRPS-RISE Trial (June 2026) 2028 Pivotal CRPS-RISE Topline Data Readout Neridronate NDA Submission 1H26 2H26 + ~6 months Unaudited and prepared only by the Company's management, subject to change. Anticipated Key Value-Inflection Milestones Expected Through 2028

Neridronate has the potential to become the first and only FDA-approved medicine for Complex Regional Pain Syndrome Type 1 (CRPS-1) CRPS-1 Rare Disease Burden Severely painful and debilitating condition following injury Long-lasting disability; may become permanent No FDA-approved medicines; current pharmacological therapies have limited to no efficacy1 Neridronate Highlights Expected Single Phase 3 for Approval Blockbuster Opportunity Differentiated bisphosphonate administered intravenously (IV) Extensive clinical data, including 2 successful Italian Phase 3 trials in CRPS Approved in Italy for CRPS2 FDA granted Breakthrough Therapy, Fast Track, & Orphan Drug Designations Expected FDA alignment on single pivotal Phase 3 study for approval Phase 3 CRPS-RISE study ongoing (initiated in Q1 2026) Projected to be fully funded through Phase 3 topline data ~65,000 newly diagnosed individuals each year in the U.S.3 Large healthcare and patient burden3; first mover advantage via potential U.S. approval No other known clinical-stage therapies in biopharma pipelines Expected US market exclusivity through 2045 Fassio, Pharmacological treatment in adult patients with CRPS-1: a systematic review and meta-analysis of randomized controlled trials. Rheumatology 2022 Italian commercialization rights are not held by Ambros Ambros analysis of incident CRPS-1 patients from the Komodo Healthcare Map claims (n = 189,483); analysis also quantifies disease burden through elevated rates of mobility loss, long‑term disability (SSDI), opioid use disorder, and depression vs. non‑CRPS individuals.

Appendix

Abiogen NAIMES Phase 3 study with neridronate administered IM **************** Varenna M er al. Intramuscular neridronate for the treatment of complex regional pain syndrome type 1: a randomized, double-blind, placebo-controlled study. Ther Adv Musculoskelet Dis. 2021 Jun 11;13:1759720X211014020. Randomized, double-blind, placebo-controlled study in CRPS-1 (n=78) TPBS confirmed CRPS-1 with symptoms <4 months 25 mg neridronate (n=41) or placebo (n=37) on days 1-16* Primary endpoint of pain intensity assessed by visual analog scale (VAS, range 0-100mm) at day 30 Neridronate significantly reduced VAS pain intensity score vs. placebo (p=0.0003) Significant improvements observed across secondary endpoints of pain and quality of life (McGill Pain Questionnaire) Significant improvements in edema (p=0.03), allodynia (p=0.0004), hyperalgesia (p=0.0023), pain at motion (p=0.0009) vs. placebo Double-blind

Utility of triple-phase bone scan (TPBS) as a “precision medicine” tool in CRPS-1 TPBS is an imaging procedure that uses a radiolabeled bisphosphonate (BP) and specialized camera to assess bone involvement BPs bind to hydroxyapatite, a calcium mineral exposed during the warm phase of CRPS-11 Qualitative comparison vs. patient’s own unaffected limb Increased radiolabeled BP uptake (positive TPBS reading) indicates high bone turnover and exposed bone tissue2 à increases likelihood of response to neridronate by confirming BP penetrance at site of injury1 Positive TPBS readings have been shown to correlate with CRPS-1 disease duration and are typically seen within the first 5-6 months of symptoms (“warm” phase)3 “Cold” CRPS-1 usually correlates with negative TPBS readings, indicating decreased BP uptake3 Wong KK, Piert M. "Dynamic bone imaging with 99mTc-labeled diphosphonates and 18F-NaF: mechanisms and applications." J Nucl Med. 2013;54(4):590-599. PMID 23482667 Varenna M, Crotti C. Bisphosphonates in the treatment of complex regional pain syndrome: is bone the main player at early stage of the disease? Rheumatol Int 2018;38(11):1959-1962. Varenna M. Bisphosphonates beyond their anti-osteoclastic properties. The lesson of complex regional pain syndrome. Rheumatology (Oxford) 2014;53(6):965-967. Wüppenhorst N, et al. Sensitivity and specificity of 3‑phase bone scintigraphy in the diagnosis of CRPS of the upper extremity. Clin J Pain 2010; Wertli MM, et al. Usefulness of bone scintigraphy for the diagnosis of CRPS 1: a systematic review and Bayesian meta‑analysis. PLoS One 2017.

In 2013, Grünenthal licensed rights to neridronate and ran two global Phase 3 clinical trials1 Positive Grünenthal study was driven by subset of participants with CRPS-1 and warm subtype findings at baseline Ambros is building on the successful Abiogen studies in warm phase CRPS-1 Enrolled all CRPS types (1, 2) No TPBS required for inclusion; majority beyond warm phase Terminated trials early due to interim futility analysis and then returned rights to Abiogen Final analysis of trials showed one positive study (p=0.0111) and one negative study (p=0.2522) Protocol Element Grünenthal Abiogen Ambros Positive TPBS No Yes Yes CRPS -1 Subtype 75% 100% 100% Phase of Disease Warm/Cold Early/Warm Early/Warm Symptom Duration < 24 Months < 4 Months < 6 Months Grünenthal GmbH. Phase 3 trials of intravenous neridronic acid in CRPS: KF7013-02 (ClinicalTrials.gov NCT03530345; EudraCT 2016-003833-91) and KF7013-04 (ClinicalTrials.gov NCT03560986; EudraCT 2017-004244-37). Both trials discontinued following a pre-planned interim futility analysis; company clinical study reports. Neridronate clinical trials in other CRPS populations

Post-hoc analyses across three Phase 3 trials[1]

NERIAS Day 40 Mild Edema (n=26)
NERIAS Day 40 Moderate Edema (n=37)
NAIMES Day 30 Mild Edema (n=24)
NAIMES Day 30 Moderate Edema (n=35)
NAIMES Day 30 Severe Edema (n=18)
KF7013-02 Week 12 Edema Absent (n=14)
KF7013-02 Week 12 Edema Present (n=17)
-15.40
p=0.068
-28.60
p=0.004
-6.71
p=0.576
-24.30
p=0.003
-37.60
p=0.005
-0.91
p=0.096
-2.11
p=0.001

Trial KF7013-02 (11-point NRS)			
Subgroup	Treatment Arm	Mean Change at 12 Weeks	Mean Diff
(+) Red and/or warm affected limb at baseline	Neridronate (n=7)	-1.75	-2.11
	Placebo (n=5)	+0.36	
(–) Red and/or warm affected limb at baseline	Neridronate (n=8)	-1.21	-1.14
	Placebo (n=11)	-0.07	

24

Baseline pain was similar across all groups in the post-hoc analyses shown on this slide We believe a precision medicine approach that targets the right treatments to the right patients at the right time is warranted This post hoc subgroup analysis across 3 Phase 3 trials suggests that neridronate shows particularly meaningful benefit in CRPS-1 patients with features of the warm subtype: swelling, redness, warmth Summary of Changes in Average Pain Intensity by Baseline Redness/Warmth Subgroup Analysis of Treatment Effects by Baseline Edema Across Certain Clinical Trials Mean Change at 12 Weeks Mean Diff Evidence of greater efficacy with neridronate in warm CRPS-1 subtype Post-hoc analyses across three Phase 3 trials1 Ambros post-hoc analyses across the Grunenthal and Abiogen CRPS studies (Internal).